As filed with the Securities and Exchange Commission on October 22, 2010
Registration No. 333-169839

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Amendment No. 2
to
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Le Gaga Holdings Limited
(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	100	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Unit 1105, The Metropolis Tower
10 Metropolis Drive
Hung Hom, Kowloon
Hong Kong
Telephone number: +852-3162-8585
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Law Debenture Corporate Services Inc.
400 Madison Avenue, Suite 4D
New York, New York 10017
212-750-6474
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David T. Zhang Eugene Y. Lee Latham & Watkins 41st Floor, One Exchange Square 8 Connaught Place, Central Hong Kong +852-2522-7886	Chris K.H. Lin Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong +852-2514-7650

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this registration statement

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earliest effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Aggregate Offering	Aggregate Offering	Amount of
Securities to be Registered(1)(2)	Registered	Price per Ordinary Share(3)	Price	Registration Fee
Ordinary shares, par value $0.01 per share	625,116,950	$0.19	$118,772,220.50	$8,484.70(4)

(1)	American depositary shares issuable upon deposit of the ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-170038). Each American depositary share represents 50 ordinary shares.

(2)	Includes (i) ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public and (ii) ordinary shares that may be purchased by the underwriters pursuant to an over-allotment option. These ordinary shares are not being registered for the purposes of sales outside of the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We and the selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated          , 2010

PROSPECTUS

10,871,599 American Depositary Shares

Le Gaga Holdings Limited

Representing 543,579,950 Ordinary Shares

This is the initial public offering of American depositary shares of Le Gaga Holdings Limited. Each ADS represents 50 of our ordinary shares. We are offering 9,200,000 ADSs, and the selling shareholders are offering an additional 1,671,599 ADSs. We expect the public offering price to be between $7.50 and $9.50 per ADS.

We have applied to list the ADSs on the NASDAQ Global Market under the symbol “GAGA.”

Investing in our ADSs involves risks.  See “Risk Factors” beginning on page 11 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ADS	Total

Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds before expenses to the selling shareholders	$	$

The underwriters may also purchase up to an additional 1,630,740 ADSs from certain selling shareholders at the public offering price, less underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus.

Delivery of the ADSs will be made on or about          , 2010.

BofA Merrill Lynch	UBS Investment Bank

Piper Jaffray	Oppenheimer & Co.

The date of this prospectus is          , 2010.

A leading China based greenhouse vegetable producer operating a combined area of approximately 1,200 hectares of farms

You should rely only on the information contained in this prospectus. We and the selling shareholders have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, our ADSs only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ADSs.

Until          , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in the ADSs, you should carefully read the entire prospectus, including our financial statements and related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” In this prospectus, unless the context otherwise requires, “we,” “us,” “our company,” and “our” refer to Le Gaga Holdings Limited, any entity carrying on Le Gaga’s current business prior to the restructuring transactions through which Le Gaga became our listing vehicle, and their respective subsidiaries; “China” or “PRC” refers to the People’s Republic of China, excluding Taiwan, Hong Kong and Macau; “shares” or “ordinary shares” refers to our ordinary shares; “ADSs” refers to American depositary shares, each representing 50 ordinary shares; “Renminbi” or “RMB” refers to the legal currency of China; and “$” or “U.S. dollars” refers to the legal currency of the United States. References to a “year” or “quarter” are to a calendar year or quarter, unless otherwise indicated. References in this prospectus to a “fiscal” year are to our fiscal year ended or ending March 31.

Our Company

We are one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage, according to a report commissioned by us from Frost & Sullivan, an independent market research firm, and we believe we are one of the fastest growing major vegetable producers in China. We grow vegetables in open fields as well as by using greenhouses. As of June 30, 2010, our greenhouses covered approximately 20.9% of our total arable land. According to the Frost & Sullivan report, we have the highest greenhouse coverage ratio among major vegetable producers in China. We focus on applying advanced agricultural know-how to grow safe and consistently high-quality vegetables. We sell over 100 varieties of vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. Our customers include leading international hypermarket chain Walmart and the top three Hong Kong supermarket chains, Wellcome, ParknShop and Vanguard, each with stringent vendor qualification requirements. We have established and rely on a comprehensive database in planning each stage of the crop cultivation process, from seed selection to crop production to harvesting, taking into account customer preferences and market and meteorological conditions. Combining the use of our proprietary planning system, our advanced horticultural know-how and greenhouse cultivation, we have been able to better control crop cycles and harvest schedules to capture attractive market opportunities.

We operated 16 farms with an aggregate area of 18,850 mu (1,257 hectares) in the Chinese provinces of Fujian, Guangdong and Hebei as of June 30, 2010. Fourteen of our farms, with an aggregate area of 14,868 mu (991 hectares), are located in Fujian and Guangdong near our target markets in southern China. These areas offer a favorable climate for year-around crop cultivation, which provides a stable and reliable supply of vegetables desired by many of our customers. We also operate two farms in Hebei province to produce vegetables that grow best in a cooler climate. By the end of the fiscal year ending March 31, 2011,we plan to add another 2,000 mu (133 hectares) of arable land in areas adjacent to our existing production bases in Fujian and Guangdong and increase our greenhouse land area by 2,600 mu (173 hectares) to approximately 6,500 mu (433 hectares).

We use greenhouses to grow vegetables in most of our Fujian and Guangdong farms. Our greenhouses are sturdy structures equipped with retractable walls to regulate temperature without the use of energy supply and temperature control systems. Greenhouses protect our crops from adverse weather conditions, such as typhoons and rainstorms, that are common in the summer in southern China. They also create a favorable microclimate that, together with our horticultural know-how, allows us to grow and sell high-priced vegetables of superior quality and uniform size, color and ripeness that are desired by consumers, as well as off-season vegetables during the winter, which enables us to avoid selling into a highly commoditized market. Compared to open-field farming, greenhouse cultivation improves our production yield, profit margins and return on our investment expenditures. Accordingly, our greenhouses have contributed to a significantly higher percentage of our revenues than would be suggested by their percentage coverage of our arable land.

Through years of research, development and production experience, we have accumulated proprietary horticultural know-how for each step of the crop cultivation process. We have formulated this know-how into standardized production processes for each type of vegetable we produce. Each process is broken down into simple steps to allow for uniform application of our horticultural know-how across all production bases, while minimizing the time for training farm workers. Each year we test grow more than 3,000 varieties of seeds supplied by domestic and international seed companies to identify new varieties with superior quality and production yield. We have established a research center and a plant tissue culture center in Fujian and devote significant resources to research and development. We also collaborate with domestic research institutions, universities and industry experts to develop cultivation techniques and improve production yield.

We have systematically gathered, collected and analyzed market information, seed information, meteorological information, as well as vegetable supply information in China. We have gathered a large volume of data on historical vegetable price movements and weather patterns in various regions of China, which helps us to plan our crop cultivation and harvests. We are collaborating with the Beijing Research Center for Information Technology in Agriculture, or Beijing IT, a research institute affiliated with the Ministry of Agriculture, to develop an advanced information management system and database to better organize and utilize our know-how.

In the fiscal years ended March 31, 2008, 2009 and 2010, our revenue was RMB153.6 million, RMB199.0 million and RMB280.5 million ($41.4 million), respectively, representing a compound annual growth rate, or CAGR, of 35.1%. Our profit for the year increased from RMB38.4 million in the fiscal year ended March 31, 2008 to RMB60.4 million in the fiscal year ended March 31, 2009 and to RMB110.2 million ($16.3 million) in the fiscal year ended March 31, 2010, representing a CAGR of 69.4%. For the three months ended June 30, 2010, our revenue was RMB83.3 million ($12.3 million) and our profit was RMB23.5 million ($3.5 million), compared to revenue of RMB53.8 million and profit of RMB28.3 million for the three months ended June 30, 2009.

Our Industry

Agriculture is a very important industry in China’s economy, contributing 18.1% of China’s GDP in 2009. According to Frost & Sullivan, farming is the largest component of the agriculture industry, contributing 47.7% of the sector output. Within the farming industry, vegetable farming has grown from RMB505 billion in 2005 to RMB876 billion in 2009, representing a CAGR of 14.8%, and is expected to further grow at a CAGR of 8.0% from 2009 to 2014.

China is the largest producer of vegetables by volume globally. In 2009, China produced 602.0 million tonnes of vegetables. China’s large vegetable production volume is due to the Chinese population’s predominantly vegetable-based diet, the availability of arable lands and the Chinese society’s traditional emphasis on farming. However, the overall productivity of China’s vegetable farming is low, as its vegetable farming industry is highly fragmented with production predominantly carried out by individual farmers and small scale vegetable production companies who do not have access to advanced horticultural techniques, effective plant nutrients and pesticides, efficient logistics or sufficient financial resources. The vegetable farming industry in China has the following other characteristics:

•	increasing vegetable prices;

•	rising demand for arable land; and

•	robust domestic vegetable consumption.

A number of key factors will continue to drive the strong growth of the vegetable farming industry in China:

•	rising disposable income per capita in both rural and urban areas;

•	increasing nutritional awareness and need for a balanced diet;

•	favorable government policies and practices; and

•	wider adoption of greenhouses.

Greenhouse farming is becoming a popular method of vegetable cultivation in China despite its capital intensive nature compared to open-field farming. Greenhouse farming allows producers to produce high-quality vegetables with a significantly increased production yield. Other advantages of greenhouse farming include more efficient resource utilization and greater crop variety. Greenhouse vegetable production in China has increased significantly over the last few years, from 154.6 million tonnes of greenhouse vegetables in 2005 to 186.0 million tonnes in 2009, representing a CAGR of 4.7%, and is estimated to reach 276.0 million tonnes by 2014. Greenhouse vegetable production as a percentage of total vegetable production increased from 27.4% in 2005 to 30.9% in 2009 and is expected to reach 39.4% in 2014.

The greenhouse vegetable production industry in China still remains highly fragmented and intensely competitive involving various participants, including individual farmers, state-owned agriculture companies and private vegetable production companies. Greenhouse vegetable production companies achieve significantly higher production yields due to their advanced facilities and economies of scale. A number of large-scale greenhouse vegetable producers have emerged in the past few years.

Competitive Strengths

We believe that the following strengths give us a competitive edge over our competitors:

•	leading greenhouse vegetable producer in China;

•	effective production planning and operations based on market intelligence;

•	proprietary horticultural know-how applied standardized production processes;

•	strategically located production bases;

•	strong brand recognition and reputation for quality, food safety and supply reliability; and

•	experienced management team.

Strategies

Our goal is to become the largest greenhouse vegetable producer of high-quality and safe vegetables with strong brand recognition by consumers across China. To achieve our goal, we intend to:

•	increase our greenhouse coverage and arable land area;

•	strengthen our brand building efforts;

•	expand and broaden our sales, marketing and distribution network;

•	continue to devote research and development efforts to enhance our horticultural know-how; and

•	recruit and train more farm managers and technical personnel.

Risks and Challenges

Our business is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These include:

•	our reliance on arrangements with farmer households, local villagers’ committees or local governments to lease farmland or forestland;

•	the legality or validity of our leases of farmland or forestland;

•	extreme weather conditions, natural disasters, crop diseases, pests and other natural conditions;

•	the susceptibility of our business to the potential climate change globally and in China;

•	risks of product contamination and product liability claims as well as negative publicity associated with food safety issues in China;

•	our dependence on key employees;

•	labor shortage and rising labor cost; and

•	our ability to comply with U.S. public reporting requirements, including maintenance of an effective system of internal controls over financial reporting.

Corporate Structure

The following diagram illustrates our shareholding and corporate operating structure as of the date of this prospectus.

*	We are in the process of liquidating this entity.

Corporate Information

Our principal executive offices are located at Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong. The telephone number is +852-3162-8585 and the fax number is +852-3167-7227. Our registered address in the Cayman Islands is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., 400 Madison Avenue, Suite 4D, New York, New York 10017.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our corporate website address is www.legaga.com.hk. The information contained on our website is not a part of this prospectus.

The Offering

ADSs we are offering	9,200,000 ADSs

ADSs the selling shareholders are offering	1,671,599 ADSs

ADSs outstanding immediately after this offering	10,871,599 ADSs

Ordinary shares outstanding immediately after this offering	2,293,591,000 ordinary shares

The ADSs	Each ADS represents 50 ordinary shares, par value $0.01 per share.

• The depositary will be the holder of the ordinary shares underlying your ADSs.

• If we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

• You may turn in your ADSs to the depositary in exchange for ordinary shares underlying your ADSs. The depositary will charge you fees for exchanges.

• We may amend or terminate the deposit agreement for any reason without your consent, and if you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. We also encourage you to read the deposit agreement, which is an exhibit to the registration statement of which this prospectus is a part.

Use of Proceeds	We estimate that the net proceeds from this offering will be approximately $68.8 million. We expect to use the net proceeds from this offering to fund the construction and improvement of our greenhouses and other agricultural facilities and the enhancement of our research and development capability, including the development of our information system.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

Reserved Share Program	At our request, the underwriters have reserved for sale, at the initial public offering price, up to 8% of the ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. See “Underwriting — Reserved Share Program.”

Proposed NASDAQ Global Market symbol	GAGA

The number of ordinary shares outstanding immediately after this offering:

•	is based on 1,833,591,000 shares outstanding as of the date of this prospectus, assuming the conversion of all outstanding preferred shares into 703,997,000 ordinary shares upon the closing of this offering;

•	excludes 198,416,001 ordinary shares issuable upon the exercise of share options outstanding as of the date of this prospectus with exercise prices ranging from $0.0729 to $0.08 per share and a weighted average exercise price of $0.0765 per share; and

•	excludes additional ordinary shares reserved for future grants under our share incentive plans.

Unless otherwise indicated, all information in this prospectus:

•	assumes the issuance and sale by us of 460,000,000 ordinary shares in the form of ADSs in this offering at an assumed initial public offering price of $0.17 per share;

•	gives effect to the 1,000-for-1 exchange of our shares for China Linong’s shares to establish our company as our listing vehicle; and

•	assumes no exercise by the underwriters of their option to purchase up to an additional 1,630,740 ADSs from certain selling shareholders representing 81,537,000 ordinary shares.

Summary Combined Financial and Operating Data

We have derived our summary combined income statement data for the years ended March 31, 2008, 2009 and 2010 and our combined balance sheet data as of March 31, 2010 from our audited combined financial statements included elsewhere in this prospectus. We have derived our summary combined income statement data for the three months ended June 30, 2009 and 2010 and our summary combined balance sheet data as of June 30, 2010 (except for the “as adjusted” data) from our unaudited condensed combined interim financial statements, which are included elsewhere in this prospectus and have been prepared on the same basis in all material respects as our audited combined financial statements. Our financial information for the three months ended June 30, 2009 and 2010 includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. Our combined financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS. The historical operating results presented below are not necessarily indicative of the results that may be expected for any future reporting period. You should read the summary combined financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with the combined financial statements and related notes included in this prospectus.

	Year Ended March 31,				Three Months Ended June 30,
	2008	2009	2010		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands, except per share and per ADS data)
Combined Income Statement Data:
Revenue	153,559	198,995	280,512	41,364	53,838	83,317	12,286
Cost of inventories sold	(129,228)	(174,288)	(238,277)	(35,136)	(43,776)	(79,251)	(11,686)
Changes in fair value less costs to sell related to:

Crops harvested during the year/period	52,689	80,795	119,009	17,549	10,611	20,018	2,952
Growing crops on the farmland at the year/period end	17,558	16,548	33,734	4,974	25,036	27,552	4,063

Total changes in fair value less costs to sell of biological assets	70,247	97,343	152,743	22,523	35,647	47,570	7,015

Results from operating activities	40,874	60,067	111,700	16,471	28,447	23,551	3,473
Profit for the year/period	38,445	60,413	110,202	16,250	28,297	23,495	3,465

Earnings per ordinary/preferred share (in cents)(1)
Basic	2.85	3.61	6.52	0.96	1.69	1.34	0.20

Diluted	2.85	3.57	6.43	0.95	1.67	1.32	0.19

Earnings per ADS (in cents)
Basic	142.50	180.50	326.00	48.00	84.50	67.00	10.00

Diluted	142.50	178.50	321.50	47.50	83.50	66.00	9.50

Other Financial Data:
Adjusted cost of inventories sold(2)	(63,602)	(75,661)	(102,565)	(15,124)	(20,661)	(29,794)	(4,393)
Adjusted profit for the year/period(3)	33,824	61,697	93,171	13,739	15,765	25,431	3,750
Adjusted EBITDA(4)	52,849	89,042	135,603	19,998	24,516	40,025	5,902

	As of March 31, 2010		As of June 30, 2010
	Actual		Actual		As Adjusted(5)
	RMB	$	RMB	$	RMB	$
	(In thousands)

Combined Balance Sheet Data:
Cash	139,207	20,527	179,268	26,435	668,621	98,595
Total current assets	223,929	33,021	258,857	38,171	748,210	110,331
Total non-current assets	414,525	61,126	456,184	67,269	456,184	67,269
Total assets	638,454	94,146	715,041	105,440	1,204,394	177,600
Total non-current liabilities	35,700	5,264	83,066	12,249	83,066	12,249
Total current liabilities	22,710	3,349	25,453	3,753	25,453	3,753
Total liabilities	58,410	8,613	108,519	16,002	108,519	16,002
Total equity	580,044	85,533	606,522	89,438	1,095,875	161,598

	As of March 31,			As of June 30,
	2008	2009	2010	2009	2010

Selected Operating Data:
Total arable land area(6)	17,103 mu (1,140 hectares)	16,525 mu (1,102 hectares)	18,850 mu (1,257 hectares)	17,038 mu (1,136 hectares)	18,850 mu (1,257 hectares)
Total greenhouse land area	2,668 mu (178 hectares)	3,117 mu (208 hectares)	4,420 mu (295 hectares)	3,157 mu (210 hectares)	3,941 mu (263 hectares)
Greenhouse land area as a percentage of total arable land area	15.6%	18.9%	23.4%	18.5%	20.9%

	Year Ended March 31,			Three Months Ended June 30,
	2008	2009	2010	2009	2010

Total production output	57,085 tonnes	69,240 tonnes	98,076 tonnes	20,653 tonnes	29,267 tonnes
Production yield(7)(8)	3.6 tonnes per mu	3.9 tonnes per mu	5.4 tonnes per mu	1.2 tonnes per mu	1.6 tonnes per mu
Revenue-per-mu(7)(9)	RMB9,611	RMB11,167	RMB15,497 ($2,285)	RMB3,160	RMB4,420 ($652)

(1)	Holders of our ordinary shares and preferred shares have equal rights to receive dividends from our earnings. Preferred shares will automatically convert into ordinary shares on an one-to-one basis upon the completion of this offering. The automatic conversion is not expected to result in retrospective adjustments to the reported amounts of basic and diluted earnings per share for the fiscal years ended March 31, 2008, 2009 and 2010 and the three months ended June 30, 2009 and 2010 since the weighted average number of shares used in the calculation of basic and diluted earnings per share includes both ordinary and preferred shares.

(2)	Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture,” or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. Set forth below is a reconciliation of adjusted cost of inventories sold to the most directly comparable IFRS measure, cost of inventories sold.

	Year Ended March 31,				Three Months Ended June 30,
	2008	2009	2010		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands)

Cost of inventories sold	(129,228)	(174,288)	(238,277)	(35,136)	(43,776)	(79,251)	(11,686)
Less: biological assets fair value adjustment	(65,626)	(98,627)	(135,712)	(20,012)	(23,115)	(49,457)	(7,293)

Adjusted cost of inventories sold	(63,602)	(75,661)	(102,565)	(15,124)	(20,661)	(29,794)	(4,393)

(3)	Adjusted profit for the year/period is defined as profit for the year/period before the net impact of the biological assets fair value adjustment. As discussed in note (2) above, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period, and to recognize as cost of inventories sold at the deemed cost based on their fair value (less costs to sell) at the point of harvest. We believe that separate analysis of the net impact of these fair value adjustments adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. Set forth below is a reconciliation of adjusted profit for the year/period to the most directly comparable IFRS measure, profit for the year/period.

	Year Ended March 31,				Three Months Ended June 30,
	2008	2009	2010		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands)

Profit for the year/period	38,445	60,413	110,202	16,250	28,297	23,495	3,465
Adjustments for net impact of biological assets fair value adjustment:
Add: biological assets fair value adjustment included in cost of inventories sold	65,626	98,627	135,712	20,012	23,115	49,457	7,293
Less: changes in fair value less costs to sell of biological assets	(70,247)	(97,343)	(152,743)	(22,523)	(35,647)	(47,570)	(7,015)

Net impact of biological assets fair value adjustment	(4,621)	1,284	(17,031)	(2,511)	(12,532)	1,887	278

Adjusted profit for the year/period	33,824	61,697	93,171	13,739	15,765	25,382	3,743

(4)	Adjusted EBITDA is defined as EBITDA (earnings before net finance income (expense), income tax expense (benefit), depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation and the impact of biological assets fair value adjustment under IAS 41. Although the nature of many of these income and expense items is recurring, we have historically excluded such impact from internal performance assessments. We believe that separate analysis and exclusion of the impact of biological assets fair value adjustment under IAS 41 adds clarity to the constituent parts of our performance and provides additional useful information for investors to assess the operating performance of our business.

We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders.

Set forth below is a reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, profit for the year/period.

	Year Ended March 31,				Three Months Ended June 30,
	2008	2009	2010		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands)

Profit for the year/period	38,445	60,413	110,202	16,250	28,297	23,495	3,465
Add:
Amortization of lease prepayments	33	87	104	15	26	26	4
Depreciation	11,401	24,464	35,057	5,170	7,309	10,500	1,548
Finance costs	43	—	709	105	181	115	17
Income tax expense	2,635	200	890	131	—	—	—
Share-based compensation	5,162	3,140	5,773	851	1,266	4,061	599
Biological assets fair value adjustment included in cost of inventories sold	65,626	98,627	135,712	20,014	23,115	49,457	7,293

Less:
Finance income	249	546	101	15	31	59	9
Changes in fair value less costs to sell of biological assets	70,247	97,343	152,743	22,523	35,647	47,570	7,015

Adjusted EBITDA	52,849	89,042	135,603	19,998	24,516	40,025	5,902

(5)	As adjusted to give effect to (i) the issuance of 79,593,999 ordinary shares in October 2010 pursuant to the exercise of share options at a weighted average exercise price of $0.04153 per share, and (ii) the issuance and sale of 460,000,000 ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of $0.17 per share, after deducting estimated underwriting discounts, commissions and estimated offering expenses payable by us, or estimated net cash proceeds of approximately $68.8 million, without giving effect to the intended use of proceeds. A $1.00 increase (decrease) in the assumed public offering price of $8.50 per ADS would increase (decrease) the amounts representing cash and cash equivalents, total assets and total shareholders’ equity by $8.6 million.

(6)	Total arable land area excludes land that we used on a temporary basis.

(7)	For the purposes of calculating production yield and revenue-per-mu, average land area within each reporting period also includes land that we use on a temporary basis to generate the production output and revenue.

(8)	Production yield is calculated by dividing total production output by average arable land within each reporting period.

(9)	Revenue-per-mu is calculated by dividing revenue by average arable land within each reporting period.

RISK FACTORS

Investing in our ADSs involves a high degree of risk. You should carefully consider the risks described below with all of the other information included in this prospectus before deciding to invest in our ADSs. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In these circumstances, the market price of our ADSs could decline and you could lose all or part of your investment.

Risks Related to Our Business

We primarily rely on arrangements with farmer households, local villagers’ committees or local governments to lease farmland or forestland. If we were unable to continue these arrangements or enter into other new arrangements on commercially reasonable terms, or at all, our growth would be slowed down or inhibited.

As of June 30, 2010, we leased farmland and forestland with an aggregate area of 18,850 mu (1,257 hectares). Because we are legally prohibited from owning farmland or forestland, we typically lease the farmland or forestland from farmer households, the local villagers’ committees or the local governments who act on the behalf of farmer households. Most of our leases have terms of 10 to 20 years. If relevant governmental land policy changes so that we are no longer able to continue to lease the farmland or forestland, a significant number of farmer households, local villagers’ committees or local governments refuse to lease the farmland or forestland to us upon the expiration of their current leases on commercially reasonable terms, or at all, or we are unable to find new farmer households, local villagers’ committees or local governments that are willing to lease their farmland or forestland to us on commercially reasonable terms, or at all, our growth rate would be materially and adversely affected. Any of these disruptions could materially and adversely affect our production and revenue. Such disruptions could also damage customer relationships and loyalty if we cannot supply them with the quantities and varieties of vegetables that they expect.

If the legality or validity of our leases of agricultural land is challenged, our operations could be disrupted.

Under PRC law, agricultural land is collectively owned by the farmers in a village or rural collective and ownership is evidenced by the relevant title certificate. The right to operate and manage such agricultural land is vested in the relevant local villagers’ committee or rural collective who divides the land into parcels and contracts the rights to operate such parcels of land to individual farmer households or, subject to the approval of local governments and the requisite vote of the farmer households, to any entity or person outside that village or rural collective. The right to operate the land is evidenced by the relevant operating right certificates. See “Regulations — Land Use Rights” for a more detailed description of the land regime.

We typically lease agricultural land from the local villagers’ committees or the local governments who act on the farmer households’ behalf. A lessor has no right to lease out agricultural land if it does not have land ownership, operation rights or consent of the holder of the operation rights.

The administrative system for the registration of agricultural land ownership and operation right is underdeveloped in areas where some of our production bases are located. In some areas, there are no established procedures for the issue of ownership certificates or operation right certificates. However, in some of these areas, our lessors have received governmental confirmations evidencing their rights to lease the land to us for operation. As of the date of this prospectus, approximately 32% of our total land area had no ownership certificates or related governmental confirmations issued by local authorities. As of the date of this prospectus, approximately 12% of the total land area we leased still had no operation right certificates or related governmental confirmations issued by local authorities. We cannot assure you that the governmental confirmations with respect to the lessors’ land ownership or land operating rights would not be revoked or otherwise rendered defective in any respect. The absence of title certificates or operating right certificates also subjects us to the risk that we do not have valid leases.

For leases not directly entered into with the holders of the operation right, authorization letters or consents from the holders of the operation right must be obtained. As of the date of this prospectus, authorization letters or consents had not been obtained for approximately 30% of the total land area we leased. Failure to obtain the authorization letters or consents for the remaining land could render such leases unenforceable. Additionally, leases must also be filed with the local villagers’ committee, rural collective or local government. In addition, all leases are subject to the preemptive rights of other farmers in the same village or rural collective. If the preemptive rights are not exercised within two months from the date on which we start using the parcels of land, it is very likely that the PRC courts will not enforce such preemptive rights, although we cannot give any assurance in this regard. As of the date of this prospectus, two months or more have passed since we started using most of the land we leased from the local villagers’ committees or local governments, and we have not received any claim from person purporting to assert the pre-emption rights.

If the legality or validity of our leases become subject to disputes or challenges, we may need to suspend our farming operations on the respective farmland areas. We may incur costs and losses if we are required to remove our improvements, such as greenhouses, from the farmland. We could also lose our rights to use the land and our business, financial condition and results of operations could be materially and adversely affected.

We may face proceedings or claims for unpaid rent from farmer households.

We lease farmland or forestland either directly from farmer households or from the local villagers’ committees or the local governments who act on the farmer households’ behalf. For land directly leased from local farmer households, we pay rent directly to such farmer households. For land that we lease through local villagers’ committees or the local governments who act on behalf of farmer households, we pay rent in cash or by bank transfer semi-annually or annually in advance to the local committees or governments, which in turn distribute the rent to the farmer households. We are unable to ensure that such rent has been or will be distributed to these farmer households by the local villagers’ committees or the local governments on a timely basis or at all. If the local villagers’ committees fail to distribute the rent to the farmer households, we may be held liable for the unpaid rent. As such, we may face proceedings or claims for unpaid rent from the farmer households affected, which may adversely affect our business operations and financial position. While we have not received any complaints relating to the payment of rent in the past, we cannot assure you that such proceedings or claims will not arise in the future.

Extreme weather conditions, natural disasters, crop diseases, pests and other natural conditions can create substantial volatility for our business and results of operations.

Production of fresh vegetables is vulnerable to extreme weather conditions such as windstorms, hailstorms, drought, temperature extremes and typhoons in southern China, as well as natural disasters such as earthquakes, forest fires and floods. Our production site is particularly susceptible to weather conditions in the summer months, especially the typhoon season (between the months of June and October) in southern China. Unfavorable conditions can reduce both crop size and crop quality. In extreme cases, entire harvests may be lost in some geographic areas. These factors can create substantial volatility relating to our business. We take into account the possibility of the occurrence of these adverse seasonal weather conditions in making our production plans to mitigate such risks. However, such events may occur at any time of the year, and the occurrence of any of these events may create the volatility for our business and results of operations.

Our production is also vulnerable to crop diseases and pest infestations, which may vary in severity, depending on the stage of production at the time of infection or infestation, the type of treatment applied and climatic conditions. For example, tomato yellow leaf curl virus, cubensis and powdery mildew are major diseases that affect vegetable cultivation in most of our production bases. The costs to control these diseases and other infestations vary depending on the severity of the damage and the extent of the plantings affected. Moreover, available technologies to control such infestations may not continue to be effective. These infestations can increase costs, decrease revenues and lead to additional expenses, which may have a material and adverse effect on our business, results of operations and financial condition.

Our business is susceptible to potential climate change globally and in China.

Agriculture is extremely vulnerable to climate change, including large-scale changes such as global warming. Global warming is projected to have significant impacts on conditions affecting agriculture, including temperature, carbon dioxide concentration, precipitation and the interaction of these elements. Higher temperatures may eventually reduce yields of desirable crops while encouraging weed and pest proliferation. Increased atmospheric carbon dioxide concentration may lead to a decrease in global crop production. Changes in precipitation patterns increase the likelihood of short-run crop failures and long-run production declines. While crop production in the temperate zones may reap some benefit from climate change, crop production in the tropical and subtropical zones appear more vulnerable to the potential impacts of global warming. Even a high level of farm-level adaptation in the agricultural sector will not entirely mitigate such negative effects. Fourteen of our farms, 14,868 mu (991 hectares) in aggregate, are located in Fujian and Guangdong, which are tropical and subtropical areas. Our production in these farms is particularly susceptible to climate change in these areas. Rapid and severe climate changes may decrease our crop production, which may materially and adversely affect our business, results of operations and financial condition.

Water or power shortage or other calamities could disrupt our production and have a material adverse effect on our business, financial position and results of operations.

Our production requires a continual supply of utilities such as water and electricity. We use spring water or underground water to irrigate our crops. Our production facilities are all situated in China, and the PRC authorities may ration the supply of utilities. Interruptions of water or electricity supply could result in temporary shutdowns of our irrigation system, electrical system and storage and packing facilities. Any major suspension or termination of water or electricity or other unexpected business interruptions could have a material and adverse impact on our business, financial condition and results of operations. Additionally, other calamities at our production facilities, especially at our greenhouses, may result in the breakdown of or damage to our facilities and loss of our crops, could impair our ability to timely produce products, which could have a material adverse effect on our business, financial position and results of operations.

Our business is sensitive to fluctuations in market prices and demand for our products.

Fresh vegetables are highly perishable and generally must be brought to market and sold very shortly after harvest. The selling price for a certain type of vegetable depends on factors such as supply of and demand for such vegetable and the availability and quality of such vegetable in the market. Conditions affecting vegetable growth in various parts of China, including weather conditions such as windstorms, floods, droughts and freezes and diseases and pests, are primary factors affecting the supply and quality of different types of vegetables.

Oversupply of certain types of vegetables without a corresponding increase in consumer demand may decrease the prices for our products. General public concerns regarding the quality, safety or health risks associated with particular vegetables could reduce demand and prices for some of our products. Market demand for our products may also be adversely affected by negative publicity concerning food safety of vegetables produced by other vegetables producers in our target markets. Such negative publicity may lead to a loss of consumer confidence and a decrease in the demand and prices for our products. However, even if market prices are unfavorable, produce items which are ready to be, or have been harvested must be brought to market promptly. A decrease in the selling price received for our products due to the factors described above could have a material and adverse effect on our business, results of operations and financial condition.

We may not be able to accurately predict and successfully adapt to changes in market demand.

We plan our production schedule and crop selection based on our analysis and estimate of market demand. Demand for our products depends primarily on consumer-related factors such as demographics, local preferences and food consumption trends, macroeconomic factors such as the condition of the economy and the level of consumer confidence, as well as seasonal factors such as weather and festivities. To remain competitive, we must continually monitor and adapt to the changing market demand. Our failure or inability to follow or adapt to changes in market demand in a timely manner, if at all, may have a material and adverse effect on our business and our results of operation.

We are subject to the risk of product contamination and product liability claims as well as negative publicity associated with food safety issues in China.

Consumption of fresh vegetables poses potential risks to human health. Harm to the health of consumers may result from tampering by unauthorized third parties, product contamination or spoilage, including the presence of foreign objects, substances, chemicals, other agents, or residues introduced during the growth, storage, handling or transportation phases. Consumption of our products may cause harm to the health of consumers in the future and we may be subject to claims or lawsuits relating to such matters. Even if a product liability claim is unsuccessful or is not fully pursued, the negative publicity surrounding any assertion that our products caused illness or discomfort could adversely affect our reputation with existing and potential customers and our corporate and brand image.

There have been incidents reported in the media of food safety issues that have caused severe harm to consumers. We are highly dependent upon consumer perception of the safety and quality of our products. Concerns over the safety of food products could have a material and adverse effect in the sale of vegetables produced by us.

Moreover, we do not have any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful product liability claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

Our operations are highly regulated in the areas of food safety and protection of human health and we may be subject to the risk of incurring compliance costs and the risk of potential claims and regulatory actions.

Our operations are subject to a broad range of foreign, national, provincial and local health and safety laws and regulations, including laws and regulations governing the use and disposal of pesticides and other chemicals. These regulations directly affect our day-to-day operations, and violations of these laws and regulations can result in substantial fines or penalties. There can be no assurance that these fines or penalties would not have a material and adverse effect on our business, results of operations and financial condition. To stay compliant with all of the laws and regulations that apply to our operations and produce, we may be required in the future to modify our operations, purchase new raw materials or make capital improvements. Our products may be subject to extensive examinations before they are allowed to enter the market, which may delay the production or sale of our crops or require us to take other actions if we or the regulators believe any such product presents a potential risk. In addition, we may in the future become subject to lawsuits alleging that our operations and products cause damages to human health.

Our limited operating history may not serve as an adequate basis to judge our future prospects and results of operations.

We commenced operations in 2004 and have gradually built up our production, research, development, sales and marketing capabilities. We have a limited operating history under our current business model upon which you can evaluate the viability and sustainability of our business. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by other China-based early stage agricultural companies. If we are unsuccessful in addressing any of these risks and uncertainties, our business, financial condition, results of operations and future growth would be adversely affected.

Unfavorable fluctuations in the prices of or shortages in raw materials will increase our production costs and adversely affect our profitability.

Raw materials that we use in production primarily comprise seeds, organic fertilizers, chemical fertilizers, pesticides, plant support rods and packaging materials. We also purchase steel, bamboo tubes, concrete and plastic films to build greenhouses as well as irrigation equipment such as valves, pipes, tubes and emitters. The prices of raw materials used in our operations are subject to fluctuations according to changes in the industry supply and demand conditions from time to time. Raw materials used in our operations are generally readily available at reasonable and stable costs. However, prices of our raw materials may not remain at the current level. Any shortage in the supply of or upsurge in market demand for our raw materials and the occurrence of other unforeseen circumstances may lead to an increase in prices of such raw materials. If we are unable to pass on the increase in prices of our raw materials to customers, our profitability would be adversely affected. In addition, the supply of our raw materials may not remain adequate. If we are unable to meet customer demand for our products or expand our production because of a shortage of raw materials, we could lose customers, market share and revenues. This would materially and adversely affect our business, financial condition and results of operations.

The Chinese fresh vegetable market is highly competitive and our growth and results of operations may be adversely affected if we are unable to compete effectively.

The fresh vegetable market in China is highly fragmented, regional and competitive. We face significant competition in the fresh vegetable market and we expect competition to increase and intensify within the sector. Some of our competitors may have greater financial, research and development and other resources, or greater operating flexibility which may permit them to respond better or more quickly to changes in the industry or to introduce new varieties of vegetables more quickly and with greater marketing support. Competition may develop from consolidation or other market forces within the fresh vegetable industry in China. Furthermore, our competitors may take pricing or promotional actions that may have a negative effect on us.

We may not be able to compete successfully against our competitors in the future. We may reach a point where we may not be able to continue to increase the return on our investment expenditures or where the incremental increase of investment return will decelerate. If we cannot effectively adapt to increasingly intense competition from local and foreign producers, our revenues and profitability may be materially and adversely affected.

If we are unable to successfully manage our growth, our business, results of operations and financial condition could be materially adversely affected.

We have grown rapidly and expect to continue to grow. We expect to build more production bases, expand the shelter coverage of our existing production bases, hire more employees and farm workers, enhance our production facilities and infrastructure and increase the size of our organization and related expenses. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Because of our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability on the part of our management to manage growth could delay the execution of our business plans or disrupt our operations. If we are unable to manage our growth effectively, we may be unable to use our resources in an efficient manner, which may negatively impact our business, results of operations and financial condition.

As part of our growth strategy, we intend to expand our sales efforts into the geographic areas such as the Yangtze River delta. Expansion into new markets may present operating and marketing challenges that are different from those that we currently encounter in our existing markets. If we are unable to anticipate the changing demands that expanding operations will impose on our production systems and distribution channels, or if we fail to adapt our production systems and distribution channels to changing demands in a timely manner, we could experience a decrease in revenues and an increase in expenses and our results of operations could be materially and adversely affected.

We depend upon key employees in a competitive market. If we are unable to attract and retain key personnel, it could adversely affect our ability to develop and market our products.

We are highly dependent upon our chairman and chief executive officer, Mr. Shing Yung Ma. We have an employment agreement, a non-compete agreement and a confidentiality agreement with Mr. Ma. Although these agreements provide for severance payments that are contingent upon Mr. Ma’s refraining from competition with us, the applicable provisions can be difficult and costly to monitor and enforce. The loss of Mr. Ma’s services would adversely affect our ability to develop and market our products.

We also depend in part on the continued services of our farm managers and key scientific personnel and our ability to identify, hire and retain additional personnel, including marketing and sales staff. We face intense competition for skilled personnel, and the existence of non-competition agreements between prospective employees and their former employers may prevent us from hiring those individuals or subject us to suit from their former employers. While we attempt to provide competitive compensation packages to attract and retain key personnel, many of our competitors are likely to have greater resources and more experience than we have, making it difficult for us to compete successfully for key personnel.

Wrongdoings by our employees and farm workers may harm our business.

Our direct sales at the wholesale markets and sales to wholesalers are typically settled in cash and are handled by our employees. We may be susceptible to pilferage and theft by our employees or outsiders. Our employees or farm workers may even deliberately contaminate our vegetables. These wrongdoings by our employees and farm workers may harm our operating results and profits.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.

Our success depends largely on our proprietary information. Many elements of our proprietary information, such as horticultural know-how, technologies, production and market database, are not patentable in China. We rely primarily on a combination of trade secrets, trademarks and confidentiality agreements with key employees and third parties to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material and adverse effect on our business, financial condition or operating results. Policing unauthorized use of proprietary technologies can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will compromise our proprietary information protection, impair our intellectual property rights and may harm our business, prospects and reputation. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries.

We rely on confidentiality agreements that could be breached and may be difficult to enforce, which could have a material adverse effect on our business and competitive position.

Our policy is to enter agreements relating to the non-disclosure of confidential information with third parties, including our consultants, advisors and research collaborators, as well as agreements that purport to require the disclosure and assignment to us of the rights to the ideas, developments, discoveries and inventions of our employees and consultants while we employ them. However, these agreements can be difficult and costly to enforce. Moreover, to the extent that our consultants, advisors and research collaborators apply or independently develop intellectual property in connection with any of our projects, disputes may arise as to the proprietary rights to this type of information. If a dispute arises, a court may determine that the right belongs to a third party, and enforcement of our rights can be costly and unpredictable. In addition, we rely on trade secrets and proprietary know-how that we will seek to protect in part by confidentiality agreements with our employees, consultants, advisors or others. Despite the protective measures we employ, we still face the risk that:

•	these agreements may be breached;

•	these agreements may not provide adequate remedies for the applicable type of breach; or

•	our trade secrets or proprietary know-how will otherwise become known.

Breach of our confidentiality agreements or our failure to effectively enforce such agreements would have a material and adverse effect on our business and competitive position.

Labor shortages and rising labor cost may adversely affect our business and increase our operation costs.

Our business is labor intensive. As of June 30, 2010, we hired 2,348 farm workers to perform all agricultural labor work on our farms. The low cost workforce in China provides us with a cost advantage. However, we have observed an overall tightening of the labor market and an emerging trend of shortage of labor supply. Failure to obtain stable and dedicated farming and other labor support may cause disruption to our business and our operation may be adversely affected. Furthermore, labor costs have increased in China in recent years and may continue to increase in the near future. To remain competitive, we may need to increase the salaries of our employees and farm workers to attract and retain them. Our labor costs amounted to RMB14.5 million, RMB16.2 million and RMB22.3 million ($3.3 million) in the fiscal years ended March 31, 2008, 2009 and 2010, respectively, accounting for 11.2%, 9.3% and 9.4% of our total costs of inventories sold during the respective period. Our labor costs amounted to RMB5.7 million and RMB6.3 million ($928,000) in the three months ended June 30, 2009 and 2010, respectively, accounting for 13.0% and 7.9% of our total costs of inventories sold during the respective periods. The increase in labor costs will increase our business operation costs and our financial position may be adversely affected.

We may be subject to claims or administrative penalties for non-execution of labor contracts or nonpayment or underpayment of social insurance and housing fund in respect of our farm workers and our full time employees, which may adversely affect our business, financial condition and results of operations.

We currently hire farm workers to perform all agricultural labor work on our farms. Our farm workers are hired through dispatching arrangements with labor companies. Prior to January 2008, we hired farm workers on a temporary basis in response to the ever changing workload during different phases of our production seasons. Due to the ambiguity relating to the status of temporary workers under PRC laws, we did not enter into any labor contracts with, or pay any social insurance or housing funds for, the farm workers hired before January 1, 2008. We also did not make provision for the social insurance based on our employees’ actually received salaries and housing funds for our full-time employees.

The PRC government has been adopting increasingly stringent supervision standards over the labor market, particularly with respects to farmer workers. The implementation of the PRC Labor Contract Law and its implementation regulation may increase our operating expenses, in particular our human resource costs and our administrative expenses. Specifically, under the PRC Labor Contract Law, we are required to contribute certain amounts to a social insurance fund and a housing fund for our temporary farm workers we hired prior to January 2008 and our full time employees. As of the date of this prospectus, our estimated nonpayment for the housing fund and underpayment for the social insurance for full-time employees are approximately RMB480,000 and RMB2.4 million, respectively. We may be subject to a late charge of 0.2% per day, or totaling approximately RMB2.7 million as of June 30, 2010, of the outstanding social insurance contribution, a fine ranging from RMB10,000 to RMB50,000 for not attending to housing fund registration, and face proceedings or claims for the underpayment or non-payment of social insurance and housing fund. Our PRC counsel, Trend Associates, has advised us that although there is a risk that we may be subject to proceedings or claims initiated by the relevant governmental authorities for the underpayment or nonpayment of social insurance and housing fund, such risk is remote.

In the event that we decide to significantly modify our employment or labor policy or practice, or reduce the number of our employees and farm workers, the PRC Labor Contract Law may limit our ability to effectuate the modifications or changes in the manner that we believe is the most cost-efficient or otherwise desirable, which could materially and adversely affect our business, financial condition and results of operations.

In view of the new legal environment, we now rely on dispatching arrangements with labor companies to hire our farm workers and dispatch these workers to our farms. Under such labor dispatch arrangements, the farm workers are deemed to be employees of the dispatch agent rather than our employees, and the agent undertakes the legal obligation to enter into labor contracts and pay social insurance and housing fund for these workers. While the agent has also confirmed to us that it has undertaken all legal obligations required by, and complied with all compulsory requirements of, applicable PRC labor laws and regulations, in the event that the agent violates applicable PRC labor laws and regulations and causes losses to the dispatched employees, we may be held liable to compensate such losses. If we are not able to recoup our payment from the agent or if the agent’s indemnification is not sufficient to cover the losses incurred, our results of operations and financial condition may be adversely affected.

We may be affected by export and import laws and policies and other barriers to trade.

In addition to our domestic sales, we sell our products to customers in Hong Kong. Our sales to customers in Hong Kong accounted for approximately 13.4%, 12.2%, 13.7% and 9.6% of our total revenue in the fiscal years ended March 31, 2008, 2009 and 2010 and the three months ended June 30, 2010, respectively. According to the relevant PRC laws, we are required to register our production bases and processing facilities with the relevant authorities to export the vegetables produced at such production bases and processing facilities to Hong Kong. If we fail to register our production bases as required, our export may be restricted or suspended and our business may be adversely affected. We are currently not subject to export duties in the export of our finished products from the PRC. If the regulatory authorities in the PRC adopt measures to make it more difficult or costly for us to export our products, our business and results of operations may be adversely affected.

We are subject to the applicable Hong Kong laws and regulations relating to food imports and exports. Any violation of or non-compliance with these laws and regulations, or our failure to maintain our required export permits or certificates, may result in the restriction of or ban on some or all of our products by Hong Kong, or penalties being imposed on us. Furthermore, Hong Kong could introduce measures and standards that make our exports more difficult or costly, or take steps to prevent, limit or prohibit our exports. Hong Kong imposes custom duties and import tariffs. We generally export on the basis that any custom duties and import tariffs imposed Hong Kong will be borne by our customers. However, we may not be able to pass on the cost of such custom duties or import tariffs to our customers in the future.

Our database may not be as effective as anticipated.

Our business operations rely on various timely information, which comprise first-hand market information, meteorological information and vegetable plantation and supply information, to plan vegetable harvesting based on historical vegetable price movement patterns. However, the information that we collect from various sources may be inaccurate or incomplete. In addition, errors may occur in the process of collecting and analyzing such information. Consequently, our analysis of market price movement patterns may not be accurate, which may mislead our harvesting planning and adversely affect our business and results of operations.

We are collaborating with Beijing IT to develop a systematic and advanced information network to manage and organize our know-how. However, we cannot assure you that such information network will be developed as successfully as we expect or at all. Failure to develop a systematic and advanced information network may limit the effectiveness of our information network, which may have a adverse effect on our business, prospects, and results of operation.

We are subject to environmental regulations and may be exposed to liability and potential costs for environmental compliance.

We are subject to PRC laws and regulations concerning the discharge of waste water, gaseous waste and solid waste. We are required to establish and maintain facilities to dispose of waste. We are also required to obtain and comply with environmental permits for certain operations. We are responsible for cleaning up in the event that our operations result in the contamination of the environment. We may not at all times comply fully with environmental regulations. Any violation of these regulations may result in substantial fines, criminal sanctions, revocations of operating permits, shutdown of our production bases and obligation to take corrective measures. Our cost of complying with current and future environmental protection laws and regulations and our liabilities which may potentially arise from the discharge of waste water and solid waste may materially adversely affect our business, financial condition and results of operations.

The government may take steps towards the adoption of more stringent environmental regulations. Due to the possibility of unanticipated regulatory or other developments, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. If there is any unanticipated change in the environmental regulations, we may need to incur substantial capital expenditures to install, replace, upgrade or supplement our pollution control equipment or make operational changes to limit any adverse impact or potential adverse impact on the environment in order to comply with new environmental protection laws and regulations. If such costs become prohibitively expensive, we may be forced to cease certain aspects of our business operations.

As of the date of this prospectus, we have not completed the environmental impact assessments as required by the PRC law for our production bases covering approximately 45% of our arable land. Although we intend to complete these environmental impact assessments, a penalty may be imposed on us and our production may be suspended. In addition, our production bases and manufacturing facilities that have been put into operations are in the process of undergoing environment protection inspections. As of the date of this prospectus, other than one of our processing facilities in Fujian province, we have not passed the environmental protection inspections for all of our processing facilities and production bases. Although we will apply for completion inspections by competent environmental approval authorities for the rest of our processing facilities and production bases, there is no assurance that such facilities will pass such inspections. Failure to pass these completion inspections may subject us to fines, penalties or orders to suspend our operations in these production bases or processing facilities, which may have a material and adverse effect on our business and results of operations.

We have limited insurance coverage in China.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited commercial insurance products for the agricultural sector or only offer them on unattractive terms. We have determined that balancing the risks of disruption or product liability or the risk of loss or damage to our property on the one hand, the cost of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms on the other hand, it is not commercially feasible for us to have such insurance. We maintain insurance for workplace injuries, office equipment, premises in Hong Kong and certain vehicles in China. We do not have insurance coverage on our other assets (including biological assets) and do not maintain product liability, business interruption or key-man insurance. Furthermore, the farmer households, local villagers’ committees or local governments from whom we lease our lands may not maintain necessary insurance on these lands. Consequently, any occurrence of loss or damage to property, litigation or business disruption may result in our incurring substantial costs and the diversion of resources, which could have a material and adverse effect on our operating results. The occurrence of certain incidents including fire, severe weather, earthquake, war, floods, power outages, windstorms and the consequences resulting from them are not covered at all by insurance policies. If we incur substantial liabilities that were not covered by insurance, or if our business operations were interrupted for more than a short period of time, we could incur costs and losses that could materially and adversely affect our results of operations.

If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.

We will be subject to reporting obligations under U.S. securities laws. Section 404 of the Sarbanes-Oxley Act of 2002 and related rules require a public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must audit and report on the effectiveness of a public company’s internal control over financial reporting. These requirements will first apply to our annual report on Form 20-F for the fiscal year ending on March 31, 2012. Our reporting obligations as a public company will place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control and procedures over financial reporting. As a result, during the preparation and external audit of our combined financial statements as of and for the years ended March 31, 2008, 2009 and 2010, we and our independent registered public accounting firm have identified a material weakness and two significant deficiencies in our internal control over financial reporting, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. The material weakness identified by our independent registered public accounting firm primarily related to insufficient complement of personnel with an appropriate level of accounting knowledge, experience and training to prepare and review our IFRS financial statements and disclosures, which resulted, for example, in audit adjustments related to biological assets and income taxes. Significant deficiencies identified by our independent registered public accounting firm include those related to (i) insufficient formal anti-fraud control program, such as maintaining a whistleblower mechanism, policies regarding providing and receiving gifts and entertainment, specific guidelines on the level of details to be maintained in the books and records, and (ii) reconciliation procedures of intercompany transactions and balances between our consolidated group companies.

We are in the process of implementing measures to remediate these material weakness and deficiencies and to prepare to meet the deadline imposed by Section 404 of the Sarbanes-Oxley Act. If we fail to timely achieve and maintain the adequacy of our internal controls, our management may conclude that our internal control over financial reporting is not effective. While we plan to expand our financial staff after we become public, we may encounter substantial difficulty attracting qualified staff with requisite experience due to the high level of competition for experienced financial professionals. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to achieve and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the outbreak of swine flu, avian flu, SARS or other epidemics. China reported a number of cases of SARS in 2003. In 2006, 2007 and 2008, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. In April 2009, an outbreak of swine flu occurred in Mexico and the United States. In May 2009, the World Health Organization declared a level 6 flu pandemic, its highest pandemic alert phase, indicating a global pandemic underway. Any prolonged occurrence or recurrence of swine flu, avian flu, SARS or other adverse public health developments in China or any of the major markets in which we do business may have a material and adverse effect on our business and operations. These effects could include a restriction on our ability to travel or ship our products outside of China and to designated markets, as well as temporary closure of our production bases, and/or our customers’ facilities, leading to delayed or cancelled orders. Any severe travel or shipment restrictions and closures would severely disrupt our operations and adversely affect our business and results of operations. Almost all of our farm workers live in dormitories with a high population intensity and share personal hygiene facilities, which makes them more susceptible to epidemic outbreaks. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of swine flu, avian flu, SARS or any other epidemic.

The global economic downturn may have a material and adverse effect on our business, financial condition, results of operations and liquidity.

The global capital and credit markets have experienced increased volatility and disruption over the past two years, making it more difficult for companies to access financing markets. We depend in part on stable, liquid and well-functioning capital and credit markets to fund our growth. Although we believe that our operating cash flows, access to capital and credit markets and existing borrowings will permit us to meet our financing needs for the foreseeable future, we cannot assure you that continued or increased volatility and disruption in the capital and credit markets will not impair our liquidity or increase our costs of borrowing. In addition, our major customers may have financial challenges unrelated to us that could result in a decrease in their business with us, delays in payment to us or defaults of payments. Similarly, parties to contracts may be forced to breach their obligations under those contracts with us. These consequences of the global economic downturn may have a material and adverse effect on our business, financial condition, results of operations and liquidity.

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ requirements. This may afford less protection to holders of our ordinary shares.

As a foreign private issuer whose ordinary shares are listed on the NASDAQ Global Market, we are permitted to follow certain home country corporate governance practices in lieu of certain NASDAQ Global Market requirements. A foreign private issuer must disclose in its annual reports filed with the SEC each NASDAQ Global Market requirement with which it does not comply, followed by a description of its applicable home country practice. Our Cayman Islands home country practices may afford less protection to holders of our ADSs. Although we currently do not intend to rely on any exemptions provided by the NASDAQ Global Market to a foreign private issuer, we may follow our home country practices in the future, and as a result, you may not be provided with the benefits of certain corporate governance requirements of the NASDAQ Global Market.

We will be a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. issuer.

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time, and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, in the fiscal years ending on or after December 15, 2011, foreign private issuers will not be required to file their annual report on Form 20-F until 120 days after the end of each fiscal year (for fiscal years ending before December 15, 2011, foreign private issuers are not required to file their annual report on Form 20-F until six months after the end of each fiscal year), while U.S. domestic issuers that are not large accelerated filers or accelerated filers are required to file their annual report on Form 10-K within 90 days after the end of each fiscal year. Foreign private issuers are also exempt from the Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. Although we intend to make interim reports available to our shareholders in a timely manner, you may not have the same protections afforded to stockholders of companies that are not foreign private issuers.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our ADSs or ordinary shares.

We do not expect to be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for our current taxable year ending March 31, 2011 or for any future taxable year. However, the application of the PFIC rules is subject to ambiguity in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year. Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. Latham & Watkins, our special U.S. counsel, expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations set forth in this paragraph. A non-U.S. corporation will be a PFIC for any taxable year if either (1) at least 75% of its gross income for such year is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during such year) is attributable to assets that produce passive income or are held for the production of passive income. The value of our assets for purposes of the PFIC test will generally be determined by reference to the market price of our ADSs and ordinary shares, which may fluctuate after this offering. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash raised in this and any future offering. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Taxation — United States Federal Income Taxation”) holds an ADS or an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. For example, such U.S. Holder may incur a significantly increased U.S. federal income tax liability on the receipt of certain distributions on our ADSs or ordinary shares or on any gain realized from a sale or other disposition of our ADSs or ordinary shares. See “Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Risks Related to Doing Business in China

Adverse changes in economic and political policies of the PRC government could have a material and adverse effect on overall economic growth in China, which could materially and adversely affect our business.

We conduct substantially all of our business operations and sales activities in China and Hong Kong. Accordingly, our business, financial condition, results of operations and prospects depend to a significant degree on economic developments in China. China’s economy differs from the economies of most other countries in many respects, including with respect to the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, this growth has remained uneven across different periods, regions and among various economic sectors. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as increasing the People’s Bank of China’s statutory deposit reserve ratio and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit availability. In 2008 and 2009, however, in response to the global financial crisis, the PRC government has loosened such requirements. Any future actions and policies adopted by the PRC government could materially affect the Chinese economy and slow the growth of the demand for high-quality vegetables in China, which could materially and adversely affect our business.

Future changes in laws, regulations or enforcement policies in China could adversely affect our business.

We are subject to Chinese laws and regulations relating to land use, agricultural products, food safety, food export and environmental protection, among others. Laws, regulations or enforcement policies in China, including those relating to agricultural industry, are evolving and subject to frequent changes. Further, regulatory agencies in China may periodically, and sometimes abruptly, change their enforcement practices. Therefore, prior enforcement activity, or lack of enforcement activity, is not necessarily predictive of future actions. Any enforcement actions against us could have a material and adverse effect on us and the market price of our ADSs. In addition, any litigation or governmental investigation or enforcement proceedings in China may be protracted and may result in substantial cost and diversion of resources and management attention, negative publicity, damage to our reputation and decline in the price of our ADSs.

We rely principally on dividends and other distributions on equity paid by our subsidiaries in China and Hong Kong to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are an offshore holding company, and we rely principally on dividends from our subsidiaries in China and Hong Kong for our cash requirements, including for the service of any debt we may incur. Current PRC regulations permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our subsidiaries in China is required to set aside a certain amount of its after-tax profits each year, if any, to fund certain statutory reserves. These reserves are not distributable as cash dividends. Furthermore, if our subsidiaries in China and Hong Kong incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

The dividends we receive from our PRC subsidiaries may be subject to PRC tax under the new Enterprise Income Tax Law, which would have a material adverse effect on our results of operations.

Under the new Enterprise Income Tax Law, dividends, interests, rents and royalties payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of a foreign-invested enterprise in the PRC by such a foreign investor, will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. As of the date of this prospectus, the Cayman Islands and the British Virgin Islands have not entered into any such tax treaties with the PRC. If we are considered a non-resident enterprise for purposes of the new Enterprise Income Tax Law, this new withholding tax imposed on dividends paid to us by our PRC subsidiaries would reduce our net income in the event we decide to declare a dividend, which may have an adverse effect on our operating results.

Changes in PRC government policy on foreign investment in China may adversely affect our business and results of operations.

As foreign-invested enterprises, our wholly owned subsidiaries are subject to restrictions on foreign investment imposed by PRC laws from time to time. For instance, under the Foreign Investment Industrial Guidance Catalogue, some industries are categorized as sectors which are encouraged, restricted or prohibited for foreign investment.

According to the latest version of this catalogue, which became effective on December 1, 2007, our business is not in the prohibited or the restricted category. As this catalogue is updated every few years, there can be no assurance that the PRC government will not change its policies in a manner that would cause part or all of our businesses to fall within the restricted or prohibited categories. If any of our businesses becomes prohibited or if we cannot obtain approval from relevant approval authorities to engage in businesses which become restricted for foreign investors, we may be forced to sell or restructure our businesses which have become restricted or prohibited for foreign investment. If we are forced to adjust our corporate structure or business line as a result of changes in government policy on foreign investment, our business, financial condition and results of operations may be materially and adversely affected.

PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiaries.

We may make loans to our PRC subsidiaries. Any investments in or foreign loans to our PRC subsidiaries are subject to approval by or registration with relevant governmental authorities in China. We may also decide to finance our subsidiaries by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, depending on the total amount of investment and the industries of the investment, capital contributions to our PRC operating subsidiaries may be subject to the approval of the PRC Ministry of Commerce, or MOFCOM, or its local branches. We may not obtain these government approvals on a timely basis, if at all, with respect to future capital contributions by us to our PRC subsidiaries. If we fail to receive such approvals, our ability to use the proceeds of this offering and to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Fluctuations in the value of the Renminbi may have a material and adverse effect on your investment.

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. The conversion of Renminbi into foreign currencies, including the U.S. dollar, has historically been set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy caused the Renminbi to appreciate more than 20% against the U.S. dollar over the following three years. Since reaching a high against the U.S. dollar in July 2008, however, the Renminbi has traded within a narrow band against the U.S. dollar, remaining within 1% of its July 2008 high but never exceeding it. As a consequence, the Renminbi has fluctuated sharply since July 2008 against other freely traded currencies, in tandem with the U.S. dollar. In June 2010, the PRC government indicated that it would again make the foreign exchange rate of the Renminbi more flexible, which increases the possibility of sharp fluctuations in Renminbi’s value in the future as well as the unpredictability associated with Renminbi’s exchange rate. It is difficult to predict how long the current situation may last and when and how it may change again.

There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against foreign currencies. Our revenues and costs are mostly denominated in the Renminbi, and a significant portion of our financial assets are also denominated in the Renminbi. As we rely entirely on dividends paid to us by our subsidiaries, any significant revaluation of the Renminbi may have a material and adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares in foreign currency terms. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amount available to us. Any fluctuations in the exchange rate between the Renminbi and the U.S. dollar could also result in foreign currency translation losses for financial reporting purposes.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive most of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands holding company may rely on dividend payments from our PRC and Hong Kong subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE by complying with certain procedural requirements. But approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. This could affect the ability of our PRC subsidiaries to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations.

In October 2005, SAFE promulgated a regulation known as Circular No. 75, which states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local provincial SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or guarantee. Under this regulation, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. While we believe Circular No. 75 currently does not apply to us since none of our individual beneficial shareholders is a PRC resident, any failure by any of our future shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject our company to fines or sanctions imposed by the PRC government, including restrictions on our subsidiaries’ ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to our subsidiaries.

Failure to comply with PRC regulations regarding the registration requirements for employee stock ownership plans or share option plans may subject our PRC stock incentive plan participants or us to fines and other legal or administrative sanctions.

In December 2006, the People’s Bank of China promulgated Administrative Measures for Individual Foreign Exchange, or the Individual Foreign Exchange Rules, setting forth the requirements for foreign exchange transactions by PRC individuals under either the current account or the capital account. In January 2007, SAFE issued Implementing Rules for the Individual Foreign Exchange Rules, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen’s participation in the employee stock ownership plans or stock option plans of an overseas publicly-listed company. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company (the Stock Option Rule). Under the Stock Option Rule, PRC citizens who are granted stock options by an overseas publicly-listed company are required, through a PRC agent or PRC subsidiary of such overseas publicly-listed company, to register with SAFE and complete certain other procedures. We and our directors, officers and employees who are PRC citizens and have been granted stock options will be subject to the Stock Option Rule when we become an overseas publicly-listed company. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and legal sanctions.

Uncertainties with respect to the Chinese legal system could have a material and adverse effect on us.

The PRC legal system is based on written statutes. Unlike under common law systems, decided legal cases have little value as precedents in subsequent legal proceedings. In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment, including wholly foreign-owned enterprises and joint ventures, in particular. These laws, regulations and legal requirements are often changing, and their interpretation and enforcement involve significant uncertainties that could limit the reliability of the legal protections available to us. We cannot predict the effects of future developments in the PRC legal system. We may be required in the future to procure additional permits, authorizations and approvals for our existing and future operations, which may not be obtainable in a timely fashion or at all. An inability to obtain such permits or authorizations may have a material and adverse affect on our business, financial condition and results of operations.

Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.

The PRC government has provided various incentives to agricultural companies in order to encourage the development of the agricultural industry. Such incentives include reduced tax rates, tax exemptions, subsidies and other measures. Under the PRC income tax laws effective prior to January 1, 2008, domestic companies typically were subject to an enterprise income tax rate of 33%, while foreign invested manufacturing enterprises with operation terms of 10 or more years enjoyed preferential tax treatment of “two-year tax exemption and three-year tax reduction of 50%,” subject to the approval of relevant tax authority. Prior to January 1, 2008, pursuant to the old income tax regime of the PRC, some of our PRC subsidiaries, as foreign invested enterprises, were eligible for a 100% relief from PRC enterprise income tax for the two years from their first profit-making year of operations for the PRC tax purposes and thereafter, they were subject to PRC enterprise income tax at 50% of the applicable income tax rate for the following three years. These PRC subsidiaries, except for Linong Agriculture Technology (Liaoyang) Co., Ltd., or Land V. Limited (Liaoyang) and Land V. Ltd (Fujian), were either within their tax holidays until December 31, 2007 or sustained losses for taxation purposes. For the period from April 1, 2007 to December 31, 2007, Land V. Limited (Liaoyang) and Land V. Ltd (Fujian) were in the third year of their tax holiday, and were subject to EIT at a reduced rate of 13.5%.

On January 1, 2008, the new Enterprise Income Tax Law became effective. The new Enterprise Income Tax Law imposes a uniform tax rate of 25% on all domestic enterprises and foreign invested enterprises unless they qualify under certain exceptions. Businesses engaged in the cultivation and preliminary processing of vegetable products enjoy a 100% relief from enterprise income tax under the new law and its implementation rules. From January 1, 2008, our PRC subsidiaries, except for Linong Agriculture Technology (Shenzhen) Co., Ltd., are eligible for this tax relief, subject to the approval by or registration with the relevant tax authorities. As of the date of this prospectus, Land V. Ltd (Fujian), Fuzhou Land V. Group Co. Ltd., Liyuan Agriculture Technology Co. Ltd (Quanzhou), Land V. Ltd (Zhangjiakou), Land V. Agriculture Technology (Ningde) Co. Ltd, Linong Agriculture Technology (Shantou) Co. Ltd and Land V. Agriculture Technology (Huizhou) Co. Ltd. have registered with the tax authorities for the tax exemption. We will apply for such exemptions for the rest of the PRC subsidiaries. However, there is no assurance that we will be able to receive the approval of the tax exemption for these PRC subsidiaries by the tax authorities. Furthermore, the current taxation incentives for the agricultural industry may be changed, any future change in the PRC tax policies could also have a material adverse effect on our financial condition and results of operations.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering; the regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.

In 2006, six PRC regulatory agencies jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule. See “Regulation — Regulations on Overseas Listing.” While the application of the New M&A Rule remains unclear, we believe, based on the advice of our PRC counsel, that CSRC approval is not required in the context of this offering because we are not a special purpose vehicle, or SPV, covered by the new regulation as we are owned and controlled by non-PRC individuals, and all our PRC subsidiaries are foreign-funded and have been incorporated through our direct investment instead of acquisition. However, we cannot assure you that the relevant PRC government agency, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or any other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies, which could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as this offering and the trading price of our ADSs. The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex.

In the future, we may grow our business in part by acquiring complementary businesses, although we do not have any plans to do so at this time. Complying with the requirements of the New M&A Rule to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Risks Related to Our ADSs and This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. We have applied to list our ADSs on the NASDAQ Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after this initial public offering. We cannot assure you that an active trading market for our ADSs will develop or that the market price of our ADSs will not decline below the initial public offering price.

The market price for our ADSs may be volatile.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors including the following:

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	actual or anticipated fluctuations in our quarterly operating results and changes or revisions of our expected results;

•	changes in financial estimates by securities research analysts;

•	announcements of technological or competitive developments;

•	any litigation, governmental investigation or enforcement proceedings brought against us by authorities and industry regulators in China or elsewhere;

•	addition or departure of our senior management and key personnel;

•	changes in the economic performance or market valuations of other agricultural companies;

•	economic, regulatory or political developments in China;

•	release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales of additional ordinary shares or ADSs, or the perception that such sales might occur.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Because the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. Also, you will experience immediate and substantial dilution of approximately $6.48 per ADS, representing the difference between the purchase price per ADS in this offering and our net tangible book value per ADS as of June 30, 2010, after giving effect to this offering. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of stock options. As of the date of this prospectus, 198,416,001 ordinary shares are issuable upon the exercise of outstanding share options with exercise prices ranging from $0.0729 to $0.08 per share and a weighted average exercise price of $0.0765 per share.

We may need additional capital, and the sale of additional ADSs or other equity securities or incurrence of additional indebtedness could result in additional dilution to our shareholders or increase our debt service obligations.

Historically, we have relied principally on our operational sources of cash as well as external sources of financing to fund our operations and capital expansion needs. We may require additional cash resources due to the expansion of our business, changed business conditions or other future developments. If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity, equity-linked or debt securities or enter into a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

Substantial future sales of our ADSs in the public market, or the perception that such sales might occur, could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Immediately upon the completion of this offering, we will have 2,293,591,000 ordinary shares outstanding, including 543,579,950 ordinary shares represented by 10,871,599 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act, except to the extent acquired by persons deemed to be our “affiliates.” In connection with this offering, we, our shareholders, and our directors and executive officers have agreed not to sell any ordinary shares or ADSs until the expiration of 180 days after the date of this prospectus, subject to certain exceptions. Any or all of these shares may be released without notice prior to the expiration of the applicable lock-up period at the discretion of representatives of the underwriters for this offering. To the extent shares are released before the expiration of the applicable lock-up period and sold into the market, the market price of our ADSs could decline.

In addition, certain holders of our ordinary shares after the completion of this offering will have the right to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. Future large-volume sale of our securities by our existing shareholders in the public market could cause the price of our ADSs to decline.

Our existing shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Immediately prior to the completion of this offering, Mr. Shing Yung Ma, our chairman and chief executive officer, beneficially owned 37.9% of our outstanding share capital. Upon the completion of this offering, Mr. Ma will beneficially own approximately 30.0% of our outstanding share capital, assuming the underwriters do not exercise their over-allotment option. Because of this high level of shareholding, Mr. Ma has substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. Mr. Ma may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders.

In addition, immediately prior to the completion of this offering, Sequoia Capital China I, L.P. and its affiliates, or Sequoia, SIG China Investments One, Ltd. and its affiliates, or SIG, and Pacven Walden Ventures VI, L.P. and its affiliate, or Walden, beneficially owned 18.9%, 7.4% and 5.5% of our outstanding share capital, respectively. Upon the completion of this offering, Sequoia, SIG and Walden will beneficially own approximately 15.1%, 6.0% and 4.4% of our outstanding share capital, respectively, assuming the underwriters do not exercise their over-allotment option. These shareholders, if acting together, will be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. These shareholders will also have veto power, if acting together, with respect to any shareholder action or approval requiring a majority vote, except where they are required by the rules of the NASDAQ Global Market to abstain from voting. Such concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of the Company which may benefit our ADS holders.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as holders of our ordinary shares and ADS holders only have such rights as are specified in the deposit agreement, which generally are more restricted than the rights of holders of ordinary shares. Under our articles of association, the minimum notice period required to convene a general meeting is 10 days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ordinary shares are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act, or exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

You may not receive cash dividends if the depositary decides that it is inequitable or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property, in which event you would not receive such distribution.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, the rights of minority shareholders to institute actions, and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law, the latter of which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in the United States. In particular, because the Cayman Islands has no legislation specifically dedicated to the rights of investors in securities, and thus no statutorily defined private causes of action specific to investors in securities such as those found under the Securities Act or the Securities Exchange Act in the United States, it provides less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the federal courts of the United States.

There is uncertainty regarding whether Cayman Islands courts would:

•	recognize or enforce against us or our directors or officers all judgments of courts of the United States predicated upon civil liability provisions of U.S. securities laws; and

•	impose liability against us or our directors or officers, in original actions brought in the Cayman Islands, based on all civil liability provisions of U.S. securities laws or laws of any state in the U.S.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Your ability to bring an action against us or against our directors and officers, or to enforce a judgment against us or them, will be limited because we are incorporated in the Cayman Islands, because we conduct substantially all of our operations in China and Hong Kong and because all of our directors and officers reside outside of the United States.

We are incorporated in the Cayman Islands, and we conduct substantially all of our operations in China and Hong Kong through our PRC or Hong Kong subsidiaries. All of our directors and officers reside, and substantially all of the assets of those persons are located, outside the United States. As a result, it may be difficult or impossible for you to bring an action in the United States against us or against these individuals in the event that you believe that your rights have been violated under U.S. securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, China or Hong Kong may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands, China and Hong Kong, see “Enforceability of Civil Liabilities.”

Our articles of association will contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our ordinary shares and ADSs.

We will be adopting amended and restated articles of association that will contain provisions limiting the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. For example, our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADSs or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our ADSs may fall and the voting and other rights of the holders of our ordinary shares and ADSs may be materially and adversely affected.

FORWARD-LOOKING STATEMENTS

This prospectus, including the sections titled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry” and “Business,” contains forward-looking statements. Forward-looking statements convey our current expectations and views of future events. All statements contained in this prospectus other than statements of historical fact are forward-looking statements. The words “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” and other similar expressions may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements include, among other things, statements about:

•	our anticipated growth strategies, including enhancing our greenhouse coverage, increasing our production scale, strengthening our sales, marketing and distribution efforts, and expanding our research and develop capability;

•	our future business development, results of operations and financial condition;

•	weather conditions that affect the production, transportation, storage and export of fresh produce;

•	trends and competition in the fresh vegetable market;

•	future changes in laws or regulations affecting our business; and

•	changes in general economic and business conditions in China.

In addition, this prospectus contains industry data related to our business and the markets in which we operate. This data includes projections that are based on a number of assumptions. If these assumptions turn out to be incorrect, actual results could differ from the projections.

We urge you to review carefully this prospectus, particularly the section “Risk Factors,” for a more complete discussion of the risks of an investment in our ADSs.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Many factors discussed in this prospectus, which are important in determining our future performance, are beyond our control. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of 9,200,000 ADSs we are offering will be approximately $68.8 million, after deducting estimated underwriting discounts, commissions and the estimated offering expenses payable by us, assuming an initial public offering price of $8.50 per ADS, the midpoint of the estimated range of the initial public offering price.

A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 per ADS would increase (decrease) the net proceeds to us from this offering by $8.6 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

We intend to use the net proceeds we receive from this offering for the following purposes:

•	approximately $62.0 million to fund the construction and improvement of our greenhouses and other agricultural facilities; and

•	the balance to fund the enhancement of our research and development capability, including the development of our information system.

Pending the use of proceeds from this offering described above, we intend to invest the proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments.

In using the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all.

We will not receive any of the proceeds from the sale of ADSs by the selling shareholders.

CAPITALIZATION

The following table sets forth our capitalization, as of June 30, 2010:

•	on an actual basis;

•	on a pro forma basis to give effect to the issuance of 79,593,999 ordinary shares in October 2010 pursuant to the exercise of share options at a weighted average exercise price of $0.04153 per share; and

•	on a pro forma, as adjusted basis to reflect (i) the issuance of 79,593,999 ordinary shares in October 2010 pursuant to the exercise of share options at a weighted average exercise price of $0.04153 per share, and (ii) the issuance and sale of 460,000,000 ordinary shares in the form of ADSs by us in this offering, assuming an initial public offering price of $8.50 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting underwriting discounts, commissions and estimated offering expenses payable by us, or estimated net proceeds of approximately $68.8 million.

The pro forma adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. You should read this capitalization table together with “Use of Proceeds,” “Selected Combined Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our combined financial statements and related notes appearing elsewhere in this prospectus.

	As of June 30, 2010
					Pro Forma, as
	Actual		Pro Forma		Adjusted
	RMB	$	RMB	$	RMB	$
	(In thousands)

Bank Loan	81,656	12,041	81,656	12,041	81,656	12,041
Loan from Municipal Government	1,410	208	1,410	208	1,410	208

Equity
Capital(1)	307,689	45,372	330,163	48,686	801,088	118,128
Reserves	298,833	44,066	298,833	44,066	294,787	43,469
Total Equity	606,522	89,438	628,996	92,752	1,095,875	161,598

Capitalization	689,588	101,687	712,062	105,001	1,178,941	173,847

(1)	Actual capital amounts include both ordinary and preferred shares. The preferred shares will automatically convert into ordinary shares upon the completion of this offering and the conversion will have no impact on our capital.

This table is based on 1,050,000,000 of our ordinary shares outstanding as of June 30, 2010 and excludes:

•	192,406,000 ordinary shares issuable upon the exercise of share options outstanding as of June 30, 2010 with exercise prices ranging from $0.0729 to $0.0757 per share and a weighted average exercise price of $0.0750 per share; and

•	additional ordinary shares reserved for future grants under our share incentive plans.

A $1.00 increase (decrease) in the assumed initial public offering price of $8.50 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $8.6 million, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

DILUTION

If you invest in our ADSs, your interest will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares.

Our net tangible book value as of June 30, 2010 was approximately $89.4 million, or $0.0510 per ordinary share and $2.55 per ADS, after giving effect to the automatic conversion of our preferred shares into our ordinary shares upon the closing of this offering. Net tangible book value represents the amount of our total consolidated assets, less the amount of our total consolidated liabilities and intangible assets. Dilution is determined by subtracting net tangible book value per ordinary share from the assumed initial public offering price per ordinary share, which is based on the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after June 30, 2010 other than to give effect to our sale of ADSs offered in this offering at the assumed initial public offering price of $8.50 per ADS after deduction of the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2010 would have been $158.3 million, or $0.0715 per outstanding ordinary share and $3.57 per ADS. This represents an immediate increase in net tangible book value of $0.0205 per ordinary share and $1.02 per ADS to the existing shareholders, and an immediate dilution in net tangible book value of $0.0985 per ordinary share and $4.93 per ADS to investors purchasing ADSs in this offering. The following table illustrates such dilution:

Initial public offering price per ADS	$8.50
Historical tangible book value per ordinary share as of June 30, 2010	$0.0852
Pro forma net tangible book value per ordinary share after giving effect to the conversion of our preferred shares	$0.0510
Pro forma net tangible book value per ADS after giving effect to the conversion of our preferred shares	$2.55
Pro forma net tangible book value per ordinary share after giving effect to the conversion of our preferred shares and this offering	$0.0715
Pro forma net tangible book value per ADS after giving effect to the conversion of our preferred shares and this offering	$3.57
Amount of dilution in net tangible book value per ordinary share to new investors in the offering	$0.0985
Amount of dilution in net tangible book value per ADS to new investors in the offering	$4.93

A $1.00 increase (decrease) in the assumed public offering price of $8.50 per ADS would increase (decrease) our pro forma net tangible book value after giving effect to the offering by $8.6 million, the pro forma net tangible book value per ordinary share and per ADS after giving effect to the automatic conversion of our preferred shares and this offering by $0.0039 per ordinary share and $0.19 per ADS and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by $0.0161 per ordinary share and $0.81 per ADS, assuming no charge to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and other offering expenses.

The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma basis as of June 30, 2010, the differences between existing shareholders and the new investors with respect to the number of ordinary shares (in the form of ADSs or shares) purchased from us, the total consideration paid and the average price per ordinary share and ADS paid before deducting the underwriting discounts and commissions and estimated offering expenses.

					Average
					Price Per	Average
	Ordinary Shares Purchased		Total Consideration		Ordinary	Price Per
	Number	%	Amount	%	Share	ADS

Existing shareholders	1,753,997,000	79	$41,493,845	35	$0.02366	$1.1828
New investors	460,000,000	21	78,200,000	65	$0.1700	$8.5000

Total	2,213,997,000	100	$119,693,845	100

A $1.00 increase (decrease) in the assumed initial public offering price of $8.5 per ADS would increase (decrease) total consideration paid by new investors and total consideration paid by all shareholders by $9.2 million assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and without deducting underwriting discounts and commissions and other offering expenses.

The discussion and tables above exclude the issue of 79,593,999 ordinary shares in October 2010 pursuant to the exercise of shares option at a weighted average exercise price of $0.04153 per share and assume no exercise of any other outstanding share options. As of the date of this prospectus, there are 198,416,001 ordinary shares issuable upon exercise of outstanding share options at a weighted average exercise price of $0.0765 per share, and there are additional ordinary shares available for future issuance upon the exercise of future grants under our share incentive plans. To the extent that any of these options is exercised, there will be further dilution to new investors.

DIVIDEND POLICY

We have not paid any dividends in the past and do not anticipate paying dividends on our ordinary shares in the foreseeable future. We currently intend to retain future earnings, if any, to operate our business and finance future growth strategies while also continuing to pay down indebtedness. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant. In addition, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our ability to pay cash dividends is limited by the terms of our existing senior notes indenture and senior secured facilities indebtedness, and may be limited by the instruments governing our future indebtedness.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

We are a holding company, and we rely on dividends paid by our operating subsidiaries in China and Hong Kong for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. The payment of dividends in China is subject to limitations. Regulations in the PRC currently permit payment of dividends by our PRC subsidiaries only out of accumulated profits as determined in accordance with accounting standards and regulations in China. Our PRC subsidiaries are required to set aside at least 10% of their after-tax profits each year to contribute to their respective reserve funds until the accumulated balance of the reserve funds reach 50% of their respective registered capital. They are also required to reserve a portion of their after-tax profits to their employee welfare and bonus fund, the amount of which is determined by their respective board of directors. These funds are not distributable in the form of loans, advances or cash dividends. Furthermore, if any of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us. Except for Linong Agriculture Technology (Liaoyang) Co. Ltd., none of our PRC subsidiaries distributed any dividends from its undistributed earnings for any of the years or periods prior to June 30, 2010. We have determined that it is probable that dividends will not be distributed in the foreseeable future from the undistributed profits of our PRC subsidiaries accumulated up to June 30, 2010.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands. A majority of our directors and executive officers (and certain experts named in this prospectus) reside outside the United States and a substantial portion of the assets of our company and these persons are located outside the United States. As a result, it may be difficult for investors to effect service of process upon these persons within the United States or to enforce against us or these persons in U.S. courts, judgments obtained in U.S. courts, including judgments based on the civil liability provisions of the federal securities laws of the United States. In addition, it may be difficult for investors to enforce, in original actions brought in courts in jurisdictions located outside the United States, liabilities based on the U.S. federal securities laws.

We have appointed Law Debenture Corporate Services Inc., 400 Madison Avenue, Suite 4D, New York, New York 10017 as our agent to receive service of process with respect to any action brought against us under the securities laws of the United States.

We have been advised by our Cayman Islands counsel, Maples and Calder, that there is uncertainty as to whether the courts of the Cayman Islands would enforce judgments of United States courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws or in original actions brought in the Cayman Islands, liabilities against us or these persons predicated upon the United States federal and state securities laws.

A final and conclusive judgment in federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes or other similar charges, fines, other penalties or multiple damages, may be subject to enforcement proceedings as a debt in a court of the Cayman Islands under the common law doctrine of obligation. Among other things, in order for this type of judgment to be enforced in the Cayman Islands, it is necessary to demonstrate that the court that gave the judgment was competent to hear the action in accordance with private international law principles as applied in the Cayman Islands and that the judgment is not contrary to public policy in the Cayman Islands, has not been obtained by fraud or in proceedings contrary to natural justice and was not based on error in Cayman Islands law. However, Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

We have been advised by Trend Associates, our PRC counsel, that there is uncertainty as to whether the courts of the PRC would enforce judgments of United States courts obtained against us or these persons predicated upon the civil liability provisions of the United States federal and state securities laws or in original actions brought in the PRC, liabilities against us or these persons predicated upon the United States federal and state securities laws. Trend Associates has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between the PRC and the country where the judgment is made or on reciprocity between jurisdictions. If there are no treaties or reciprocity arrangements between the PRC and a foreign jurisdiction where a judgment is rendered, according to PRC Civil Procedures Law, matters relating to the recognition and enforcement of the foreign judgment in the PRC may be resolved through diplomatic channels. The PRC does not have any treaties or other arrangements with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As a result, it is generally difficult to enforce in the PRC a judgment rendered by a U.S. or Cayman Islands court.

EXCHANGE RATE INFORMATION

Our combined financial statements and other financial data included in this prospectus are presented in RMB. Our business and operations are primarily conducted in China. The conversion of RMB into U.S. dollars in this prospectus for periods through December 31, 2008 is based on the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. For January 1, 2009 and all later dates and periods, the exchange rate refers to the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board. Convenience translations into U.S. dollars are provided for certain RMB amounts as of and for the fiscal year ended March 31, 2010 and as of and for the three months ended June 30, 2010. Unless otherwise noted, all convenience translations from RMB to U.S. dollars and from U.S. dollars to RMB in this prospectus were made at a rate of RMB6.7815 to $1.00, the exchange rate in effect as of June 30, 2010. We make no representation that any RMB or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. The PRC government imposes controls over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On October 8, 2010, the exchange rate was RMB6.6710 to $1.00.

The following table sets forth, for each of the periods indicated, the low, average, high and period-end exchange rates, in RMB per U.S. dollar. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Exchange Rate
	Period
Period	End	Average(1)	Low	High

2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245
June	6.7815	6.8184	6.8323	6.7815
July	6.7735	6.7762	6.7807	6.7709
August	6.8069	6.7873	6.8069	6.7670
September	6.6905	6.7396	6.8102	6.6869
October (through October 8)	6.6710	6.6870	6.6912	6.6710

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

Source: Federal Reserve Board of New York and Federal Reserve Statistical Release

SELECTED COMBINED FINANCIAL AND OPERATING DATA

We have derived our selected combined balance sheet and income statement data as of and for the years ended March 31, 2008, 2009 and 2010 from our audited combined financial statements, which are prepared and presented in accordance with IFRS and are included elsewhere in this prospectus. We have derived our selected combined income statement data for the three months ended June 30, 2009 and 2010 and our selected combined balance sheet data as of June 30, 2010 from our unaudited condensed combined interim financial statements, which are included elsewhere in this prospectus and have been prepared on the same basis in all material respects as our audited combined financial statements. Our financial information for the three months ended June 30, 2009 and 2010 includes all adjustments, consisting only of normal and recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the periods presented. The selected financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The historical results do not necessarily indicate results expected for any future periods.

Financial information for the years ended March 31, 2006 and 2007 are not included as such information is not available on a basis that is consistent with the combined financial information for the years ended March 31, 2008, 2009 and 2010 and cannot be provided on a IFRS basis without unreasonable effort or expense.

	Year Ended March 31,				Three Months Ended June 30,
	2008	2009	2010		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands, except per share and per ADS data)
Combined Income Statement Data:
Revenue	153,559	198,995	280,512	41,364	53,838	83,317	12,286
Cost of inventories sold	(129,228)	(174,288)	(238,277)	(35,136)	(43,776)	(79,251)	(11,686)
Changes in fair value less costs to sell related to:

Crops harvested during the year/period	52,689	80,795	119,009	17,549	10,611	20,018	2,952
Growing crops on the farmland at the year/period end	17,558	16,548	33,734	4,974	25,036	27,552	4,063

Total changes in fair value less costs to sell of biological assets	70,247	97,343	152,743	22,523	35,647	47,570	7,015

Results from operating activities	40,874	60,067	111,700	16,471	28,447	23,551	3,473
Profit for the year/period	38,445	60,413	110,202	16,250	28,297	23,495	3,465

Earnings per ordinary/preferred share (in cents)(1)
Basic	2.85	3.61	6.52	0.96	1.69	1.34	0.20

Diluted	2.85	3.57	6.43	0.95	1.67	1.32	0.19

Earnings per ADS (in cents)
Basic	142.50	180.50	326.00	48.00	84.50	67.00	10.00

Diluted	142.50	178.50	321.50	47.50	83.50	66.00	9.50

Other Financial Data:
Adjusted cost of inventories sold(2)	(63,602)	(75,661)	(102,565)	(15,124)	(20,661)	(29,794)	(4,393)
Adjusted profit for the year/period(3)	33,824	61,697	93,171	13,739	15,765	25,431	3,750
Adjusted EBITDA(4)	52,849	89,042	135,603	19,998	24,516	40,025	5,902

					Three Months
	Year Ended March 31,				Ended June 30,
	2008	2009	2010		2010
	RMB	RMB	RMB	US$	RMB	US$
	(In thousands)

Combined Balance Sheet Data:
Assets
Property, plant and equipment	125,943	239,093	357,862	52,770	351,563	51,841
Construction in progress	26,709	18,988	17,402	2,566	63,650	9,386
Lease prepayments	1,225	2,620	2,516	371	2,490	367
Long-term deposits and prepayments	11,411	21,538	31,559	4,654	32,971	4,862
Biological assets	2,306	2,993	5,186	765	5,510	813

Total non-current assets	167,594	285,232	414,525	61,126	456,184	67,269

Biological assets	24,378	22,594	45,005	6,636	37,789	5,572
Inventories	3,952	3,202	2,938	433	3,975	586
Trade and other receivables	134,337	21,657	36,779	5,424	37,825	5,578
Cash	85,360	107,939	139,207	20,527	179,268	26,435

Total current assets	248,027	155,392	223,929	33,020	258,857	38,171

Total assets	415,621	440,624	638,454	94,146	715,041	105,440

Equity
Share capital	14	14	307,689	45,372	307,689	45,372
Reserves	366,057	424,652	272,355	40,161	298,833	44,066

Total equity	366,071	424,666	580,044	85,533	606,522	89,438

Liabilities
Bank loan	—	—	34,290	5,056	81,656	12,041
Loan from municipal government	—	1,000	1,410	208	1,410	208

Total non-current liabilities	—	1,000	35,700	5,264	83,066	12,249

Bank loan	—	—	—	—	6,000	885
Trade and other payables	46,558	11,766	18,628	2,747	15,371	2,266
Current taxation	2,992	3,192	4,082	602	4,082	602

Total current liabilities	49,550	14,958	22,710	3,349	25,453	3,753

Total liabilities	49,550	15,958	58,410	8,613	108,519	16,002

Total equity and liabilities	415,621	440,624	638,454	94,146	715,041	105,440

	As of March 31,			As of June 30,
	2008	2009	2010	2009	2010

Selected Operating Data:
Total arable land area(5)	17,103 mu (1,140 hectares)	16,525 mu (1,102 hectares)	18,850 mu (1,257 hectares)	17,038 mu (1,136 hectares)	18,850 mu (1,257 hectares)
Total greenhouse land area	2,668 mu (178 hectares)	3,117 mu (208 hectares)	4,420 mu (295 hectares)	3,157 mu (210 hectares)	3,941 mu (263 hectares)
Greenhouse land area as a percentage of total arable land area	15.6%	18.9%	23.4%	18.5%	20.9%

	Year Ended March 31,			Three Months Ended June 30,
	2008	2009	2010	2009	2010

Total production output	57,085 tonnes	69,240 tonnes	98,076 tonnes	20,653 tonnes	29,267 tonnes
Production yield(6)(7)	3.6 tonnes per mu	3.9 tonnes per mu	5.4 tonnes per mu	1.2 tonnes per mu	1.6 tonnes per mu
Revenue-per-mu(5)(8)	RMB9,611	RMB11,167	RMB15,497 ($2,285)	RMB3,160	RMB4,420 ($652)

(1)	Holders of our ordinary shares and preferred shares have equal rights to receive dividends from our earnings. Preferred shares will automatically convert into ordinary shares on an one-to-one basis upon the completion of this offering. The automatic conversion is not expected to result in retrospective adjustments to the reported amounts of basic and diluted earnings per share for the fiscal years ended March 31, 2008, 2009 and 2010 and the three months ended June 30, 2009 and 2010 since the weighted average number of shares used in the calculation of basic and diluted earnings per share includes both ordinary and preferred shares.

(2)	Adjusted cost of inventories sold is defined as cost of inventories sold before biological assets fair value adjustment. We are primarily engaged in agricultural activities of cultivating, processing and distributing vegetables and have therefore adopted International Accounting Standard 41 “Agriculture,” or IAS 41, in accounting for biological assets and agricultural produce. Unlike the historical cost accounting model, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period. Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. Although an “adjusted” cost of inventories sold excluding these fair value adjustments is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. Set forth below is a reconciliation of adjusted cost of inventories sold to the most directly comparable IFRS measure, cost of inventories sold.

	Year Ended March 31,				Three Months Ended June 30,
	2008	2009	2010		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands)

Cost of inventories sold	(129,228)	(174,288)	(238,277)	(35,136)	(43,776)	(79,251)	(11,686)
Less: biological assets fair value adjustment	(65,626)	(98,627)	(135,712)	(20,012)	(23,115)	(49,457)	(7,293)

Adjusted cost of inventories sold	(63,602)	(75,661)	(102,565)	(15,124)	(20,661)	(29,794)	(4,393)

(3)	Adjusted profit for the year/period is defined as profit for the year/period before the net impact of biological assets fair value adjustment. As discussed in note (2) above, IAS 41 requires us to recognize in our income statements the gain or loss arising from the change in fair value less costs to sell of biological assets and agricultural produce for each reporting period, and to recognize as cost of inventories sold at the deemed cost based on their fair value (less costs to sell) at the point of harvest. We believe that separate analysis of net impact of these fair value adjustments adds clarity to the constituent part of our results of operations and provides additional useful information for investors to assess the operating performance of our business. Set forth below is a reconciliation of adjusted profit for the year/period to the most directly comparable IFRS measure, profit for the year/period.

	Year Ended March 31,				Three Months Ended June 30,
	2008	2009	2010		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands)

Profit for the year/period	38,445	60,413	110,202	16,250	28,297	23,495	3,465
Adjustments for net impact of biological assets fair value adjustment:
Add: biological assets fair value adjustment included in cost of inventories sold	65,626	98,627	135,712	20,012	23,115	49,457	7,293
Less: changes in fair value less costs to sell of biological assets	(70,247)	(97,343)	(152,743)	(22,523)	(35,647)	(47,570)	(7,015)

Net impact of biological assets fair value adjustment	(4,621)	1,284	(17,031)	(2,511)	(12,532)	1,887	278

Adjusted profit for the year/period	33,824	61,697	93,171	13,739	15,765	25,382	3,743

(4)	Adjusted EBITDA is defined as EBITDA (earnings before net finance income (expense), income tax expense (benefit), depreciation and amortization), as further adjusted to exclude the effects of non-cash share-based compensation and the non-cash impact of biological assets fair value adjustment under IAS 41. Although the nature of many of these income and expense items is recurring, we have historically excluded such impact from internal performance assessments. We believe that separate analysis and exclusion of the impact of biological assets fair value adjustment under IAS 41 adds clarity to the constituent parts of our performance and provides additional useful information for investors to assess the operating performance of our business.

We believe adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. You should use adjusted EBITDA as a supplemental analytical measure to, and in conjunction with, our IFRS financial data. In addition, we believe that adjusted EBITDA is useful in evaluating our operating performance compared to that of other companies in our industry because the calculation of adjusted EBITDA generally eliminates the effects of non-cash expenses and the effects of financing and income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to overall operating performance. We use these non-IFRS financial measures for planning and forecasting and measuring results against the forecast. Using several measures to evaluate the business allows us and investors to assess our relative performance against our competitors and ultimately monitor our capacity to generate returns for our shareholders.

Set forth below is a reconciliation of adjusted EBITDA to the most directly comparable IFRS measure, profit for the year/period.

	Year Ended March 31,				Three Months Ended June 30,
	2008	2009	2010		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands)

Profit for the year/period	38,445	60,413	110,202	16,250	28,297	23,495	3,465
Add:
Amortization of lease prepayments	33	87	104	15	26	26	4
Depreciation	11,401	24,464	35,057	5,170	7,309	10,500	1,548
Finance costs	43	—	709	105	181	115	17
Income tax expense	2,635	200	890	131	—	—	—
Share-based compensation	5,162	3,140	5,773	851	1,266	4,061	599
Biological assets fair value adjustment included in cost of inventories sold	65,626	98,627	135,712	20,014	23,115	49,457	7,293

Less:
Finance income	249	546	101	15	31	59	9
Changes in fair value less costs to sell of biological assets	70,247	97,343	152,743	22,523	35,647	47,570	7,015

Adjusted EBITDA	52,849	89,042	135,603	19,998	24,516	40,025	5,902

(5)	Total arable land area excludes land that we used on a temporary basis.

(6)	For the purposes of calculating production yield and revenue-per-mu, average land area within each reporting period and also includes land that we use on a temporary basis to generate the production output and revenue.

(7)	Production yield is calculated by dividing total production output by total arable land within each reporting period.

(8)	Revenue-per-mu is calculated by dividing revenue by average arable land within each reporting period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Combined Financial and Operating Data” and our combined financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage and we have the highest greenhouse coverage ratio among major vegetable producers in China, according to a Frost & Sullivan report commissioned by us. We focus on applying advanced agricultural know-how to grow safe and consistently high-quality vegetables.

We sell over 100 varieties of vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. Our customers include leading international hypermarket chain Walmart and the top three Hong Kong supermarket chains, Wellcome, ParknShop and Vanguard, each with stringent vendor qualification requirements. Sales to wholesalers are our largest revenue contributor and accounted for 30.3%, 47.5%, 49.0% and 55.4% of our total revenue in the fiscal year ended March 31, 2008, 2009 and 2010 and the three months ended June 30, 2010, respectively.

We operated 16 farms with an aggregate area of 18,850 mu (1,257 hectares) in the Chinese provinces of Fujian, Guangdong and Hebei as of June 30, 2010. Fourteen of our farms, with an aggregate area of 14,868 mu (991 hectares), are located in Fujian and Guangdong near our target markets in southern China, which offers a favorable climate for year-around crop cultivation. In addition, we operate two farms in Hebei province to produce vegetables that grow best in a cooler climate. By the end of the fiscal year ending March 31, 2011, we plan to add another 2,000 mu (133 hectares) of arable land in areas adjacent to existing production bases in Fujian and Guangdong and increase our greenhouse land area by 2,600 mu (173 hectares) to approximately 6,500 mu (433 hectares). As of the date of this prospectus, we expect to incur RMB240.1 million to expand our production bases and increase our greenhouse land area in the fiscal year ending March 31, 2011. In the three months ended June 30, 2010, we incurred RMB54.0 million in connection with these expansion plans. We use greenhouses to grow vegetables in most of our Fujian and Guangdong farms. As of June 30, 2010, our greenhouses covered approximately 20.9% of our total arable land. Greenhouses protect our crops from adverse weather conditions, such as typhoons and rainstorms, that are common in the summer in southern China. They also create a favorable microclimate that, together with our horticultural know-how, allows us to grow and sell high-priced vegetables of superior quality and uniform size, color and ripeness that are desired by consumers, as well as off-season vegetables during the winter, which enables us to avoid selling into a highly commoditized market. Compared to open-field farming, greenhouse cultivation improves our production yield, profit margins and return on our investment expenditures. Accordingly, our greenhouses have contributed to a significantly higher percentage of our revenues than would be suggested by their percentage coverage of our arable land.

Our business is labor intensive. As of June 30, 2010, we hired 2,348 farm workers to perform all agricultural labor work on our farms. We have observed an overall tightening of the labor market in the PRC and an emerging trend of shortage of labor supply in China. Furthermore, labor costs have been increasing in China in recent years and may continue to increase in the near future. Our labor costs amounted to RMB14.5 million, RMB16.2 million, RMB22.3 million ($3.3 million) and RMB6.2 million ($918,000) in the fiscal years ended March 31, 2008, 2009 and 2010 and the three months ended June 30, 2010, respectively, accounting for 11.2%, 9.3%, 9.4% and 7.9% of our total costs of inventories sold after biological asset fair value adjustment during the respective period. We do not expect that the overall tightening of the labor market will have a material adverse effect on our expansion plans, as our standardized production process can be easily followed by farm workers with minimal skills, allowing us to hire farm workers from a large labor pool. However, an increase in labor costs will increase our business operation costs and our financial position may be adversely affected.

In the fiscal years ended March 31, 2008, 2009 and 2010, our revenue was RMB153.6 million, RMB199.0 million and RMB280.5 million ($41.4 million), respectively, representing a CAGR of 35.1%. Our profit for the year increased from RMB38.4 million in the fiscal year ended March 31, 2008 to RMB60.4 million in the fiscal year ended March 31, 2009 and to RMB110.2 million ($16.3 million) in the fiscal year ended March 31, 2010, representing a CAGR of 69.4%. In the three months ended June 30, 2010, our revenue was RMB83.3 million ($12.3 million) and our profit was RMB23.5 million ($3.5 million), compared to revenue of RMB53.8 million and profit of RMB28.3 million for the three months ended June 30, 2009.

Key Factors Affecting Our Results of Operations

We believe the following factors have had, and will continue to have, a significant impact on our results of operations:

Revenue-Per-Mu

The key metric used by our management in evaluating our financial performance is revenue-per-mu, or the revenue that a unit measure of arable land generates. Revenue-per-mu is determined by our production yield, defined as the production output that a unit measure of arable land generates, and the price at which we can sell our produce. Our revenue-per-mu was RMB9,611, RMB11,167 and RMB15,497 ($2,285) in the fiscal years ended March 31, 2008, 2009 and 2010. Our revenue-per-mu was RMB3,160 and RMB4,420 ($652) in the three months ended June 30, 2009 and 2010, respectively.

Production yield

Our production yield was 3.6 tonnes, 3.9 tonnes and 5.4 tonnes per mu in the fiscal years ended March 31, 2008, 2009 and 2010. Our production yield was 1.2 tonnes and 1.6 tonnes per mu in the three months ended June 30, 2009 and 2010, respectively. Our production yield is affected by various factors, primarily our greenhouse coverage, our horticultural know-how and our production planning. Our production yield has been significantly enhanced by our greenhouse cultivation. Greenhouses increase production output by allowing crops to grow faster and year round and protecting crops from extreme weather conditions, such as typhoons and windstorms. According to Frost & Sullivan, we are one of the largest greenhouse vegetable producers in China based on area of greenhouse coverage as of June 30, 2010. As of March 31, 2008, 2009 and 2010, a total of 2,668 mu (178 hectares), 3,117 mu (208 hectares) and 4,420 mu (295 hectares), respectively, of our arable land was covered by greenhouses, accounting for 15.6%, 18.9% and 23.4% of our total arable land for each period, respectively. As of June 30, 2010, a total of 3,941 mu (263 hectares) of our arable land was covered by greenhouses, accounting for 20.9% of our total arable land.

We have been able to further increase our production yield by applying advanced cultivation techniques at each step of the cultivation process to improve soil productivity, enhance crop nutrient content and minimize crop diseases, pests and weeds. Relying on our greenhouse cultivation, proprietary horticultural know-how and our effective production planning supported by our comprehensive database, we are able to schedule and control crop plantation and harvest to meet higher market price of our crops, thereby achieving better market selling price. We intend to further increase our production yield by continuing to increase our greenhouse coverage and enhance our horticultural know-how.

Product pricing

The prices of our produce are determined by several factors, including general economic conditions, market competition, weather conditions, seasonal factors, sales channels and most importantly, the supply of and demand for different types of vegetables.

The price of a particular type of vegetable is volatile and fluctuates depending on seasonal factors, the distance between vegetable farms and markets, the supply of and demand for it in the marketplace throughout the year, which in turn depends on weather conditions, including level of precipitation, temperature and other extreme weather conditions, local preferences and festivities. We focus on cultivating high-value vegetables during off-season periods, and through careful production planning and the use of advanced horticultural know-how to control the crop cycle, seek to sell them during the periods in which they are most in demand to achieve higher prices and profits.

At the end of each calendar year, based on our analysis of historical vegetable price movement patterns in our target markets, we prepare our plantation plan for the next calendar year, including vegetable varieties, plantation volumes and plantation schedules. We adjust our annual plan of vegetable selection and production schedule based on market demand gathered by our sales and marketing teams, who communicate such information to our headquarters in each target market. When our meteorological and historical pricing database indicates that the market price of a particular type of vegetable may rise, we plant this type of vegetable in our greenhouses. We plant the seedlings, as opposed to seeds, of this type of vegetable so that we can shorten the crop cycle to benefit from the higher market price. When the market price of a certain type of vegetable that we are growing declines, we can delay the harvest while preserving the vegetable quality. Consequently, we capture higher market prices of particular types of vegetables in the market, thus gaining higher gross profit margins and improving our results of operations.

Size of Arable Land

Our total production capacity depends to a large extent on the size of our arable land. As of June 30, 2010, we leased a total of 18,850 mu (1,257 hectares) of arable land, compared to 17,103 mu (1,140 hectares) as of March 31, 2008 and 16,525 mu (1,102 hectares) as of March 31, 2009. As land is a precious commodity in China, while we seek to increase our arable land, we have also been building greenhouses extensively to improve our production yield and grow our total production capacity. Our production output increased from 57,085 tonnes in the fiscal year ended March 31, 2008 to 69,240 tonnes in the fiscal year ended March 31, 2009 and to 98,076 tonnes in the fiscal year ended March 31, 2010, representing a CAGR of 31.1%. Our production output increased from 20,653 tonnes in the three months ended June 30, 2009 to 29,267 tonnes in the three months ended June 30, 2010.

We source most of our land from farmer households, local villagers’ committees or local governments. Although China is one of the largest countries in the world by land area, arable land in recent years has been increasingly scarce due to extensive urbanization and property development. Sourcing arable land in China has been highly competitive because of the increased demand for land for agricultural and other uses. Because the supply of arable land that can be leased from the farmers is limited, competition is fierce in obtaining such leases. According to Frost & Sullivan, in 2009, 99% of arable land with greenhouses was cultivated by individual farmers, while only 1% was cultivated by vegetable production companies like us.

Market Demand

Our ability to increase production and grow our revenue is driven in part by the increasing demand in China for safe and high-quality fresh vegetables. China’s large population and its increasing level of disposable income per capita drive the growing demand for high-quality fresh vegetables. As disposable income per capita increases, the average Chinese diet has diversified from a largely carbohydrate-based diet of staples to include more meat, fruits and vegetables. Affluent households increasingly recognize the nutritional benefits of a balanced and more healthful diet that includes different varieties of fresh vegetables. In particular, demand for high-quality, off-season fresh vegetables is growing. We currently target the Guangdong, Fujian and Hong Kong markets, which have demonstrated a strong demand for fresh vegetables, with a combined market size of 14.8 million tonnes in 2009. We plan to expand the distribution network of our produce into the Yangtze River delta, an affluent and populous region where demand for high-quality fresh vegetables is growing. We plan to set up wholesale operations in nine coastal provinces across China to target regions with high retail purchasing power. We intend to grow our market share in this large market.

Financial Overview

Revenue

We derive substantially all of our revenue from the sale of fresh vegetables. Our revenue increased from RMB153.6 million in the fiscal year ended March 31, 2008 to RMB199.0 million in the fiscal year ended March 31, 2009 and to RMB280.5 million ($41.4 million) in the fiscal year ended March 31, 2010. Our revenue increased from RMB53.8 million in the three months ended June 30, 2009 to RMB83.3 million ($12.3 million) in the three months ended June 30, 2010. The growth in sales of our produce is largely attributable to increases in our revenue-per-mu and the size of our arable land.

Our revenue-per-mu increased from RMB9,611 per mu (RMB144,171 per hectare) for the fiscal year ended March 31, 2008 to RMB11,167 per mu (RMB167,507 per hectare) for the fiscal year ended March 31, 2009 and to RMB15,497 per mu (RMB232,460 per hectare) for the fiscal year ended March 31, 2010. Our revenue-per-mu increased from RMB3,160 per mu (RMB47,400 per hectare) in the three months ended June 30, 2009 to RMB4,420 per mu (RMB66,300 per hectare) in the three months ended June 30, 2010. The increase in our revenue-per-mu during these periods was primarily attributable to the increase in the greenhouse coverage, the increase in the size of our arable land in southern China, the improvement in our horticultural know-how, our effective production planning and our ability to adjust our product mix to achieve higher prices. As of March 31, 2008, 2009 and 2010 and June 30, 2010, a total of 2,668 mu (178 hectares), 3,117 mu (208 hectares), 4,420 mu (295 hectares) and 3,941 mu (263 hectares) of our arable land was covered by greenhouses, respectively, accounting for 15.6%, 18.9%, 23.4% and 20.9% of our total arable land for each period, respectively. The size of our arable land covered by greenhouses decreased from 4,420 mu (295 hectares) as of March 31, 2010 to 3,941 mu (263 hectares) as of June 30, 2010, as we phased out older greenhouses and had not installed replacement steel structure greenhouses. The size of our arable land amounted to 17,103 mu (1,140 hectares), 16,525 mu (1,102 hectares), 18,850 mu (1,257 hectares) and 18,850 mu and (1,257 hectares) as of March 31, 2008, 2009 and 2010 and June 30, 2010, respectively.

We sell fresh vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. The following table sets forth a breakdown of our revenue by sales channels, in absolute amounts and as a percentage of total revenue, for the periods indicated.

	Fiscal Year Ended March 31,							Three Months Ended June 30,
	2008		2009		2010			2009		2010
	RMB	%	RMB	%	RMB	$	%	RMB	%	RMB	$	%
	(In thousands, except percentages)

Wholesalers	46,557	30.3	94,537	47.5	137,546	20,283	49.0	25,142	46.7	46,141	6,804	55.4
Institutional customers	81,987	53.4	77,284	38.8	100,969	14,889	36.0	21,902	40.7	28,094	4,143	33.7
Supermarkets	24,685	16.1	26,845	13.5	41,235	6,081	14.7	6,591	12.2	9,039	1,333	10.8
Others(1)	330	0.2	329	0.2	762	112	0.3	203	0.4	43	6	0.1

Total	153,559	100.0	198,995	100.0	280,512	41,364	100.0	53,838	100.0	83,317	12,286	100.0

(1)	Includes retailers and small distributors who are not our regular customers.

Sales to wholesalers were our largest revenue contributor in the fiscal years ended March 31, 2009 and 2010. Sales through wholesale channels include direct sales to wholesalers at wholesale markets and sales to wholesalers at our farms. We bear the transportation costs and risks for direct sales to wholesalers at wholesale markets, while wholesalers bear the transportation costs and risks for sales at our farms. We sell our produce to wholesalers at prevailing market prices, and do not enter into long-term supply contracts with our wholesale customers. Sales to wholesalers grew from RMB46.6 million in the fiscal year ended March 31, 2008 to RMB137.5 million ($20.3 million) in the fiscal year ended March 31, 2010, representing a CAGR of 71.8%. Sales to wholesalers increased by 83.5% from RMB25.1 million in the three months ended June 30, 2009 to RMB46.1 million ($6.8 million) in the three months ended June 30, 2010. The faster growth of our sales to wholesalers was primarily attributable to (i) the successful implementation of our strategy to adjust our product mix to meet the increasing local and regional demand for high-quality fresh vegetables in the PRC domestic market, and (ii) the increasing recognition of our corporate brand in the wholesale market.

Sales to institutional customers were our largest revenue contributor in the fiscal year ended March 31, 2008. Most of our sales to institutional customers are made to export traders, who purchase vegetables from us and resell them in the overseas markets. Our institutional customers also include produce processing companies, large company cafeterias and large logistic traders. Sales to our top five institutional customers by revenue accounted for 75.3%, 59.1%, 60.6% and 61.6% of our total sales to institutional customers in the fiscal years ended March 31, 2008, 2009 and 2010 and the three months ended June 30, 2010, respectively. We typically do not enter into long-term supply contracts with our institutional customers. Pricing of produce sold to produce processing companies and export traders is negotiated between the parties taking into account the market price trend at the time when the purchase orders are placed. Pricing of produce sold to large company canteens and large logistic traders is determined based on purchase orders placed on a monthly basis. Our institutional customers place purchase orders up to six months in advance of delivery.

We also sell our produce to supermarket chains in Hong Kong and China, with Hong Kong sales constituting a major portion of the supermarket sales. We either make direct sales to supermarket chains or sell our produce in these supermarket chains on a concessionaire basis. In direct sales, we sell our produce to supermarket chains which in turn sell them to consumers. In concessionaire sales, supermarket chains allow us to sell our produce to consumers directly in their stores and we pay concessionaire fees to these supermarket chains. In direct sales, supermarkets place purchase orders in three to twelve months in advance of delivery, while most of the concessionaire sales are made on spot. The pricing terms in both direct sales and concessionaire sales are based on prevailing market prices. The concessionaire fees we pay to supermarket chains in connection with our concessionaire sales vary among different supermarket chains. We typically do not enter into long-term supply contracts with our supermarket chain customers.

From time to time, we also purchase certain vegetables that we do not produce from third parties to fulfill the diverse demand of the customers of our concessionaire supermarket sales points in Hong Kong.

Our customer base has increased from 203 customers in the fiscal year ended March 31, 2008 to 230 customers in the fiscal year ended March 31, 2010. Sales to our top five customers collectively accounted for 43.5%, 27.9% and 27.8% of our revenue in the fiscal years ended March 31, 2008, 2009 and 2010, respectively. Sales to our top five customers collectively accounted for 25.7% and 22.7% of our revenue in the three months ended June 30, 2009 and 2010, respectively. No single customer accounted for over 10% of our revenue during any of the fiscal years ended March 31, 2008, 2009 and 2010 or the three months ended June 30, 2010.

Biological Asset Fair Valuation and Its Impact on Cost of Inventories and Results of Operations

As a company primarily engaged in agricultural activities, we have adopted International Accounting Standard 41 “Agriculture,” or IAS 41, in the measurement of biological assets and agriculture produce. IAS 41 applies to biological assets, such as living plants related to managed agricultural activity that are in the process of growing, degenerating, regenerating and/or procreating and that are expected to eventually result in agricultural produce, as well as agricultural produce at the point of harvest. Our biological assets represent the growing crops, including vegetables, fresh fruits, tea trees and fir trees in our various production bases in China.

We recognize in our income statements the changes in the fair value less costs to sell of biological assets, which include the agricultural produce (vegetables and fruits) harvested during the reporting period and the vegetables and trees on the farmland at each reporting period end. In addition, cost of inventories sold represents the deemed cost of the agricultural produce based on the fair value less costs to sell at the point of harvest. Costs to sell are the incremental costs incurred in selling the agricultural produce. With respect to the agricultural produce harvested during the reporting period, the fair value of our biological assets in their present locations and condition is determined based on the current market price of these biological assets. With respect to the vegetables and trees on the farmland at each reporting period end, the fair value of our biological assets in their present locations and conditions is determined at the present value of expected cash flows from the biological assets discounted at a market-determined pre-tax rate, with reference to the species, growing conditions, costs incurred and expected yield of the crops.

Cost of inventories sold determined under IAS 41 reflects the deemed cost of agricultural produce, which is based on their fair value (less costs to sell) at the point of harvest. Biological assets fair value adjustment is the difference between the deemed cost of the agricultural produce and the plantation expenditure we incurred to cultivate the produce to the point of harvest. For agricultural produce harvested and sold during the year, the fair value adjustment represents the total changes in fair value less costs to sell for that particular agricultural produce, which include the fair value gain or loss that arose in both the current and the prior periods, and therefore differ from the amount of changes in fair value less costs to sell related to crops harvested during the year/period. Although adjusted cost of inventories sold (cost of inventories sold before biological assets fair value adjustment) is a non-IFRS measure, we believe that separate analysis of the cost of inventories sold excluding these fair value adjustments adds clarity to the constituent parts of our cost of inventories sold and provides additional useful information for investors to assess our cost structure. Cost of inventories sold before biological asset fair value adjustment comprises primarily the cost of seeds, fertilizers, pesticides, consumable materials such as plastic films and bamboo and steel sticks for our greenhouses, labor costs associated with cultivation activities, manufacturing expenses of our farmland facilities such as rents, salaries for administrative staff, utilities and depreciation, and costs associated with the purchase of certain vegetables that we do not produce from third parties to fulfill the diverse demand of the customers of our concessionary supermarket sales points in Hong Kong. Our cost of inventories sold before biological assets fair value adjustment increased from RMB63.6 million in the fiscal year ended March 31, 2008 to RMB75.7 million in the fiscal year ended March 31, 2009 and to RMB102.6 million ($15.1 million) in the fiscal year ended March 31, 2010, in line with increased revenue. Our cost of inventories sold before biological assets fair value adjustment increased from RMB20.7 million in the three months ended June 30, 2009 to RMB29.8 million ($4.4 million) in the three months ended June 30, 2010.

The following table sets forth our costs of inventories sold by components, both as an absolute amount and as a percentage of total costs of inventories sold.

	Year Ended March 31,							Three Months Ended June 30,
	2008		2009		2010			2009		2010
	RMB	%	RMB	%	RMB	$	%	RMB	%	RMB	$	%
	(In thousands, except percentages)

Cost of raw materials	23,040	17.8	28,115	16.1	37,896	5,588	15.9	6,296	14.4	7,098	1,047	9.0
Labor costs	14,517	11.2	16,249	9.3	22,302	3,289	9.4	5,531	13.0	6,228	918	7.9
Manufacturing expenses	22,449	17.4	28,738	16.5	32,708	4,823	13.7	7,533	16.8	14,429	2,128	18.1
Costs of third-party vegetables	3,596	2.8	2,560	1.5	9,660	1,424	4.0	1,301	3.0	2,039	300	2.6

Costs of inventories sold before biological assets fair value adjustment	63,602	49.2	75,661	43.4	102,565	15,124	43.0	20,661	47.2	29,794	4,393	37.6
Biological assets fair value adjustments	65,626	50.8	98,627	56.6	135,712	20,012	57.0	23,115	52.8	49,457	7,293	62.4

Costs of inventories sold	129,228	100.0	174,288	100.0	238,277	35,136	100.0	43,776	100.0	79,251	11,686	100.0

The gain or loss arising from the changes in fair value less costs to sell of our biological assets are partially offset by the corresponding gain or loss included in the cost of inventories sold, to the extent that the agricultural produce is sold, as the harvested agricultural produce is also stated at the fair value less cost to sell at the point of harvest. In line with our expansion of production, our changes in fair value less costs to sell of biological assets amounted to RMB70.2 million, RMB97.3 million and RMB152.7 million ($22.5 million) in the fiscal years ended March 31, 2008, 2009 and 2010, respectively, which was offset by the fair value adjustments included in the costs of inventories sold of RMB65.6 million, RMB 98.6 million and RMB 135.7 million ($20.0 million), for the years ended March 31, 2008, 2009 and 2010, respectively, and our changes in fair value less costs to sell adjustments of biological assets amounted to RMB35.6 million and RMB47.6 million ($7.0 million) in the three months ended June 30, 2009 and 2010, respectively, which was offset by the fair value adjustments included in the costs of inventories sold of RMB23.1 million and RMB49.5 million ($7.3 million) in the three months ended June 30, 2009 and 2010, respectively.

As a result, our cost of inventories sold after biological assets fair value adjustment represented the agricultural produce sold during the year at their fair value less costs to sell at the point of harvest, and have increased in line with the increase in our revenue, amounting to RMB129.2 million, RMB174.3 million and RMB238.3 million ($35.1 million) in the fiscal year ended March 31, 2008, 2009 and 2010, respectively. Our cost of inventories sold after biological assets fair value adjustment was RMB43.8 million and RMB79.3 million ($11.7 million) in the three months ended June 30, 2009 and 2010, respectively.

The following table sets forth the biological assets fair value adjustment included in cost of inventories sold, the changes in fair value less costs to sell of biological assets and the net impact of biological asset fair value adjustments to our results of operations.

	Year Ended March 31,				Three Months Ended June 30,
	2008	2009	2010		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands)

Biological assets fair value adjustment included in cost of inventories sold	(65,626)	(98,627)	(135,712)	(20,012)	(23,115)	(49,457)	(7,293)
Changes in fair value less costs to sell of biological assets	70,247	97,343	152,743	22,523	35,647	47,570	7,015

Net impact	4,621	(1,284)	17,031	2,511	12,532	(1,887)	(278)

The net impact of biological asset fair value adjustments is primarily driven by:

•	the volume of crops on the land at the period ends;

•	the product mix of the crops on the land at the period ends; and

•	the market prices at the period ends of different products.

We plant different types of vegetables with different yields and selling prices during different periods. The net impact of biological assets fair value adjustment for each reporting period is attributable to the comparison of the adjustment to record our unharvested biological assets at fair value at the beginning of the reporting period and such fair value adjustment related to our unharvested biological assets at the end of the reporting period. As the quantity, product mix and market prices at the beginning and end of each reporting period are different, it is not meaningful to discuss the net impact of biological asset fair value adjustments of the reporting period by comparing different products’ prices and yields.

Changes in fair value less costs to sell reported in each period include the biological assets fair value gain or loss arising from both (1) crops harvested during the period and (2) growing crops on the farmland at the period end. The growing crops on the farmland at the period end will be carried forward to future reporting periods and as the crops are harvested and sold, the related biological assets fair value gain or loss up to point of harvest is included in the determination of cost of inventories sold for the period in which the inventory is sold. The factors driving the changes in fair value less costs to sell relating to harvested crops or growing crops are generally the same, such as product mix and the market prices of different types of crops at the time of harvest or at period end. Furthermore, because the growth cycle of our crops is generally less than one year, the time factor is insignificant and it would not be meaningful to discuss the drivers separately. We believe the separate preparation of the two components of the changes in fair value less costs to sell, together with the discussion of the costs of inventories sold (including the effect of the biological assets fair value adjustment), provide relevant and useful financial information for the various stages of our agricultural production cycle.

Operating Costs and Expenses

The following table sets forth our operating expenses, both as an absolute amount and as a percentage of total revenue for the periods indicated.

	Year Ended March 31,							Three Months Ended June 30,
	2008		2009		2010			2009		2010
	RMB	%	RMB	%	RMB	$	%	RMB	%	RMB	$	%
	(In thousands, except percentages)

Packing expenses	14,426	9.4	15,620	7.8	18,281	2,696	6.5	3,892	7.2	4,938	728	5.9

Land preparation costs	6,284	4.1	9,755	4.9	12,434	1,834	4.4	2,654	4.9	5,084	750	6.1

Research and development expenses	7,291	4.7	5,855	2.9	6,519	961	2.3	920	1.7	1,334	197	1.6

Selling and distribution expenses	7,477	4.9	10,097	5.1	18,207	2,685	6.5	3,987	7.4	4,271	630	5.1

Administrative expenses	17,103	11.1	17,900	9.0	25,059	3,695	8.9	5,821	10.8	10,236	1,509	12.3

Other expenses	1,183	0.8	3,980	2.0	3,404	502	1.2	4	0.0	2,327	343	2.8

Packing expenses.  Our packing expenses primarily consist of materials utilized to pack our vegetables, labor costs and miscellaneous expenses associated with our packing and processing facilities. Our packing expenses were RMB14.4 million, RMB15.6 million and RMB18.3 million ($2.7 million) in the fiscal years ended March 31, 2008, 2009 and 2010, respectively, representing 9.4%, 7.8% and 6.5% of our revenue in those respective periods. Our packing expenses were RMB3.9 million and RMB4.9 million ($723,000) in the three months ended June 30, 2009 and 2010, respectively, representing 7.2% and 5.9% of our revenue in those respective periods. The increase in our total packing expenses was primarily due to the increase in sales. In general, produce sold to institutional and supermarket customers entail higher packing expenses than those sold to the wholesale market. Packing expenses, as a percentage of revenue, decreased in the three fiscal years ended March 31, 2010, because (i) wholesale customers contributed to an increased portion of sales, from 30.3% in fiscal 2008, to 47.5% in the fiscal year ended March 31, 2009, and to 49% in the fiscal year ended March 31, 2010, and (ii) our production scale increased. Packing expenses, as a percentage of revenue, decreased to 5.9% in the three months ended June 30, 2010 from 7.2% in the same period in 2009, for the same reasons.

Land preparation costs.  We leave parts of our farmlands uncultivated in between plantation cycles to improve soil quality, and recognize expenses associated with the uncultivated land during these periods. Furthermore, some of the parcels of land we lease are not used for plantation immediately after we rent them. We record the rent, the depreciation of facilities on the land, and other miscellaneous costs relating to preparing these lands parcels as an expense. We expect this expense to increase as we continue to expand our production and lease more land, which will result in additional losses associated with land before plantation, in non-cultivation periods and in between growing seasons.

Research and development expenses.  We incur research and development expenses in connection with our research and development activities focusing on developing more effective cultivation techniques, improving produce quality and increasing production yield. Our research and development expenses consist primarily of:

•	direct cost of materials used in research and development such as seeds, fertilizers, pesticides and consumable materials;

•	salaries and related expenses for research and development personnel;

•	rent for our research facilities; and

•	depreciation.

Our research and development expenses were RMB7.3 million, RMB5.9 million and RMB6.5 million ($961,000) in the fiscal year ended March 31, 2008, 2009 and 2010, respectively, representing 4.7%, 2.9% and 2.3% of our revenue in those respective periods. Our research and development expenses were RMB920,000 and RMB1.3 million ($192,000) in the three months ended June 30, 2009 and 2010, respectively, representing 1.7% and 1.6% of our revenue in those respective periods. Out of these research and development expenses, RMB3.7 million, RMB2.5 million and RMB1.2 million ($177,000) was incurred in the fiscal year ended March 31, 2008, 2009 and 2010, respectively, in connection with our research and development projects to grow tomatoes in southern China. We did not incur any research and development expenses in connection with these projects in the three months ended June 30, 2009 and 2010. We anticipate that our research and development expenses will increase as we continue to experiment with new horticultural know-how, new varieties and new plantation models.

Selling and distribution expenses.  Our selling and distribution expenses primarily consist of transportation expenses to transport vegetables from our farms to their points of sale, salaries, employee benefits, bonuses and related expenses for our sales and marketing staff, concessionaire fees and rebates paid to the supermarkets in Hong Kong to sell our produce in these supermarkets, packaging and loading expenses, and advertising expenses and concessionaire fees paid to the supermarkets to sell our produce in these supermarkets. Our selling and distribution expenses were RMB7.5 million, RMB10.1 million and RMB18.2 million ($2.7 million) in the fiscal years ended March 31, 2008, 2009 and 2010, respectively, representing 4.9%, 5.1% and 6.5% of our revenue in those respective periods. Our selling and distribution expenses were RMB4.0 million and RMB4.3 million ($634,000) in the three months ended June 30, 2009 and 2010, respectively, representing 7.4% and 5.1% of our revenue in those respective periods. We expect our selling and distribution expenses to increase as we plan to strengthen our brand building efforts and expand and broaden our sales, marketing and distribution network and enter new markets.

Administrative expenses.  General and administrative expenses primarily consist of the following:

•	salaries, bonuses and benefits for our administrative and management personnel;

•	auditing fees and legal and other professional fees; and

•	travel and other expenses associated with our corporate and administrative activities.

Our administrative expenses were RMB17.1 million, RMB17.9 million and RMB25.1 million ($3.7 million) in the fiscal years ended March 31, 2008, 2009 and 2010, respectively, representing 11.1%, 9.0% and 8.9% of our revenue in those respective periods. Our administrative expenses were RMB5.8 million and RMB10.2 million ($1.5 million) in the three months ended June 30, 2009 and 2010, respectively, representing 10.8% and 12.3% of our revenue in those respective periods. We expect that our general and administrative expenses will increase as we hire additional personnel and incur additional costs associated with the growth of our business. We also expect to incur additional general and administrative expenses, including compliance related costs to support our future operations as a U.S. listed public company.

Other expenses.  Other expenses include expenses associated with natural disaster losses for crops on exposed lands, losses associated with the disposal of fixed assets, profit and loss adjustments for previous years, and so forth.

Critical Accounting Policies

We prepare our financial statements in conformity with IFRS, which require us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could material impact the combined financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our combined financial statements and other disclosures included in this prospectus.

Fair Value of Biological Assets and Agricultural Produce

Biological assets include vegetables and fruits which are to be harvested as agricultural produce, tea and other trees which are not agricultural produce but are self-regenerating for sustaining regular harvests of agricultural produce.

We account for biological assets and agricultural produce by applying IAS41 — Agriculture. Under IAS 41, biological assets are measured on initial recognition and at the end of each reporting period at their fair value less cost to sell; agricultural produce harvested from biological assets are measured at its fair value less costs to sell at the point of harvest. With respect to the agricultural produce harvested during the reporting period, the fair value of our biological assets is determined based on the current market price of these biological assets in their present location and condition. The fair value is determined based on the market price at which our agricultural produce is sold to customers on the date of harvest, adjusted for packing and transportation costs. With respect to the vegetables and trees on the farmland at each reporting period end, the fair value is determined at the present value of expected cash flows from the biological assets discounted at a market-determined pre-tax rate, with reference to the species, growing conditions, costs incurred and expected yield of the crops. We estimate that it takes one to ten months to grow our vegetable crops and approximately 13 years to 30 years to grow our trees on the farmland before they can be harvested. For the fiscal year ended March 31, 2010, the revenue contributed by the tree business accounted for less than 0.3% of our total revenue. Costs to sell include all incremental costs directly attributable to the sale of the biological assets. The change in fair value less costs to sell of a biological asset is included in profit or loss of the period in which it arises. We record such gains or losses in our Combined Income Statement under “Changes in fair value less costs to sell of biological assets.”

The determination of fair value of biological assets and agricultural produce requires us to make complex and subjective estimates and assumptions about the expected production output and market price of crops on the land.

We engaged Jones Lang LaSalle Sallmanns Limited, an independent valuer, to assist us in determining the fair value of biological assets and agricultural produce in the fiscal years ended March 31, 2009 and 2010 and Asset Appraisal Limited, an independent valuer, to assist in determining the fair value of biological assets and agricultural produce in the fiscal year ended March 31, 2008. We applied weighted average cost of capital as a discount rate to reflect the risks of the cash flows as how the risks of the cash flows from growing crops should be borne by both the equity holders and the debt holders. In determining the discount rate, we have considered factors including the risk free rate, the market return, the re-levered beta, the size premium and the specific premium. We used 29.24% as the discount rate for orchards and 14.24% as the discount rate for vegetables in the fiscal year ended March 31, 2008. We used 20.67% to 20.86% as the discount rate for orchards and 14.77% as the discount rate for vegetables in the fiscal year ended March 31, 2009 and 18.23% to 18.36% as the discount rate for orchards and 14.73% as the discount rate for vegetables in the fiscal year ended March 31, 2010. The decrease is discount rates from 2008 to 2010 reflects our decreased risk profile as we gained more experience in the vegetable production industry.

Changes in the estimates and assumptions regarding the expected market price, production output and the discount rates in the valuation of our biological assets and agricultural produce could significantly impact the estimated fair values of our biological assets and agricultural produce and, as a result, our net income. For illustration purposes, in the fiscal year ended March 31, 2010:

•	a 5% increase or decrease in the vegetable prices we assumed, in the absence of other changes, will result in an RMB3.3 million ($500,000) increase or decrease in our net change in fair value less costs to sell of biological assets and profit for the year; and

•	an increase or decrease in the average discount rate we used by one percentage point, in the absence of other changes, will result in an RMB441,000 ($65,000) decrease or increase in our net change in fair value less costs to sell of biological assets and profit for the year.

We recorded audit adjustments of RMB1.5 million ($217,000) and RMB477,000 ($70,000) related to the fair value of trees and vegetables, respectively, in the fiscal year ended March 31, 2010. These adjustments primarily resulted from the changes in the assumptions and estimates relating to discount rates adopted in the valuation of our biological assets. We subsequently adopted the specific premium only into the cost of equity instead of total number of weighted average cost of capital and updated the specific premium from 5% to 4% to reflect lesser risk of our production. Furthermore, we determined that it was more appropriate to reference the beta and debt/equity ratio of comparable PRC companies listed on the Hong Kong Stock Exchange, as opposed to those of comparable companies listed in China. As a result, the discount rate for vegetables was changed from 12.69% to 14.73% and the discount rate for trees was changed from 17.52%–17.69% to 18.23%–18.36%.

Share Option Valuation

In May 2007, China Linong International Limited, or China Linong, adopted a share option scheme, under which it made option grants on May 23, 2007 to Winsome Group Limited, which is held by certain directors and employees of our company. In April 2009, China Linong adopted another share option scheme, under which it made option grants on April 17, 2009 and March 29, 2010. As of March 31, 2010, 116,010 options granted to directors, 67,000 options granted to employees, and 35,000 options granted to others providing similar services, respectively, were outstanding which were subsequently exchanged for 116,010,000, 67,000,000 and 35,000,000 options, respectively, following our restructuring and share swap with China Linong in July 2010.

We account for share-based payments under the provisions of IFRS 2, Share-based Payment, or IFRS 2. Under IFRS 2, we are required to measure the cost of employee and consultant services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognize the expense in our combined statements of comprehensive income over the period during which an employee is required to provide service in exchange for the award. The additional expenses associated with share-based compensation may reduce the attractiveness of our equity incentive plans to directors, employees and consultants.

We engaged Asset Appraisal Limited, an independent appraiser, to determine the fair value of options granted to our employees for the year ended March 31, 2008 and Avista Valuation Advisory Limited, an independent appraiser, to determine the fair value of options granted to our employees and others providing similar services for the fiscal year ended March 31, 2010. Asset Appraisal Limited and Avista Valuation Advisory Limited applied Black-Scholes pricing model in determining the fair value of the options granted to employees and others providing similar services. These models require the input of highly subjective assumptions including the expected stock price volatility, the expected life at which employees are likely to exercise share options. For expected volatilities, Asset Appraisal Limited and Avista Valuation Advisory Limited made reference to historical volatilities of several comparable companies. The risk-free rate for periods within the expected life of the option was based on the yield of USD China Sovereign Bond Rate denominated in USD with similar terms in effect at the time of grant.

Asset Appraisal Limited and Avista Valuation Advisory Limited used the income approach to assess our enterprise value at the grant date. Under this method, indications of value have been developed by discounting future free cash flow to the firm to their present worth at discount rates which we believe are appropriate for the risks of the business. The discount rate used is the weighted average cost of capital (WACC) to reflect the risks of the cash flows. As we were a privately held company at the grant date and the discount rate used was based on WACC for publicly traded comparable companies, Asset Appraisal Limited and Avista Valuation Advisory Limited deducted the interest bearing debts and added back any excess net asset/ liabilities from the enterprise value, and then applied a further discount for lack of marketability to derive the total equity value of our company.

The discount rate for the lack of marketability is 30%, 28% and 23% for the share options granted on May 23, 2007, April 17, 2009 and March 29, 2010, respectively. The determination of the marketability discount rates was based on the study on quantitative marketability discount model published in The CPA Journal and the put option approach (Black-Scholes model).

Under the option pricing method, the lack of marketability discount is determined by the following key parameters or variables as of each grant date:

•	time to expect the liquidity event, i.e. an initial public offering, which is determined based on the management’s expected timing of an initial public offering;

•	company risks associated with holding an investment in an illiquid market, including the required holding return, the growth in underlying value during the holding period and the expected cash flow distributions during the holding period;

•	prevailing risk free rate; and

•	volatility in the underlying security.

To the extent our capital structure was comprised of the ordinary shares and the preferred shares as of the grant date, we adopted the option pricing method to allocate total equity value derived to different classes of shares, in accordance with “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” developed by the American Institute of Certified Public Accountants. This method treats preferred shares and ordinary shares as call options on our total equity value, with exercise prices based on the liquidation preference of the preferred shares. The option pricing method involves making estimate of the expected timing of the potential liquidity event such as the sales of our company or initial public offering, and estimate of the volatility of our equity securities. The expected timing is based on the plan of our board of directors and management.

We measure the fair value of services received in return for share options granted by reference to the fair value of share options granted. Set forth below are the assumptions we applied to calculate the fair value of the options on the grant date using the Black-Scholes pricing model, the information given has not reflected the 1,000-for-1 effect resulting from the share exchange of our options and shares for China Linong options and shares.

	At May 23, 2007	At April 17, 2009	At March 29, 2010
	(Date of Grant)	(Date of Grant)	(Date of Grant)

Fair value at measurement date	$21.23	$20.35 – $23.85	$29.12 – $32.09
Share price	$42.54	$50.15	$60.61
Exercise price	$35.40	$72.93	$75.70
Expected volatility (expressed as average volatility used in the modeling under the Black-Scholes Option Pricing model)	48.77%	51.30% – 53.70%	56.90%
Option life (expressed as weighted average life used in the modeling under the Black-Scholes Option Pricing model)	4 years	5.5 – 6.5 years	5.5 – 6.5 years
Expected dividends	—	—	—
Risk-free interest rate (based on USD China Sovereign Bond Rate)	5.27%	3.75% – 3.90%	2.96% – 3.26%

We believe that the difference between the fair value of $0.0606 per share (after giving effect to the 1,000-for-1 exchange of our shares for shares in China Linong to establish our company as our listing vehicle) as of March 29, 2010 and the estimated offering price per ordinary share represented by the ADSs of $0.1700 (the midpoint of the estimated initial public offering price range and giving effect to the ADS-to-ordinary share ratio of 1:50), is primarily attributable to the following factors:

Market factors

•	The 23% discount for lack of control and marketability previously used to value our ordinary shares is no longer applicable.

•	From March 2010 to the date of this prospectus, valuations for securities of China-based companies listed on stock exchanges in the U.S. increased significantly, driven by demand from investors.

Business factors

The following factors, occurring after March 2010, have caused us to significantly increase our 2010 through 2015 estimated revenues and net income from March 2010 estimates and therefore our valuation:

•	We have more aggressively implemented our plan to increase greenhouse coverage, which allows us to change our product mix to include more high-value produce.

•	We have made progress toward achieving our business expansion plans, as evidenced by our entry into a concessionaire sale arrangement with Walmart in September 2010.

Depreciation and Estimated Useful Life

We record property, plant and equipment in the balance sheet at cost less accumulated depreciation and impairment losses. We determine the gains or losses arising from the retirement or disposal of an item of property, plant and equipment as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal. We calculate depreciation to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Land improvements, buildings and farmland infrastructure	— Shorter of the unexpired term of land leases and their estimated useful lives of 3 to 30 years
Equipment and machinery	— 3 to 10 years
Motor vehicles	— 3 to 10 years
Furniture, fixtures and computer equipment	— 5 years

We capitalize costs relating to land improvements during the formative stage and depreciate these costs over the shorter of the unexpired term of the respective land leases or their estimated useful lives.

We capitalize depreciation of property, plant and equipment attributable to agricultural activities as part of inventory, and expense such depreciation when the inventory is sold. We charge depreciation relating to idle capacity to profit or loss in the accounting period in which it is incurred. Where parts of an item of property, plant and equipment have different useful lives, we allocate the cost of the item on a reasonable basis between the parts and each part is depreciated separately. We review both the useful life of an asset and its residual value, if any, annually.

Impairment of Assets

Impairment of non-current assets

We review internal and external sources of information at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased:

•	property, plant and equipment;

•	construction in progress;

•	lease prepayments; and

•	long-term deposits and prepayments.

If any such indication exists, we estimate the asset’s recoverable amount.

•	Calculation of recoverable amount. The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, we discount the estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, we determine the recoverable amount for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

•	Recognition of impairment losses. We recognize an impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. We allocate impairment losses recognized in respect of cash-generating units to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

•	Reversals of impairment provisions. We reverse an impairment provision if there has been a favorable change in the estimates used to determine the recoverable amount.

We limit a reversal of an impairment provision to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. We credit reversals of impairment provisions to profit or loss in the year in which the reversals are recognized.

Impairment of receivables

We review current receivables that are carried at amortized cost at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to our attention about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	breach of contract;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganization; and

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor.

If any such evidence exists, we determine and recognize the impairment loss as follows: for trade and other current receivables carried at amortized cost, we measure the impairment loss as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. We make assessment collectively where financial assets carried at amortized cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. We base future cash flows for financial assets which are assessed for impairment collectively on historical loss experience for assets with credit risk characteristics similar to the collective group.

We write off impairment losses against the corresponding assets directly, except for impairment losses recognized in respect of trade receivables whose recovery is considered doubtful but not remote. In this case, we record the impairment losses for doubtful debts using an allowance account. When we are satisfied that recovery is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account relating to that debt are reversed. We recognize other changes in the allowance account and subsequent recoveries of amounts previously written off directly in profit or loss. In the fiscal year ended March 31, 2010, we did not recognize any impairment loss in profit or loss nor write-off of uncollectible amount against the allowance account.

Taxation

The Cayman Islands, the British Virgin Islands and Hong Kong

Under the current laws of the Cayman Islands and the British Virgin Islands, or the BVI, we and our subsidiaries incorporated in the BVI are not subject to any tax on income or capital gains. In addition, dividend payments are not subject to withholding tax in those jurisdictions. No provision for Hong Kong profits tax has been made, as our Hong Kong subsidiaries did not generate any assessable profits in the fiscal years ended March 31, 2008, 2009 and 2010 and the three months ended June 30, 2010.

PRC

Enterprise Income Tax

Prior to January 1, 2008, pursuant to the old income tax regime of the PRC, some of our PRC subsidiaries, as foreign invested enterprises with an operation period of more than ten years, subject to approval by the relevant tax authority, were eligible for a 100% relief from PRC Enterprise Income Tax, or EIT, for the two years from their first profit-making year of operations from PRC tax perspective and thereafter were subject to EIT at 50% of the applicable income tax rate for the following three years. These PRC subsidiaries, except for Land V. Limited (Liaoyang) and Land V. Ltd (Fujian), were either within their tax holidays during the period from April 1, 2007 to December 31, 2007 or sustained losses for taxation purposes. For the period from April 1, 2007 to December 31, 2007, Land V. Limited (Liaoyang) and Land V. Ltd (Fujian) were in the third year of their tax holiday and were subject to EIT at a reduced rate of 13.5%.

On January 1, 2008, the new EIT law became effective. The new EIT law imposes a uniform EIT rate of 25% on all domestic enterprises and foreign invested enterprises unless they qualify under certain exceptions. According to the new EIT law and its implementation rules, from January 1, 2008, our PRC subsidiaries, except for Linong Agriculture Technology (Shenzhen) Co., Ltd., are eligible for a 100% relief from EIT, subject to approval by or registration with the relevant tax authority, because they are engaged in the cultivation and preliminary processing of vegetable products.

We did not pay EIT for Linong Agriculture Technology (Shenzhen) Co., Ltd. and Land V. Limited (Weifang) during the period from January 1, 2008 to March 31, 2009 and in 2010 as these subsidiaries sustained losses for taxation purposes during these periods.

The financial impact related to reduced tax rates and tax exemptions amounted to RMB11.0 million, RMB17.8 million and RMB32.9 million ($4.9 million) in the fiscal years ended March 31, 2008, 2009 and 2010, respectively. Without the preferential tax treatment, the impact on our net income and basic and diluted earnings per ordinary/preferred share for the following periods is as set forth below:

	Year Ended March 31,				Three Months Ended June 30,
	2008	2009	2010		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands, except for per share data)

Profit for the year/period	11,036	17,774	32,906	4,852	8,582	8,045	1,186
Basic earnings per ordinary/preferred share (in cents)	0.82	1.06	1.95	0.29	0.51	0.46	0.07
Diluted earnings per ordinary/preferred share (in cents)	0.82	1.05	1.92	0.28	0.51	0.45	0.07

As of the date of this prospectus, Land V. Ltd (Fujian), Fuzhou Land V. Group Co. Ltd., Linong Agriculture Technology Co. Ltd (Quanzhou), Land V. Ltd (Zhangjiakou), Land V. Agriculture Technology (Ningde) Co. Ltd, Linong Agriculture Technology (Shantou) Co. Ltd and Land V. Agriculture Technology (Huizhou) Co. Ltd. have registered with the tax authorities for tax exemptions under the new EIT law. We will apply for such exemptions for our remaining PRC subsidiaries. See “Risk Factors — Risks Related to Doing Business in China — Our business benefits from certain government incentives. Expiration of, or changes to, these incentives could have a material adverse effect on our operating results by significantly increasing our tax expenses.”

Pursuant to the new EIT law and its implementation rules, dividends payable to foreign investors are subject to a 10% withholding tax. Pursuant to the grandfathering arrangement, dividends receivable from our PRC subsidiaries in respect of their undistributed profits prior to December 31, 2007 are exempt from withholding tax. Under the taxation arrangement between the PRC and Hong Kong, a qualified Hong Kong tax resident which is the “beneficial owner” and directly holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding tax rate of 5%. During the fiscal year ended March 31, 2010, Land V. Limited (Liaoyang) declared a dividend of RMB23.0 million to its immediate holding company, Land V. Limited (Hong Kong). RMB12.1 million of this dividend was distributed from the retained profits of Land V. Limited (Liaoyang) after December 31, 2007 and was subject to 5% withholding tax.

In the fiscal year ended March 31, 2010, Land V. Limited (Hong Kong) disposed of a subsidiary, Land V. Limited (Tianjin), with a gain of RMB2.8 million for the PRC tax purposes, which is subject to 10% withholding tax. In the fiscal year ended Mach 31, 2009, Land V. Limited (Hong Kong) disposed of two subsidiaries, Land V. Limited (Weifang) and Land V. Limited (Hangzhou), with a gain of RMB2.0 million for the PRC tax purposes, which is subject to 10% withholding tax.

Value-added Tax

In accordance with the relevant tax laws in the PRC, value-added tax, or VAT, is levied on the value of sales of agricultural and related products at a general rate of 13%. We are required to remit the VAT collected to the tax authority, but may deduct the VAT that we have paid on eligible purchases. Except for Linong Agriculture Technology (Shenzhen) Co., Ltd., our PRC subsidiaries are exempt from VAT since they are engaged in the sales of self-produced agricultural products.

Internal Control Over Financial Reporting

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our combined financial statements, our registered public accounting firm identified a material weakness and two significant deficiencies in our internal control over financial reporting, as defined by Auditing Standard No. 5 of the Public Company Accounting Oversight Board. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. A “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. The material weakness identified by our independent registered public accounting firm primarily related to an insufficient complement of personnel with an appropriate level of accounting knowledge, experience and training to prepare and review our IFRS financial statements and disclosures, which resulted, for example, in audit adjustments related to biological assets and income taxes. Significant deficiencies identified by our independent registered public accounting firm include those related to (i) insufficient formal anti-fraud control program, such as maintaining a whistleblower mechanism, policies regarding providing and receiving gifts and entertainment, specific guidelines on the level of details to be maintained in the books and records, and (ii) reconciliation procedures of intercompany transactions and balances between our consolidated group companies.

Following the identification of the material weaknesses, we have engaged an independent internal control advisor Ernst & Young to evaluate and help improve our internal control procedures. We will form an audit committee upon the effectiveness of the registration statement of which this prospectus forms a part to monitor and evaluate our financial performance, the transparency of our financial disclosure and the effectiveness of our internal control. However, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Risk Factors — Risks Related to Our Business — If we fail to establish an effective system of internal controls, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely impacted.”

Results of Operations

The following table sets forth a summary of our combined results of operations for the periods indicated. This information should be read together with our combined financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Year Ended March 31,				Three Months Ended June 30,
	2008	2009	2010		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands, except for per share data)
Revenue	153,559	198,995	280,512	41,364	53,838	83,317	12,286
Cost of inventories sold	(129,228)	(174,288)	(238,277)	(35,136)	(43,776)	(79,251)	(11,686)
Changes in fair value less costs to sell related to:

Crops harvested during the year/period	52,689	80,795	119,009	17,549	10,611	20,018	2,952
Growing crops on the farmland at the year/period end	17,558	16,548	33,734	4,974	25,036	27,552	4,063

Total changes in fair value less costs to sell of biological assets	70,247	97,343	152,743	22,523	35,647	47,570	7,015
Packing expenses	(14,426)	(15,620)	(18,281)	(2,696)	(3,892)	(4,938)	(728)
Land preparation costs	(6,284)	(9,755)	(12,434)	(1,834)	(2,654)	(5,084)	(750)
Other income	60	1,224	626	93	16	105	15
Research and development expenses	(7,291)	(5,855)	(6,519)	(961)	(920)	(1,334)	(197)
Selling and distribution expenses	(7,477)	(10,097)	(18,207)	(2,685)	(3,987)	(4,271)	(630)
Administrative expenses	(17,103)	(17,900)	(25,059)	(3,695)	(5,821)	(10,236)	(1,509)
Other expenses	(1,183)	(3,980)	(3,404)	(502)	(4)	(2,327)	(343)

Results from operating activities	40,874	60,067	111,700	16,471	28,447	23,551	3,473
Finance income	249	546	101	15	31	59	9
Finance costs	(43)	—	(709)	(105)	(181)	(115)	(17)

Net finance income/(costs)	206	546	(608)	(90)	(150)	(56)	(8)
Profit before taxation	41,080	60,613	111,092	16,381	28,297	23,495	3,465
Income tax expense	(2,635)	(200)	(890)	(131)	—	—

Profit for the year/period	38,445	60,413	110,202	16,250	28,297	23,495	3,465

The following table sets forth the biological assets fair value adjustment included in cost of inventories sold, the changes in fair value less costs to sell of biological assets and the net impact of biological asset fair value adjustments to our results of operations.

	Year Ended March 31,				Three Months Ended June 30,
	2008	2009	2010		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands)

Biological assets fair value adjustment included in cost of inventories sold	(65,626)	(98,627)	(135,712)	(20,012)	(23,115)	(49,457)	(7,293)
Changes in fair value less costs to sell of biological assets	70,247	97,343	152,743	22,523	35,647	47,570	7,015

Net impact	4,621	(1,284)	17,031	2,511	12,532	(1,887)	(278)

Three Months Ended June 30, 2010 Compared to Three Months Ended June 30, 2009

Revenue.  Our revenue increased by RMB29.5 million, or 54.8%, from RMB53.8 million in the three months ended June 30, 2009 to RMB83.3 million ($12.3 million) in the three months ended June 30, 2010. The increase in sales of our produce was attributable to the increase in our revenue-per-mu from RMB3,160 per mu (RMB47,400 per hectare) per fiscal quarter in the three months ended June 30, 2009 to RMB4,420 per mu (RMB66,300 per hectare) per fiscal quarter in the three months ended June 30, 2010, and the increase in the size of our arable land from 17,038 mu (1,136 hectares) as of June 30, 2009 to 18,850 mu (1,257 hectares) as of June 30, 2010.

The increase in our revenue-per-mu was primarily attributable to (1) an increase in our production yield from 1.2 tonnes per mu in the three months ended June 30, 2009 to 1.6 tonnes in the three months ended June 30, 2010, which was in turn attributable to an increase in our greenhouse area as a percentage of our total arable land from 18.5% as of June 30, 2009 to 20.9% as of June 30, 2010 as well as changes in our product mix and our improved horticultural know-how, and (2) an increase in the average selling prices of our produce from RMB2,607 per tonne in the three months ended June 30, 2009 to RMB2,847 ($419.8) per tonne in the three months ended June 30, 2010.

Cost of Inventories Sold.  Our cost of inventories sold increased by RMB35.5 million, or 81.1%, from RMB43.8 million in the three months ended June 30, 2009 to RMB79.3 million ($11.7 million) in the three months ended June 30, 2010.

Cost of inventories sold before biological assets fair value adjustment increased by RMB9.1 million, or 44.2%, from RMB20.7 million in the three months ended June 30, 2009 to RMB29.8 million ($4.4 million) in the three months ended June 30, 2010. Cost of inventories sold before biological asset fair value adjustment as a percentage of our revenue decreased slightly to 35.8% in the three months ended June 30, 2010 from 38.4% in the three months ended June 30, 2009. The increase in our cost of inventories sold before biological asset fair value adjustment was primarily due to (1) an RMB7.0 million increase in farmland operating expenses such as depreciation, rent, utilities, salaries and transportation expenses, as we built more greenhouses and expanded our production bases, (2) an RMB800,000 increase in costs of raw materials consumed, (3) an RMB700,000 increase in the purchase of certain vegetables that we did not produce from third parties to fulfill the diverse demand of the customers of our concessionaire supermarket sales points in Hong Kong, which was primarily due to the increase in our supermarket concessionaire sales, and (4) an RMB600,000 increase in direct labor costs related to cultivation activities.

Changes in Fair Value Less Costs to Sell of Biological Assets and Net Impact of Biological Asset Fair Value Adjustment.  Changes in fair value less costs to sell of biological assets increased by RMB12.0 million, or 33.4%, from RMB35.6 million in the three months ended June 30, 2009 to RMB47.6 million ($7.0 million) in the three months ended June 30, 2010.

The net impact of biological fair value adjustment for the three months ended June 30, 2010 was negative RMB1.9 million ($280,000), a loss. This was primarily attributable to the types of crops planted but unharvested during the three months ended June 30, 2010 had lower fair value per mu than those planted but unharvested during the three months ended March 31, 2010.

In comparison, the net impact of biological fair value adjustment for the three months ended June 30, 2009 was RMB12.5 million, a gain. This was due to an increase in the fair value gain of crops planted but unharvested during the three months ended June 30, 2009 primarily attributable to the increase in arable land with newly planted crops, as compared to the three months ended March 31, 2009.

As a result, the net impact of the biological asset fair value adjustment of the three months ended June 30, 2010 was much smaller than that of the three months ended June 30, 2009.

Packing Expenses.  Our packing expenses increased by RMB1.0 million, or 26.9%, from RMB3.9 million in the three months ended June 30, 2009 to RMB4.9 million ($723,000) in the three months ended June 30, 2010, primarily as a result of an RMB1.1 million increase in expenses incurred in connection with packaging materials consumed in line with the increase in our sales, which was partially offset by a slight decrease in rental expenses incurred for our use of storage facilities in Tianjin and Liaoyang.

Land Preparation Costs.  Our land preparation costs increased by RMB2.4 million, or 91.6%, from RMB2.7 million in the three months ended June 30, 2009 to RMB5.1 million ($752,000) in the three months ended June 30, 2010. The increase was primarily due to an increase of RMB2.4 million, or 106.3%, in losses associated with unoccupied land between growing seasons from RMB2.3 million in the three months ended June 30, 2009 to RMB4.7 million ($693,000) in the three months ended June 30, 2010, which was in turn due to an increase in our total arable land from 16,973 mu (1,132 hectares) in the three months ended June 30, 2009 to 18,850 mu (1,257 hectares) in the three months ended June 30, 2010.

Other Income.  Our other income increased substantially from RMB16,000 in the three months ended June 30, 2009 to RMB105,000 ($15,000) in the three months ended June 30, 2010. This increase was primarily due to our receipt of additional subsidies from the PRC government.

Research and Development Expenses.  Our research and development expenses increased by RMB414,000, or 45.0%, from RMB920,000 in the three months ended June 30, 2009 to RMB1.3 million ($192,000) in the three months ended June 30, 2010, primarily due to (1) an increase of RMB127,000 in direct cost of materials used in research and development such as seeds, fertilizers, pesticides and consumable materials, and (2) an increase of RMB122,000 in salaries and related expenses for research and development personnel.

Selling and Distribution Expenses.  Our selling and distribution expenses increased by RMB284,000, or 7.1%, from RMB4.0 million in the three months ended June 30, 2009 to RMB4.3 million ($634,000) in the three months ended June 30, 2010. This increase was primarily due to (1) an RMB279,000 increase in concessionaire fees, primarily attributable to an increase in concessionaire fees paid to the supermarkets as result of our increased sales in these supermarkets, and (2) an increase in transportation expenses of RMB124,000 due to the increase in sales of vegetables that required transportation from our farms to distributors and other customers such as supermarkets, large retailers and customers in Hong Kong, which was partially offset by an RMB217,000 decrease in our promotion expense in connection with our sales to hypermarket chains.

Administrative Expenses.  Our administrative expenses increased by RMB4.4 million, or 75.8%, from RMB5.8 million in the three months ended June 30, 2009 to RMB10.2 million ($1.5 million) in the three months ended June 30, 2010. This increase was primarily due to (1) an increase of RMB3.0 million in share-based compensation related to the options we granted to our directors and employees in March 2010, which generally had a three-year vesting period, (2) an increase of RMB734,000 in salaries and welfare expenses paid to employees and staff as we hired more management personnel, increased salaries paid to our existing employees and improved their welfare benefits, and (3) an increase of RMB412,000 in recruitment fees primarily incurred in connection with recruiting new employees for the preparation of this offering. The grant of options or equity awards are determined by our board of directors on an individual, ad hoc basis.

Other Expenses.  Our other expenses increased substantially from RMB4,000 in the three months ended June 30, 2009 to RMB2.3 million ($339,000) in the three months ended June 30, 2010. This increase was primarily due to an RMB1.9 million increase in fixed assets write-offs and disposals due to the destruction of our bamboo greenhouses and an RMB340,000 increase in losses of crops in the field, both caused by typhoons in 2010.

Results of Operating Activities.  As a result of the foregoing, our results of operating activities decreased by 17.2% from RMB28.4 million in the three months ended June 30, 2009 to RMB23.6 million ($3.5 million) in the three months ended June 30, 2010.

Net Finance Income/(Cost).  We had a net finance cost of RMB150,000 in the three months ended June 30, 2009, compared to RMB56,000 ($8,000) in the three months ended June 30, 2010, primarily due to an RMB125,000 net foreign exchange loss incurred in the three months ended June 30, 2009.

Income Tax Expense.  We did not record any income tax expenses in the three months ended June 30, 2009 and 2010 as all of our PRC subsidiaries were exempt from enterprise income tax during these periods.

Profit for the Period.  As a result of the foregoing, our adjusted profit for the period (profit for the period before the net impact of biological asset fair value adjustment) increased by RMB9.7 million, or 61.3%, from RMB15.8 million in the three months ended June 30, 2009 to RMB25.4 million ($3.8 million) in the three months ended June 30, 2010. Our profit for the period decreased by RMB4.8 million, or 17.0%, from RMB28.3 million in the three months ended June 30, 2009 to RMB23.5 million ($3.5 million) in the three months ended June 30, 2010.

Year Ended March 31, 2010 Compared to Year Ended March 31, 2009

Revenue.  Our revenue increased by RMB81.5 million, or 41.0%, from RMB199.0 million in the fiscal year ended March 31, 2009 to RMB280.5 million ($41.4 million) in the fiscal year ended March 31, 2010. The increase in sales of our produce was attributable to the increase in our revenue-per-mu from RMB11,167 per mu (RMB167,507 per hectare) for the fiscal year ended March 31, 2009 to RMB15,497 per mu (RMB232,460 per hectare) for the fiscal year ended March 31, 2010, and the increase in the size of our arable land from 16,525 mu (1,102 hectares) as of March 31, 2009 to 18,850 mu (1,257 hectares) as of March 31, 2010.

The increase in our revenue-per-mu was primarily attributable to an increase in our production yield from 3.9 tonnes per mu in the fiscal year ended March 31, 2009 to 5.4 tonnes in the fiscal year ended March 31, 2010, which was in turn attributable to an increase in our greenhouse area as a percentage of our total arable land from 18.9% as of March 31, 2009 to 23.4% as of March 31, 2010 as well as changes in our product mix and our improved horticultural know-how. This increase was partially offset by a decrease in the average selling prices of our produce from RMB2,866 per tonne in the fiscal year ended March 31, 2009 to RMB2,860 ($422) per tonne in the fiscal year ended March 31, 2010. The average selling price of our produce in the fiscal year ended March 31, 2010 decreased from the elevated levels in the fiscal year ended March 31, 2009 that had resulted from supply shortage caused by several extreme weather conditions. The decreased average selling price was partially offset by our improved product mix.

Cost of Inventories Sold.  Our cost of inventories sold increased by RMB64.0 million, or 36.7%, from RMB174.3 million in the fiscal year ended March 31, 2009 to RMB238.3 million ($35.1 million) in the fiscal year ended March 31, 2010.

Cost of inventories sold before biological assets fair value adjustment increased by RMB26.9 million, or 35.6%, from RMB75.7 million in the fiscal year ended March 31, 2009 to RMB102.6 million ($15.1 million) in the fiscal year ended March 31, 2010. Cost of inventories sold before biological asset fair value adjustment as a percentage of our revenue decreased slightly to 36.6% in the fiscal year ended March 31, 2010 from 38.0% in the fiscal year ended March 31, 2009. The increase in our cost of inventories sold before biological asset fair value adjustment was primarily due to (1) an RMB13.5 million increase in farmland operating expenses such as rent, utilities, salaries, depreciation and transportation expenses, as we built more greenhouses and expanded our production bases, (2) an RMB7.1 million increase in purchase of certain vegetables that we did not produce from third parties to fulfill the diverse demand of the customers of our concessionaire supermarket sales points in Hong Kong, which was due to the increase in our supermarket concessionaire sales, and (3) an RMB6.3 million increase in direct labor costs related to cultivation activities.

Changes in Fair Value Less Costs to Sell of Biological Assets and Net Impact of Biological Asset Fair Value Adjustment.   Changes in fair value less costs to sell of biological assets increased by RMB55.4 million, or 56.9%, from RMB97.3 million in the fiscal year ended March 31, 2009 to RMB152.7 million ($22.5 million) in the fiscal year ended March 31, 2010.

The net impact of biological fair value adjustment for the fiscal year ended March 31, 2010 was RMB17.0 million ($2.5 million), a gain. This was primarily attributable to an increase of 2,868 mu (191 hectares) in our arable land acreage of unharvested crops from April 1, 2009 to March 31, 2010.

In comparison, the net impact of biological fair value adjustment for the year ended March 31, 2009 was negative RMB1.3 million, a loss. This was primarily because the unharvested crops as of March 31, 2008 consisted of more high-value varieties than those as of March 31, 2009.

Packing Expenses.  Our packing expenses increased by RMB2.7 million, or 17.0%, from RMB15.6 million in the fiscal year ended March 31, 2009 to RMB18.3 million ($2.7 million) in the fiscal year ended March 31, 2010, primarily as a result of an RMB2.8 million increase in expenses incurred in connection with packaging materials used, which was in line with the increase in our sales.

Land Preparation Costs.  Our land preparation costs increased by RMB2.6 million, or 27.5%, from RMB9.8 million in the fiscal year ended March 31, 2009 to RMB12.4 million ($1.8 million) in the fiscal year ended March 31, 2010. The increase was primarily due to an increase of RMB3.1 million, or 72.0%, in losses associated with land unoccupied in between growing seasons from RMB4.4 million in the fiscal year ended March 31, 2009 to RMB7.5 million ($1.1 million) in the fiscal year ended March 31, 2010, which was in turn due to an increase in our total arable land from 16,525 mu (1,102 hectares) as of March 31, 2009 to 18,850 mu (1,257 hectares) in the fiscal year ended March 31, 2010.

Other Income.  Our other income decreased by 48.9% from RMB1.2 million in the fiscal year ended March 31, 2009 to RMB626,000 ($92,000) in the fiscal year ended March 31, 2010. This decrease was primarily due to the fact that other income in the year ending March 31, 2009 derived primarily from a gain on the disposal of certain subsidiaries for the amount of RMB1.1 million.

Research and Development Expenses.  Our research and development expenses increased by RMB664,000, or 11.3%, from RMB5.9 million in the fiscal year ended March 31, 2009 to RMB6.5 million ($961,000) in the fiscal year ended March 31, 2010, primarily due to (1) an increase of RMB1.3 million in direct cost of materials used in research and development such as seeds, fertilizers, pesticides and consumable materials, and (2) an increase of RMB606,000 in salaries and related expenses for research and development personnel, which was largely offset by a decrease of RMB1.3 million in research and development expenses related to the tomato project.

Selling and Distribution Expenses.  Our selling and distribution expenses increased by RMB8.1 million, or 80.3%, from RMB10.1 million in the fiscal year ended March 31, 2009 to RMB18.2 million ($2.7 million) in the fiscal year ended March 31, 2010. This increase was primarily due to (1) an increase in transportation expenses of RMB4.0 million due to the increase in sales of vegetables that required transportation from our farms to distributors and other customers such as customers in Hong Kong and supermarkets, (2) an RMB1.6 million increase in concessionaire fees, primarily attributable to an increase in concessionaire fees paid to the supermarkets as result of our increased sales in these supermarkets, and (3) an increase in salaries and welfare expenses of RMB1.5 million, most of which was due to the increase in salaries paid to sales personnel in the Hong Kong supermarkets and the increase in the headcount of these personnel as we enhanced our sales and marketing efforts in the supermarkets.

Administrative Expenses.  Our administrative expenses increased by RMB7.2 million, or 40.0%, from RMB17.9 million in the fiscal year ended March 31, 2009 to RMB25.1 million ($3.7 million) in the fiscal year ended March 31, 2010. This increase was primarily due to (1) an increase of RMB2.8 million, or 48.0%, in salaries and welfare expenses paid to employees and staff as we hired more management personnel, increased salaries paid to our existing employees and improved their welfare benefits, and (2) an increase of RMB2.6 million in equity settled share-based payment in respect of options granted to our directors and employees in April 2009.

Other Expenses.  Our other expenses decreased by RMB576,000, or 14.5%, from RMB4.0 million in the fiscal year ended March 31, 2009 to RMB3.4 million ($502,000) in the fiscal year ended March 31, 2010. This decrease was primarily due to a decrease of RMB1.8 million, or 88.2% in expenses associated with natural disaster losses for crops on exposed lands, from RMB2.0 million in the fiscal year ended March 31, 2009 to RMB237,000 ($35,000) in the fiscal year ended March 31, 2010, due to a decrease in damages caused by natural disasters in the year ended March 31, 2010.

Results of Operating Activities.  As a result of the foregoing, our results of operating activities increased by 86.0% from RMB60.1 million in the fiscal year ended March 31, 2009 to RMB111.7 million ($16.5 million) in the fiscal year ended March 31, 2010.

Net Finance Income/(Cost).  We had a finance income of RMB546,000 in the fiscal year ended March 31, 2009, compared to a net finance loss of RMB608,000 ($90,000) in the fiscal year ended March 31, 2010, primarily due to an RMB709,000 net foreign exchange loss incurred in the fiscal year ended March 31, 2010 arising from intra-group purchases.

Income Tax Expense.  Our income tax expense increased from RMB200,000 in the fiscal year ended March 31, 2009 to RMB890,000 ($131,000) in the fiscal year ended March 31, 2010. This increase was primarily due to an increase in our withholding tax incurred in the fiscal year ended March 31, 2010 in connection with capital gains and the distribution of earnings by the PRC subsidiaries to our offshore holding company.

Profit for the Year.  As a result of the foregoing, our adjusted profit for the year (profit for the year before the net impact of biological asset fair value adjustment) increased by RMB31.5 million, or 51.1%, from RMB61.7 million in the fiscal year ended March 31, 2009 to RMB93.2 million ($13.7 million) in the fiscal year ended March 31, 2010. Our profit for the year increased by RMB49.8 million, or 82.4%, from RMB60.4 million in the fiscal year ended March 31, 2009 to RMB110.2 million ($16.3 million) in the fiscal year ended March 31, 2010.

Year Ended March 31, 2009 Compared to Year Ended March 31, 2008

Revenue.  Our total revenue increased by 29.6% from RMB153.6 million in the fiscal year ended March 31, 2008 to RMB199.0 million in the fiscal year ended March 31, 2009. The increase in sales of our produce was attributable to the increase in our revenue-per-mu from RMB9,611 per mu (RMB144,171 per hectare) for the fiscal year ended March 31, 2008 to RMB11,167 per mu (RMB167,507 per hectare) for the fiscal year ended March 31, 2009, which was slightly offset by a decrease in our arable land acreage from 17,103 mu (1,140 hectares) as of March 31, 2008 to 16,525 mu (1,102 hectares) as of March 31, 2009.

The increase in our revenue-per-mu was primarily attributable to (1) an increase in our production yield per mu from 3.6 tonnes in the fiscal year ended March 31, 2008 to 3.9 tonnes in the fiscal year ended March 31, 2009, which was in turn attributable to an increase in our greenhouse area as a percentage of our total arable land from 15.6% as of March 31, 2008 to 18.9% as of March 31, 2009 as well as changes in our product mix and our improved horticultural know-how, and (2) an increase in the average selling prices of our produce from RMB2,680 per tonne in the fiscal year ended March 31, 2008 to RMB2,866 per tonne in the fiscal year ended March 31, 2009.

Cost of Inventories Sold.  Our cost of inventories sold increased by RMB45.1 million, or 34.9%, from RMB129.2 million in the fiscal year ended March 31, 2008 to RMB174.3 million in the fiscal year ended March 31, 2009.

Cost of inventories sold before biological assets fair value adjustment increased by RMB12.1 million, or 19.0%, from RMB63.6 million in the fiscal year ended March 31, 2008 to RMB75.7 million in the fiscal year ended March 31, 2009. Cost of inventories sold before biological asset fair value adjustment as a percentage of our revenue decreased to 38.0% in the fiscal year ended March 31, 2009 from 41.4% in the fiscal year ended March 31, 2008. The increase in our cost of inventories sold before biological asset fair value adjustment was primarily due to (1) an RMB5.1 million increase in costs of material consumed in our production, including seeds, fertilizers, pesticides and other consumable materials, as our production scale and output increased, (2) an RMB5.3 million increase in farmland manufacturing expenses as we built more greenhouses and expanded our production bases, and (3) an RMB1.7 million increase in direct labor costs related to cultivation activities.

Changes in Fair Value Less Costs to Sell of Biological Assets and Net Impact of Biological Asset Fair Value Adjustment.  Changes in fair value less costs to sell of biological assets increased by RMB27.1 million, or 38.6%, from RMB70.2 million in the fiscal year ended March 31, 2008 to RMB97.3 million in the fiscal year ended March 31, 2009.

The net impact of biological fair value adjustment for the year ended March 31, 2009 was negative RMB1.3 million, a loss. This was primarily because the unharvested crops as of March 31, 2008 consisted of more high-value varieties than those as of March 31, 2009.

In comparison, the net impact of biological fair value adjustment for the year ended March 31, 2008 was RMB4.6 million, a gain. This was primarily because the unharvested crops as of March 31, 2008 consisted of more high value varieties than those as of March 31, 2007.

Packing Expenses.  Our packing expenses increased by 8.3% from RMB14.4 million in the fiscal year ended March 31, 2008 to RMB15.6 million in the fiscal year ended March 31, 2009, as a result of an RMB325,000 increase in expenses incurred in connection with packaging materials consumed, which was in line with the increase in our sales.

Land Preparation Costs.  Our land preparation costs increased by RMB3.5 million, or 55.2% from RMB6.3 million in the fiscal year ended March 31, 2008 to RMB9.8 million in the fiscal year ended March 31, 2009. This increase was primarily due to an increase of RMB2.4 million in loss resulting from land required to lay fallow.

Other Income.  Our other income increased from RMB60,000 in the fiscal year ended March 31, 2008 to RMB1.2 million in the fiscal year ended March 31, 2009. This increase was primarily due to the fact that other income in the fiscal year ended March 31, 2009 was derived primarily from a gain on the disposal of certain subsidiaries for the amount of RMB1.1 million.

Research and Development Expenses.  Our research and development expenses decreased by 19.7% from RMB7.3 million in the fiscal year ended March 31, 2008 to RMB5.9 million in the fiscal year ended March 31, 2009, primarily due to a decrease of RMB1.2 million in the expense for our research and development projects to grow tomatoes in southern China.

Selling and Distribution Expenses.  Our selling and distribution expenses increased by 35.0% from RMB7.5 million in the fiscal year ended March 31, 2008 to RMB10.1 million in the fiscal year ended March 31, 2009. This increase was primarily due to (1) an increase of RMB1.4 million in concessionaire fees paid to the supermarkets as result of our increased sales in these supermarkets, and (2) an increase of RMB1.1 million in salaries and welfare expenses paid to our sales and marketing personnel, most of which was due to the increase in salaries paid to sales personnel in the Hong Kong supermarkets.

Administrative Expenses.  Our administrative expenses increased by 4.7% from RMB17.1 million in the fiscal year ended March 31, 2008 to RMB17.9 million in the fiscal year ended March 31, 2009. This increase was primarily due to (1) an increase of RMB1.7 million in salaries and welfare expenses paid to employees and staff as we hired more management personnel, increased salaries paid to our existing employees and improved their welfare benefits, (2) an increase of RMB675,000 in legal and professional fee primarily incurred in connection with our private placement and this offering, and (3) an increase of RMB256,000 in social and entertainment expenses as we expand our marketing and sales efforts to introduce our products into new markets in China and Hong Kong. This was partially offset by a decrease of RMB2.0 million in equity settled share-based payment, primarily because expenses related to options granted under the 2007 share option scheme recognized in the fiscal year ended March 31, 2008 were more than those recognized in the fiscal year ended March 31, 2009 under the reporting requirement of IFRS2 Share-Based Payment.

Other Expenses.  Our other expenses increased from RMB1.2 million in the fiscal year ended March 31, 2008 to RMB4.0 million in the fiscal year ended March 31, 2009. This increase was primarily due to an increase of RMB1.7 million in expenses associated with natural disaster losses for crops on exposed lands, from RMB257,000 in the fiscal year ended March 31, 2008 to RMB2 million in the fiscal year ended March 31, 2009, due to an increase in damages caused by natural disasters.

Results of Operating Activities.  As a result of the foregoing, our results of operating activities increased by 47.0% from RMB40.9 million in the fiscal year ended March 31, 2008 to RMB60.1 million in the fiscal year ended March 31, 2009.

Net Finance Income/(Cost).  Our net finance income increased by 165.0% from RMB206,000 in the fiscal year ended March 31, 2008 to RMB546,000 in the fiscal year ended March 31, 2009, primarily due to (1) an RMB297,000 increase in our finance income, primarily due to a net foreign exchange gain of RMB356,000 in the fiscal year ended March 31, 2009, when we disposed of three of our subsidiaries and released our foreign exchange reserve for these subsidiaries, and (2) an RMB43,000 decrease in our finance cost, primarily due to net foreign exchange loss incurred in the fiscal year ended March 31, 2008.

Income Tax Expense.  Our income tax expense decreased by 92.4% from RMB2.6 million in the fiscal year ended March 31, 2008 to RMB200,000 in the fiscal year ended March 31, 2009. This decrease was primarily due to the fact that Land V. Limited (Liaoyang) and Land V. Ltd (Fujian) paid enterprise income tax at a reduced rate in the fiscal year ended March 31, 2008 while all our PRC subsidiaries were exempt from enterprise income tax of 13.5% in the fiscal year ended March 31, 2009.

Profit for the Year.  As a result of the foregoing, our adjusted profit for the year (profit for the year before the net impact of biological asset fair value adjustment) increased by RMB27.9 million, or 82.4%, from RMB33.8 million in the fiscal year ended March 31, 2008 to RMB61.7 million in the fiscal year ended March 31, 2009. Our profit for the year increased by RMB22.0 million, or 57.3%, from RMB38.4 million in the fiscal year ended March 31, 2008 to RMB60.4 million in the fiscal year ended March 31, 2009.

Liquidity and Capital Resources

We have financed our business primarily through cash generated from our operations, sale of preferred shares and borrowings from commercial banks. See “Related Party Transactions — Private Placements.” Our cash consists of cash on hand and cash at banks which are unrestricted as to withdrawal or use, and which have maturities of three months or less that are placed with banks. As of June 30, 2010, we had RMB179.3 million ($26.4 million) in cash. We generally deposit our excess cash in interest bearing bank accounts.

As of June 30, 2010, we had an RMB81.7 million ($12.0 million) outstanding long-term bank loan bearing an interest rate of approximately 12% per annum, which was drawn down under a loan agreement that we entered into with DEG — Deutsche Investitions — Und Entwicklungsgesellschaft mbH, or DEG, for a principal amount of RMB122.1 million ($18.0 million) on November 10, 2009. The loan is repayable in equal semi-annual installments of approximately RMB15.5 million ($2.3 million) from May 15, 2013 to November 15, 2016. The loan bears a floating interest rate at the aggregate of six months USD LIBOR plus 12% per year from the date of the first disbursement of the loan to the interest conversion date, which is defined as (i) the date on which the loan principal is fully disbursed or (ii) if the loan has not been fully disbursed by June 30, 2010, the date on which DEG suspends or terminates our right to draw down on the undrawn portion of the loan principal. From the interest conversion date to May 14, 2013, the loan bears a fixed interest rate at the aggregate of a base rate to be determined plus 12% per year. From May 15, 2013 to November 14, 2016, the loan bears a floating interest rate at the aggregate of six months USD LIBOR plus 12% per year. Mr. Shing Yung Ma provided a share retention letter to the effect that Grow Grand Limited, his wholly owned entity, will not sell, transfer or encumber our shares which would cause his or Grow Grand

Limited’s shareholding in China Linong to fall below 637,213 shares, namely, 36.33% of its shares issued, without DEG’s consent.

DEG has a conversion right under our loan agreement. If we engage in equity financing by offering our ordinary or preferred shares prior to our initial public offering, DEG has the right to subscribe to these shares up to an aggregate amount of $5.0 million, including converting any outstanding loan amounts extended by DEG to us. The subscription will bear the same price and be on the same payment terms as the other subscribers in the offering. The conversion of the amount outstanding under the loan will be deemed as a repayment and therefore reduce the repayment installments under the loan agreement. DEG’s conversion right will terminate immediately upon the completion of this offering. As the total consideration to be paid by us either in cash or in shares has a fair value of $5.0 million, this conversion right is not separately accounted for but is taken into consideration in accounting for the $5.0 million loan principal and the related conversion right as a whole as a financial liability based on the loan principal amount outstanding.

If the loan has been repaid in full prior to a pre-IPO financing, DEG has the right, but not the obligation, to subscribe for new ordinary or preferred shares at the same price and on the same payment terms as other subscribers in such pre-IPO financing up to an aggregate amount of $5.0 million. This subscription right after the repayment of the loan is not considered to meet the definition of a derivative as the exercise price is at the fair value for the shares and does not depend on an underlying variable. As a result, we have not recognized this option in the financial statements.

Under the loan agreement with DEG, we are required to pay a commitment fee on the undisbursed loan amounts calculated at the rate of 0.5% annually from November 10, 2009 to June 30, 2010. The commitment fee accrues daily and is calculated on the basis of 360 days in a year. In addition, we are required to pay a front-end fee of $216,000, of which $75,000 was paid prior to the signing of the loan agreement and the remaining $151,000 was paid within 30 days from the date of the loan agreement, before the first disbursement of the loan.

Key covenants included in the loan agreement with DEG are as follows:

•	we will maintain at all times on a consolidated basis (i) a debt/EBITDA (earnings before interest, taxes, depreciation and amortization) ratio not exceeding 2.0, (ii) a debt/equity ratio not exceeding 1.5 and (iii) a current ratio not less than 1.5;

•	without DEG’s consent, we will not make any dividend or other capital distribution or similar payment which would have a material adverse effect on our ability to repay the loan;

•	without DEG’s consent, we will not amend our constitutional documents in a way inconsistent with the loan agreement, or sell, transfer or otherwise dispose of significant components of our fixed assets;

•	without DEG’s consent, we will not enter into any partnership or profit sharing where our income is shared with any other person (except for our shareholders and option holders);

•	the loan will be applied exclusively to fund the development of farmland and the construction of greenhouses, irrigation systems and agricultural facilities in the PRC;

•	our PRC subsidiaries will comply with a corrective plan defining actions, budgets and a timeframe to remediate all known non-compliance with respect to environmental and social matters and comply with the International Finance Corporation General Environmental Health and Safety Guidelines; and

•	our PRC subsidiaries will develop and implement a supervision and grievance mechanism related to land lease issues and their relationships with adjacent communities and will appoint a senior management member responsible for environmental and social issues.

We have complied with and intend to continue to comply with these covenants under our loan agreement with DEG.

As of June 30, 2010, we also drew down an RMB6.0 million outstanding short-term bank loan bearing an interest rate of 6.2658% per annum under a loan agreement that we entered into with Bank of China, Zhangzhou Branch for the amount of RMB6.0 million. This loan is repayable on April 27, 2011.

We believe that our current levels of cash and cash flows from operations and bank borrowings, combined with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 24 months. However, we may need additional cash resources in the future if we experience changed business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If we ever determine that our cash requirements exceed our amounts of cash and cash equivalents on hand, we may seek to issue debt or equity securities or obtain additional credit facility. Any issuance of equity securities could cause dilution for our shareholders. Any incurrence of indebtedness could increase our debt service obligations and cause us to be subject to restrictive operating and finance covenants. It is possible that, when we need additional cash resources, financing will only be available to us in amounts or on terms that would not be acceptable to us or financing will not be available at all.

The following table sets forth a summary of our cash flows for the periods indicated:

	Year Ended March 31,				Three Months Ended June 30,
	2008	2009	2010		2009	2010
	RMB	RMB	RMB	$	RMB	RMB	$
	(In thousands)

Net cash generated from operating activities	64,413	50,920	117,601	17,341	13,780	44,788	6,604
Net cash used in investing activities	(88,573)	(135,890)	(160,365)	(23,647)	(28,035)	(56,765)	(8,371)
Net cash generated from financing activities	52,606	108,771	74,234	10,947	—	52,518	7,744
Net increase/(decrease) in cash	28,446	23,801	31,470	4,641	(14,255)	40,541	5,977
Cash at beginning of the period	58,075	85,360	107,939	15,917	107,939	139,207	20,527
Cash at end of the period	85,360	107,939	139,207	20,527	93,648	179,268	26,435

Operating Activities

Net cash generated from operating activities increased to RMB44.8 million ($6.6 million) in the three months ended June 30, 2010 from RMB13.8 million in the three months ended June 30, 2009. Our growing business generated substantial net cash inflow as we increased revenue by RMB29.5 million from RMB53.8 million in the three months ended June 30, 2009 to RMB83.3 million ($12.3 million) in the three months ended June 30, 2010, and as a result, our cash inflow increased by RMB40.2 million from RMB43.7 million in the three months ended June 30, 2009 to RMB83.9 million ($12.4 million) in the three months ended June 30, 2010. However, our cash paid for cost of revenue and operating expenses also increased by RMB9.2 million from RMB29.9 million in the three months ended June 30, 2009 to RMB39.1 million ($5.8 million) in the three months ended June 30, 2010.

Net cash generated from operating activities increased to RMB117.6 million ($17.3 million) in the fiscal year ended March 31, 2010 from RMB50.9 million in the fiscal year ended March 31, 2009. Although our growing business generated substantial net cash inflow as we increased revenue by RMB81.5 million from RMB199.0 million in the fiscal year ended March 31, 2009 to RMB280.5 million ($41.4 million) in the fiscal year ended March 31, 2010, the cash paid for cost of revenue and operating expenses also increased by RMB21.3 million from RMB133.3 million to RMB154.6 million ($22.8 million).

Net cash generated from operating activities decreased to RMB50.9 million in the fiscal year ended March 31, 2009 from RMB64.4 million in the fiscal year ended March 31, 2008. Although our growing business generated an RMB45.4 million increase in revenue from RMB153.6 million in the fiscal year ended

March 31, 2008 to RMB199.0 million in the fiscal year ended March 31, 2009, the cash paid for cost of revenue and operating expenses increased by RMB49.2 million from RMB83.9 million to RMB133.3 million.

Investing Activities

Net cash used in investing activities in the three months ended June 30, 2010 was RMB56.8 million ($8.4 million), due primarily to cash outflows for (1) payment for construction-in-progress of RMB55.2 million ($8.1 million), (2) payment for the purchase of property, plant and equipment of RMB1.9 million ($274,000) in connection with our operation expansion, and (3) plantation of non-current biological assets of RMB430,000 ($63,000). These cash outflows were partially offset by our receipt of proceeds of RMB653,000 ($96,000) from disposal of property, plant and equipment. Our payment of RMB55.2 million ($8.1 million) for the construction-in-progress primarily included (i) approximately RMB36.6 million ($5.4 million) for the construction of our greenhouses and (ii) approximately RMB17.3 million ($2.6 million) for the development of other farm infrastructure, such as land leveling and land quality improvement. The total cost of these construction and development is estimated to be approximately RMB106.9 million ($15.8 million) and we expect that most of the construction and development will be completed by October 2010. We expect that the construction of additional greenhouses and the development of farm infrastructure will allow us to grow vegetables of higher quality and production yield, which will in turn generate revenues to support our business growth. Our payment of RMB1.9 million ($274,000) for the purchase of property, plant and equipment primarily included RMB792,000 ($117,000) for the purchase of seedling trays and other tools and RMB851,000 ($125,000) for the purchase of vehicles in connection with our business expansion.

Net cash used in investing activities in the fiscal year ended March 31, 2010 was RMB160.4 million ($23.6 million), due primarily to the cash outflows for (1) payment for construction in progress of RMB161.4 million ($23.8 million), which consisted primarily of the payment for (a) the construction of greenhouses in the amount of RMB63.3 million ($9.3 million), (b) the construction of processing and warehousing facilities in the amount of RMB4.8 million ($708,000) and (c) land improvement, irrigation system and other infrastructure in the amount of RMB88.0 million ($13.0 million), (2) payment for the purchase of property, plant and equipment of RMB6.1 million ($900,000) in connection with our operation expansion, of which RMB4.0 million ($590,000) was expended to purchase seedling tray and other tools used in production and operations, and (3) plantation of non-current biological assets of RMB624,000 ($92,000). These cash outflows were partially offset by our receipt of proceeds of RMB7.7 million ($1.1 million) from disposal of property, plant and equipment.

Net cash used in investing activities in the fiscal year ended March 31, 2009 was RMB135.9 million, due primarily to the cash outflows for (1) payment for construction in progress of RMB124.4 million such as greenhouse construction, which consisted primarily of the payment for (a) the construction of greenhouses in the amount of RMB68.0 million, (b) the construction of processing and warehousing facilities in the amount of RMB8.5 million and (c) land improvement, irrigation system and other infrastructure in the amount of RMB34.0 million, (2) payment for the purchase of property, plant and equipment of RMB10.7 million, of which RMB9.3 million was expended to purchase seedling tray and other tools used in production and operations, (3) payment for lease prepayments of RMB1.5 million, and (4) plantation of non-current biological assets of RMB843,000. These cash outflows were partially offset by our receipt of proceeds of RMB1.3 million from disposal of property, plant and equipment.

Net cash used in investing activities in the fiscal year ended March 31, 2008 was RMB88.6 million, due primarily to the cash outflows for (1) payment for construction in progress of RMB87.5 million in connection with our construction and improvement of greenhouses, irrigation systems, storage facilities and dormitories, as well as land improvement, and (2) payment for the purchase of property, plant and equipment of RMB2.3 million. These cash outflows were partially offset by our receipt of proceeds of RMB1.0 million from disposal of property, plant and equipment.

Financing Activities

Net cash generated from financing activities in the three month ended March 31, 2010 was RMB52.5 million ($7.7 million), primarily due to bank loans of RMB53.6 million ($7.9 million), which was partly offset by payment of interest of RMB1.1 million ($164,000).

Net cash generated from financing activities in the fiscal year ended March 31, 2010 was RMB74.2 million ($10.9 million), primarily due to (1) the net proceeds of RMB40.7 million ($6.0 million) from the issuance of preferred shares, (2) a bank loan of RMB34.3 million ($5.1 million), and (3) the proceeds of loan from the municipal government of RMB410,000 ($60,000). These cash outflows were partly offset by payment of interest of RMB1.1 million ($166,000).

Net cash generated from financing activities in the fiscal year ended March 31, 2009 was RMB108.8 million, primarily due to (1) the net proceeds of RMB122.2 million from the issuance of preferred shares, which was recorded as other receivables in the fiscal year ended March 31, 2008 as we received the wire transfer of the proceeds several days after the originally scheduled closing date, and (2) the proceeds of loan from the municipal government of RM1.0 million. These cash inflows were partially offset by the repayment of RMB14.5 million to a director.

Net cash generated from financing activities in the fiscal year ended March 31, 2008 was RMB52.6 million, primarily due to (1) the RMB46.9 million net proceeds from the issuance of preferred shares, and (2) the advance from a director of RMB5.7 million.

Capital Expenditures

We had capital expenditures of RMB90.3 million, RMB137.9 million and RMB169.9 million ($25.1 million) in the fiscal years ended March 31, 2008, 2009 and 2010, respectively. We expect to incur RMB240.1 million for capital expenditures in the fiscal year ending March 31, 2011. Our capital expenditures were primarily related to land improvement and farmland infrastructure development on our cultivation bases. Our capital expenditures have been primarily funded by cash generated from our operations, sale of preferred shares and borrowings from commercial banks. We expect to fund these capital expenditures by cash generated from operating and financing activities, including the net proceeds from this offering.

Contractual Obligations

The following table sets forth our contractual obligations as of June 30, 2010.

	Payment Due by Period
		Less than	1-3	3-5	More than
Contractual Obligations	Total	1 Year	Years	Years	5 Years
		(RMB in thousands)

Long-term debt obligations (including interest)	121,486	10,029	35,136	70,981	5,340
Operating lease obligations	109,730	8,309	17,212	15,510	68,698
Purchase obligations	43,527	43,527	—	—	—

Total	274,743	61,865	52,348	86,491	74,038

Our operating lease obligations consisted of our obligations under lease agreements with lessors of our farmland. Our purchase obligations relate to construction contracts in respect of shelters, infrastructures and irrigation systems that we entered with respective sub-contractors.

Off-Balance Sheet Commitments and Arrangements

Other than certain of the operating and capital lease obligations set forth in the table above, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our combined financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, inflation as measured by the change of consumer price index in China was 4.8%, 5.9% and -0.7% in 2007, 2008 and 2009, respectively, and 2.6% in the six months ended June 30, 2010. Although we have not in the past been materially affected by any such inflation since our inception, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as personnel expenses, farmland leasing expenses, travel expenses and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposures to higher inflation in China.

Quantitative and Qualitative Disclosure about Market Risk

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest rates for our outstanding borrowings and the interest income generated by excess cash invested in liquid investments with original maturities of three months or less. Such interest-earning instruments carry a degree of interest rate risk. As of June 30, 2010, we had an RMB81.7 million ($12.0 million) outstanding long-term bank loan bearing an interest rate of 12.7% per annum, which was drawn down under a loan agreement that we entered into with DEG. The loan bears a fixed interest rate of DEG base rate plus 12% per annum from the date when the loan was disbursed to May 14, 2013. From May 15, 2013 to November 14, 2014, the loan bears a floating interest rate equal to the six month U.S. dollar LIBOR plus 12% per year. We have not used any derivative financial instruments to manage our interest risk exposure. We have not been exposed to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Foreign Exchange Risk

The functional currency of our PRC subsidiaries is RMB, while the functional currency of our company and our subsidiaries outside of mainland China are U.S. dollars and Hong Kong dollars. We have adopted RMB as our presentation currency. Our exposure to foreign exchange risk primarily relates to cash and cash equivalents denominated in U.S. dollars as a result of our past issuance of preferred shares through private placements, as well as intra-group purchases by the our subsidiaries outside of mainland China that are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. Although in general, our exposure to foreign exchange risks should be limited, the value of your investment in our ADSs will be affected by the foreign exchange rate between U.S. dollars and RMB because the value of our business is effectively denominated in RMB, while the ADSs will be traded in U.S. dollars.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. Historically, the conversion of RMB into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar. Under the new policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy resulted in an approximately 20% appreciation of the RMB against the U.S. dollar over the next three years. From July 2008 to June 2010, however, the RMB traded stably within a narrow range against the U.S. dollar. In June 2010, the PRC government indicated that it would make the foreign exchange rate of the Renminbi more flexible, which increases the possibility of large fluctuations of Renminbi’s value in the near future and the unpredictability associated with Renminbi’s exchange rate. There remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the RMB against the U.S. dollar. To the extent that we need to convert U.S. dollars we receive from this offering into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. We have not used any forward contracts or currency borrowings to hedge our exposure to foreign currency exchange risk.

The following table indicates the instantaneous change in our profit after tax that would arise if foreign exchange rates to which we have significant exposure at the balance sheet date had changed at that date, assuming all other risk variables remained constant. In this respect, we assume that the pegged rate between the Hong Kong dollars and the U.S. dollars would be materially unaffected by any changes in movement in value of the U.S. dollars against other currencies.

	Fiscal Year Ended March 31,
	2008		2009		2010
	Increase/		Increase/		Increase/
	(Decrease)	Increase/	(Decrease)	Increase/	(Decrease)	Increase/
	in Foreign	(Decrease)	in Foreign	(Decrease)	in Foreign	(Decrease)
	Exchange	in Profit	Exchange	in Profit	Exchange	in Profit
	Rates	After Tax	Rates	After Tax	Rates	After Tax
		’000		’000		’000

Renminbi(1)	5%	—	5%	653	5%	2,128
	(5)%	—	(5)%	(653)	(5)%	(2,128)
Hong Kong Dollars(2)	5%	(406)	5%	(397)	5%	(948)
	(5)%	406	(5)%	397	(5)%	948
U.S. Dollars(2)	5%	(188)	5%	(184)	5%	865
	(5)%	188	(5)%	184	(5)%	(865)

(1)	Arising from subsidiaries outside the PRC-mainland whose functional currency is Hong Kong dollars.

(2)	Arising from our subsidiaries whose functional currency is RMB.

Results of the analysis as presented in the above table represent an aggregation of the effects on each of our group entities’ profit or loss after tax measured in the respective functional currencies, translated into RMB at the exchange rate ruling at the balance sheet date for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments we held which expose us to foreign currency risk at the balance sheet date, including inter-company payables and receivables within us which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of operations outside the mainland into our presentation currency. The analysis is performed on the same basis for all the years presented.

Credit Risk

Our credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis. Customers are either required to settle in cash on delivery or granted with credit term. Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer. Trade receivables are generally due within 5 to 60 days from the date of delivery. Debtors with balances that are overdue are requested to settle all outstanding balances before any further credit is granted. Normally, we do not obtain collateral from customers. Our exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk but to a lesser extent. As of March 31, 2010, we had certain concentrations of credit risk as 8.0% and 15.1% of the total trade and other receivables were due from the largest customer and the five largest customers, respectively. The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. We do not provide any guarantee which would expose us to credit risk.

Recent Accounting Pronouncements

The following standards, amendments and interpretations to existing standards are not yet effective and have not been adopted by us:

•	Revised IAS 24, “Related Party Disclosures,” effective for periods beginning on or after January 1, 2011.

•	IFRIC 19, “Extinguishing Financial Liabilities with Equity Investments,” effective for periods beginning on or after July 1, 2010.

•	IFRS 9, Financial instruments effective for periods beginning on or after January 1, 2013.

We are assessing the impact of these new standards, amendments and new interpretations to existing standards on our combined financial statements.

OUR CORPORATE STRUCTURE

Group Structure

The following diagram illustrates our shareholding and corporate operating structure as of the date of this prospectus:

*	We are in the process of liquidating this entity.

History and Development

Mr. Shing Yung Ma, our chairman and chief executive officer, founded a broccoli farming business in March 2004. In April 2004, Mr. Ma began to corporatize this business by injecting it into Land V. Limited (Hong Kong), a Hong Kong holding company. By the end of July 2004, Land V. Limited (Hong Kong) had established three wholly owned PRC subsidiaries to take over the operation of Mr. Ma’s broccoli farming business.

On April 25, 2005, Mr. Ma became the sole shareholder of Land V. Group Limited, a then newly incorporated British Virgin Islands company. At same time, our product offering was expanded from broccoli to a variety of fresh vegetables. Between October 2005 and March 2006, Land V. Group Limited and Land V. Limited (Hong Kong) together went through a reorganization and as a result, Land V. Limited (Hong Kong) became a wholly owned subsidiary of Land V. Group Limited. After this reorganization, Mr. Ma owned 58.4% of the equity interest in Land V. Group Limited and several angel investors in aggregate held the remaining 41.6% equity interest. On March 24, 2006, China Linong was incorporated in the British Virgin Islands to facilitate investment into our group and became the holding company of Land V. Group Limited through a share exchange. Since 2006, venture capital and private equity investors Sequoia, SIG and Walden started to invest in us by subscribing for preferred shares of China Linong.

In preparation of this offering, we incorporated Le Gaga Holdings Limited in the Cayman Islands as an exempted limited liability company on May 6, 2010 as our proposed listing vehicle. Le Gaga Holdings Limited became the 100% holding company of China Linong on July 16, 2010 when all of the ordinary shareholders and preferred shareholders of China Linong exchanged their shares in China Linong for shares of Le Gaga Holdings Limited on a pro rata basis. There was no change in the economic substance of our business or the shareholders’ equity interests before and after the share exchange. Each of our preferred shares will automatically convert into one ordinary share immediately upon the closing of this offering.

INDUSTRY

We have commissioned Frost & Sullivan to provide an independent overview of the vegetables industry in China for the purpose of inclusion into this prospectus. All market information and data presented in this section have been provided by Frost & Sullivan except as otherwise indicated. Frost & Sullivan’s methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and may not necessarily reflect a comprehensive set of similar transactions occurring in the fresh vegetables industry as reported in other sources.

Overview of the Farming Industry in China

Agriculture is a very important industry in China, contributing 18.1% of China’s GDP in 2009. According to Frost & Sullivan, farming is the largest component of the agriculture industry, contributing 47.7% of the sector output. For the past several decades, farming in China remained a highly fragmented industry for several reasons: first, elements of production, such as arable land and water, were dispersed; second, production was primarily based on individual farmers who had limited arable land, production resources and agricultural technology; third, methods of sales and marketing were relatively unsophisticated; and finally, the lack of economies of scale in agricultural production and distribution resulted in lower production efficiency compared to other nations. However, in recent years, the Chinese government has placed a strong focus on the construction of farming infrastructure, including irrigation, energy supply, transportation and horticultural development, in support of the development of the farming industry in China.

The farming industry in China includes the farming of vegetables, grain, fruit, tea, cotton and other crops. The following graph sets forth the total output of farming compared to the total output of other agriculture industry sectors for the periods indicated.

Source: Historical data from National Bureau of Statistics, China; projected data from Frost & Sullivan

Chinese Vegetable Farming Industry

China is the largest producer of vegetables by volume globally. In 2009, China vegetable production reached RMB875.8 billion and this amount is expected to increase to RMB1,286.5 billion in 2014. The chart below sets forth the total vegetable production volume in China for the periods indicated:

Source: Frost & Sullivan

China’s large vegetable production output is due to the availability of arable lands and the Chinese society’s traditional emphasis on farming and a largely vegetable-based diet. China has approximately 87.5 million individual vegetable farmers and 12,500 vegetable production companies that employ 2.7 million people. The value of China’s vegetable farming industry output has grown from RMB505 billion in 2005 to RMB876 billion in 2009, representing a CAGR of 14.8%. The value of vegetable farming output is expected to grow at a CAGR of 8.0% from 2009 to 2014. Vegetable production output as a proportion of total farming output has significantly increased in recent years, growing from 30.3% of total farming output in 2009 to projected 35.2% by 2014. The chart below sets forth the percentages of vegetable production output in the Chinese agriculture industry and in farming in 2009.

Source: Food and Agriculture Organization Statistics Database; Frost & Sullivan

Characteristics of Vegetable Farming Industry in China

Low production yield

Despite China’s leading position in total vegetable production, its vegetable farming productivity is relatively low comparing with other countries. The top three countries in terms of vegetable production yield are Iceland, Kuwait and the United Arab Emirates. These countries are characterized by relatively high utilization of greenhouses for production of vegetables. The United Arab Emirates and Kuwait have desert climates and utilize greenhouses to conserve water and lower ambient temperature. Iceland has limited arable land and uses greenhouses to boost production by warming temperatures.

Highly fragmented with low levels of industrialization

Historically, the vegetable farming industry in China has been highly fragmented and production has been predominantly carried out by individual farmers and small scale vegetable production companies. In 2009, approximately 12,500 vegetable production companies and around 87.5 million individual vegetable farmers engaged in vegetable production in China. The individual farmers and small scale vegetable production companies lack advanced horticultural know-how, efficient utilization of land and agriculture facilities and large-scale sales and distribution capabilities. However, China’s vegetable farming industry is becoming more industrialized. In recent years, more companies in the farming industry have begun to operate on a large scale. Farming companies gain economies of scale by accumulating arable land through leasing large parcels of land from individual farmers or local governments. Farming companies, compared to individual farmers, invest in more advanced farming facilities and technologies, use better seeds and fertilizers, and apply advanced horticultural know-how. These additional improvements allow farming companies manage to mitigate the effect of adverse weather conditions, obtain pricing premiums on superior quality and off-season produce, and achieve higher production yields and larger output. Economies of scale allow these farming companies to develop extensive sales, distribution and marketing networks in order to raise brand recognition and satisfy customers’ demand for large volume supplies. Economies of scale also allow them to achieve cost-efficiency in raw material procurement and human resource expenses. Many individual farmers now lease their land to and work for these companies.

Increasing vegetable prices

Over the past four years, vegetable prices have steadily risen in China due to reduced availability of arable land, growing population, adverse weather conditions, raw materials price increase and growing demand. These trends are expected to continue and as a result, vegetable prices are expected to continue increasing. The following graph sets forth the historical and forecast vegetable prices for the periods indicated.

Source: Frost & Sullivan

Produce prices vary depending on the type of vegetable and the reputation of producers, whose brand name and method of distribution has a direct effect of the perceived quality of the produce. Recognized brand produce with higher quality generates a premium price, so does off-season produce. In terms of distribution channels, retailers in open markets generally pay higher prices than wholesalers do, while large-scale institutional buyers and supermarkets are able to purchase produce at a lower price in large quantity.

Increasing demand for arable land

Arable land in China is becoming increasingly scarce due to increasing demand from agriculture and other industries. The PRC property laws and land use regulations also present a significant barrier for companies to accumulate arable land. Under the PRC property law, most farmland and forestland are collectively owned by the farmers. The rights to farm the land, or operation rights, are contracted to individual farmers. Vegetable production companies lease land from individual farmers or local villagers’ committees who lease the land on the farmers’ behalf. The accumulation of arable land is crucial both in terms of production capability and customers’ perception of these companies’ ability to satisfy increasing demand. Companies that achieve economies of scale often have greater access to capital, which in turns facilitates arable land accumulation.

Robust vegetable consumption

Since China has the largest population in the world and vegetables are indispensable ingredients in the Chinese cuisine, China has consistently high vegetable consumption. The graph below sets forth vegetable consumption volumes in China from 2005 to 2009.

Source: Frost & Sullivan

Overview of Selected Vegetable Markets

The following provides an overview of the markets in which we primarily operate.

Hong Kong

The vegetable market in Hong Kong has grown rapidly in recent years. In 2005, Hong Kong consumed approximately 548,700 tonnes of vegetables. In 2009, that number grew to approximately 663,300 tonnes, representing a CAGR of 4.9%. A greater disposable income and increased demand for rare or off-season vegetables raises vegetable prices in Hong Kong. Additionally, vegetable consumption is heavily dependent on supply from mainland China. In 2009, approximately 91.0% of vegetables consumed in Hong Kong were imported from mainland China.

Fujian and Guangdong Provinces

Fujian and Guangdong are coastal provinces with large cities. Consumers in these provinces are generally affluent and discerning, and thus pay higher prices for high quality vegetables. From 2005 through 2009, demand and supply of vegetables in Fujian and Guangdong provinces were relatively flat. In 2009, these two provinces produced 40.6 million of vegetables and consumed 14.1 million of vegetables.

Yangtze River Delta

The Yangtze Delta is located in East China. It covers Zhejiang province, Jiangsu province and Shanghai city. The region has one of the fastest growing economies in China at present, with high growth potential. For the past five years, vegetable production in Yangtze Delta has moderately increased from 57.8 million tonnes to 60.4 million tonnes. Consumption volume has also seen stable gains, from 11.0 million tonnes to 12.7 million tonnes. This affluent and populous region is more discerning than most other regions in terms of vegetable quality and often demands out-of-season vegetables. These factors raise prices for high quality vegetables.

Vegetable Market Drivers in China

Increasing disposable income per capita in both rural and urban areas

China’s large population and its increasing level of disposable income are driving factors behind the growing demand for quality vegetables. From 2001 to 2009, China’s per capita annual disposable income in urban and rural households grew at CAGRs of 12.2% and 10.2%, respectively. Since 2000, the government has implemented a series of economic growth policies for rural China and this trend is expected to continue. Per capita annual disposable income of both urban and rural households is expected to grow at a 9.7% CAGR from 2009 to 2014.

Increasing nutritional awareness and need for a balanced diet

As disposable income per capita continues to increase in China, food consumption has expanded from mostly grain to a more diversified combination of meats, vegetables and fruits. The expanding affluent middle and upper classes demand quality vegetables as part of a balanced diet.

Favorable government policies and practices

Over the past years, the vegetable farming industry in China has benefited substantially from favorable policies implemented by the Chinese government. China’s Ministry of Finance has publicly indicated an intention to prioritize and continue to increase investment in agriculture and rural development.

Increasing adoption of greenhouses

The use of greenhouses significantly improves production yield and the quality of produce compared to open-field farming. In addition, it enables farmers to use cultivation methods that do not require soil during cultivation process such as water cultivation or soilless cultivation. The Chinese local governments recently sponsored individual farmers to build greenhouses. In 2008, the Chinese government invested approximately RMB8.05 billion in the development of vegetable facilities, most of which was dedicated to greenhouses.

Greenhouse Vegetable Production in China

Greenhouses create a microclimate that is conducive to crop growth and protect the crops from adverse weather conditions, such as typhoons and rain storms. Greenhouse farming is becoming a popular method of vegetable cultivation in China despite being capital intensive compared to open-air farming. Greenhouse farming also allows farmers to produce high-quality vegetables with a significantly increased production yield. Other advantages of using greenhouses include more efficient resource utilization and flexibility in sowing.

There are generally two types of greenhouses in China: bamboo greenhouses and steel greenhouses. Bamboo greenhouses have a bamboo skeleton. In general, they range in height from 1.5 to 1.8 meters and cover less than 0.1 hectare of land. The typical capital employed to build a bamboo greenhouse is RMB2,000 to RMB8,000 per hectare. Bamboo greenhouses are usually covered with a transparent plastic film to trap heat and sunlight. They are often used in Northern China in spring and fall when temperatures are highly variable and have a short useful life due to rudimentary construction.

A steel greenhouse has a galvanized steel structure.  In general, they are taller and cover more land than bamboo greenhouses. Their height ranges from 1.8 to 4.0 meters and they cover from 0.1 to 0.3 hectares of land. They are significantly more costly to build and can cost from RMB20,000 to RMB100,000 per hectare. Steel greenhouses have a stronger structure than their bamboo counterparts and accommodate more complex systems for climate management due to increased durability and a longer useful life. Large scale farming operations can often afford steel greenhouses where individual farmers cannot.

Greenhouse vegetable production in China increased significantly over the last few years from 154.6 million tonnes of vegetables produced in greenhouse in 2005 to 186.0 million tonnes in 2009, representing a CAGR of 4.7%, and is estimated to reach 276.0 million tonnes by 2014. Greenhouse vegetable production as percentage of total vegetable production increased from 27.4% in 2005 to 30.9% in 2009 and is expected to be 39.4% in 2014.

Competitive Landscape of the Greenhouse Vegetable Production Industry

Greenhouse vegetable production in China still remains a highly fragmented and intensively competitive market with various participants including individual farmers, state-owned agriculture companies and private vegetable production companies. In 2009, individual vegetable farmers cultivated approximately 3.6 million hectares of land covered by greenhouses, whereas vegetable companies cultivated approximately 350,000 hectares. The large area of greenhouse farm land cultivated by individual farmers compared to those by vegetable companies is due to the government’s encouragement and funding for individual greenhouse farmers in order to improve rural citizen’s welfare. Greenhouse vegetable production companies achieve significantly higher production yield due to their advanced facilities and economies of scale.

BUSINESS

Overview

We are one of the largest greenhouse vegetable producers in China as measured by the area of greenhouse coverage according to a report commissioned by us from Frost & Sullivan, an independent market research firm, and we believe we are one of the fastest growing major vegetable producers in China. We grow vegetables in open fields as well as by using greenhouses. As of June 30, 2010, our greenhouses covered approximately 20.9% of our total arable land. According to the Frost & Sullivan report, we have the highest greenhouse coverage ratio among major vegetable producers in China. We focus on applying advanced agricultural know-how to grow safe and consistently high-quality vegetables. We sell over 100 varieties of vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. Our customers include leading international hypermarket chain Walmart and the top three Hong Kong supermarket chains, Wellcome, ParknShop and Vanguard, each with stringent vendor qualification requirements. We have established and rely on a comprehensive database in planning each stage of the crop cultivation process, from seed selection to crop production to harvesting, taking into account customer preferences and market and meteorological conditions. Combining the use of our planning system, our advanced horticultural know-how and greenhouse cultivation, we have been able to better control crop cycles and harvest schedules to capture attractive market opportunities.

We operated 16 farms with an aggregate area of 18,850 mu (1,257 hectares) in the Chinese provinces of Fujian, Guangdong and Hebei as of June 30, 2010. Fourteen of our farms, with an aggregate area of 14,868 mu (991 hectares), are located in the provinces of Fujian and Guangdong near our target markets in southern China. These areas offer a favorable climate for year-around crop cultivation, which provides a stable and reliable supply of vegetables desired by many of our customers. We also operate two farms in Hebei province to produce vegetables that grow best in a cooler climate. By the end of the fiscal year ending March 31, 2011,we plan to add another 2,000 mu (133 hectares) of arable land in areas adjacent to our existing production bases in Fujian and Guangdong and increase our greenhouse land area by 2,600 mu (173 hectares) to approximately 6,500 mu (433 hectares).

We use greenhouses to grow vegetables in most of our Fujian and Guangdong farms. Our greenhouses are sturdy structures equipped with retractable walls to regulate temperature without the use of energy supply and temperature control systems. Greenhouses protect our crops from adverse weather conditions, such as typhoons and rainstorms, that are common in the summer in southern China. They also create a favorable microclimate that, together with our horticultural know-how, allows us to grow and sell high-priced vegetables of superior quality and uniform size, color and ripeness that are desired by consumers, as well as off-season vegetables during the winter, when supplies of these vegetables are limited and their prices are high, which enables us to avoid selling into a highly commoditized market. Compared to open-field farming, greenhouse cultivation improves our production yield, profit margins and return on our investment expenditures. Accordingly, our greenhouses have contributed to a significantly higher percentage of our revenues than would be suggested by their percentage coverage of our arable land.

Through years of research, development and production experience, we have accumulated proprietary horticultural know-how for each step of the crop cultivation process. We have formulated this know-how into standardized production processes for each type of vegetable we produce. Each process is broken down into simple steps to allow for uniform application of our horticultural know-how across all production bases, while minimizing the time for training farm workers. Each year we test grow more than 3,000 varieties of seeds supplied by domestic and international seed companies to identify new varieties with superior quality and production yield. We have established a research center and a plant tissue culture center in Fujian and devote significant resources to research and development. We also collaborate with domestic research institutions, universities and industry experts to develop cultivation techniques and improve production yield.

We have systematically gathered, collected and analyzed market information, seed information, meteorological information, as well as vegetable supply information in China. We have gathered a large volume of data on historical vegetable price movements and weather patterns in various regions of China, which helps us to plan crop cultivation and harvest. We are collaborating with Beijing IT to develop an advanced information management system and database to better organize and utilize our know-how.

In the fiscal years ended March 31, 2008, 2009 and 2010, our revenue was RMB153.6 million, RMB199.0 million and RMB280.5 million ($41.4 million), respectively, representing a CAGR of 35.1%. Our profit for the year increased from RMB38.4 million in the fiscal year ended March 31, 2008 to RMB60.4 million in the fiscal year ended March 31, 2009 and to RMB110.2 million ($16.3 million) in the fiscal year ended March 31, 2010, representing a CAGR of 69.4%. For the three months ended June 30, 2010, our revenue was RMB83.3 million ($12.3 million) and our profit was RMB23.5 million ($3.5 million), compared to revenue of RMB53.8 million and profit of RMB28.3 million for the three months ended June 30, 2009.

Competitive Strengths

We believe that the following strengths give us a competitive edge over our competitors:

Leading greenhouse vegetable producer in China

According to Frost & Sullivan, we are one of the largest greenhouse vegetable producers in China by the area of greenhouse coverage as of June 30, 2010 and have the highest greenhouse coverage ratio among vegetable producers in China. As of June 30, 2010, our greenhouses covered approximately 20.9% of our total arable land. Greenhouses protect our crops from adverse weather conditions, create an environment microclimate conducive to cultivating produce of superior quality and uniform size, color and ripeness, and improve production yield compared to traditional open-field farming. The capital-intensive nature of our large-scale greenhouse cultivation creates high barriers to entry for smaller agricultural companies or individual farmers seeking to replicate our operating model. Our large-scale operations also give us a competitive edge over smaller vegetable producers in attracting customers with large-volume requirements for consistently high-quality vegetables. In addition, the size of our operations allows us to achieve economies of scale in capital expenditure, centralized raw materials procurement and product distribution, sales and marketing.

Effective production planning and operations based on market intelligence

We have developed an effective and comprehensive database, comprising sales information, seed information, meteorological information, and vegetable production information in our target markets. We have accumulated a large volume of historical vegetable prices data in various regions of China, as well as information on weather patterns, which help us plan vegetable plantation and harvesting based on historical vegetable price movement patterns in our target markets. We have also acquired an in-depth understanding of customer requirements and consumer preferences in our target markets.

We formulate our annual production plans using information on the volume and price of the top ten vegetables sold in our target markets. We adjust our production schedule and crop selection based on market demands that are monitored and communicated daily to our headquarters by our sales and marketing teams stationed in each target market. Our market intelligence, combined with our proprietary horticultural know-how and our greenhouse cultivation, has enabled us to schedule and control crop plantation and harvest to capture attractive market opportunities. We believe this business model differentiates us from other vegetable producers. We respond to short-term price fluctuations by lengthening or shortening crop growth cycle and providing particular produce to the market when supplies of these produce are limited and the prices are generally higher.

Proprietary horticultural know-how applied in standardized production processes

We have accumulated valuable proprietary horticultural know-how through years of research, development and production experience. We have developed or adopted various vegetable cultivation techniques for each step of the cultivation process to improve soil productivity, enhance crop nutrient content, minimize crop diseases, pests and weeds and increase production yield. We have in-depth knowledge of the local environments where our farms are located, as well as the growth conditions of our crops, which we believe helps us to diversify crop varieties and improve production yield. For example, we believe we are one of the very few agricultural companies in southern China that can grow high-quality tomatoes successfully in large quantities despite the high acidity of soil in southern China.

We have formulated our horticultural know-how into a standardized production process that each of our farms follows on a daily basis with adjustments for local conditions. Our standardized production process improves our operational efficiency, enables us to replicate successful production systems in new farms and facilitates our rapid expansion. We break down the standardized production process into multiple simple steps that are easy to follow for farm workers with minimal training required, allowing us to hire farm workers from a wider labor pool.

Strategically located production bases

We select the site of our farms based on the size and the condition of our potential markets. We target regions and markets that have a strong demand for high-quality fresh vegetables. We locate our farms in southern China within 200 kilometers of a target market. The proximity of our farms to our target markets lowers transportation costs and related logistical costs for our customers and for us. It also shortens the shipment time and therefore lowers the cost of maintaining the freshness and quality of our produce.

Fourteen of our sixteen farms with an aggregate area of 14,868 mu (991 hectares) are located in Fujian and Guangdong provinces in southern China. Our production bases in southern China primarily serve the Guangdong, Fujian and Hong Kong markets, which have demonstrated strong demand for fresh vegetables, with a market size of 14.8 million tonnes in 2009. Southern China offers a milder winter and a more conducive natural environment to grow crops year round compared to northern China. Northern China has harsher winters during which cultivation is not feasible. Crop seasons in northern China are shorter and require additional facilities such as heating systems to maintain the required temperature for crop-growing during colder seasons. As a result, farms in southern China usually generate a higher crop output on a per-hectare basis at a lower unit cost compared to those in northern China.

Strong brand recognition and reputation for quality, food safety and supply reliability

Our industry recognition is built on the superior quality and safety of our produce and the reliability of our supply. We have built a strong reputation among wholesalers, institutional customers and supermarket chains for consistently delivering high-quality, fresh vegetables of desirable color, aroma, freshness, texture, flavor and nutritional value. As a result, we have established long-term relationships with customers in the markets we operate and secured a strong and stable demand for our vegetables in a highly fragmented industry. By accessing multiple sales channels such as wholesalers, institutional customers and supermarket chains, we believe we will be well-positioned to adapt to any future changes in our sales channel mix as the market for vegetable production in China evolves.

Ensuring food safety is a top priority for us. We implement strict quality controls to ensure food safety through centralized fertilizer procurement, standardized cultivation processes, extensive monitoring and testing, as well as the use of food traceability systems. Our stringent quality controls have allowed us to successfully secure leading supermarket customers with stringent vendor qualification procedures, such as international hypermarket chain Walmart and all of the top three Hong Kong supermarket chains — Wellcome, ParknShop and Vanguard.

Experienced management team

We have a senior management team with extensive experiences in China’s agriculture industry, particularly in the large-scale vegetable production segment. Mr. Shing Yung Ma, our founder, chairman and chief executive officer, has over ten years of managerial and operational experience in vegetable cultivation. His extensive industry experience, in-depth knowledge of vegetable cultivation and outstanding leadership have significantly contributed to our growth.

Our management team also includes more than 20 farm general managers and all of our general managers and vice-president level managers have on average 15 years of experiences in vegetable cultivation in China. Our large pool of middle managerial talent allows us to assign experienced farm managers who are well-versed with our operations to new production bases to quickly and effectively roll out our expansion. Under our management’s leadership, we have a proven track record and have successfully become a leading producer of high quality vegetables in southern China. We believe that under their leadership, we will continue to capture market opportunities and effectively implement our future growth strategies.

Strategies

Our goal is to become the largest greenhouse vegetable producer of high-quality and safe vegetables with a strong brand recognition by consumers across China. We intend to achieve our goal by implementing the following strategies:

Increase our greenhouse coverage and arable land area

Increasing our production scale is a critical component of our business strategy. We intend to build additional greenhouses, covering approximately 2,600 mu (173 hectares) of arable land, at our existing production bases in Guangdong and Fujian provinces by the end of the fiscal year ending March 31, 2011. In addition, we will continue to conduct market research utilizing our database to identify suitable sites for additional farms. We plan to add another 2,000 mu (133 hectares) of arable land by the end of the fiscal year ended March 31, 2011. Our new farms will be concentrated in Fujian and Guangdong provinces, areas that are close to our target markets in southern China and offer favorable climate for crop cultivation. As a result, we expect that greenhouse coverage of our total arable land will increase from 20.9% as of June 30, 2010 to approximately 31.2% by March 31, 2011, which would help us improve our production yield and product mix. We will expand or build agricultural facilities accordingly to support growing production.

Strengthen our brand building efforts

We intend to enhance our brand recognition among wholesalers, institutional customers and supermarket chains by continuing to focus on quality. We believe we can further enhance the quality of our produce through continual investments in greenhouse cultivation, improvements in our production process and technological advancement. In addition, we plan to instill greater consumer confidence in our food safety by developing and integrating a computerized food traceability system.

Additionally, we will begin to promote our brand name among end consumers. We believe such efforts can increase general demand for our produce and help us to generate more sales to supermarket chains. We will enhance end-customer brand recognition by selling produce under our brand name. We have begun setting up branded kiosks marked with our brands to showcase and sell our vegetables at supermarkets in China and Hong Kong. We believe that creating a visible brand will raise customer recognition of our differentiated high-quality produce.

Expand and broaden our sales, marketing and distribution network

We intend to expand our sales, marketing and distribution network to seize opportunities in new markets. We plan to hire more sales and marketing personnel and enhance our distribution and logistics infrastructure. In particular, we intend to strengthen our sales, marketing and distribution efforts in the southern China market and expand sales of our produce to the Yangtze River delta, an affluent area with growing demand for high-quality, fresh produce. We plan to set up wholesale operations in nine coastal provinces across China to target regions with high retail purchasing power. We will also broaden our customer base to include new types of customers such as leading fast food chain restaurants.

We intend to focus on further increasing sales to supermarket chains as we believe their share of total grocery sales in China will increase as more Chinese consumers choose to shop at retail stores rather than traditional open-air or farmers’ markets. We believe we are well positioned to capture this growth opportunity. We have been focusing more on the supermarket segment since 2006. This market segment has high barriers to entry because of stringent vendor qualification requirements and we intend to build upon our success in securing leading supermarket chain customers such as Walmart, ParknShop and Vanguard.

Continue to devote research and development efforts to enhance our horticultural know-how

We will continue to devote more resources to research and development, and actively seek opportunities to collaborate with institutions, universities and industry experts to improve and further develop cultivation techniques. Our research and development will continue to focus on improving production yield and efficiency through experimental cultivation of new seeds with new techniques and the use of industry-leading technologies developed in-house or by third parties.

We plan to continually develop new crop varieties to meet evolving market demand. Each year we test grow more than 3,000 varieties of seeds to identify varieties with superior quality and good production yield. We will employ advanced cultivation techniques to improve crop varieties with strong market demand. We will also continue to design and improve our agricultural facilities and horticultural equipment. Our research and development expenditure are expected to account for approximately 5% of our total revenue in the fiscal year ended March 31, 2011.

Recruit and train more farm managers and technical personnel

As of June 30, 2010, we employed 20 farm general managers and over 30 other middle management staff at our 16 farms. We will continue to provide extensive training for our existing farm managers and technical personnel to keep them abreast of the latest developments in the agricultural industry. We will also recruit additional farm managers and technical personnel to support operations at existing farms and new production bases. Our standardized production processes, advanced horticultural techniques and extensive industry experience enable us to provide effective training to new managers and technical personnel to support our expansion plans.

Our Products

We offer over 100 varieties of fresh vegetables to wholesalers, institutional customers and supermarket chains in China and Hong Kong. Our product offerings include leafy vegetables such as flowering Chinese cabbage (choi sum), baby bok choy and baby Chinese cabbage; solanaceous vegetables such as eggplants, tomatoes, sweet peppers, pumpkins and cucumbers; cruciferous vegetables such as broccoli and Chinese cabbage; and root vegetables such as potato and radish. Typically, we grow solanaceous vegetables from October to April, when prices of this type of vegetables are high in southern China where most of our sales occur due to limited supplies caused by cold weather in northern China, which is the main production region for solanaceous vegetables. Generally, we grow leafy vegetables and cruciferous vegetables from May to September, when the weather in southern China is too warm and humid for most of solanaceous vegetables. We grow root vegetables in the spring, autumn and winter.

Each year we grow in large quantities five to eight new types of vegetables to better meet evolving consumer preferences and market demand. Our top ten vegetables by revenue in the fiscal year ended March 31, 2010 were sweet peppers, broccoli, Shanghai green, egg plant, tomatoes, peppers, carrots, baby bok choy, lettuce and baby Chinese cabbage. Sales of our top ten vegetables were RMB91.9 million, RMB131.9 million and RMB179.4 million ($26.5 million), respectively, in the fiscal years ended March 31, 2008, 2009 and 2010, accounting for 59.8%, 66.3% and 64.0% of our revenue in the corresponding period, respectively. Sales of our top ten vegetables were RMB34.3 million and RMB60.0 million ($8.8 million) in the three months ended June 30, 2009 and 2010, respectively, accounting for 63.7% and 72.0% of out revenue in those respective periods.

We believe our fresh vegetables offer a superior quality with desirable and consistent color, aroma, texture, flavor, freshness, size and nutritional value. We also place a strong emphasis on food safety and undertake stringent quality control measures. Recognized for our commitment and efforts in maintaining effective quality control, we received Green Food certification for two of our production bases, which is subject to renewal in February 2013. We also received the Certification of Pollution-free Agricultural Product for three of our production bases. We continually focus on improving our production yield and efficiency.

Business Model

The following chart illustrates our business model.

We utilize a business model that combines our three major competitive advantages: our large-scale greenhouse facilities, our proprietary horticultural know-how and our comprehensive database.

Our large-scale greenhouse facilities create a microclimate environment that allows us to control and schedule our crop plantation. Our greenhouse facilities, coupled with our database and proprietary horticultural know-how, have enabled us to produce consistently high-quality vegetables and to enjoy greater flexibility in planning harvests to meet higher market price of our crops, and have thereby enabled us to command better market selling price.

We aim to achieve optimal production results through the interaction between our proprietary horticultural know-how and our database. We have adopted various vegetable cultivation techniques at each step of the cultivation process and have formulated unique standardized production processes that incorporate our horticultural know-how for each type of vegetable that we produce.

Our comprehensive database comprises the latest information relating to market, seed, weather conditions and vegetable supply in our target markets, as well as a large database on historical vegetable prices, various soil and landscape statistics and weather patterns and movements. This database provides us with key information throughout our entire production process, from the initial selection of production base to efficient production planning and effective control of crop cycles.

Greenhouses and Other Agricultural Facilities

We grow various types of vegetables in greenhouses at all of our 14 farms in southern China, where typhoon and rainstorms are common occurrences in the summer. We also cultivate seedlings in greenhouses at our production bases in northern China. Most of our greenhouses are sturdy structures with either entirely steel frames or steel roof frames and concrete columns as side frames, covered by thick plastic films that are securely fastened to the frame as roofs and walls. Our greenhouses are equipped with retractable walls for temperature regulation, instead of expensive energy supply and temperature control systems. We are gradually phasing out our older greenhouses that have bamboo frames and thin plastic films. As of June 30, 2010, approximately 63.3% of our greenhouse land was covered by steel structures. Greenhouses with concrete column frames are more typhoon-resistant and we reinforce the typhoon resistance of greenhouses with steel frames by fastening the greenhouses to the ground with steel wires. We have also built structures with three or four greenhouses connected together to increase farmland utilization and typhoon resistance.

Greenhouses offer improved production yield compared to traditional open-field farming as plants develop more rapidly inside a climate-controlled environment. During the day, we roll up the plastic sheet walls of the greenhouses to release heat and moisture. We roll down the plastic walls to keep heat within the greenhouses during winter nights. In summer, we also put an extra layer of black net on the roofs to block excessive heat from sunlight.

Greenhouses protect our crops from adverse weather conditions, such as cold fronts, droughts, typhoons, rain storms or dust storms. They also help keep out pests and reduce the need to use pesticides and fertilizers, and create a microclimate conducive to cultivating crops of consistent quality and size all year round. Accordingly, our greenhouses have contributed to a significantly higher percentage of our revenues than would be suggested by their percentage coverage of our arable land.

In each of the farms we operate, we have built comprehensive agricultural facilities, including irrigation systems, on-farm roads, electrical systems, as well as storage and packing facilities. To support our operations, we have also implemented organizational procedures for the planning, design, procurement, construction, operation and maintenance of our agricultural facilities.

Horticultural Know-how

We have adopted advanced horticultural techniques and have developed proprietary horticultural know-how for each step of cultivation. Our density sowing know-how helps us to significantly improve our land utilization and production yield. We apply industrial seedling cultivation to grow seedlings in large volumes. We use grafting techniques to improve the anti-disease characteristic of our crops. We manage water application, light and moisture to control the growth speed of our crops. We mix liquid fertilizers into the irrigation water to insure uniform and effective distribution of fertilizer and use organic fertilizer to improve soil productivity.

Disease Control.  Our produce are vulnerable to crop diseases such as tomato yellow leaf curl virus, cubensis and powdery mildew, and to infestations of pests such as aphids, Altica Geoffroy pests, diamond back moths, noctuid and whitefly. We rely on a comprehensive pest and disease control system to protect our crops, including biological control such as pest trap using pheromones, physical control such as insect nets, and chemical control such as pesticide application. We use plastic film mulching to suppress weeds.

Water Application Management.  We primarily use drip irrigation to water our solanaceous vegetable. Drip irrigation allows water and fertilizers to drip slowly to the roots of plants, either into the soil surface or directly to the root systems, through a network of valves, pipes, tubing and emitters. This method improves our irrigation and fertilization efficiency by saving water, minimizing fertilizer and nutrient loss due to localized application and reducing labor cost. We are also able to regulate water supply to control crop growth by regulating the valves and drips. In addition, localized fertilization through drip irrigation limits the contact of fertilizers with the produce itself and focuses its application on the roots, which are the non-edible parts of most solanaceous vegetables. Drip irrigation enhances the food safety of our produce. It also reduces the risk of water contamination.

We use sprinkler irrigation to water our leafy vegetable and cruciferous vegetable. Sprinkler irrigation, which is similar to rainfall, provides efficient coverage for small to large areas. We use sprinklers to administer fertilizers only during the germination phase of plant growth to avoid contamination of our produce.

Harvest.  We plan our harvest schedule based on our analysis of the information contained in our database to capture optimal market prices. We fine-tune our harvest time based on market and weather information. Our farm workers hand harvest our crops in all of our farms. We have developed methods to cut leafy vegetable to a uniform length in harvesting to improve packaging efficiency. We also conduct preliminary grading of our produce during on-field harvest by separating different sizes of vegetable into different baskets. We conduct further grading based on the quality and size of vegetable in our processing facilities to ensure quality consistency.

We have formulated unique standardized production processes that incorporate our horticultural know-how for each type of vegetable that we produce, which are followed by our farms with adjustments based on local conditions. Our research and development team, working with our farm managers, further breaks down these standardized production processes into multiple simple steps for our farm workers to follow with minimal training.

Database

We have established a comprehensive database, comprising first-hand market information collected by our sales and marketing personnel stationed in each target market, seed information collected from large seed suppliers such as sales volumes and sales areas of particular types of vegetables, meteorological information for areas where our production bases and our competitors’ farms are located, as well as vegetable supply information in China. We further analyze these information and data to plan our production, schedule our harvests and direct our sales efforts. We maintain and analyze a large volume of historical vegetable price movement data in various regions of China, as well as weather patterns, which help us plan vegetable plantation and harvesting based on historical vegetable price movement patterns in our target markets. In 2010, we entered into a technology development agreement with Beijing IT. Under the terms of the agreement, Beijing IT will develop an information and logistics management system for the management of our business, including production schedules, inventory management, harvest management, price analysis and customer management. Design of this new system commenced in March 2010 and the system is expected to be implemented by April 2011. Data and files generated during the course of project development will be jointly owned by Beijing IT and us, and may not be disclosed to a third party without the consent of each of Beijing IT and us. All patents applied for during the course of project development belong to us. Under the agreement, the cost for developing the first phase of the system is RMB1.1 million ($162,000).

We rely on this comprehensive database to plan our crop selection, production and harvesting schedule. At the end of each year, using our database, we make our production plan for the following year, including crop varieties, production volumes and production schedules. We adjust our annual production plan to adjust our crop selection and production schedule based on market demands that are monitored and communicated daily to our headquarters by our sales and marketing teams stationed in each target market. Each farm also monitors local and regional weather conditions on a daily basis and makes adjustment to its production planning accordingly.

Utilizing our database, together with our greenhouse cultivation and proprietary horticultural know-how, we can better control crop cycles and achieve greater flexibility in planning harvests to meet higher market price of our crops. When our analysis of the database indicates that market prices for a particular type of vegetable may rise, mostly due to adverse weather conditions, we plant the seedlings, as opposed to seeds, of this type of vegetable so that we can shorten the crop cycle to benefit from the favorable market price. When market prices decline for a type of vegetable that we are growing, using our horticultural know-how and techniques, we are able to delay the harvest while maintaining the quality of vegetables. We limit the height of solanaceous vegetable to produce vegetable of optimal quality and uniform size, as well as to shorten the growth cycle to improve land utilization.

Production Bases

We operate 14 production bases in the provinces of Fujian and Guangdong in southern China and two production bases in Hebei province in northern China, mostly on land for which we lease land use rights from local villagers’ committees, farmer households or local governments. As of June 30, 2010, we leased farmland with an aggregate area of 18,850 mu (1,257 hectares). Our production bases typically consist of farms, packing and storage facilities, offices and employee accommodation.

Before selecting each production base, we first utilize our database to analyze information on the sales volume and price of top ten vegetables sold in our target market. Next we calculate target crop outputs, cost estimates and size of production base, taking into consideration our target market share and target profitability. Then we determine the size of the production base and the types of vegetable to grow. In selecting new production bases, we look for open plain fields in a low-pollution environment with fertile soil and abundant water supplies, supported by an efficient transportation system. We have strategically located our production bases in southern China within 200 kilometers of our target markets. The proximity of our farms to our target markets lowers transportation costs and related logistical costs for our customers and us. It also shortens the shipment time and helps maintain the freshness and quality of our produce. In addition, we operate two farms in Hebei province to produce vegetables that grow best in cooler climate.

The table below sets forth the geographical locations of our production bases as well as their arable areas as of June 30, 2010.

		Arable Area	Arable Area
Production Base	Location	(mu)	(hectare)

Duozhu Sansheng	Guangdong	1,210	81
Pingshan	Guangdong	1,687	112
Boluo	Guangdong	1,123	75
Shantou	Guangdong	2,214	148
Hubei	Fujian	1,825	122
Qidu	Fujian	521	35
Langqi	Fujian	229	15
Luoyang	Fujian	178	12
Quangang	Fujian	600	40
Quanzhou	Fujian	1,006	67
Zhangpu	Fujian	1,200	80
Jiulin	Fujian	1,000	67
Zishan Orchard	Fujian	1,150	77
Panlong	Fujian	925	62
Guyuan	Hebei	3,182	212
Chicheng	Hebei	800	52

Total		18,850	1,257

The growing season, the period of each year when crops can be grown, is spring, summer, autumn and winter for our production bases in Guangdong and Fujian provinces, and spring, summer and autumn for our production bases in Hebei province. Our production bases in Guangdong and Fujian and Hebei provinces primarily serve the Guangdong, Fujian and Hong Kong markets.

Our leases with farmer households, local villagers’ committees or local governments who lease the land on farmer households behalf typically have terms of 10 years to 20 years. As of the date of this prospectus, we do not pay any form of deposits or make any upfront payment to the lessors. We pay rent in cash or by bank transfer semi-annually or annually in advance directly to farmer households, or to the local villagers committees who act on behalf of the farmer households, which in turn distribute the rent to farmers households. We are permitted under the leases to build agricultural facilities on the land and access utilities such as water supply and electrical grid on the farmland that we lease. We have the right of first refusal to renew these lease contracts when their terms expire. With the consent of the lessors, we are permitted to sublease land to third parties or include our cooperative partners as joint lessees.

Quality Control and Food Safety

We undertake strong measures throughout the production process to ensure high produce quality and improve food safety. In choosing our production bases, we select those farms that have a low-pollution environment. Our standardized production processes, product grading standards, monitoring and testing systems help to ensure consistent adherence to our quality control and food safety policies and procedures across all of our farms.

We have centralized our raw material procurement, in particular our purchases of seeds, fertilizers and pesticides, to ensure quality and safety. All raw materials used in production are subject to our internal quality control inspection procedures based on our quality standards and specifications. Raw materials that do not meet our quality standards and specifications are returned to our suppliers.

After each harvest, we cleanse our farmland to eliminate pests, pest eggs and detrimental bacteria in preparation for the next growth cycle. We use spring water and underground water to irrigate our crops and conduct regular water source testing for water quality and microbiological quality. Our designated personnel safeguard our water sources against any man-made or natural pollution. We also use drip irrigation and sprinkler irrigation in water application to minimize potential exposure to water pollution. A combination of greenhouses, know-how and bio-control systems reduce chemical fertilizer usage and protect our crops from dust, rain damage and soil pollution. We have developed our uniform pesticide-residue standard based on pesticide-residue standards of various target domestic and international markets. We employ biological, physical and chemical pest control methods and have compiled a pest and disease control brochure based on our experience in this area. We have established internal policies on pesticide and equipment sourcing and usage.

We conduct pre-harvest testing of our crops in fields and pre-shipment inspection in our packaging facilities to identify and locate substandard produce and remove them from the supply chain. We refrigerate vegetables that are easily perishable, such as flowering Chinese cabbage, in a cooling facility within an hour of their harvest to maintain their freshness. Our commitment to product quality control goes beyond production and we are in the process of establishing a barcode-based food traceability system that gives our customers access to food source information. This food traceability system will allow us to track and record movement of our agricultural produce throughout the entire production and distribution process, from receipt of raw materials to cultivation, packaging, storage, shipping and sale. We will place machine readable labels on our products so that they can be automatically scanned, identified and recorded. We currently do not have a reliable estimate as to how much the food traceability system will cost in total or when this system will be implemented as this system is still in the early stage of development.

Customers

Our produce are primarily sold to vegetable wholesalers, institutional customers and supermarket chains. Our customer base has increased from 203 customers in the fiscal year ended March 31, 2008 to 230 customers in the fiscal year ended March 31, 2010. Sales to our top five customers collectively accounted for 43.5%, 27.9% and 27.8% of our revenue in the fiscal years ended March 31, 2008, 2009 and 2010, respectively. Sales to our top five customers collectively accounted for 25.7% and 22.7% of our revenue in the three months ended June 30, 2009 and 2010, respectively. No single customer accounted for over 10% of our revenue during the fiscal years ended March 31, 2008, 2009 and 2010 and the three months ended June 30, 2010. The following table sets forth the breakdown of our revenue by different sales channels both in absolute amount and as a percentage of our total revenue for the periods indicated.

	Fiscal Year Ended March 31,							Three Months Ended June 30,
	2008		2009		2010			2009		2010
	RMB	%	RMB	%	RMB	$	%	RMB	%	RMB	$	%
								(Unaudited)
	(In thousands, except percentages)

Wholesalers	46,557	30.3	94,537	47.5	137,546	20,151	49.0	25,142	46.7	46,141	6,804	55.4
Institutional customers	81,987	53.4	77,284	38.8	100,969	14,792	36.0	21,902	40.7	28,094	4,143	33.7
Supermarkets	24,685	16.1	26,845	13.5	41,235	6,041	14.7	6,591	12.2	9,039	1,333	10.8
Others(1)	330	0.2	329	0.2	762	112	0.3	203	0.4	43	6	0.1

Total	153,559	100.0	198,995	100.0	280,512	41,096	100.0	53,838	100.0	83,317	12,286	100.0

(1)	Includes retailers and small distributors who are not our regular customers.

Wholesale

We employ two wholesale approaches: direct sales at wholesale markets and sale to wholesalers at our farms.

We sell and deliver our produce to wholesalers at the Cheung Sha Wan vegetable wholesale market in Hong Kong. Our direct sales at this wholesale market are made at prevailing market prices and are typically settled in cash. Our direct sales force collect first-hand market information on vegetable prices, volumes, qualities, conditions, supply and demand, and other market data on vegetable produce.

In addition, we sell our produce at our farms located in Guangdong and Fujian provinces to wholesalers from various wholesale markets in China, including the Tong’an Minnan vegetable wholesale market in Xiamen, Fujian province, the Yafeng vegetable wholesale market in Fuzhou, Fujian province, and the Buji agricultural product wholesale market in Shenzhen, Guangdong province. These wholesalers fax in their purchase orders with prices and volumes the day before they wish to purchase the produce, we then confirm their orders with the prices and they then come to our farms to pick up their purchases the following day and sell the produce at these wholesale markets to vegetable retailers and traders. Our sales to wholesalers are made at prevailing market prices and are primarily settled in cash at our farms or by wire transfer.

While we focus our wholesale operations in southern China, from time to time we sell our produce to customers in northern China when vegetable prices there are significantly higher than those in the southern China market, to the extent that the difference in prices exceeds the additional shipping and packaging costs that we may incur.

Institutional customers

We sell our produce to institutional customers such as export traders, food processing companies and large company canteens and large logistic traders. We typically do not enter into long-term supply contracts with our institutional customers. Pricing of produce sold to food processing companies and export traders is negotiated between the parties taking into account the market price trend at the time when the purchase orders are placed. Pricing of produce sold to large company canteens and large logistic traders is determined based on purchase orders placed on a monthly basis. Sales to institutional customers are settled in cash or by wire transfer.

Supermarket chains

We also sell our produce to supermarket chains in China and Hong Kong, including the leading international hypermarket chain Walmart, the top three Hong Kong based supermarket chains, namely, Wellcome, ParknShop and Vanguard, as well as the PRC-based supermarket chain New Hua Du. These large modern food retail chains place a strong emphasis on product quality, food safety and reliable supply and implement stringent vendor qualification processes. We started selling our produce to leading Hong Kong supermarkets in 2006.

We either make direct sales to supermarket chains or sell our produce in these supermarket chains on a concessionaire basis. In direct sales, we sell our produce to supermarket chains, which in turn sell them to consumers. In concessionaire sales, supermarket chains allow us to sell our produce to consumers directly in their stores and we pay concessionaire fees to these supermarket chains. The pricing terms in both direct sales and concessionaire sales are based on the prevailing market price. In direct sales, the supermarket chains place purchase orders with terms on prices and volumes in advance of delivery. The concessionaire fees we pay to supermarket chains in connection with our concessionaire sales vary among different supermarket chains. We typically do not enter into fixed-price long-term supply contracts with our supermarket chain customers.

Our distribution staff deliver our vegetables on scheduled dates in agreed volumes to the logistic centers of supermarket stores in Hong Kong and to large supermarket and hypermarket stores in China. In addition, we have set up stalls at selected ParknShop and Vanguard stores to sell our produce marked with our brand “Scarecrow” and other trademarks and we deploy our sales personnel to these stalls to promote our produce to end consumers. Walmart has recently allowed us to set up stalls marked with our name at its selected stores in China to sell our produce.

Our sales to supermarket chains are primarily settled by wire transfer. From time to time we offer our supermarket chain customers credit terms within a period of 60 days from the day of delivery. We decide on the length of credit terms based on price and the size of the purchase orders.

Sales, Marketing and Distribution

We believe we attract and retain our customers through the quality and safety of our produce and the reliability of our supply. We invite wholesalers, institutional customers and supermarket chains to visit our farms to demonstrate our greenhouse cultivation, large production scales and stringent quality control and food safety procedures. We attend industry conferences such as the annual China National Agriculture Exhibition to promote our brand recognition and expand our client base. We have built a good reputation among wholesalers, institutional customers and supermarket chains for consistently delivering high-quality, fresh vegetables. We plan to further strengthen our brand building efforts by continuing to provide reliable supplies of high-quality, safe produce and promoting our brand name among end consumers.

As of June 30, 2010, we had over 50 sales and marketing personnel in Hong Kong and 16 sales and marketing personnel in China. We divide our sales and marketing personnel into four teams based on different sales channels. We also set sales objectives for our sales personnel and reward them for achieving these objectives to keep them sufficiently incentivized.

We conduct thorough and extensive market research and plan our sales and marketing efforts based on the market information and our business strategies. We systematically gather and interpret information on target markets, including vegetable varieties, qualities, conditions, prices, packages and sales volumes. We then use statistical and analytical methods to gain insights into customer requirements and consumer preferences in our target markets, determine the varieties, grades and harvest volumes of our produce, and make our sales plans accordingly. We study evolving market demands and consumer preferences to develop new crop varieties to increase our sales and profitability.

We intend to strengthen our sales and marketing efforts in southern China and expand sales of our produce to the Yangtze River delta, an affluent area with growing demand for high-quality fresh vegetables. We plan to set up wholesale operations in nine coastal provinces across China to target regions with high retail purchasing power. Going forward we intend to focus our sales, marketing and distribution efforts on the following four markets:

•	the Yangtze River delta market centered on Shanghai, Zhejiang province (Hangzhou) and Jiangsu province (Nanjing);

•	the Southeast China market centered on Fujian province;

•	the Southern China market centered on Guangdong province; and

•	the Hong Kong market.

Our wholesale customers pick up our vegetables at our farms and cover their own transportation costs. We also deliver our produce to wholesale markets and other customers such as supermarkets, large retailers and customers in Hong Kong by rented trucks. Our products are typically picked up by our customers or delivered by us within eight hours after harvest.

Research and Development

We place a strong emphasis on research and development to improve our productivity and profitability. Our research and development efforts focus on developing more effective crop growth techniques, improving produce quality and increasing production yield. We have established a research center and a plant tissue culture center in Fujian province. As of June 30, 2010, our in-house research and development team consists of 71 research professionals and staff, 11 of which have advanced degrees. Our research and development team is led by Ms. Yongqing Yang, a plant genetics and breeding expert and a recipient of PRC State Council Special Allowance, a special government allowance awarded by the PRC State Council to outstanding experts, scholars and professionals, and Mr. Liming Deng, our chief horticultural technician. Production on each of our farms is supervised by a horticultural technician who usually possesses at least ten years of experience in agriculture.

Each year we test grow more than 3,000 varieties of seeds, including superior varieties supplied by international leading seed companies, to identify five to eight varieties with superior quality and yield for production. We devote a certain portion of each of our large-scale farms to a test production area, where we test grow new varieties of vegetable and train our newly recruited research and development personnel. Additionally, we have leased a parcel of forestland with an aggregate area of 1,150 mu (77 hectares) in Fuzhou to test grow new varieties of fruits.

We study the different nutrient requirements of various vegetables as well as factors affecting soil fertility and fertilizer efficiency in an effort to achieve optimal nutrient supply by managing fertilizer application and mix. We grow seedlings of superior varieties in tissue culture rooms with controlled temperature, moisture, sunlight and soil conditions to produce large volumes of seedlings in an accelerated manner. Our research and development team also uses techniques such as grafting and cuttage to cultivate seedlings in large volumes in soil with rich minerals before growing them in regular farm fields to control costs and produce large volumes of anti-reverse, anti-disease seedlings. We streamline complex techniques into standardized processes that are easy to implement by our farm workers to grow vegetables that are profitable but difficult to cultivate.

We continually develop our horticultural know-how and carry out research and development of cultivation techniques such as scaffolding, pruning and fruit retention to improve our production yield and efficiency. Our research and development efforts also include the development of organic soil-free cultivation, using spent mushroom substrate and fermented sawdust mixed with organic fertilizer as compost. Soil-free agriculture offers a higher seeding rate, a more efficient use of water and fertilizers, the exclusion of soil related problems, and earlier maturity.

We also focus on designing and improving our agricultural facilities and farm equipment. Our research and development personnel are actively involved in the design, planning and improvement of farm facilities, such as the layout of greenhouses and the irrigation and road systems, to achieve optimal production. We design our own seed-sowing equipment to suit the sowing requirements of different types of vegetables, different seedbed widths and depths and different sowing densities.

Our research and development team maintains cooperative relationship and collaborates closely with research institutions, universities and industry experts. We are carrying out several major research projects, including collaborating with Beijing IT to develop a systematic and advanced information network to manage and organize our know-how, as well as research and development relating to cultivation of tissue cultured seedlings.

We have devoted significant resources to research and development. Our research and development expenses were RMB7.3 million, RMB5.9 million and RMB6.5 million ($961,000) in the years ended March 31, 2008, 2009 and 2010, respectively, representing 4.7%, 2.9% and 2.3% of our net revenue in those respective periods. Our research and development expenses were RMB920,000 and RMB1.3 million ($192,000) in the three months ended June 30, 2009 and 2010, respectively, representing 1.7% and 1.6% of our revenue in those respective periods.

Supplies and Utilities

Raw materials that we use in production primarily comprise seeds, organic fertilizers, chemical fertilizers, pesticides, plant support rods and packaging materials. We also purchase steel, bamboo tubes, concrete and plastic films to build greenhouses as well as irrigation equipment such as valves, pipes, tubes and emitters. We primarily source our raw materials from domestic suppliers. We also purchase imported seeds from overseas suppliers’ domestic distributors. Our raw materials are readily available at reasonable, stable cost and we do not intend to enter into long-term contracts with any of our suppliers. There has not been any production interruption due to supply shortage since we commenced our operations. In the fiscal year ended March 31, 2010 and the three months ended June 30, 2010, none of our raw material suppliers accounted for over 5% of our total raw materials procurement.

We use spring water or drill wells in our farmland to source water to irrigate our crops. Other utilities such as electricity and diesel are in ample supply at reasonable cost where our farms are located.

Competition

The fresh vegetable production industry in China is highly fragmented and intensively competitive with a very large number of participants including individual farmers, state-owned agriculture companies and private vegetable production companies. We compete for market share mostly with numerous unorganized individual farmers. Among companies engaged in vegetable plantation business, large private vegetable production companies are the leading players. We also compete with smaller regional and local vegetable producers and individual farmers. Competition is primarily affected by product selection, product quality, food safety, reliability of supply, brand recognition and perception, distribution capability, pricing and the ability to satisfy changing customer preferences through innovative product offerings. The level of competition may affect our ability to control our prices, and subsequently our profit margins and results of operations.

Our ability to compete successfully in the vegetable production business largely depends on our ability to consistently deliver high-quality, fresh vegetables of desirable color, aroma, freshness, texture, flavor and nutritional value. We need to further expand our production scale and enhance our product offerings in order to compete with competitors successfully.

Intellectual Property

Many elements of our proprietary information, such as horticultural know-how, technologies, production and market database, are not patentable in China. We rely primarily on a combination of trade secrets, trademarks and confidentiality agreements with key employees and third parties to protect our intellectual property. As of June 30, 2010, we owned two registered trademarks in China for our logos. We also use three other unregistered trademarks, “Land V,” “FDC” and “Scarecrow,” on our packaged vegetables.

Employees

We had 271 employees as of June 30, 2010. We had 243 and 271 employees as of March 31, 2009 and March 31, 2008, respectively. Our employees consist of administrative, accounting and finance, sales and marketing and R&D personnel. As of June 30, 2010, we hired 2,348 farm workers to perform all agricultural labor work on our farms. Our farm workers are hired through dispatching arrangements with labor companies from local villages where the production bases are located as well as from other areas in China with ample supply of low-cost labor. Our PRC counsel, Trend Associates, has advised us that these farm workers hired through dispatching arrangements are employees of the labor dispatching service provider under the PRC Labor Contract Law, and are not deemed as our employees. Our farm workers are paid a fixed “piece rate” for each unit produced or work performed.

The following table sets forth the number of our employees by function as of June 30, 2010.

Number of Employees

Administrative	21
Accounting and finance	71
Sales and marketing	73
Research and development	71
Others	35

Total	271

We have entered into employment agreements with our full-time employees. Our management and research and development personnel have signed non-competition agreements with us and are prohibited from engaging any activities that compete with our business during the period of their employment with us and for one to two years after leaving the company.

We provide systematic training to our employees. We invite industry experts and farm managers to give regular training to our technical personnel as well as orientations to our newly hired technical personnel. We equip our middle managerial personnel with extensive training on business management and agricultural technology that are provided by experts and scholars associated with domestic and international research institutes. We also provide our farm workers with training on standardized, facilities-based agricultural production. We conduct monthly evaluations of our farm workers’ performance.

We do not have collective bargaining agreements with our employees. We do not have labor unions. We consider our relations with our employees to be amicable.

Insurance

We maintain insurance for workplace injuries, office equipment and premises in Hong Kong and certain vehicles in China. We do not have insurance coverage on our other assets (including biological assets), inventories, business and product liability, interruption of business or key-employees. See “Risk Factors — Risks Related to Our Business — We have a limited insurance coverage in China.”

Environmental Matters

Our agricultural operations are subject to a broad range of evolving environmental laws and regulations in China. We place strong emphasis on environmental protection in conducting our business and adopt horticultural methods and processes that are in accordance with the green food production standards promulgated by the Ministry of Agriculture of China. These standards limit the amount of pesticide, fertilizer, veterinary drug and addictive that can be used in agricultural production to prevent any toxic or harmful matters from contaminating the products and the environment to ensure environmental and product safety. We mix chemical fertilizers with organic fertilizers produced in-house to reduce harmful residues. In order to protect soil fertility, we also practice crop rotation which helps prevent nutrient loss of our farmland. We deliver plastic film waste to professional recycling plants for processing.

Compliance with these laws and related regulations is an ongoing process that is not expected to have a material effect on our capital expenditures, earnings or competitive position. Environmental concerns, however, are inherent in most major agricultural operations, and there can be no assurance that future developments, such as increasingly strict environmental laws and enforcement policies thereunder, could result in increased compliance cost. See “Risk Factors — Risks Related to Our Business — We are subject to environmental regulations and may be exposed to liability and potential costs for environmental compliance.”

Facilities

Our principal executive offices are located in Hong Kong.

As of June 30, 2010, we operated 16 production bases with an aggregate area of 18,850 mu (1,257 hectares) in Fujian, Guangdong and Hebei provinces in China, mostly through leases of land contracted operation rights from local villagers’ committees, farmer households or local governments. The terms of these leases range from 10 years to 20 years. Our production bases typically consist of farms, processing and storage facilities, offices and employee lodges. We have a research center and a plant tissue culture center in Langqi, Fujian province.

We own a storage base with a total area of 7,970 square meters in Fujian province and a logistic base with an aggregate area of 5,500 square meters in Liaoning province.

Legal Proceedings

We are not currently a party to any material litigation or other legal proceedings and are not aware of any pending or threatened litigation or legal proceedings that may have a material adverse impact on our business, financial condition or results of operations.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position/Title

Shing Yung Ma	45	Chairman of the board and chief executive officer
Na Lai Chiu	55	Vice chairman of the board
Jin Li	43	Director
Neil Nanpeng Shen	42	Director
Tim Ting Gong	46	Director(1)
Jeffrey Zeng	42	Director(1)
Gordon Xiaogang Wang	46	Independent director(2)
Chung Bong Pang	34	Independent director(2)
Li-Lan Cheng	45	Independent director(2)
Auke Cnossen	37	Chief financial officer
Hang Chen	41	Vice president of operations
Wenlie Ma	44	Vice president of sales
Dan Ma	27	Production base development director

(1)	Mr. Gong and Mr. Zeng will resign as our directors effective upon the declaration of effectiveness of the registration statement of which this prospectus forms a part.

(2)	Mr. Wang, Mr. Pang and Mr. Cheng have accepted the appointments to be our independent directors effective upon the declaration of effectiveness of the registration statement of which this prospectus forms a part.

Shing Yung Ma is the founder of our company and has served as our chairman and chief executive officer since our inception. Mr. Ma has over ten years of managerial and operational experience in the vegetable cultivation industry. From 1999 to 2003, he served as the vice president of Chaoda Modern Agriculture (Holding) Ltd., a vegetable production company listed on the Hong Kong Stock Exchange, where he was in charge of operations and sales. Prior to that, he was the general manager of Fujian Chaoda Green Agriculture Ltd. Co from 1997 to 1999. From 1991 to 1997, Mr. Ma was the vice president of Fujian Guangyuan Logistics Ltd. Co., a China-based logistics company. Prior to his career in the agricultural industry, he worked as an instructor in Fujian Normal College from 1987 to 1991. Mr. Ma received his college diploma from Fujian Normal College in 1987 where he majored in Chinese literature.

Na Lai Chiu has been our vice chairman since July 2010 and became our adviser in early 2008. Ms. Chiu is one of the founders of Chaoda Modern Agriculture (Holdings) Ltd., a vegetable production company listed on the Hong Kong Stock Exchange. Prior to founding Chaoda Modern Agriculture (Holdings) Ltd., Ms. Chiu had over 15 years of experience in the trading business and served as the deputy general manager of a trading company based in Hong Kong, where she was primarily responsible for business management and administration.

Jin Li has been our director since 2006. He has been advising our company on operations and strategic matters since 2006. Mr. Li began his career as an attorney in New York and then relocated to Asia in 1997. He has worked for Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates in Beijing and Hong Kong, and Linklaters in Hong Kong, as a partner. Mr. Li received his bachelor of arts degree from Peking University and master of science degree from the University of Michigan, Ann Arbor. He received his J.D. degree from Columbia Law School.

Neil Nanpeng Shen has been our director since 2006 and was appointed by Sequoia following our series A financing. Mr. Shen is the founding managing partner of Sequoia Capital China. Mr. Shen co-founded

Ctrip.com International Ltd., the largest travel consolidator in China, and served as its chief financial officer from 2000 to October 2005 and as its president from August 2003 to October 2005. He also co-founded Home Inns and Hotels Management, a leading economy hotel chain in China. Prior to founding Ctrip and Home Inns, Mr. Shen had worked for over eight years in the investment banking industry in New York and Hong Kong. Currently, Mr. Shen is a co-chairman of Home Inns, a director of Ctrip, a director of E-House (China) Holdings Limited, a NYSE-listed real estate service company in China, a director of China Real Estate Information Corporation, a NASDAQ-listed real estate information service company in China, a director of American Dairy Inc., a NYSE-listed infant milk company in China, a director of China Nuokang Bio-Pharmaceutical Inc., a NASDAQ-listed biopharmaceutical company in China, and a director of Peak Sport Products, a Hong Kong Stock Exchange listed sports apparel company in China. He is also an independent director of Focus Media Holding Limited, a NASDAQ-listed media advertising company based in China and a director of a number of privately owned companies based in China. Mr. Shen received his bachelor’s degree from Shanghai Jiao Tong University, China in 1988 and his master’s degree from the School of Management at Yale University in 1992.

Tim Ting Gong has served as our director since 2008 but will resign as our director effective upon declaration of effectiveness of the registration statement of which this prospectus forms a part. Mr. Gong was appointed by SIG, following our Series B financing. Mr. Gong joined SIG China Investments One, Ltd. in January 2006 and now leads a group that invests in companies operating mainly in China. Mr. Gong has over a decade of experience in terms of managing and overseeing the management and development of various companies. Prior to joining SIG China Investment One, Ltd., Mr. Gong was a managing partner of PreIPO Capital from 2003 to 2005, serving as a merchant banker and angel investor for many start-up companies. From 1999 to 2002, Mr. Gong founded and served as the president of Hotvoice Communications International, a Silicon Valley venture capital backed company that was considered to be an early runner in Internet communication technologies, such as VoIP, IM and UMS. From 1996 to 1999, he was the general manager of StarCom Products Inc. and also served as a senior management consultant for UT StarCom. Mr. Gong received his bachelor’s degree in applied physics from Shanghai Jiao Tong University in China in 1984 and a Ph.D. degree in Electrical Engineering from Princeton University in 1991.

Jeffrey Zeng has been our director since 2008 but will resign as our director effective upon the declaration of effectiveness of the registration statement of which this prospectus forms a part. Mr. Zeng was appointed by Walden, following our Series B financing. He is currently the managing partner and general manager of Kaixin Investment, a joint venture venture capital fund founded by China Development Bank and CITIC Capital. Mr. Zeng is also the chairman of China Special Article Logistics Company. Prior to joining Kaixin Investment, he served as the managing director of Walden International since 2001, an established global venture capital firm, where he was mainly responsible for venture investments in China and other Asian countries. Mr. Zeng continues to serve as an advisor to Walden International, whose affiliated investment entities hold Series B preferred shares and Series B1 preferred shares in our company. Prior to joining Walden International, Mr. Zeng worked for CITIC Pacific Ltd. in Hong Kong and Mitsubishi Corporation in Tokyo, Japan. Mr. Zeng currently serves on the boards of six public companies, including E-House (China) Holdings Limited listed on the New York Stock Exchange, Vimicro International Corporation listed on the Nasdaq Stock Market, China Greatwall Computer Shenzhen Co., Ltd. listed on Shenzhen Stock Exchange, Hunan Talkweb Information System Ltd. listed on Shenzhen Stock Exchange, Chinasoft International Ltd listed on the Hong Kong Stock Exchange) and Shanghai AJ Corporation listed on the Shanghai Stock Exchange. Other companies where Mr. Zeng serves as a director include AutoNavi Software Co., Ltd and State Microelectronics. He is also the executive director of AAMA China branch and board member of WRSACC 2005 Committee. Mr. Zeng received his bachelor of science degree in economics from the University of Nagasaki, Japan and his master’s degree in management from Stanford University.

Gordon Xiaogang Wang will become our independent director upon the declaration of effectiveness of the registration statement of which this prospectus forms a part. Mr. Wang has over 15 years of experience in corporate finance and strategic business development. From April 2010 to present, Mr. Wang is a partner of Boardroom Advisors Co., Limited, a company focusing on advising China-based companies on corporate finance and strategic matters. He served as the chief financial officer of Acorn International, Inc., a China-

based marketing company listed on the New York Stock Exchange, from September 2005 to March 2010. Mr. Wang served as the chief financial officer and executive vice president of Chaoda Modern Agricultural (Holdings) Ltd., a vegetable production company listed on the Hong Kong Stock Exchange, from 2003 to 2005. Mr. Wang also served as the director of investor relations at Legend Group Limited from 2002 to 2003. Prior to that, Mr. Wang held positions in various organizations, including JingTai Securities (Hong Kong), MeetChina.com, Schroders Asia Limited and Morgan Stanley Asia Limited. Mr. Wang received his bachelor’s degree in mechanical engineering from Tianjin University in 1985, his master’s degree in computer-aided engineering from Rutgers University in 1989 and an MBA degree from the University of Chicago in 1994.

Chung Bong Pang will become our independent director upon the declaration of effectiveness of the registration statement of which this prospectus forms a part. Mr. Pang has served as the director in Avista Valuation Advisory Limited since June 2010. From 2007 to 2010, Mr. Pang was an associate director at PricewaterhouseCoopers in Beijing. Prior to that, he was a manager of the financial valuation group of American Appraisal China Limited from 2005 to 2007, and an associate director of BMI Group in Hong Kong from 2000 to 2005. Mr. Pang received his bachelor’s degree from the University of New South Wales in 1999 where he majored in accounting and finance. He is a certified practicing accountant in Australia and a certified public accountant under the Hong Kong Institute of Certified Public Accountants.

Li-Lan Cheng will become our independent director upon the declaration of effectiveness of the registration statement of which this prospectus forms a part. He is the chief financial officer of E-House (China) Holdings Limited, a real estate services company listed on the New York Stock Exchange, since 2006, and is also an independent director of Country Style Cooking Restaurant Chain Co. Ltd., a quick service restaurant chain listed on the New York Stock Exchange. Prior to joining E-House (China) Holdings Limited, Mr. Cheng served from 2005 to 2006 as the chief financial officer of SouFun Holdings Limited, China’s leading real estate Internet company. He was a partner at China Real Estate Investment and Management Co., Ltd. from 2004 to 2005. From 2002 to 2004, Mr. Cheng served as an executive director and the chief financial officer of SOHO China Limited, a real estate developer in Beijing. Mr. Cheng was an assistant director and the head of Asian transportation sector investment banking group of ABN AMRO Asia from 1997-2002. Mr. Cheng received his bachelor’s degree in economics from Swarthmore College and his Ph.D. degree in economics from the Massachusetts Institute of Technology. Mr. Cheng is a chartered financial analyst.

Auke G. Cnossen has been our chief financial officer since September 2010. Prior to joining us, Mr. Cnossen held various positions at Rabobank International since July 2004, including the director of mergers & acquisitions and corporate advisory for Northeast Asia region, the head of food & agribusiness research and strategic advisory for Northeast Asia region and the senior associate in the mergers and acquisitions group and the leveraged finance group. From 2001 to 2002, he worked as an internal consultant in the research and development department of Unilever Bestfoods in the Netherlands. He served as a research fellow in the food science department of University of Arkansas from 1998 to 2001. Mr. Cnossen received an MBA degree from Cornell University in 2004 and a master’s degree in agricultural engineering from Wageningen University in the Netherlands in 1997.

Hang Chen has been our vice president of operations since May 2010 and joined our company in 2008. Mr. Chen has over ten years of managerial and operational experience in vegetable cultivation in China. From 2005 to 2008, Mr. Chen was a private consultant advising on various farming projects in China. From 1997 to 2005, Mr. Chen was an executive director in Chaoda Modern Agriculture (Holdings) Ltd., a vegetable production company listed on the Hong Kong Stock Exchange, where he was in charge of the administration and personnel management. From 1990 to 1997, Mr. Chen worked as a manager in Fujian Semi-Conductor Device Factory. Mr. Chen graduated from Minjiang College in 1990 where he majored in business administration.

Wenlie Ma has been our vice president of sales since April 2010 and has served as the president of Land V. Ltd (Fujian) since 2004. Prior to joining us, Mr. Ma co-founded Fuzhou Jinguan Real Estate Company and managed this company and Fujian Longfeng Investment Company Limited from 2000 to 2004. From 1993 to 2000, Mr. Ma was a sales representative in the Fujian Huafu Company. Prior to that, Mr. Ma was a sales representative in the Fujian branch of China National Machinery and Equipment Import & Export Corporation

from 1985 to 1993. Mr. Ma graduated from Fuzhou Technical School in 1985 and studied in Shanghai Mechanical Engineering Institute, School of Continuing Education from 1988 to 1989. Mr. Ma was qualified by Fujian Bureau Human Resources as an engineer in 2000 and an assistant engineer in 1988.

Dan Ma has been our production base development director since June 2010. Ms. Ma joined our company in 2005 after she received her college diploma from Liaodong College in 2005 where she majored in agricultural studies. Ms. Ma has held various positions in our company, including the deputy general manager, the assistant general manager and the processing facilities supervisor of Linong Agricultural Technology (Huizhou) Co. Ltd., one of our operating subsidiaries in Guangdong province.

The business address for each of our executive officers and directors is Unit 1105, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong.

Employment Agreements

We have entered into employment agreements with our senior executive officers. Under these employment agreements, each of our executive officers is employed for a specified time period, subject to automatic extension unless either we or the executive officer gives a one-month prior notice to terminate such employment. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the employee, including but not limited to a conviction or plea of guilty to certain crimes, negligence or dishonesty to our detriment and failure to perform the agreed-to duties after a reasonable opportunity to cure the failure. An executive officer may terminate his employment at any time with one-month prior written notice if there is a material reduction in his authority, duties and responsibilities or if there is a material reduction in his annual salary before the next annual salary review. Furthermore, we may terminate the employment at any time without cause upon advance written notice to the executive officer. These agreements do not provide for any special termination benefits, nor do we have other arrangements with these executive officers for special termination benefits.

Each executive officer has agreed to hold, both during and after the employment agreement expires or is earlier terminated, in strict confidence and not to use, except as required in the performance of his duties in connection with the employment, any confidential information, trade secrets and know-how of our company or the confidential information of any third party, including our variable interest entities and our subsidiaries, received by us. In addition, each executive officer has agreed to be bound by non-competition restrictions set forth in his or her employment agreement. Specifically, each executive officer has agreed not to, for a period of two years following the termination or expiration of the employment agreement, (i) carry on or be engaged or interested, directly or indirectly, as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with our business; (ii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our customer, client or our representative or agent or in the habit of dealing with us within two years prior to such executive officer’s termination of employment; (iii) solicit or entice away from us, or attempt to solicit or entice away from us, any person or entity who has been our officer, manager, consultant or employee within 12 months prior to such executive officer’s termination of employment; or (iv) use a name including the word “Linong” or any other words used by us in our name or in the name of any of our products, in such a way as to be capable of or likely to be confused with our name or the name of our products.

Board of Directors

Our board of directors currently consists of six directors and will consist of seven directors effective upon the declaration of effectiveness of the registration statement of which this prospectus forms a part. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is materially interested as long as he or she has made a declaration of the nature of such interest and has not been disqualified by the chairman of the relevant board meeting. Our board of directors may exercise all the powers of our company to borrow money, to mortgage or charge its undertakings, property and uncalled capital, or any part thereof, and to issue debentures, debenture stock or other securities whether outright or as security for any debt, liability or obligation of our company or of any third party.

Indemnification Agreements

We have entered into indemnification agreements with each of our directors to indemnify them against certain liabilities and expenses arising from their being a director. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and re-stated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the issuance and transfer of shares of our company, including the registering of such shares in our share register.

Term of Office of Directors

In accordance with our articles of association, all directors are eligible for re-election once every three years. At each annual general meeting, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not less than one-third) will retire from office by rotation. Mr. Shing Yung Ma and Mr. Chung Bong Pang will retire from office on the date of our first annual shareholder meeting after this offering. Ms. Na Lai Chiu, Mr. Neil Nanpeng Shen and Mr. Li-Lan Cheng will retire from office on the date of our second annual shareholder meeting after this offering. Mr. Jin Li and Mr. Gordon Xiaogang Wang will retire from office on the date of our third annual shareholder meeting after this offering. A retiring director shall be eligible for re-election and shall continue to act as a director at the meeting during which he has proposed his retirement. The directors to retire by rotation shall include any director who wishes to retire and not to offer himself for re-election. Any other directors subject to retirement shall be those who have been longest in office since their last re-election or appointment. In addition, a director must vacate his directorship if he resigns, becomes mentally unsound or dies, is absent from board meetings for six consecutive months without special leave from our board, becomes bankrupt or ceases to be a director under the law or is removed by our shareholders. A director may be removed by an ordinary resolution of our shareholders. Officers are selected by and serve at the discretion of the board of directors. The compensation of our directors is determined by the board of directors. There is no mandatory retirement age for directors.

Committees of the Board of Directors

Our board of directors will establish an audit committee and compensation committee immediately upon the effectiveness of the registration statement of which this prospectus forms a part and will establish a corporate governance and nominating committee within nine months after the closing of this offering.

Audit Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our audit committee will initially consist of Mr. Gordon Xiaogang Wang, Mr. Chung Bong Pang and Mr. Li-Lan Cheng, and will be chaired by Mr. Wang. Messrs. Wang, Pang and Cheng satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market, Marketplace Rules as well as the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Our board also has determined that Messrs. Wang, Pang and Cheng qualify as audit committee financial experts within the meaning of the SEC rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related-party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to the full board of directors.

Compensation Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, our compensation committee will initially consist of Mr. Neil Nanpeng Shen, Ms. Na Lai Chiu and Mr. Gordon Xiaogang Wang, and will be chaired by Mr. Shen. Messrs. Shen and Wang satisfy the “independence” requirements of Rule 5605 of NASDAQ Stock Market, Marketplace Rules. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

•	approving and overseeing the compensation package for our executive officers;

•	reviewing and making recommendations to the board with respect to the compensation of our directors;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation; and

•	reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Compensation of Directors and Executive Officers

Our directors and executive officers receive compensation in the form of annual salaries and bonuses. While we do not have a specific bonus plan setting the calculation of our annual bonuses, each director and executive officer is entitled to receive an annual discretionary bonus based upon his or her performance of such amount as shall be determined by the board of directors.

In the fiscal year ended March 31, 2010, the total compensation we paid to our executive officers and directors was approximately $877,520, including share-based compensation in the amount of approximately $607,520. See “— Share Incentive Plan” for information regarding share options that we granted to our executive officers and directors. In the fiscal year ended March 31, 2010, we paid $3,393 for pension, retirement or similar benefits for our executives officers and directors.

Share Incentive Plans

The board of directors of China Linong adopted share incentive plans in May 2007 and April 2009 and our board of directors adopted a share incentive plan in August 2010. These incentive plans were adopted to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to directors, officers, advisors and key employees and to promote the success of our business. Options to purchase 66.58 ordinary shares of China Linong under China Linong’s 2007 share incentive plan were issued in 2007 and after a 1-to-1000 subdivision in 2008 and an option exchange in 2010, these options subsequently represented the right to purchase 66,580,000 of our ordinary shares. As part of our restructuring, we adopted a 2009 share incentive plan, or the 2009 plan, whose key provisions are substantially the same as those of China Linong’s 2009 share incentive plan. We have reserved an aggregate of 151,430,000 ordinary shares for issuance under the 2009 plan. In July 2010, China Linong, we and all option grantees under China Linong’s 2007 and 2009 share incentive plans entered into an option exchange agreement, under which the option grantees agreed to exchange their option shares granted by China Linong with options to purchase our shares under the same terms and conditions. In August 2010, our board of directors and shareholders adopted a 2010 share incentive plan, or the 2010 plan. The maximum aggregate number of ordinary shares which may be issued pursuant to all awards under the 2010 plan is 60,000,000 shares, plus an annual increase on the first day of each year, beginning in the year ending December 31, 2011 and ending in the year ending December 31, 2021, equal to the lesser of (1) 60,000,000 shares, (2) two percent of the shares outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (3) such smaller number of shares as determined by our board of directors. Our future option grants will be made pursuant to the 2010 plan. The following paragraphs describe the principal terms of our share incentive plans.

Types of awards

The types of awards we may grant under the plans include the options to purchase our ordinary shares at a specified price and in a specified period determined by our compensation committee. Under the 2010 plan, we may also grant awards of our ordinary (1) restricted shares, (2) restricted share units, (3) dividend equivalents, (4) deferred shares, (5) share payments and (6) share appreciation rights under the terms and conditions determined by our compensation committee.

Eligibility

We may grant awards to directors, officers, advisors and employees of the Company and our wholly owned subsidiaries and any entity which may thereafter be established.

Plan administration

The compensation committee of our board of directors, or a committee of no less than two (or five, in the case of China Linong’s 2007 plan and the 2009 plan) members of the board of directors, will administer the plans. The committee will determine the terms and conditions of each grant, including but not limited to, the exercise, grant or purchase prices, any reload provision, any restrictions or limitations on the awards, vesting schedules, restrictions on the exercisability of the awards, any accelerations or waivers, and any provision related to non-competition and recapture of gain on the awards.

Option offer letter/Award agreement

Awards granted under the plans will be evidenced by an option offer letter or an award agreement that will set forth the terms, conditions and limitations for each award. The option offer letter should be signed by the employee and a director or an officer of the Company. Share awards may be evidenced by way of an issuance of certificates or book entries with appropriate legends. The certificates and book entry procedures may be subject to counsels’ advice, stop-transfer orders or other conditions or restrictions where the plan administrator deems necessary to comply with the required laws and regulations.

Vesting

The 2010 plan provides that the administrator may set the period during which an option or a share appreciation right can be exercised and may determine that an option or a share appreciation right may not be exercised for a specified period after it is granted. Such vesting can be based on criteria selected by the administrator. At any time after the grant of an option or a share appreciation right, the administrator may, in its sole discretion and subject to terms and conditions it determines, accelerate the period during which an option or a share appreciation right vests. No portion of an option or a share appreciation right unexercisable at the termination of service of an option or a share appreciation right holder with our company or subsidiaries can become exercisable afterwards, unless otherwise provided by the administrator.

The 2009 plan provides that the administrator may set the period during which an option can be exercised and may determine that an option may not be exercised for a specified period after it is granted. Such vesting can be based on criteria selected by the administrator. However, any option granted will vest immediately prior to any merger into, consolidation with or acquisition of our company by another company in which our company’s shareholders do not retain more than 50% of the voting power. At any time after the grant of an option, the administrator may, in its sole discretion and subject to terms and conditions it determines, accelerate the period during which an option vests. No portion of an option unexercisable at the termination of service of an option holder with our company or its subsidiaries can become exercisable afterwards, unless otherwise provided by the administrator.

China Linong’s 2007 share incentive plan provides that the period during which each option may be vested should be fixed by the compensation committee at the time such option is granted, but the option will expire no later than 10 years from the date it is granted. Each option granted may be vested only after one year of continued employment by our company or its subsidiaries immediately following the date the option if granted. However, any option granted will vest immediately prior to any merger into, consolidation with or acquisition of our company by another company in which our company’s shareholders do not retain more than 50% of the voting power.

Exercise price and term of awards

The exercise price per share of options granted under the 2010 plan is determined by the plan administrator in the award agreement. The price may be fixed or variable related to the fair market value of our ordinary shares. The term of any option granted should not exceed 10 years. However in the case where our incentive option is granted to individual who, at the date of grant, owns more than ten percent of the total combined voting power of all classes of our shares, the price granted shall not be less than 110% of fair market value on the date of grant and the option is exercisable for no more than five years from the date of grant.

For ordinary share awards granted under the 2010 plan, namely (1) restricted shares, (2) restricted share units, (3) dividend equivalents, (4) deferred shares, and (5) share payments, the consideration shall not be less than the par value of the shares purchased. The terms of the share awards are set by the plan administrator in its sole discretion.

The exercise price of share appreciation right under the 2010 plan is determined by the plan administrator and set forth in the award agreement which may be a fixed or variable price related to the fair market value of the shares. The term of the share appreciation right will not exceed 10 years.

The exercise price per share of options granted under the 2009 plan is determined by the plan administrator in the award agreement. The price may be fixed or variable related to the fair market value of our ordinary shares. The fair market value is the value of shares determined in good faith by reference to the placing price of the latest private placement of the shares and the development of our business operations and the general economic and market conditions since such latest private placement. The term of any option granted will not exceed 10 years.

Under China Linong’s 2007 share incentive plan, the exercise price of an award is generally determined by the compensation committee but the price should be no less than 100% of the fair market value of such shares of ordinary shares on the date the option is granted. However, the fair market value as determined should not be less than the book value of our ordinary shares as reflected in our most recent audited financial statements. The fair market value of shares should be deemed conclusive upon the determination of the compensation committee in good faith. The term of an award should not exceed 10 years from the date of the grant.

Transfer restrictions

The awards granted under the 2010 plan may not be sold, pledged, assigned or transferred other than by will or the laws of descent and distribution or, subject to the consent of the plan administrator, as required under the applicable laws.

Under the 2009 plan, the plan administrator has the power to determine the restrictions on the exercisability of the award granted, based on considerations determined by the plan administrator.

Under China Linong’s 2007 share incentive plan, an option granted may not be transferred except by will or the laws of descent or distribution, and during the lifetime of the employee to whom the option is granted, may be exercised only by such employee.

Amendments or termination

The 2009 plan and the 2010 plan provide that in the event of any changes affecting our ordinary shares or our share price, the plan administrator can make proportionate and equitable adjustments to reflect such changes. Upon or in anticipation of a corporate transaction, including acquisition, disposal of substantially all or all assets, reverse takeover, dissolution, the plan administrator should in its discretion provide for replacement or assumption of such award. In the event of other changes, the compensation committee should in its discretion make adjustments in the number and class of shares subject to awards outstanding on the date of such change to prevent dilution or enlargement of rights. The 2009 and 2010 plans will expire and no further awards may be granted after the tenth anniversary of the plan was adopted.

China Linong’s 2007 share incentive plan provides that the board of directors have the right to amend, suspend or terminate the plan. Amendments to the plan are subject to shareholders approval to increase the number of shares available for issuance under the plans, change the minimum purchase price for the optioned shares, or extend the term or the option period beyond ten years from the date of grant. Unless terminated earlier, the plan will expire and no further awards may be granted after the tenth anniversary of the plan took effect.

The following table summarizes, as of the date of this prospectus, options that we granted to several of our directors and executive officers and to other individuals as a group under our share incentive plans:

	Ordinary Shares
	Underlying
Name	Outstanding Options	Exercise Price	Grant Date	Expiration Date
		($ per share)

Shing Yung Ma	13,246,000	0.0729	April 17, 2009	April 17, 2019
	23,184,000	0.0757	March 29, 2010	March 28, 2020
	3,900,000	0.08	August 31, 2010	August 30, 2020

Na Lai Chiu	13,000,000	0.0729	April 17, 2009	April 17, 2019
	18,000,000	0.0757	March 29, 2010	March 28, 2020
	3,000,000	0.08	August 31, 2010	August 30, 2020

Jin Li	6,500,000	0.0729	April 17, 2009	April 17, 2019
	10,000,000	0.0757	March 29, 2010	March 28, 2020
	3,000,000	0.08	August 31, 2010	August 30, 2020

Neil Nanpeng Shen	3,900,000	0.08	August 31, 2010	August 30, 2020

Tim Ting Gong	*	0.08	August 31, 2010	August 30, 2020

Jeffrey Zeng	*	0.08	August 31, 2010	August 30, 2020

Gordon Xiaogang Wang	3,000,000	0.08	August 31, 2010	August 30, 2020

Chung Bong Pang	*	0.08	August 31, 2010	August 30, 2020

Li-Lan Cheng	*	0.08	August 31, 2010	August 30, 2020

Auke Cnossen	*	0.08	August 31, 2010	August 30, 2020

Hang Chen	*	0.0729	April 17, 2009	April 17, 2019
	*	0.0757	March 29, 2010	March 28, 2020
	*	0.08	August 31, 2010	August 30, 2020

Wenlie Ma	*	0.0729	April 17, 2009	April 17, 2019
	*	0.0757	March 29, 2010	March 28, 2020
	*	0.08	August 31, 2010	August 30, 2020

Dan Ma	*	0.08	August 31, 2010	August 30, 2020

Directors and executive officers as a group	35,746,000	0.0729	April 17, 2009	April 17, 2019
	63,184,000	0.0757	March 29, 2010	March 28, 2020
	43,200,000	0.08	August 31, 2010	August 30, 2020

Other employees and consultants as a group	12,500,000	0.0729	April 17, 2009	April 17, 2019
	40,000,000	0.0757	March 29, 2010	March 28, 2020
	16,800,000	0.08	August 31, 2010	August 30, 2020

*	Upon the exercise of all share options, would beneficially own 1% or less of our ordinary shares.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares, on a fully diluted basis assuming conversion of all of our preferred shares, as of the date of this prospectus, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each selling shareholder.

The calculations in the table below assume there are 1,833,591,000 ordinary shares outstanding as of the date of this prospectus, including ordinary shares that the preferred shares will automatically convert into upon the closing of this offering, and 2,293,591,000 ordinary shares outstanding immediately after the closing of this offering, assuming the underwriters do not exercise their over-allotment option.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares
	Beneficially Owned Prior to		Ordinary Shares Being			Shares Beneficially Owned
	this Offering		Sold in this Offering			After this Offering
	Number	%	Number		%	Number	%

Directors and Executive Officers:
Shing Yung Ma(1)	695,609,835	37.94	8,291,501	†	0.45	687,318,334	29.97
Na Lai Chiu(2)	80,638,333	4.40	—		—	80,638,333	3.52
Jin Li(3)	*	*	4,998,498	†	0.27	*	*
Neil Nanpeng Shen(4)	346,465,000	18.90	—		—	346,465,000	15.11
Tim Ting Gong	—	—	—		—	—	—
Jeffrey Zeng	—	—	—		—
Gordon Xiaogang Wang(5)	60,000,000	3.27	10,000,000		0.55	50,000,000	2.18
Chung Bong Pang	—	—	—		—	—	—
Li-Lan Cheng	—	—	—		—	—	—
Auke Cnossen	—	—	—		—	—	—
Hang Chen	*	*	—		—	*	*
Wenlie Ma(6)	*	*	13,296,006	†	0.73	*	*
Dan Ma	—	—	—		—	—	—
All directors and executive officers as a group	1,204,174,337	65.63	36,586,005		1.99	1,167,588,332	50.93
Principal and Selling Shareholders:
Grow Grand Limited(7)	667,318,001	36.39	—		—	667,318,001	29.09
Sequoia Capital China I, L.P. and its affiliates(8)	346,465,000	18.90	—		—	346,465,000	15.11
SIG China Investments One, Ltd.(9)	136,425,000	7.44	—		—	136,425,000	5.95
Walden International and its affiliate(10)	100,525,000	5.48	—		—	100,525,000	4.38
Magnetic Star Holdings Limited(11)	62,834,000	3.43	30,000,000		1.64	32,834,000	1.43
Limewater Limited(12)	60,000,000	3.27	—		—	60,000,000	2.62
Natural Eternity Limited(13)	60,000,000	3.27	—		—	60,000,000	2.62
Win Seasons Holdings Limited(14)	60,000,000	3.27	10,000,000		0.55	50,000,000	2.18
Winsome Group Limited(15)	43,579,999	2.38	43,579,950		2.38	49	—

	Ordinary Shares
	Beneficially Owned Prior to		Ordinary Shares Being		Shares Beneficially Owned
	this Offering		Sold in this Offering		After this Offering
	Number	%	Number	%	Number	%

Chic Holdings Limited(16)	37,683,000	2.06	—	—	37,683,000	1.64
Easyfield Investments Limited(17)	10,914,000	0.60	—	—	10,914,000	0.48

*	Less than 1% of our ordinary shares

†	Represents ordinary shares being sold by Winsome Group Limited

(1)	Consists of (i) 613,000,001 ordinary shares, 24,213,000 series A1 preferred shares, 30,105,000 series B1 preferred shares, all held by Grow Grand Limited, (ii) 8,291,501 ordinary shares held by Winsome Group Limited, (iii) 20,000,000 ordinary shares held by Mr. Ma, and (iv) 333 options exercisable within 60 days after the date of this prospectus. Grow Grand Limited, a British Virgin Islands company, is wholly owned by Shing Yung Ma. The registered address of Grow Grand Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(2)	Consists of 77,000,000 ordinary shares, 3,638,000 series B1 preferred shares, all held by Valuetrue Investments Limited and 333 options exercisable within 60 days after the date of this prospectus. Valuetrue Investments Limited, a British Virgin Islands company, is 100% held by Na Lai Chiu. The registered address of Valuetrue Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(3)	Consists of (i) 4,998,498 ordinary shares held by Winsome Group Limited and (ii) certain ordinary shares held by Kara International Limited. Mr. Li is a director of Winsome Group Limited and Kara International Limited.

(4)	Consists of (i) 169,380,000 series A preferred shares and 31,784,000 series A1 preferred shares held by Sequoia Capital China I, L.P., (ii) 19,460,000 series A preferred shares and 3,652,000 series A1 preferred shares held by Sequoia Capital China Partners Fund I, L.P., (iii) 26,220,000 series A preferred shares and 4,919,000 series A1 preferred shares held by Sequoia Capital China Principals Fund I, L.P. (together with Sequoia Capital China I, L.P. and Sequoia Capital China Partners Fund I, L.P., the “SCCI Funds”), (iv) 65,796,000 series B preferred shares and 13,633,000 series B1 preferred shares held by Sequoia Capital China Growth Fund I, L.P., (v) 1,554,000 series B preferred shares and 325,000 series B1 preferred shares held by Sequoia Capital China Growth Partners Fund I, L.P., (vi) 8,070,000 series B preferred shares and 1,672,000 series B1 preferred shares held by Sequoia Capital China GF Principals Fund I, L.P., (together with Sequoia Capital China Growth Fund I, L.P. and Sequoia Capital China Growth Partners Fund I, L.P., the “SCGF Funds”). The SCCI Funds and SCGF Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The SCGF Funds’ general partner is Sequoia Capital China Growth Fund Management I, L.P. (“SCCG Mgt”). The SCCI Funds’ general partner is Sequoia Capital China Management I, L.P. (“SCCI Mgt”). The general partner for both SCCG Mgt and SCCI Mgt is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Neil Nanpeng Shen disclaims beneficial ownership in all securities shown except to the extent of his pecuniary interests therein. The registered address of Sequoia Capital China I., L.P. and its affiliates is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(5)	Consists of 60,000,000 ordinary shares held by Win Seasons Holdings Limited, a Hong Kong company 100% held by Gordon Xiaogang Wang. The registered address of Win Seasons Holdings Limited is Room 2701, 27/F., Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

(6)	Consists of 13,296,006 ordinary shares held by Winsome Group Limited.

(7)	Grow Grand Limited, a British Virgin Islands company, is wholly owned by Shing Yung Ma. The registered address of Grow Grand Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(8)	Consists of (i) 169,380,000 series A preferred shares and 31,784,000 series A1 preferred shares held by Sequoia Capital China I, L.P., (ii) 19,460,000 series A preferred shares and 3,652,000 series A1 preferred shares held by Sequoia Capital China Partners Fund I, L.P., (iii) 26,220,000 series A preferred shares and 4,919,000 series A1 preferred shares held by Sequoia Capital China Principals Fund I, L.P., (iv) 65,796,000 series B preferred shares and 13,633,000 series B1 preferred shares held by Sequoia Capital China Growth Fund I, L.P., (v) 1,554,000 series B preferred shares and 325,000 series B1 preferred shares held by Sequoia Capital China GF Principals Fund I, L.P., (vi) 8,070,000 series B preferred shares and 1,672,000 series B1 preferred shares held by Sequoia Capital China GF Principals Fund I, L.P. The SCCI Funds and SCGF Funds are managed by Sequoia Capital China Advisors Limited, a company incorporated in the Cayman Islands. The SCGF Funds’ general partner is SCCG Mgt. The SCCI Funds’ general partner is SCCI Mgt. The general partner for both SCCG Mgt and SCCI Mgt is SC China Holding Limited, a company incorporated in the Cayman Islands. SC China Holding Limited is wholly owned by Max Wealth Enterprises Limited, a company wholly owned by Neil Nanpeng Shen. Neil Nanpeng Shen disclaims beneficial ownership in all securities shown except to the extent of his pecuniary interests therein. The registered address of Sequoia Capital China I, L.P. and its affiliates is Cricket Square, Hutchins Dr., P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

(9)	Consists of 130,270,000 series B preferred shares and 6,155,000 series B1 preferred shares. SIG Asia Investment, LLLP, the investment manager of SIG China Investments One, Ltd (SIG), has discretionary authority to vote and dispose of the shares held by SIG. Arthur Dantchik, in his capacity as president of SIG Asia Investment, LLLP, may also be deemed to have investment discretion over the shares held by SIG. Mr. Dantchik disclaims any such investment discretion or beneficial ownership with respect to the shares held by SIG. The registered address of SIG China Investments One, Ltd is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

(10)	Consists of (i) 89,056,000 series B preferred shares and 4,207,000 series B1 preferred shares held by Pacven Walden Ventures VI, L.P. (“Pacven VI”), (ii) 6,934,000 series B preferred shares and 328,000 series B1 preferred shares held by Pacven Walden Ventures Parallel VI, L.P. (“Pacven VI Parallel”). The general partner of Pacven VI and Pacven VI Parallel is Pacven Walden Management VI Co. Ltd., which is affiliated with Walden International, a venture capital firm. Mr. Lip-Bu Tan is the sole director and a member of the investment committee of Pacven Walden Management VI Co., Ltd. and shares voting and investment power with respect to the shares held by Pacven VI and Pacven VI Parallel with other members of the investment committee, i.e., Andrew Kau, Mary Coleman, Brian Chiang and Hock Voon Loo. Each member of the investment committee of Pacven Walden Management VI Co., Ltd. disclaims beneficial ownership of the series B preferred shares and series B1 preferred shares owned by Pacven VI and Pacven VI Parallel except to the extent of his or her pecuniary interest therein. The business address of Pacven VI, Pacven VI Parallel and Walden International is One California Street 28th Floor, San Francisco, California 94111.

(11)	Consists of 60,000,000 ordinary shares and 2,834,000 Series B1 preferred shares. Magnetic Star Holdings Limited, a British Virgin Islands company, is 50% held by Liang Kang and Luan Li. The registered address of Magnetic Star Holdings Limited is P.O. Box 957, Offshore Incorporations Center, Road Town, Tortola, British Virgin Islands.

(12)	Limewater Limited, a British Virgin Islands company, is wholly owned by Ming Ho Lui, a director of China Linong. The registered address of Limewater Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(13)	Natural Eternity Limited, a British Virgin Islands company, is wholly owned by Law Kin Ip. The registered address of Natural Eternity Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(14)	Win Seasons Holdings Limited, a Hong Kong company, is wholly owned by Gordon Xiaogang Wang, our independent director designate. The registered address of Win Seasons Holdings Limited is Room 2701, 27/F., Tesbury Centre, 28 Queen’s Road East, Wanchai, Hong Kong.

(15)	Winsome Group Limited, a British Virgin Islands company, holds the shares on behalf of our founder and key employees. The four directors of Winsome Group are Shing Yung Ma, our chairman and chief executive officer, Jin Li, our director, and Wenlie Ma, our vice president of sales, and Ming Ho Lui, a director of China Linong. The registered address of Winsome Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

(16)	Consists of 28,000,000 ordinary shares and 9,683,000 Series B1 preferred shares. Chic Holdings Limited, an Anguilla company, is wholly owned by Kam Chong Lei. The registered address of Chic Holdings Limited is c/o Offshore Incorporations (Anguilla) Limited. P.O. Box 850, Offshore Incorporations Centre, The Valley, Anguilla, British West Indies.

(17)	Easyfield Investments Limited, a British Virgin Islands company, is wholly owned by Yuk Po Lui. The registered address of Easyfield Investments Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

Limewater Limited, Natural Eternity Limited, Win Seasons Holdings Limited, Chic Holdings Limited and Easyfield Investments Limited have granted the underwriters an option to purchase an additional 1,630,740 ADSs representing 81,537,000 ordinary shares to cover over-allotments. The following table sets forth the number of shares from each of these selling shareholders that are subject to the over-allotment option, and their respective beneficial ownership in our company assuming the underwriters exercise the over-allotment option in full. The calculations in the table below assume there are 2,293,591,000 ordinary shares outstanding immediately after the closing of this offering and the exercise of the over-allotment in full by the underwriters.

	Ordinary Shares
	Subject to	Ordinary Shares Beneficially Owned
	Over-allotment	After this Offering and Exercise in Full
Selling Shareholders	Option	of the Over-alloment Option
		Number	%

Limewater Limited	20,000,000	40,000,000	1.74
Natural Eternity Limited	35,623,000	24,377,000	1.06
Win Seasons Holdings Limited(1)	13,117,000	36,883,000	1.61
Chic Holdings Limited	1,883,000	35,800,000	1.56
Easyfield Investments Limited	10,914,000	—	—

(1)	As disclosed in the table above providing information on the selling shareholders participating in this offering other than through the grant of the over-allotment option, Win Seasons Holdings Limited is 100% held by our independent director designate, Gordon Xiaogang Wang. Upon the closing of this offering and assuming the exercise in full of the underwriters’ over-allotment option, Mr. Wang’s percentage beneficial ownership in our company, which comprises the shares held through Win Seasons Holding Limited, will be similarly reduced to 1.61%, and the beneficial ownership of all directors and officers as a group will be reduced to 50.36%.

As of the date of this prospectus, none of our outstanding ordinary shares is held by record holders in the United States.

One of our shareholders, SIG China Investments One, Ltd., has informed us that it is affiliated with registered broker-dealers. SIG China Investments One, Ltd. was not affiliated or otherwise related to us prior to their purchase of our series B preferred shares and series B1 preferred shares. It purchased our series B preferred shares and series B1 preferred shares directly from us in their ordinary course of business and at the time of the purchase, SIG China Investments One, Ltd. had no agreements or understandings, directly or indirectly, with any person to distribute our series B preferred shares and series B1 preferred shares.

None of our shareholders has different voting rights from other shareholders after the closing of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Transactions with Certain Directors, Shareholders and Affiliates

Mr. Shing Yung Ma, our chairman and chief executive officer, and Mr. Ming Ho Lui, a director of China Linong, made advances to the company in the aggregate amount of RMB5.8 million in the fiscal year ended March 31, 2008 and RMB141,000 in the fiscal year ended March 31, 2009 for our working capital requirement. The amounts due to Mr. Ma and Mr. Lui are unsecured, interest free and repayable on demand. Our repayments to Mr. Ma and Mr. Lui in the aggregate amount of RMB120,000 in the fiscal year ended March 31, 2008 and RMB14.5 million in the fiscal year ended March 31, 2009 was in connection with the advances made by them to us since our inception. In September 2010, the amount due to Mr. Shing Yung Ma was fully repaid by us. Additionally, since our inception, we have made advances to Mr. Lui for business-related expenses. In September 2010, the amount due from Mr. Ming Ho Lui was fully repaid by Mr. Lui.

In the fiscal year ended March 31, 2009, we sold our subsidiaries Land V. Limited (Weifang) and Land V. Limited (Hangzhou) to New Oriental Group Limited, an entity controlled by Li Luan, a former director of China Linong and several of our PRC subsidiaries, for RMB11.0 million ($1.6 million). In the fiscal year ended March 31, 2010, we sold Land V. Limited (Tianjin) to New Oriental Group Limited for RMB6.0 million ($0.9 million). The consideration was satisfied by a waiver of amounts due to these disposed subsidiaries by other entities within our group.

Private Placements

Series A Preferred Shares

In April 2006, pursuant to a share purchase agreement dated April 12, 2006, China Linong sold 169.38 series A preferred shares to Sequoia Capital China I, L.P., or Sequoia China, for an aggregate amount of $3,150,383.31, 19.46 series A preferred shares to Sequoia Capital China Partners Fund I, L.P., or Sequoia China Partners Fund, for an aggregate amount of $361,946.27 and 26.22 series A preferred shares to Sequoia Capital China Principals Funds I, L.P., or Sequoia China Principals Fund, for an aggregate amount of $487,678.89. A total of 215.06 series A preferred shares were sold for an aggregate amount of $4.0 million. The consideration was paid in cash. In March 2008, each of these series A preferred shares was subdivided into 1,000 series A preferred shares. In July 2010, these China Linong series A preferred shares were exchanged for our series A preferred shares at a 1 to 1,000 ratio. All of our Series A preferred shares will automatically convert into ordinary shares on an one-to-one basis upon the completion of this offering.

Series A1 Preferred Shares

In February 2007, pursuant to a share purchase agreement dated February 14, 2007, China Linong sold 31.784 series A1 preferred shares to Sequoia China for an aggregate amount of $1,575,200, 3.652 series A1 preferred shares to Sequoia China Partners Fund for an aggregate amount of $181,000, 4.919 series A1 preferred shares to Sequoia China Principals Fund for an aggregate amount of $243,800, 24.213 series A1 preferred shares to Grow Grand Limited, or Grow Grand, for an aggregate amount of $1.2 million, and 16.142 series A1 preferred shares to Honeycomb Assets Management Limited, or Honeycomb, for an aggregate amount of $800,000. A total of 80.71 series A1 preferred shares were sold for an aggregate amount of $4.0 million. The consideration was paid in cash. In March 2008, each of these series A1 preferred shares was subdivided into 1,000 series A1 preferred shares. In July 2010, these China Linong series A1 preferred shares were exchanged for our series A1 preferred shares at a 1 to 1,000 ratio. All of our Series A1 preferred shares will automatically convert into ordinary shares on an one-to-one basis upon the completion of this offering.

Series B Preferred Shares

In March 2008, pursuant to a purchase agreement dated March 21, 2008, China Linong sold 75,420 series B preferred shares to Sequoia Capital China Growth Fund China I, L.P., or Sequoia China Growth Fund, for an aggregate amount of $5,500,237, 130,270 series B preferred shares to SIG China Investments One, Ltd. or SIG China, for an aggregate amount of $9,500,344, 89,056 series B preferred shares to Pacven VI, for an aggregate amount of $6,494,685, 6,934 series B preferred shares to Pacven VI Parallel, for an aggregate amount of $505,683, and 27,420 series B preferred shares to PreIPO Capital Partners Limited, or PreIPO Capital, for an aggregate amount of $1,999,688. A total of 329,100 series B preferred shares were sold for an aggregate amount of $24,000,637. The consideration was paid in cash. In July 2010, these China Linong series B preferred shares were exchanged for our series B preferred shares at a 1 to 1,000 ratio.

On April 10, 2008, PreIPO Capital transferred all its interest in China Linong’s series B preferred shares to its affiliate, Made In China Ltd. As a result of the transfer, Made In China Ltd. replaced PreIPO Capital as the holder of series B preferred shares and holds 27,420,000 series B preferred shares as of the date of this prospectus.

On July 18, 2008, Sequoia China Growth Fund sold all its interest in China Linong’s series B preferred shares to its affiliates, Sequoia Capital China Growth Partners Fund I, L.P., or Sequoia China Growth Partner Fund, and Sequoia Capital China GF Principals Fund I, L.P., or Sequoia China GF Principals Fund, for a consideration of $701,860. As a result of the sale, Sequoia China Growth Partners Fund and Sequoia China GF Principals Fund each holds 1,554,000 and 8,070,000 of our series B preferred shares, respectively, as of the date of this prospectus.

All of our Series B preferred shares will automatically convert into ordinary shares on an one-to-one basis upon the completion of this offering.

Series B1 Preferred Shares

In December 2009, pursuant to a share purchase agreement dated December 22, 2009, China Linong sold a total of 79,127 series B1 preferred shares for a total consideration of $5,989,914 to a group of investors, comprising Grow Grand, Magnetic Star Holdings Limited, or Magnetic Star, Honeycomb, Valuetrue Investments Limited, or Valuetrue, Chic Holdings Limited, or Chic Holdings, Lu Rong, SIG China, Pacven VI, Pacven VI Parallel, Sequoia China, Sequoia China Partners Fund, Sequoia China Principals Fund, Sequoia China Growth Fund, Sequoia China Growth Partners Fund, Sequoia China GF Principals Fund and Made In China Ltd. The consideration was paid in cash. In July 2010, these China Linong series B1 preferred shares were exchanged for our series B1 preferred shares at a 1 to 1,000 ratio. All of our Series B1 preferred shares will automatically convert into ordinary shares on an one-to-one basis upon the completion of this offering.

Shareholders Agreement

In July 2010, each of the companies in our group, holders of our series A, series A1, series B, series B1 preferred shares, as well as the then existing holders of our ordinary shares entered into a shareholders agreement. The shareholders agreement contains various rights, all of which except for the registration rights will terminate immediately upon the closing of this initial public offering.

Employment Agreements

See “Management — Employment Agreements.”

Share Incentive Plan

See “Management — Share Incentive Plans.”

REGULATION

This section sets forth a summary of the most significant regulations or requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Agriculture Law

The PRC Agriculture Law sets forth various principles and measures designed to ensure the steady development of China’s agricultural industry. These include registration or licensing requirements for the production or the use of agricultural production materials, such as farm chemicals, seeds, fertilizers, that may affect the health of human beings or animals.

Laws and Regulations Relating to Agricultural Products

Agricultural Product Quality Safety Law

The PRC Agricultural Product Quality Safety Law seeks to ensure the quality and safety of agricultural products, maintain the health of the general public and promote the development of agriculture and rural economy. “Agricultural products” refers to primary products sourced from agriculture, including plants, animals, microorganisms and their products obtained from agricultural activities.

The Agricultural Products Quality Safety Law provides for requirements relating to quality of agricultural products to ensure human health and safety. The state has established and continues to improve a system of agricultural product quality safety standards with compulsory technical specifications. To prevent the impairment of quality and safety of products, agricultural producers are required, in accordance with the relevant laws and regulations, to make reasonable use of agricultural raw materials, strictly comply with the regulations on the implementation of safe application intervals and periods when agricultural lands are required to lay fallow.

Agricultural enterprises are required to maintain production records of the application of agricultural raw materials, the harvest date of produce, the occurrence of plague and insect pests, if any, and extermination measures taken. Production records must be kept for at least two years.

Agricultural products for sale must be in compliance with quality and safety standards. Producers may apply for a permit agricultural marks to quality as harm-free agricultural products. Once the quality of their agricultural products meets the quality standards set by the state for high-quality agricultural products, these producers may apply to use the appropriate quality label on agricultural products.

Producers or distributors of agricultural products produced or sold that cause damage to consumers are held liable for compensation and may be subject to administrative penalties. Punitive measures for violations of the Agricultural Product Quality Safety Law include the issuance of rectification orders, stop orders against sale of agricultural products, order for innocuous treatment of the endangering products, confiscation of the sale proceeds thereof, and the imposition of fines. In the event of serious violations, the agricultural product producer or distributor may be subject to criminal liability.

Food Safety Law

The PRC government has strengthened its supervision and regulation over food safety. According to the Special Rules on Strengthening Safety Supervision of Food and Other Products, food producers and distributors are liable for the safety of food products produced or sold, including edible agricultural products, drugs and other products concerning the health and safety of human beings. Food production and distribution activities must comply with the relevant standards and requirements as provided by relevant laws and regulations. Raw materials, food additives and other materials used by food producers in their production must meet legal and industrial standards. If a producer discovers any of its potentially dangerous product that damage human health, the producer must announce such information to the public and recall such product. Violations of these special rules will subject the offenders to different levels of penalties, ranging from confiscating illegal gains, products, equipment, tools and materials used in the production of the substandard products, imposing fines and revoking relevant productions permits. Severe violations could be criminal offenses.

Under the PRC Food Safety Law enacted on July 20, 2009 and its implementation regulations, the quality and safety of edible agricultural products is governed by the Agricultural Product Quality Safety Law. The PRC Food Safety Law applies to the formulation of quality and safety standards and disclosure of safety related information of the edible agricultural products.

Food Export

Under the Measures for the Administration of Export Food Hygiene of the PRC (Provisional), manufacturers who export food products must register with the provincial administration of import-export inspection and quarantine. Food products that do not undergo export inspection or fail export inspections are not allowed to be exported.

Furthermore, according to the Provisions on the Administration of Hygiene Registration of Export Food Producing Enterprises, enterprises that produce, process or store export foods must register with the authority of the PRC State Certification and Accreditation Administration on the national level or the local administration of import-export inspection and quarantine.

Under the Notice on Strengthening Administration of the Inspection and Quarantine Registration of the Production Bases of Raw Materials for Exported Plant-derived Food, all production bases that provide raw materials for exported plant-derived foods must complete the relevant inspections and quarantine registrations. Raw materials from any unregistered production bases are not allowed to be used to process the exported plant-derived food. Since January 1, 2009, all raw materials of vegetables and edible mushrooms to be exported should be from the registered production bases.

According to the Administration Methods of Inspection and Quarantine on Vegetables Exporting to Hong Kong and Macau promulgated on April 19, 2002, a registration system is implemented for vegetable farms and markets by the inspection and quarantine authorities for vegetables exported to Hong Kong and Macau. No vegetables from unregistered farms or markets can be exported to Hong Kong or Macau.

On November 1, 2009, the Administration Methods of Inspection and Quarantine on Vegetables Exporting to Hong Kong and Macau was abolished. It was replaced by the Administration Methods on the Inspection and Quarantine Supervision on Vegetables Exporting to Hong Kong and Macau promulgated by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC. Under the new administration measures, inspection and quarantine authorities are to set up a registration system to administer vegetables production bases and processing enterprises for vegetables exported to Hong Kong and Macau. Except for vegetables that fall under the minority vegetable category prescribed by the General Administration of Quality Supervision, Inspection and Quarantine of the PRC, all vegetables production bases and processing enterprises must register with the authorities. No vegetables from the unregistered production bases are allowed to be exported to Hong Kong or Macau. “Production bases” refers to the planting locations of vegetables exported to Hong Kong and Macau; “processing enterprises” refers to enterprises engaging in vegetables purchase and primary processing for export to Hong Kong and Macau; and “minority vegetable category” refers to vegetables exported to Hong Kong and Macau with few daily supplies and not eligible for the production base registration.

Quality Marks on Agricultural Product

According to the Agricultural Product Quality Safety Law, producers of agricultural products may apply for the use of “harm-free” marks on their agricultural products. They may use this quality mark on their products if the agricultural products comply with the standards prescribed by the state for high-quality agricultural products.

According to the Administration Measures on the Harm-free Agricultural Products, the harm-free agricultural products may be authenticated by two methods, namely origin authentication and product authentication. The authentication takes into account the conformity of plantation environment, processing procedures and product quality with the relevant state standards and specifications. The producers may use harm-free marks on their agricultural products after obtaining the relevant authentication certificates.

According to the Administration Measures on Green-food Marks, without the examination and approval of the competent authorities, no person may use green-food marks on agricultural products.

According to the Administration Methods on Organic Production Authentication, food producers may only use the organic marks after obtaining the organic product certificates. These marks may be used on certain products that fall within the stipulated scope and quantity as prescribed by the organic product authentication certificates.

Land Use Rights

Collective-owned Agricultural Land in Rural Areas

According to the PRC Law on Land Administration, all lands in the PRC are either state-owned or collectively owned. Generally, lands in the urban areas of a city or town are state-owned, whereas lands in the rural areas of a city or town and all rural lands are, unless otherwise specified by law, collectively owned. When required, the state has the right to reclaim the collectively owned lands in accordance with law if such reclaim is beneficial to the public. For individuals, businesses and other organizations granted with the land use rights of state-owned or collectively-owned agricultural land, they are permitted to hold, lease and develop these lands.

Title Certificate of Collective-owned Land

According to the PRC Law on Land Administration, land located within a village or rural collective economic organization is owned as a whole by the farmers of the village or rural collective organization collectively, except for those stipulated by laws as being owned by the State, are collectively owned by rural residents. The government at the county level must register and maintain a record of the collectively owned lands, and issue “collectively-owned land ownership certificates” for farmland or “forest title certificates” for forestlands to evidence and certify the ownership of the lands concerned. Lands collectively owned by rural residents are contracted to and operated by members of the respective village or rural collective economic organization for various uses such as plantation, forestry, livestock husbandry or fishery productions.

Rural Land Contracted Operation Rights

Under the Law of the Peoples Republic of China on Land Contract in Rural Areas, or Land Contract Law, land in rural areas includes arable land, forestland and grasslands and other lands for agriculture use owned collectively by the farmers and by the State. The State applies the contractual management system in respect of lands in rural areas. These land contracts take the form of household contracts within the rural collective economic organization. Land that is not suitable for household contracts such as barren mountains, gullies, hills and beaches may be contracted in forms such as bid invitation, auction and public consultation. Anyone entering into a household contract must be a farmer household of the relevant rural collective economic organization. The term of the contracts is 30 years for arable land, 30 to 50 years for grassland, and 30 to 70 years for forestland.

A local villagers’ committee or rural collective economic organization is designated to operate and manage the rural land collectively owned by all the farmers within that village or rural collective economic organization. The local villagers’ committee or rural collective organization must enter into written contract with the farmer households granting the farmer households the right to operate the rural land. The contract becomes effective on the signing date and the farmer household is entitled, on the same date to obtain the land contracted operation rights. Local governments at or above the county level issue to the farmer households the “land contracted operation right certificates” for farmland or the “forest title certificates” for forestland to evidence the rural land contracted operation right. The rural land contracted operation right obtained through the household contract may be transferred through subcontracts, leases, exchanges or other means as prescribed under PRC law, provided that certain approvals and procedures have been complied with. However, if the farmer households transfer or assign the rural land contracted operation right before obtaining the land contracted operation right certificates, other farmers of the village or rural collective economic organization have the right to claim the transfer or assignment invalid.

The farmer households who have obtained the rural land contracted operation have the right to decide whether to transfer or assign the rural land contracted operation right and the means of transfer or assignment. Under equal conditions, members of the same village or rural collective economic organization should enjoy preemptive rights. Such preemptive rights must be claimed within a reasonable period after the issuance of the written announcement of transfer or assignment, or in case of no written announcement, within two months after the land has been used by other persons or entities outside the local village or collective economic organization. The preemptive rights will not be supported by the court if not claimed within the stipulated time period. Where the rural land contracted operation right is transferred or assigned by way of subcontracts, leases, exchanges or other means, the parties must enter into a written contract and such transfer must be filed with the local villagers’ committee and government for registration.

Environmental Protection Regulations

We are subject to a variety of governmental regulations related to environmental protection. The environmental regulations applicable to us primarily include the PRC Environmental Protection Law, the PRC Water Pollution Prevention and Control Law, the Implementation Rules of the PRC Water Pollution Prevention and Control Law, the PRC Air Pollution Prevention and Control Law, the Implementation Rules of the PRC Air Pollution Prevention and Control Law, the PRC Solid Waste Pollution Prevention and Control Law.

According to the Environment Impact Appraisal Law, to commence production which may potentially lead to environmental pollution during the course of production, an environmental impact appraisal report or form should be prepared to provide a complete and detailed evaluation of the potential pollution as well as the impact on the environment. Such environmental impact appraisal report or form should be submitted to the environment protection authorities for approval.

Furthermore, according to the Administrative Measures for Environmental Protection Inspection and Acceptance Concerning Construction Project Completion, no production activities should be commenced before the inspection and acceptance report for environmental protection is examined and approved by the competent environmental protection authorities.

Foreign Currency Exchange

Foreign currency exchange regulation in China is primarily governed by the following rules:

•	Foreign Currency Administration Rules (1996), as amended, or the Exchange Rules; and

•	Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), or the Administration Rules.

Under the Exchange Rules, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of Renminbi for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the SAFE.

Under the Administration Rules, FIEs may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by FIEs outside of China are also subject to limitations, which include approvals by the Ministry of Commerce and the State Reform and Development Commission and registration with the SAFE.

Dividend Distribution

The principal regulations governing distribution of dividends paid by wholly foreign owned enterprises include:

•	Wholly Foreign Owned Enterprise Law (1986), as amended; and

•	Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended.

Under these regulations, FIEs in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a FIE in China is required to set aside at least 10.0% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50.0% of its registered capital. These reserves are not distributable as cash dividends. The board of directors or executive director of a FIE has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation. Under the Foreign Exchange Administration Rules and the relevant regulations on foreign currency transactions, an FIE must obtain a tax clearance before it can remit dividends abroad. Moreover, an FIE may not distribute any dividends if it has “uncompensated losses” accumulating from prior years, as calculated under PRC accounting standards and regulations.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE’s Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, generally known in China as SAFE Circular No. 75, issued on October 21, 2005 and became effective on November 1, 2005, (i) a person residing in the PRC, who is referred to as a PRC resident in SAFE Circular 75, shall register with the local provincial branch of the SAFE before it establishes or controls a SPV for the purpose of overseas equity financing (including convertible debts financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into an SPV, or engages in overseas financing after contributing assets or equity interests into an SPV, such PRC resident shall register his or her interest in the SPV and the change thereof with the local provincial branch of the SAFE; and (iii) when the SPV undergoes a material event outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local provincial branch of the SAFE. PRC residents who are shareholders of SPVs established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Under SAFE Circular No. 75, failure to comply with the registration procedures set forth above may result in the penalties, including imposition of restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the SPV. See “Risk Factors — Risks Related to Doing Business in China — Regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations.”

On December 25, 2006, the People’s Bank of China promulgated the “Measures for the Administration of Individual Foreign Exchange,” and on January 5, 2007, the SAFE further promulgated the implementation rules on those measures. Both became effective on February 1, 2007. According to the implementation rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required, through the PRC subsidiary of such overseas listed company or any other qualified PRC agent, to register with the SAFE and to complete certain other procedures related to the share option or other share incentive plan. Foreign exchange income received from the sale of shares or dividends distributed by the overseas listed company may be remitted into a foreign currency account of such PRC citizen or be exchanged into Renminbi. Our PRC citizen employees who have been granted share options will be subject to the Individual Foreign Exchange Rules upon the listing of our ADSs on the NASDAQ Global Market.

Regulations on Overseas Listing

On August 8, 2006, six PRC regulatory agencies, namely the MOC, the State Assets Supervision and Administration Commission, the State Administration of Taxation, the SAIC, the CSRC, and the SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the New M&A Rule, which became effective on September 8, 2006. This New M&A Rule, as amended on June 22, 2009, purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking the CSRC approval of their overseas listings.

On December 14, 2006, the CSRC published on its official website procedures regarding its approval of overseas listings by SPVs. The CSRC approval procedures require the filing of a number of documents with the CSRC and the approval process takes several months to complete.

While the application of this new regulation remains unclear, we believe, based on the advice of our PRC counsel, Trend Associates, that CSRC approval is not required in the context of this offering because we are not an SPV covered by the new regulation as we are owned and controlled by non-PRC individuals, and all our PRC subsidiaries are foreign-funded and have been incorporated through our direct investment instead of acquisition. However, we cannot assure you that the relevant PRC government agencies, including the CSRC, would reach the same conclusion as our PRC counsel. If the CSRC or other PRC regulatory body subsequently determines that we need to obtain the CSRC’s approval for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from this offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as on the trading price of our ADSs and ability to complete this offering. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered by this prospectus. The New M&A Rule also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the MOC be notified in advance of any change of control transaction in which a foreign investor takes control of a PRC domestic enterprise. See “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering under a recently adopted PRC regulation; any requirement to obtain prior CSRC approval could delay this offering and a failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs, and may also create uncertainties for this offering; the regulation also establishes more complex procedures for acquisitions conducted by foreign investors which could make it more difficult to pursue growth through acquisitions.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (2007 Revision) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 4,000,000,000 ordinary shares, with a par value of $0.01 each, and 1,000,000,000 preferred shares, with a par value of $0.01 each. As of the date of this offering, 215,060,000 series A preferred shares, with a par value of $0.01 each, 80,710,000 series A1 preferred shares, with a par value of $0.01 each, 329,100,000 series B preferred shares, with a par value of $0.01 each, and 79,127,000 series B1 preferred shares, with a par value of $0.01 each are issued and outstanding. All of our series A, series A1, series B and series B1 preferred shares will automatically convert into our ordinary shares upon the completion of this offering.

Our shareholders have recently approved an amended and restated memorandum and articles of association of our company, which will become effective immediately upon the trading of our ADSs on the NASDAQ Global Market. The following are summaries of material provisions of our second amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their ordinary shares.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or by any shareholder present in person or by proxy.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one-third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least ten percent of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our second amended and restated memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The ordinary shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by our second amended and restated memorandum and articles of association.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Changes in Capital

We may from time to time by ordinary resolutions:

•	increase the share capital by such sum, to be divided into shares of such classes and amount, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of a larger amount than our existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	sub-divide our existing shares, or any of them into shares of a smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived;

•	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

History of Securities Issuances

Ordinary Shares

China Linong was incorporated in the British Virgin Islands on March 24, 2006. China Linong issued a total of 1,050 ordinary shares, par value $1.00 each, to the following parties: 613 shares to Grow Grand, 60 shares to Magnetic Star, 60 shares to Limewater Limited, or Limewater, 60 shares to Natural Eternity Limited, or Natural Eternity, 70 shares to Honeycomb, 60 shares to Win Seasons Finance Ltd, or Win Seasons, 77 shares to Valuetrue and 50 shares to Natural Scent Limited, or Natural Scent. Subsequently, pursuant to a shareholders’ resolution passed on March 21, 2008, the par value of each ordinary share changed from $1.00 to $0.001.

In July 2010, as part of our restructuring, we issued ordinary shares to existing shareholders of China Linong in exchange for their ordinary shares of China Linong at a 1 to 1,000 ratio.

In October 2010, we issued 66,579,999 ordinary shares pursuant to the exercise of options at an exercise price of $0.0354 per share, and 13,014,000 ordinary shares pursuant to the exercise of share options at an exercise price of $0.0729 per share.

Preferred Shares

On April 12, 2006, China Linong issued in a private placement 169.38 series A preferred shares to Sequoia China for an aggregate amount of $3,150,383.31, 19.46 series A preferred shares to Sequoia China Partners Fund for an aggregate amount of $361,946.27, and 26.22 series A preferred shares to Sequoia China Principals Fund for an aggregate amount of $487,678.89. A total of 215.06 series A preferred shares were issued in this private placement for an aggregate amount of $4,000,008.47.

On February 14, 2007, China Linong issued in a private placement 31.784 series A1 preferred shares to Sequoia China for an aggregate amount of $1,575,200, 3.652 series A1 preferred shares to Sequoia China Partners Fund for an aggregate amount of $181,000, 4.919 series A1 preferred shares to Sequoia China Principals Fund for an aggregate amount of $243,800, 24.213 series A1 preferred shares to Grow Grand for an aggregate amount of $1.2 million, and 16.142 series A1 preferred shares to Honeycomb for an aggregate amount of $800,000. A total of 80.71 series A1 preferred shares were issued in this private placement for an aggregate amount of $4.0 million.

On March 21, 2008, China Linong issued in a private placement 75,420 series B preferred shares to Sequoia China Growth Fund for an aggregate amount of $5,500,237, 130,270 series B preferred shares to SIG China for an aggregate amount of $9,500,344, 89,056 series B preferred shares to Pacven VI for an aggregate amount of $6,494,685, 6,934 series B preferred shares to Pacven VI Parallel for an aggregate amount of $505,683, and 27,420 series B preferred shares to PreIPO Capital for an aggregate amount of $1,999,688. A total of 329,100 series B preferred shares were issued in this private placement for an aggregate amount of $24,000,637.

On April 10, 2008, PreIPO Capital transferred all its interest in series B preferred shares in China Linong to its affiliate, Made In China Ltd. As a result of the transfer, Made In China Ltd. replaced PreIPO Capital as the holder of 27,420 series B preferred shares. On July 18, 2008, Sequoia China Growth Fund sold part of its interest in series B preferred shares to its affiliates Sequoia China Growth Partners Fund and Sequoia China GF Principals Fund for a consideration of $701,860. As a result of the sale, Sequoia China Growth Partners Fund and Sequoia China GF Principals Fund were the holders of 1,554 and 8,070 series B preferred shares, respectively.

On December 22, 2009, China Linong issued in a private placement an aggregate of 79,127 series B1 preferred shares for a total consideration of $5,999,320 to a group of investors, including Grow Grand, Magnetic Star, Honeycomb, Valuetrue, Chic Holdings, Lu Rong, SIG China, Pacven Ventures, Pacven Ventures Parallel, Sequoia China, Sequoia China Partners Fund, Sequoia China Principals Fund, Sequoia China Growth Fund, Sequoia China Growth Partners Fund, Sequoia China GF Principals Fund and Made In China Ltd.

Subsequently, on January 19, 2010, Sequoia China, Sequoia China Partners Fund, and Sequoia China Principals Fund collectively transferred all 12,067 series B1 preferred shares of China Linong to Sequoia China Growth Fund, Sequoia China Growth Partners Fund, Sequoia China GF Principals Fund for a consideration of $913,471.90. As a result, the transferors no longer hold series B1 preferred shares, whereas Sequoia China Growth Fund increased its series B1 shareholdings by 10,525 shares, Sequoia China Growth Partners Fund increased its series B1 shareholdings by 251 shares, and Sequoia China GF Principals Fund increased its series B1 shareholdings by 1,291 shares. In July 2010, all of China Linong’s preferred shares were exchanged for our preferred shares at a 1 to 1,000 ratio. Each of our preferred shares will automatically convert into one ordinary share immediately upon the closing of this initial public offering, subject to customary anti-dilution provisions.

Option Grants

We have granted options to certain of our directors, officers, employees and consultants. As of the date hereof, options to purchase an aggregate of 198,416,001 ordinary shares were outstanding. See “Management — Share Incentive Plan.”

Differences in Corporate Law

The Companies Law is modeled after that of the United Kingdom but does not follow recent United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to Delaware corporations and their shareholders.

Mergers and Similar Arrangements

Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the due majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a take-over offer is made and accepted by holders of 90.0% of the shares (within four months), the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which in all likelihood would be persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply if:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be duly effected if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components, the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director must act in a manner he or she reasonably believes to be in the best interests of the corporation. A director must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving towards an objective standard with regard to the required skill and care.

Under our post-offering memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company must declare the nature of their interest at a meeting of the board of directors. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Shareholder Action by Written Resolution

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Under Cayman Islands law, a corporation may eliminate the ability of shareholders to approve corporate matters by way of written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matters at a general meeting without a meeting being held. Our post-offering memorandum and articles of association allow shareholders to act by written resolutions.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled for a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under Cayman Islands law, our post-offering memorandum and articles of association do not provide for cumulative voting.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our post-offering memorandum and articles of association, directors can be removed, except in limited circumstances, only by the vote of holders of at least two-thirds of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date on which such person becomes an interested shareholder. An interested shareholder generally is one which owns or owned 15% or more of the target’s outstanding voting shares within the past three years. This has the effect of limiting the ability of a potential acquiror to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction that resulted in the person becoming an interested shareholder. This encourages any potential acquiror of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions entered into must be bona fide in the best interests of the company and not with the effect of perpetrating a fraud on the minority shareholders.

Dissolution and Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. The Delaware General Corporation Law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors. Under our post-offering memorandum and articles of association, if our company is wound up, the liquidator of our company may distribute the assets only by the vote of holders of a majority of our outstanding shares being entitled to vote in person or by proxy at a shareholder meeting.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our post-offering memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote of holders of a majority of the shares of such class entitled to vote in person or by proxy at a shareholder meeting.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Our post-offering memorandum and articles of association may only be amended with the vote of holders of two-thirds of our shares entitled to vote in person or by proxy at a shareholder meeting.

Inspection of Books and Records

Under the Delaware General Corporation Law, any shareholder of a corporation may for any proper purpose inspect or make copies of the corporation’s stock ledger, list of shareholders and other books and records. Holders of our shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we intend to provide our shareholders with annual reports containing audited financial statements.

Anti-takeover Provisions

Some provisions of our post-offering memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including a provision that authorizes our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by foreign law or by our post-offering memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our post-offering memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Registration Rights

Pursuant to the shareholders agreement entered into on January 18, 2010, China Linong has granted certain registration rights to holders of our registrable securities, which mean ordinary shares issuable or issued upon conversion of our series A, series A1, series B and series B1 preferred shares. Set forth below is a description of the registration rights.

Demand Registration Rights.  At any time after the earlier of (i) July 16, 2012, or (ii) 180 days after the initial public offering, holders of at least 50% of the series B preferred shares or holders of at least 50% of all registrable securities then outstanding have the right to demand that we file a registration statement under the Securities Act covering the registration of such holders’ registrable securities. We, however, are not obligated to effect (i) more than two demand registration initiated by holders of series B1 preferred shares, or (ii) more than two demand registration initiated by the holders of at least 50% of the registrable securities then outstanding. We have the ability to delay the filing of a registration statement for no more than 90 days if we furnish to the holders a certificate signed by our president or chief executive officer stating that in the good faith judgment of the board, it would be materially detrimental to the shareholders and us to file the registration statement at such time.

Piggyback Registration Rights.  If we propose to register any of our shares under the Securities Act in connection with a public offering of such securities, we must offer the holder of the registrable securities then outstanding the opportunity to include all or part of their securities in the registration statement. If a registration statement relates to an underwritten offering and the managing underwriter determines in good faith that marketing factors limit the number of shares to be underwritten, the managing underwriter has the right to allocate the shares to be underwritten first to our company, second to the holders of registrable securities and then to the holders of other securities.

Form F-3 Registration Rights.  When we become eligible to use Form F-3 to register our securities, the holders of our B1 preferred shares or holders of majority of all registrable securities then outstanding have the right to request that we file a registration statement on Form F-3. We, however, are not obligated to effect the registration if the holders propose to sell the registrable securities at an aggregate price to the public of less than $500,000.

Expenses of Registration.  We will bear all registration expenses including registration and filing fees, printing expenses, counsel’s fees, blue sky fees and expenses. The holders of registrable securities then outstanding participating in the registration will bear the selling expenses payable to underwriters or brokers in connection to the offering on a pro rata basis.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

Citibank, N.A. has agreed to act as the depositary for the American depositary shares. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. American depositary shares are frequently referred to as “ADSs” and represent rights and interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as “American depositary receipts” or “ADRs.” The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, Hong Kong, located at 10/F, Harbour Front (II), 22, Tak Fung Street, Hung Hom, Kowloon, Hong Kong.

We will appoint Citibank as depositary pursuant to a deposit agreement. A copy of the deposit agreement is on file with the SEC under cover of a Registration Statement on Form F-6. You may obtain a copy of the deposit agreement from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and from the SEC’s website (www.sec.gov).

We are providing you with a summary description of the material terms of the ADSs and of your material rights as an owner of ADSs. Please remember that summaries by their nature lack the precision of the information summarized and that the rights and obligations of an owner of ADSs will be determined by reference to the terms of the deposit agreement and not by this summary. We urge you to review the deposit agreement in its entirety.

Each ADS represents the right to receive 50 ordinary shares on deposit with the custodian. An ADS also represents the right to receive any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations.

If you become an owner of ADSs, you will become a party to the deposit agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the Depositary. As an ADS holder you appoint the Depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of the Cayman Islands, which may be different from the laws in the United States.

In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on behalf of you to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.

As an owner of ADSs, you may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the “direct registration system” or “DRS”). The direct registration system reflects the uncertificated (bookentry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company (“DTC”), the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder.” When we refer to “you,” we assume the reader owns ADSs and will own ADSs at the relevant time.

Dividends and Distributions

As a holder, you generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders will receive such distributions under the terms of the deposit agreement in proportion to the number of ADSs held as of a specified record date.

Distributions of Cash

Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the Depositary will arrange for the funds to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of the Cayman Islands.

The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The amounts distributed to holders will be net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. The Depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.

The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement.

Distributions of Ordinary Shares

Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary share ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold and the proceeds of such sale will be distributed as in the case of a cash distribution.

The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes or governmental charges, the Depositary may sell all or a portion of the new ordinary shares so distributed.

No such distribution of new ADSs will be made if it would violate a law (i.e., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the deposit agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.

Distributions of Rights

Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.

The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all of the documentation contemplated in the deposit agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.

The depositary will not distribute the rights to you if:

•	we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or

•	we fail to deliver satisfactory documents to the depositary; or

•	it is not reasonably practicable to distribute the rights.

The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.

Elective Distributions

Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the Depositary in determining whether such distribution is lawful and reasonably practicable.

The depositary will make the election available to you only if it is reasonably practicable and if we have provided all of the documentation contemplated in the deposit agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the deposit agreement.

If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder would receive upon failing to make an election, as more fully described in the deposit agreement.

Other Distributions

Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.

If it is reasonably practicable to distribute such property to you and if we provide all of the documentation contemplated in the deposit agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the deposit agreement. In order to pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.

The depositary will not distribute the property to you and will sell the property if:

•	we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or

•	we do not deliver satisfactory documents to the depositary; or

•	the depositary determines that all or a portion of the distribution to you is not reasonably practicable.

The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.

Redemption

At our sole discretion, we may decide to redeem any of the securities on deposit with the custodian and timely notify the depositary of such redemption. If it is practicable and if we provide all of the documentation contemplated in the deposit agreement, the depositary will provide notice of the redemption to the holders.

The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received into U.S. dollars upon the terms of the deposit agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the Depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.

Changes Affecting Ordinary Shares

The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal or par value, a split-up, cancellation, consolidation or reclassification of such ordinary shares or a recapitalization, reorganization, merger, consolidation or sale of assets.

If any such change were to occur, your ADSs would, to the extent permitted by law, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The Depositary may in such circumstances deliver new ADSs to you, amend the deposit agreement, the ADRs and the applicable registration statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the Depositary may not lawfully distribute such property to you, the Depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.

Issuance of ADSs upon Deposit of Ordinary Shares

The depositary may create ADSs on your behalf if you or your broker deposit ordinary shares with the custodian. The depositary will deliver these ADSs to the person you indicate only after you pay any applicable issuance fees and any charges and taxes payable for the transfer of ordinary shares to the custodian. Your ability to deposit ordinary shares and receive ADSs may be limited by U.S. and Cayman Islands legal considerations applicable at the time of deposit.

The issuance of ADSs may be delayed until the depositary or the custodian receives confirmation that all required approvals have been given and that the ordinary shares have been duly transferred to the custodian. The depositary will only issue ADSs in whole numbers.

When you make a deposit of ordinary shares, you will be responsible for transferring good and valid title to the depositary. As such, you will be deemed to represent and warrant that:

•	the ordinary shares are duly authorized, validly issued, fully paid, non-assessable and legally obtained;

•	all preemptive (and similar) rights, if any, with respect to such ordinary shares have been validly waived or exercised;

•	you are duly authorized to deposit the ordinary shares;

•	the ordinary shares presented for deposit are free and clear of any lien, encumbrance, security interest, charge, mortgage or adverse claim, and are not, and the ADSs issuable upon such deposit will not be, “restricted securities” (as defined in the deposit agreement); and

•	the ordinary shares presented for deposit have not been stripped of any rights or entitlements.

If any of the representations or warranties are incorrect in any way, we and the Depositary may, at your cost and expense, take any and all actions necessary to correct the consequences of the misrepresentations.

Transfer, Combination and Split Up of ADRs

As an ADR holder, you will be entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:

•	ensure that the surrendered ADR certificate is properly endorsed or otherwise in proper form for transfer;

•	provide such proof of identity and genuineness of signatures as the depositary deems appropriate;

•	provide any transfer stamps required by the State of New York or the United States; and

•	pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the deposit agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the deposit agreement, upon a combination or split up of ADRs.

Withdrawal of Ordinary Shares Upon Cancellation of ADSs

As a holder, you will be entitled to present your ADSs to the Depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary may be limited by U.S. and Cayman Islands legal considerations applicable at the time of withdrawal. In order to withdraw the ordinary shares represented by your ADSs, you will be required to pay to the Depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares being withdrawn. You assume the risk for delivery of all funds and securities upon withdrawal. Once canceled, the ADSs will not have any rights under the deposit agreement.

If you hold ADSs registered in your name, the Depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the Depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the Depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the Depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.

You will have the right to withdraw the securities represented by your ADSs at any time except for:

•	temporary delays that may arise because (i) the transfer books for the ordinary shares or ADSs are closed, or (ii) ordinary shares are immobilized on account of a shareholders’ meeting or a payment of dividends;

•	obligations to pay fees, taxes and similar charges; and

•	restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.

The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.

Voting Rights

As a holder, you generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in “Description of Share Capital — Ordinary Shares — Voting Rights.”

At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the Depositary to exercise the voting rights of the securities represented by the ADSs and a brief statement as to the manner in which such voting instructions may be given to the depositary. The notice will also include a statement that voting instructions may be deemed to have been given if no instructions are received prior to the deadline set for such purposes to the depositary to give a discretionary proxy to a person designated by us.

We have advised the depositary that under our new articles of association, which will take effect upon closing of this offering, any resolution put to the vote of a meeting of the shareholders shall be decided on a poll. Under our new articles of association, a poll shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting.

If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with the voting instructions received from such holder of ADSs.

If (i) we shall have timely requested that the depositary distribute materials to the holders in connection with a meeting at which the holders of Deposited Securities are entitled to vote and (ii) the Depositary does not receive timely instructions from a holder on or before the date established by the depositary for such purpose, such holder shall be deemed to have instructed the Depositary to give a discretionary proxy to a person designated by us with respect to the securities represented by such holder’s ADSs, and the depositary shall give such discretionary proxy to the person designated by us, except that no discretionary proxy shall be given with respect to any matter as to which we inform the depositary that (x) we do not wish such proxy given, (y) substantial opposition exists or (z) such matter materially and adversely affects the rights of shareholders.

Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.

Fees and Charges

As an ADS holder, you will be required to pay the following service fees to the Depositary:

Service	Fees

• Issuance of ADSs	Up to $0.05 per ADS issued
• Cancellation of ADSs	Up to $0.05 per ADS canceled
• Distribution of cash dividends or other cash distributions	Up to $0.05 per ADS held
• Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights	Up to $0.05 per ADS held
• Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to $0.05 per ADS held
• Depositary Services	Up to $0.05 per ADS held on the applicable record date(s) established by the Depositary
• Transfer of ADRs	$1.50 per certificate presented for transfer

As an ADS holder you will also be responsible to pay certain fees and expenses incurred by the depositary and certain taxes and governmental charges such as:

•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary banks by the brokers (on behalf of their clients) receiving the newly issued ADSs from the Depositary banks and by the brokers (on behalf of their clients) delivering the ADSs to the Depositary banks for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the Depositary services fee are charged by the Depositary banks to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the Depositary sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the Depositary generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the Depositary.

In the event of refusal to pay the depositary fees, the depositary may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the Depositary fees from any distribution to be made to the ADS holder.

Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the Depositary. You will receive prior notice of such changes.

The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the Depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the Depositary may agree from time to time.

Amendments and Termination

We may agree with the depositary to modify the deposit agreement at any time without your consent. We undertake to give holders 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.

You will be bound by the modifications to the deposit agreement if you continue to hold your ADSs after the modifications to the deposit agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).

We have the right to direct the depositary to terminate the deposit agreement. Similarly, the Depositary may in certain circumstances on its own initiative terminate the deposit agreement. In either case, the Depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the deposit agreement will be unaffected.

After termination, the Depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the Depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest bearing account. At that point, the Depositary will have no further obligations to holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).

Books of Depositary

The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.

The depositary will maintain in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.

Limitations on Obligations and Liabilities

The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:

•	We and the depositary are obligated only to take the actions specifically stated in the deposit agreement without negligence or bad faith.

•	The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the deposit agreement.

•	The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the deposit agreement, for the timeliness of any of our notices or for our failure to give notice.

•	We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the deposit agreement.

•	We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the deposit agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our memorandum and articles of association, any provision of or governing the securities on deposit or by reason of any act of God or war or other circumstances beyond our control.

•	We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for the deposit agreement or in our amended and restated memorandum and articles of association or in any provisions of or governing the securities on deposit.

•	We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting ordinary shares for deposit, any holder of ADSs or authorized representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.

•	We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit which is made available to holders of ordinary shares but is not, under the terms of the deposit agreement, made available to you.

•	We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.

•	We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the deposit agreement.

Pre-Release Transactions

Subject to the terms and conditions of the deposit agreement, the depositary bank may issue ADSs to broker/dealers before receiving a deposit of ordinary shares or release ordinary shares to broker/dealers before receiving ADSs for cancellation. These transactions are commonly referred to as “pre-release transactions” and are entered into between the depositary bank and the applicable broker/dealer. The deposit agreement limits the aggregate size of pre-release transactions (not to exceed 30% of the shares or deposit in the aggregate) and imposes a number of conditions on such transactions (i.e., the need to fully collateralize such transactions, the type of collateral required, the representations required from brokers, etc.). The depositary bank may retain the compensation received from the pre-release transactions.

Taxes

You will be responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the Depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You will be liable for any deficiency if the sale proceeds do not cover the taxes that are due.

The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable holder. The Depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the Depositary and to the custodian proof of taxpayer status and residence and such other information as the Depositary and the custodian may require to fulfill legal obligations. You are required to indemnify us, the Depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.

Foreign Currency Conversion

The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the deposit agreement. You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.

If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take the following actions in its discretion:

•	Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the holders for whom the conversion and distribution is lawful and practical.

•	Distribute the foreign currency to holders for whom the distribution is lawful and practical.

Hold the foreign currency (without liability for interest) for the applicable holders.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 10,871,599 outstanding ADSs representing approximately 23.7% of our ordinary shares in issue. All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales or perceived sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while application has been made for the ADSs to be listed on the NASDAQ Global Market, we cannot assure you that a regular trading market for our ADSs will develop. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-up Agreements

Each of our directors, executive officers and certain of our other existing shareholders has agreed, subject to some exceptions, not to transfer or dispose of, directly or indirectly, any of our ordinary shares, in the form of ADSs or otherwise, or any securities convertible into or exchangeable or exercisable for our ordinary shares, in the form of ADSs or otherwise, for a period of 180 days after the date this prospectus becomes effective. After the expiration of the 180-day period, the ordinary shares or ADSs held by the selling shareholders, our directors, executive officers or certain of our other existing shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day restricted period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless, with respect to the restricted period applicable to us and our selling shareholders, directors, executive officers and certain other existing shareholders, such extension is waived by the representatives on behalf of the underwriters.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

•	1% of the number of ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 22,935,910 shares immediately after this offering; or

•	the average weekly trading volume of the ADSs representing our ordinary shares on the NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

In addition, in each case, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Registration Rights

Upon completion of this offering, certain holders of our ordinary shares, in the form of ADSs or otherwise, or their transferees will be entitled to request that we register their shares under the Securities Act, following the expiration of the lock-up agreements described above. See “Description of Share Capital — Registration Rights.”

TAXATION

The following summary of the material Cayman Islands and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it is the opinion of Maples and Calder, our Cayman Islands counsel. To the extent that the discussion relates to matters of U.S. federal income tax law, it is the opinion of Latham & Watkins, our U.S. counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands

United States Federal Income Taxation

The following discussion describes the material U.S. federal income tax consequences to U.S. Holders (defined below) under present law of an investment in the ADSs or ordinary shares. This summary applies only to investors that hold the ADSs or ordinary shares as capital assets and that have the U.S. dollar as their functional currency. This discussion is based on the tax laws of the United States as in effect on the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ADS or ordinary share as part of a straddle, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock;

•	persons who acquired ADSs or ordinary shares pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding ADSs or ordinary shares through partnerships or other pass-through entities.

PROSPECTIVE PURCHASERS ARE URGED TO CONSULT THEIR TAX ADVISORS ABOUT THE APPLICATION OF THE U.S. FEDERAL TAX RULES TO THEIR PARTICULAR CIRCUMSTANCES AS WELL AS THE STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF ADSs OR ORDINARY SHARES.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or ordinary shares and you are, for U.S. federal income tax purposes,

•	a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in partnership or other entity taxable as a partnership that holds ADSs or ordinary shares, your tax treatment generally will depend on your status and the activities of the partnership.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs should not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under U.S. Internal Revenue Service authority, ADSs will be considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the NASDAQ Global Market, as our ADSs are expected to be. Based on existing guidance, it is not entirely clear whether dividends that you receive with respect to the ordinary shares will be taxed as qualified dividend income, because the ordinary shares are not themselves listed on a U.S. exchange. There can be no assurance that the ADSs will be considered readily tradable on an established market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. Dividends will constitute foreign source income for foreign tax credit limitation purposes, and generally will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will generally be treated (and reported) as a dividend even if that distribution would otherwise be treated as a non-taxable return as capital or as capital gain under the rules discussed above.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes (in the case of losses, subject to certain limitations).

Passive Foreign Investment Company

We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year ending March 31, 2011 or for any future taxable year. Our expectation for our current taxable year is based in part on our estimates of the value of our assets as determined based on the price of the ADSs and our ordinary shares in this offering and the expected price of the ADSs and our ordinary shares following the offering. Our actual PFIC status for any taxable year will not be determinable until the close of such taxable year, and, accordingly, there is no guarantee that we will not be a PFIC for the current taxable year or any future taxable year. Latham & Watkins, our special U.S. counsel, expresses no opinion with respect to our PFIC status and expresses no opinion with respect to our expectations set forth in this paragraph. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, our PFIC status may be determined in large part based on the market price of our ADSs and ordinary shares which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares for which a mark-to-market election was made, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares for which a mark-to-market election was made, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs would apply to distributions by us (except that the applicable capital gain rate for “qualified dividend income” discussed above would not apply).

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, as defined in applicable U.S. Treasury regulations. We expect that the ADSs will be listed on the NASDAQ Global Market and, consequently, if you are a holder of ADSs the mark-to-market election would be available to you were we to be or become a PFIC. You will not be able to make a mark-to-market election with respect to stock of any lower-tier PFIC. You should consult your tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.

Alternatively, if a non-U.S. corporation is a PFIC, a holder of shares in that corporation can avoid taxation under the rules described above by making a “qualified electing fund” election to include its share of the corporation’s income on a current basis, or a “deemed sale” election once the corporation no longer qualifies as a PFIC. However, you can make a qualified electing fund election with respect to your ADSs or ordinary shares only if we agree to furnish you annually with certain tax information, and we do not intend to prepare or provide such information.

Under newly enacted legislation, unless otherwise provided by the U.S. Treasury, each U.S. shareholder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. Prior to such legislation, a U.S. shareholder of a PFIC was required to file U.S. Internal Revenue Service Form 8621 only for each taxable year in which such shareholder received distributions from the PFIC, recognized gain on a disposition of the PFIC stock, or made a “reportable election.” If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

New Legislation

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of common stock for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in our ADSs or ordinary shares, subject to certain exceptions. U.S. Holders are urged to consult their tax advisor regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of our ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of ADSs or ordinary shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

UNDERWRITING

We and the selling shareholders intend to offer the ADSs through the underwriters named below. Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS AG are acting as the representatives of each of the underwriters named below. Subject to the terms and conditions of the underwriting agreement to be entered into among us, the selling shareholders and the underwriters, each of the underwriters has severally agreed to purchase, and we have agreed to sell to them, the number of ADSs indicated in the following table.

Underwriters	Number of ADSs

Merrill Lynch, Pierce, Fenner & Smith Incorporated
UBS AG
Piper Jaffray & Co.
Oppenheimer & Co. Inc.

Total	10,871,599

Merrill Lynch, Pierce, Fenner & Smith Incorporated and UBS AG are acting as the joint book runners for this offering.

The underwriters are committed, severally and not jointly, to take and pay for all of the ADSs offered by us if any ADSs are taken, other than the ADSs covered by the over-allotment option described below unless and until this option is exercised. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the ADSs offered by this prospectus are subject to certain conditions, including the absence of any material adverse change in our business, the receipt of certain certificates, opinions and letters from us, our counsel and the independent accountants and the approval of legal matters by their counsel. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or this offering may be terminated.

We and the selling shareholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and the applicable securities laws, and to contribute to payments the underwriters may be required to make in respect of these liabilities, losses and expenses.

Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC. UBS AG will make offers and sales in the United States through its registered broker-dealer affiliate in the United States, UBS Securities LLC.

Over-allotment Option

Certain selling shareholders have granted to the underwriters an option to purchase up to 1,630,740 additional ADSs at the initial public offering price set forth on the cover page of this prospectus, less the underwriting discounts and commissions. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any over-allotments. If the underwriters exercise this option, each of the underwriters will become obligated, subject to certain conditions contained in the underwriting agreement, to purchase a number of additional ADSs proportionate to the underwriters’ initial amount specified in the table above.

Commissions and Discounts

ADSs sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any ADSs sold by the underwriters to securities dealers may be sold at a discount of up to US$      per ADS from the initial public offering price. Any of these securities dealers may resell any ADSs purchased from the underwriters to certain other brokers or dealers at a discount of up to US$      per ADS from the initial public offering price. After the initial public offering of the ADSs, the offering price and other selling terms may be changed by the underwriters. If all the ADSs are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to confirm sales to discretionary accounts in excess of 5% of the ADSs offered in this offering.

The total underwriting discounts and commissions that we and the selling shareholders will pay to the underwriters will be     % of the total offering price of the ADSs. The following table shows the public offering price, underwriting discounts and commissions and proceeds before expenses to us and the selling shareholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase the additional ADSs.

	Per Share	No Exercise	Full Exercise
	$	$	$

Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us
Proceeds, before expenses, to the selling shareholders

No Sales of Similar Securities

We, our executive officers, directors and certain employees and all of our existing shareholders and optionholders have agreed not to, for a period of 180 days after the date of this prospectus, without the prior written consent of the representatives on behalf of the underwriters, (1) offer, sell, pledge, contract to sell, announce the intention to sell, issue, lend, grant or purchase any option, right or warrant for the sale of, or otherwise dispose of or transfer, any of our ADSs or ordinary shares or any securities that are convertible into or exercisable or exchangeable for our ADSs or ordinary shares; (2) file with the SEC a registration statement under the Securities Act relating to any of our ADSs or ordinary shares; or (3) enter into any swap or other agreement or transaction that transfers, in whole or in part, the economic consequences of ownership of our ADSs or ordinary shares, except for the (1) sale and transfer of ADSs and the underlying ordinary shares in this offering; (2) issuance of share options to our directors, officers and employees; (3) sale and transfer of our ADSs acquired in open market after the completion of this offering; and (5) transfer of our ADSs or ordinary shares to affiliates or immediate family members of such persons. In addition, we and each such person agrees that, without the prior written consent of each of the representatives on behalf of the underwriters, it will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any ADSs or ordinary shares or any security convertible into or exercisable or exchangeable for our ADSs or ordinary shares.

The 180-day lock-up period will be automatically extended if (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up period. In either case, the expiration of the lock-up period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension. At any time and without public notice, the representatives may, in their sole discretion, provide consent to release some or all the ADSs from these lock-up agreements.

Reserved Share Program

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 8% of the ADSs offered by this prospectus for sale to some of our directors, officers, employees, business associates and related persons. If these persons purchase reserved ADSs, it will reduce the number of ADSs available for sale to the general public. Any reserved ADSs that are not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs offered by this prospectus.

Price Determination and Listing on the NASDAQ Global Market

Prior to this offering, there has been no public market for the ADSs. The initial public offering price will be negotiated between us and the representatives. In additional to prevailing market conditions, the factors to be considered in determining the initial public offering price include our historical performance, estimates of our business potential and earnings prospects, the present state of our development, the valuation multiples of publicly traded companies that the representatives believe to be comparable to us, the history of, and the prospects for, the industry in which we compete and other factors deemed relevant by the representatives and us. It is also possible that after this offering, our ADSs will not trade in the public market at or above the initial public offering price.

Application has been made for the ADSs to be approved for listing on the NASDAQ Global Market under the symbol “GAGA.” In order to meet one of the requirements for listing on the NASDAQ Global Market, the underwriters have undertaken to sell ADSs to a minimum number of beneficial owners as required by that exchange.

Price Stabilization, Short Positions and Penalty Bids

The underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our ADSs, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our ADSs prior to the completion of this offering. These transactions may also include making short sales of our ADSs.

Short sales involve the sale by the underwriters of a greater number of ADSs than they are required to purchase in this offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional ADSs from the selling shareholders in this offering. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs or purchasing ADSs in the open market. In determining the source of ADSs to close out the covered short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase additional ADSs pursuant to the option granted to them. “Naked” short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in this offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased ADSs sold by or for the account of such underwriter in stabilizing or short covering transactions. The imposition of a penalty bid may also affect the price of ADSs in that it discourages the resales of those ADSs.

Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the ADSs, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the NASDAQ Global Market or otherwise.

None of us, the selling shareholders and any of our underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the ADSs. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Other Relationships

The underwriters and their respective affiliates may in the future engage in various investment banking services and other commercial dealings with us in the ordinary course of business, for which they will receive customary fees and expenses.

The underwriters and their affiliates may from time to time in the future engage in transactions with us and perform services for us in the ordinary course of their business.

Electronic Prospectus

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives will be facilitating Internet distribution for this offering to certain of their respective Internet subscription customers. An electronic prospectus may be made available on the Internet website maintained by one or more of the representatives. Other than the prospectus in electronic format, the information contained on, or that may be accessed through, the website of any of the representatives is not part of this prospectus.

The addresses of the representatives of the underwriters are as follows:

The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, New York 10036, United States.

The address of UBS AG is 52/F, Two International Finance Center, 8 Finance Street, Central, Hong Kong.

Selling Restrictions

General

No action has been or will be taken by us or by any underwriter in any jurisdiction except in the United States that would permit a public offering of our ADSs, or the possession, circulation or distribution of a prospectus or any other material relating to us and our ADSs in any country or jurisdiction where action for that purpose is required. Accordingly, our ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other material or advertisements in connection with this offering may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

This prospectus may be used by the underwriters and other dealers in connection with offers and sales of the ADSs, including sales of ADSs initially sold by the underwriters in the offering being made outside of the United States, to persons located in the United States.

Australia

This prospectus is not a formal disclosure document and has not been, nor will be, lodged with the Australian Securities and Investments Commission. It does not purport to contain all information that an investor or their professional advisers would expect to find in a prospectus or other disclosure document (as defined in the Corporations Act 2001 (Australia)) for the purposes of Part 6D.2 of the Corporations Act 2001 (Australia) or in a product disclosure statement for the purposes of Part 7.9 of the Corporations Act 2001 (Australia), in either case, in relation to the ADSs.

Accordingly, (i) the offer of the ADSs under this prospectus is only made to persons to whom it is lawful to offer the ADSs without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the ADSs sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

European Economic Area

In relation to each Member State of the European Economic Area, or EEA, which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from, and including, the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), an offer to the public of our ADSs which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that, with effect from, and including, the Relevant Implementation Date, an offer to the public in that Relevant Member State of our ADSs may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(1) to legal entities which are authorized or regulated to operate in the financial markets, or, if not so authorized or regulated, whose corporate purpose is solely to invest in our ADSs;

(2) to any legal entity which has two or more of: (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000 and (iii) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(3) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representative for any such offer; or

(4) in any other circumstances falling within Article 3(2) of the Prospectus Directive provided that no such offer of our ADSs shall result in a requirement for the publication by us or any underwriter or agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

As used above, the expression “offered to the public” in relation to any of our ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our ADSs to be offered so as to enable an investor to decide to purchase or subscribe for our ADSs, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

This prospectus is only being distributed to and is only directed at: (1) persons who are outside the United Kingdom; (2) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (3) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons falling within (1)-(3) together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore and in Singapore, the offer and sale of our ADSs is made pursuant to exemptions provided in sections 274 and 275 of the Securities and Futures Act, Chapter 289 of Singapore (“SFA”). Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our ADSs may not be circulated or distributed, nor may our ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor as defined in Section 4A of the SFA pursuant to Section 274 of the SFA, (ii) to a relevant person as defined in section 275(2) of the SFA pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with the conditions (if any) set forth in the SFA. Moreover, this document is not a prospectus as defined in the SFA. Accordingly, statutory liability under the SFA in relation to the content of prospectuses would not apply. Prospective investors in Singapore should consider carefully whether an investment in our ADSs is suitable for them.

Where our ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a) by a corporation (which is not an accredited investor as defined in Section 4A of the SFA) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b) for a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

ADSs of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the ADSs under Section 275 of the SFA, except:

(1) to an institutional investor (for corporations under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or any person pursuant to an offer that is made on terms that such ADSs of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of ADSs or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2) where no consideration is given for the transfer; or

(3) where the transfer is by operation of law.

In addition, investors in Singapore should note that the ADSs acquired by them are subject to resale and transfer restrictions specified under Section 276 of the SFA, and they, therefore, should seek their own legal advice before effecting any resale or transfer of their ADSs.

Hong Kong

Our ADSs may not be offered or sold in Hong Kong, by means of this prospectus or any document other than (1) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (2) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong). No advertisement, invitation or document relating to our ADSs may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Japan

Our ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and our ADSs will not be offered or sold, directly or indirectly, in Japan, or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan, or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Cayman Islands

This prospectus does not constitute an invitation or offer to the public in the Cayman Islands of the ADSs, whether by way of sale or subscription. The underwriters have not offered or sold, and will not offer or sell, directly or indirectly, any ADSs in the Cayman Islands.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC. Any of the ADSs has been offered or sold, and will not be offered or sold, directly or indirectly, to any person for re-offering or resale to any resident of the PRC except pursuant to applicable laws and regulations of the PRC. For the purposes of this paragraph, PRC does not include Hong Kong, Macau and Taiwan.

United Arab Emirates

The company has not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities or governmental agencies in the United Arab Emirates. This document is strictly private and confidential and has not been reviewed, deposited or registered with any licensing authority or governmental agency in the United Arab Emirates, and is being issued to a limited number of institutional investors and must not be provided to any person other than the original recipient and may not be reproduced or used for any other purpose. The ADSs may not be offered or sold directly or indirectly to the public in the United Arab Emirates.

State of Kuwait

Unless all necessary approvals from the Kuwait Ministry of Commerce and Industry required by Law No. 31/1990 “Regulating the Negotiation of Securities and Establishment of Investment Funds”, its Executive Regulations and the various Ministerial Orders issued pursuant thereto or in connection therewith, have been given in relation to the marketing and sale of the ADSs, these may not be marketed, offered for sale, nor sold in the State of Kuwait. Neither this Prospectus (including any related document), nor any of the information contained therein is intended to lead to the conclusion of any contract of whatsoever nature within Kuwait.

Switzerland

This prospectus does not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations (“CO”) and the ADSs will not be listed on the SIX Swiss Exchange. Therefore, this prospectus may not comply with the disclosure standards of the CO and/or the listing rules (including any prospectus schemes) of the SIX Swiss Exchange. Accordingly, the ADSs may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors, which do not subscribe to the ADSs with a view to distribution.

Kingdom of Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations issued by the Capital Market Authority.

The Capital Market Authority does not make any representation as to the accuracy or completeness of this document, and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document.

Prospective purchasers of the ADSs offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document you should consult an authorized financial adviser.

Qatar

In the State of Qatar, the offer contained herein is made on an exclusive basis to the specifically intended recipient thereof, upon that person’s request and initiative, for personal use only and shall in no way be construed as a general offer for the sale of securities to the public or an attempt to do business as a bank, an investment company or otherwise in the State of Qatar. This Prospectus and the underlying securities have not been approved or licensed by the Qatar Central Bank or the Qatar Financial Centre Regulatory Authority or any other regulator in the State of Qatar. The information contained in this Prospectus shall only be shared with any third parties in Qatar on a need to know basis for the purpose of evaluating the contained offer. Any distribution of this Prospectus by the recipient to third parties in Qatar beyond the terms hereof is not authorized and shall be at the liability of such recipient.

Taiwan

The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

EXPENSES RELATING TO THIS OFFERING

The following table sets forth the main estimated expenses in connection with this offering, other than the underwriting discounts and commissions, which we will be required to pay:

SEC registration fee	$8,485
FINRA filing fee	12,378
NASDAQ Global Market listing fee	150,000
Legal fees and expenses	1,600,000
Accounting fees and expenses	709,137
Printing fees	400,000
Other fees and expenses	1,000,000

Total	$3,880,000

All amounts are estimated, except the SEC registration fee, the NASDAQ Global Market listing fee and the FINRA filing fee.

LEGAL MATTERS

We are being represented by Latham & Watkins with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by Simpson Thacher & Bartlett LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the ordinary shares represented by the ADSs offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Trend Associates and for the underwriters by Fangda Partners. Latham & Watkins may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Trend Associates with respect to matters governed by PRC law. Simpson Thacher & Bartlett LLP may rely upon Fangda Partners with respect to matters governed by PRC law.

EXPERTS

The combined financial statements of Le Gaga Holdings Limited as of March 31, 2008, 2009 and 2010, and for each of the years in the three-year period ended March 31, 2010, have been included herein and in the registration statement in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The office of KPMG is located at 8th Floor, Prince’s Building, 10 Chater Road, Central, Hong Kong Special Administrative Region, People’s Republic of China.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. A related registration statement on F-6 has been filed with the SEC to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with IFRS, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. As we are a foreign private issuer, our annual report on Form 20-F for the fiscal year ending March 31, 2011 will be due six months following the end of that fiscal year. However, for fiscal years ending on or after December 15, 2011, we will be required to file our annual report on Form 20-F within 120 days after the end of each fiscal year.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Le Gaga Holdings Limited:

We have audited the accompanying combined balance sheets of Le Gaga Holdings Limited and subsidiaries as of March 31, 2008, 2009 and 2010, and the related combined income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the years in the three-year period ended March 31, 2010, all expressed in Renminbi. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Le Gaga Holdings Limited and subsidiaries as of March 31, 2008, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2010, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ KPMG
Hong Kong, China
September 7, 2010

Le Gaga Holdings Limited
Combined income statements
for the years ended March 31, 2008, 2009 and 2010
(Expressed in Renminbi)

	Note		2008	2009	2010
			RMB’000	RMB’000	RMB’000
Revenue	3		153,559	198,995	280,512
Cost of inventories sold	17	(c)	(129,228)	(174,288)	(238,277)
Changes in fair value less costs to sell related to:

Crops harvested during the year			52,689	80,795	119,009
Growing crops on the farmland at the year end			17,558	16,548	33,734

Total changes in fair value less costs to sell of biological assets	16	(a)	70,247	97,343	152,743
Packing expenses			(14,426)	(15,620)	(18,281)
Land preparation costs	6	(c)	(6,284)	(9,755)	(12,434)
Other income	4		60	1,224	626
Research and development expenses			(7,291)	(5,855)	(6,519)
Selling and distribution expenses			(7,477)	(10,097)	(18,207)
Administrative expenses			(17,103)	(17,900)	(25,059)
Other expenses	4		(1,183)	(3,980)	(3,404)

Results from operating activities			40,874	60,067	111,700
Finance income			249	546	101
Finance costs			(43)	—	(709)

Net finance income/(costs)	5		206	546	(608)
Profit before taxation	6		41,080	60,613	111,092
Income tax expense	7	(a)	(2,635)	(200)	(890)

Profit for the year			38,445	60,413	110,202

Earnings per ordinary/preferred share (in RMB cents)	8
Basic			2.85	3.61	6.52

Diluted			2.85	3.57	6.43

See accompanying notes to the combined financial statements.

Le Gaga Holdings Limited
Combined statements of comprehensive income
for the years ended March 31, 2008, 2009 and 2010
(Expressed in Renminbi)

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Profit for the year	38,445	60,413	110,202
Other comprehensive income for the year (net of income tax)
Exchange differences on translation of financial statements of entities outside the People’s Republic of China (the “PRC”) — mainland	(73)	(3,429)	(713)
Reclassification adjustment for release of exchange reserve upon disposal of subsidiaries	—	(1,529)	(541)

Total comprehensive income for the year	38,372	55,455	108,948

See accompanying notes to the combined financial statements.

Le Gaga Holdings Limited
Combined balance sheets
at March 31, 2008, 2009 and 2010
(Expressed in Renminbi)

	Note		2008	2009	2010
			RMB’000	RMB’000	RMB’000

Assets
Property, plant and equipment	11		125,943	239,093	357,862
Construction in progress	12		26,709	18,988	17,402
Lease prepayments	13		1,225	2,620	2,516
Long-term deposits and prepayments	14		11,411	21,538	31,559
Biological assets	16		2,306	2,993	5,186

Total non-current assets			167,594	285,232	414,525

Biological assets	16		24,378	22,594	45,005
Inventories	17		3,952	3,202	2,938
Trade and other receivables	18		134,337	21,657	36,779
Cash	19		85,360	107,939	139,207

Total current assets			248,027	155,392	223,929

Total assets			415,621	440,624	638,454

Equity	25
Capital			267,032	267,032	307,689
Reserves			99,039	157,634	272,355

Total equity			366,071	424,666	580,044

Liabilities
Bank loan	20		—	—	34,290
Loan from municipal government	21		—	1,000	1,410

Total non-current liabilities			—	1,000	35,700

Trade and other payables	22		46,558	11,766	18,628
Current taxation	24	(a)	2,992	3,192	4,082

Total current liabilities			49,550	14,958	22,710

Total liabilities			49,550	15,958	58,410

Total equity and liabilities			415,621	440,624	638,454

See accompanying notes to the combined financial statements.

Le Gaga Holdings Limited
Combined statements of changes in equity
for the years ended March 31, 2008, 2009 and 2010
(Expressed in Renminbi)

		Statutory	Exchange	Capital	Other
	Capital	Reserve	reserve	Reserve	Reserve	Retained
	(Note 25(c)(i))	(Note 25(c)(ii))	(Note 25(c)(iii))	(Note 25(c)(iv))	(Note 25(c)(v))	Earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At April 1, 2007	100,573	6,498	3,333	—	28,355	17,319	156,078
Issue of preferred shares, net of issuing expense	166,459	—	—	—	—	—	166,459
Equity settled share-based transactions	—	—	—	5,162	—	—	5,162
Total comprehensive income for the year	—	—	(73)	—	—	38,445	38,372
Appropriations	—	5,639	—	—	—	(5,639)	—

At March 31, 2008	267,032	12,137	3,260	5,162	28,355	50,125	366,071

At April 1, 2008	267,032	12,137	3,260	5,162	28,355	50,125	366,071
Equity settled share-based transactions	—	—	—	3,140	—	—	3,140
Total comprehensive income for the year	—	—	(4,958)	—	—	60,413	55,455
Disposal of subsidiaries	—	(212)	—	—	—	212	—
Appropriations	—	7,118	—	—	—	(7,118)	—

At March 31, 2009	267,032	19,043	(1,698)	8,302	28,355	103,632	424,666

At April 1, 2009	267,032	19,043	(1,698)	8,302	28,355	103,632	424,666
Issue of preferred shares, net of issuing expense	40,657	—	—	—	—	—	40,657
Equity settled share-based transactions	—	—	—	5,773	—	—	5,773
Total comprehensive income for the year	—	—	(1,254)	—	—	110,202	108,948
Disposal of a subsidiary	—	(304)	—	—	—	304	—
Appropriations	—	8,057	—	—	—	(8,057)	—

At March 31, 2010	307,689	26,796	(2,952)	14,075	28,355	206,081	580,044

See accompanying notes to the combined financial statements.

Le Gaga Holdings Limited
Combined statements of cash flows
for the years ended March 31, 2008, 2009 and 2010
(Expressed in Renminbi)

	Note	2008	2009	2010
		RMB’000	RMB’000	RMB’000

Operating activities
Profit before taxation		41,080	60,613	111,092
Adjustments for:
— Amortization of lease prepayments		33	87	104
— Depreciation		11,401	24,464	35,057
— Impairment losses on trade receivables		508	—	—
— Bad debt expense		273	130	—
— Equity settled share-based transactions		5,162	3,140	5,773
— Changes in fair value less costs to sell of biological assets		(70,247)	(97,343)	(152,743)
— Interest income		(249)	(190)	(101)
— Gain on disposal of subsidiaries	26	—	(1,130)	(540)
— Net loss on disposal of property, plant and equipment		793	1,738	3,142
— Foreign exchange loss/(gain)		1,493	(4,498)	(529)

		(9,753)	(12,989)	1,255
Changes in current biological assets due to plantations		(59,422)	(71,715)	(99,854)
Changes in inventories, net of effect of harvested crops transferred to inventories		126,826	171,603	228,881
Decrease/(increase) in trade and other receivables		5,311	(14,784)	(8,252)
Increase in long-term deposits and prepayments		(9,875)	(10,127)	(10,021)
Increase/(decrease) in trade and other payables		11,326	(11,068)	5,592

Cash generated from operations		64,413	50,920	117,601
Income tax paid		—	—	—

Net cash generated from operating activities		64,413	50,920	117,601

Le Gaga Holdings Limited
Combined statements of cash flows
for the years ended March 31, 2008, 2009 and 2010 (continued)
(Expressed in Renminbi)

	Note		2008	2009	2010
			RMB’000	RMB’000	RMB’000

Investing activities
Interest received			249	190	101
Plantations of non-current biological assets			(70)	(843)	(624)
Payment for the purchase of property, plant and equipment			(2,258)	(10,673)	(6,122)
Payment for lease prepayments			—	(1,482)	—
Payment for construction in progress			(87,528)	(124,353)	(161,378)
Net cash outflow from disposal of subsidiaries			—	(23)	—
Proceeds from disposal of property, plant and equipment			1,034	1,294	7,658

Net cash used in investing activities			(88,573)	(135,890)	(160,365)

Financing activities
Advance from a director			5,746	58	—
Repayment to a director			—	(14,526)	—
Proceeds from municipal government loan			—	1,000	410
Interest paid			—	—	(1,133)
Proceeds from bank loan			—	—	34,300
Net proceeds from issue of preferred shares	19	(b)	46,860	122,239	40,657

Net cash generated from financing activities			52,606	108,771	74,234

Net increase in cash			28,446	23,801	31,470
Cash at April 1			58,075	85,360	107,939
Effect of foreign exchange rate changes			(1,161)	(1,222)	(202)

Cash at March 31	19		85,360	107,939	139,207

See accompanying notes to the combined financial statements.

Le Gaga Holdings Limited
Notes to the combined financial statements
(Expressed in Renminbi unless otherwise indicated)

1	Principal activities and reorganizations

Le Gaga Holdings Limited (the “Company”) was incorporated in the Cayman Islands on May 6, 2010 as the holding company of China Linong International Limited (“China Linong”) and its subsidiaries in connection with the proposed initial public offering of the Company’s American depositary shares in the United States. The registered office of the Company is located at the offices of Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company, China Linong and its subsidiaries (hereinafter collectively referred to as the “Group”) are principally engaged in cultivating and processing of vegetables in the People’s Republic of China (the “PRC”) for distribution to markets in the PRC and other countries.

China Linong was incorporated in the British Virgin Islands (the “BVI”) on March 24, 2006 under the BVI Business Companies Act, 2004 with limited liability. Pursuant to written board resolutions of China Linong on April 6, 2006, the shareholders of Land V Group Limited (“Land V”) as transferor and China Linong as transferee entered into sale and purchase agreements for the transfer of the entire issued capital of Land V (the “2006 Reorganization”) whereby China Linong allotted and issued 1,050 new shares, credited as fully paid at par, to the shareholders of Land V as a consideration for the transfer of their entire interests in Land V and its subsidiaries. Upon completion of the 2006 Reorganization, China Linong became the then holding company of the Group.

On July 16, 2010, the Company issued ordinary shares and preferred shares to the existing ordinary shareholders and preferred shareholders of China Linong in exchange for all outstanding ordinary shares and preferred shares of China Linong at a 1,000-for-1 exchange ratio (the “Reorganization”). Upon completion of the Reorganization, the Company became the holding company of the Group.

2	Significant accounting policies

(a)	Statement of compliance

The accompanying combined financial statements of the Group have been prepared in accordance with all applicable International Financial Reporting Standards (“IFRSs”), as issued by the International Accounting Standards Board (“IASB”). IFRSs include International Accounting Standards (“IASs”) and interpretations. The combined financial statements were approved and authorized for issue by the Board of Directors of the Company on September 7, 2010.

The IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group. These new and revised IFRSs did not have a significant impact on the Group’s results of operations and financial position. The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 31).

(b)	Basis of preparation of the financial statements

Since the shareholders’ equity holdings remained the same before and after each of the 2006 Reorganization and the Reorganization (collectively, the Reorganizations), there were no changes in the economic substance of the ownership structure and the business of the Group. Accordingly, the Reorganizations have been accounted for as recapitalizations of the Group and the accompanying combined financial statements reflect the assets and liabilities and results of operations of the Group at their respective historical amounts as if the Reorganizations had occurred at the beginning of the financial periods presented.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

The measurement basis used in the preparation of the accompany combined financial statements is the historical cost basis except for the following assets and liabilities which are stated at fair values as explained in the accounting policies set out below:

•	biological assets (see note 2(k))

•	derivative financial instruments (see note 2(d))

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and major sources of estimation uncertainty are discussed in note 30.

(c)	Subsidiaries

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

An investment in a subsidiary is combined into the combined financial statements from the date that control commences until the date that control ceases. Intra-group balances and transactions and any unrealized profits arising from intra-group transactions are eliminated in full in preparing the combined financial statements. Unrealized losses resulting from intra-group transactions are eliminated in the same way as unrealized gains but only to the extent that there is no evidence of impairment.

(d)	Derivative financial instruments

Derivative financial instruments are recognized initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(e)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been acquired within three months of maturity at acquisition.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

(f)	Property, plant and equipment

Property, plant and equipment are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(j)).

Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of retirement or disposal.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

Land improvements, buildings and farmland infrastructure	•	Shorter of the unexpired term of land leases and their estimated useful lives of 3 to 30 years
Equipment and machinery	•	3 to 10 years
Motor vehicles	•	3 to 10 years
Furniture, fixtures and computer equipment	•	5 years

Depreciation of property, plant and equipment attributable to agricultural activities is capitalized as part of plantation expenditure. Depreciation relating to idle capacity is charged to profit or loss in the accounting period of which the idle capacity is identified.

Where parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

(g)	Construction in progress

Construction in progress represents property, plant and equipment under construction, and is stated at cost less impairment losses (see note 2(j)). Cost of self-constructed items of property, plant and equipment include the cost of materials, direct labour and an appropriate proportion of production overheads and borrowing costs (see note 2(w)). Capitalization of these costs ceases and the construction in progress is transferred to property, plant and equipment when substantially all of the activities necessary to prepare the asset for its intended use are complete.

No depreciation is provided in respect of construction in progress until it is completed and ready for its intended use.

(h)	Lease prepayments

Lease prepayments represent the cost of land use rights paid to the PRC government authorities. Lease prepayments are carried at cost less accumulated amortization and impairment losses (see note 2(j)). Amortization is charged to profit or loss on a straight-line basis over the respective periods of the rights.

(i)	Leased assets

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

in return for a payment or a series of payments. Such a determination is made based on evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.

(i) Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

(ii) Operating lease charges

Where the Group has the use of assets held under operating leases, payments made under the leases are charged to profit or loss in equal instalments over the accounting periods covered by the lease term. Lease incentives received are recognized in profit or loss as an integral part of the aggregate net lease payments made. Contingent rentals are charged to profit or loss in the accounting period in which they are incurred.

The cost of acquiring land held under an operating lease is amortized on a straight-line basis over the period of the lease term.

(j)	Impairment of assets

(i) Impairment of receivables

Current receivables that are carried at amortized cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:

•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that the debtor will enter bankruptcy or other financial reorganization; and

•	significant changes in the technological, market, economic or legal environment that have an adverse effect on the debtor.

If any such evidence exists, the impairment loss is determined and recognized as follows:

•	For trade and other current receivables carried at amortized cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material. This assessment is made collectively where financial assets carried at amortized cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

Impairment losses are written off against the corresponding assets directly, except for impairment losses recognized in respect of trade receivables whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade receivables directly and any amounts held in the allowance account relating to that debt are reversed. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognized in profit or loss. During the year ended March 31, 2010, no impairment loss nor

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

write-off of uncollectible amount was recognized in profit or loss (2009: write-off of receivables against allowance account of RMB806,000; 2008: impairment loss of RMB508,000 charged to profit or loss).

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or an impairment loss previously recognized no longer exists or may have decreased.

•	property, plant and equipment;

•	construction in progress;

•	lease prepayments; and

•	long-term deposits and prepayments.

If any such indication exists, the asset’s recoverable amount is estimated.

•	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

•	Recognition of impairment losses

An impairment loss is recognized in profit or loss if the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognized in respect of cash-generating units are allocated to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

•	Reversals of impairment losses

An impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognized in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognized.

(k)	Biological assets

Biological assets are living plants managed by the Group on its cultivation bases. Biological assets include vegetables and fruits which are to be harvested as agricultural produce, and tea and other trees which are not agricultural produce but are self-regenerating for sustaining regular harvests of agricultural produce. Biological assets are measured at fair value less costs to sell on initial recognition and at each balance sheet date. Costs to sell include all incremental costs directly attributable to the sale of the biological assets, excluding finance costs and income taxes. The fair value of a biological asset in its present location and condition is determined based on either the present value of expected net cash flows from the biological asset discounted at a current market-determined pre-tax rate or the current market price with reference to the species, growing condition, costs incurred and expected yield of the crops. The gain or loss arising from initial

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

recognition of a biological asset at fair value less costs to sell and from a change in fair value less costs to sell of a biological asset is recognized in profit or loss.

Agricultural produce harvested from the Group’s biological assets is initially measured at its fair value less costs to sell at the point of harvest. The fair value of agricultural produce is determined based on market prices in the local market. The gain or loss arising from initial recognition of agricultural produce as a result of harvesting is recognized in profit or loss for the period in which if arises. The fair value less costs to sell at the point of harvest is the deemed cost of the agricultural produce included in inventories for subsequent sale in the local market.

(l)	Inventories

Inventories comprising agricultural materials, consumables and packing materials, and agricultural produce and are measured at the lower of cost and net realizable value. The cost of inventories, other than agricultural produce, is based on the weighted average cost formula, and includes expenditure incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. The cost of agricultural produce transferred from biological assets is its fair value less costs to sell at the point of harvest.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

When inventories are sold, the carrying amount of those inventories is recognized as an expense in the period in which the related revenue is recognized. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs.

(m)	Preferred share capital

Preferred share capital is classified as equity if it is non-redeemable, or redeemable only at the Company’s option, and any dividends are discretionary. Dividends on preferred share capital classified as equity are recognized as distributions within equity.

(n)	Trade and other receivables

Trade and other receivables are initially recognized at fair value and thereafter stated at amortized cost less allowance for impairment of doubtful debts (see note 2(j)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less allowance for impairment of doubtful debts.

(o)	Interest-bearing borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in profit or loss over the period of the borrowings, together with any interest and fees payable, using the effective interest method.

(p)	Trade and other payables

Trade and other payables are initially recognized at fair value and thereafter stated at amortized cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

(q)	Employee benefits

(i) Short term employee benefits and contributions to defined contribution retirement plans

Salary, annual bonuses, paid annual leave, contributions to defined contribution retirement plans and the cost of non-monetary benefits are accrued in the year in which the associated services are rendered by employees. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Share-based payments

The fair value of share options granted to employees is recognized as an employee cost with a corresponding increase in a capital reserve within equity. The fair value is measured at grant date using the Black-Scholes Option Pricing model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the options, the total estimated fair value of the options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any resulting adjustment to the cumulative fair value recognized in prior years is charged/credited to profit or loss for the year of the review, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognized as an expense is adjusted to reflect the actual number of options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the shares. The equity amount is recognized in the capital reserve until either the option is exercised (when it is transferred to the share premium account) or the option expires (when it is released directly to retained profits).

(r)	Income tax

Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognized in profit or loss except to the extent that they relate to business combinations or items recognized in other comprehensive income or directly in equity, in which case the relevant amounts are recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the differences between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilized, are recognized. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilized.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognized is measured based on the expected manner of realization or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow the related tax benefit to be utilized. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profits will be available.

Current tax balances and deferred tax balances, and movements therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets against deferred tax liabilities, if the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

•	in the case of current tax assets and liabilities, the Group intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously; or

•	in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:

•	the same taxable entity; or

•	different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realize the current tax assets and settle the current tax liabilities on a net basis or realize and settle simultaneously.

(s)	Provisions and contingent liabilities

Provisions are recognized for liabilities of uncertain timing or amount when the Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

(t)	Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable. Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognized in profit or loss as follows:

(i) Sale of goods

The Group recognizes revenue on product sales when vegetables are delivered and the customers take ownership and assume risk of loss, which is when the vegetables are received by the customer at its or a designated location or collected directly by the customer from the cultivation bases, collection of the relevant receivable is probable and the selling price is fixed or determinable. Net sales of products represents the invoiced value of goods, net of trade discounts and allowances.

(ii) Interest income

Interest income is recognized as it accrues using the effective interest method.

(iii) Government grants

Government grants unrelated to biological assets are recognized in the balance sheet initially when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to them. Grants that compensate the Group for expenses incurred are deducted from the expenses on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are deducted from the carrying amount of the asset and consequently are effectively recognized in profit or loss over the useful life of the asset by way of reduced depreciation expense.

During the year ended March 31, 2010, RMB135,000 of government grant (2009: Nil; 2008: Nil) that compensated the Group for expenses incurred in research and development activities were deducted from the related expenses, and RMB592,000 of government grants (2009: Nil; 2008: Nil) that compensated the Group for the cost of construction of certain buildings and farmland infrastructures were deducted from the carrying amount of the respective construction in progress.

(u)	Translation of foreign currencies

The functional currency of the subsidiaries of the Group in the PRC-mainland is Renminbi (“RMB”), whereas the functional currencies of the Company and China Linong are United States dollars and the functional currencies of the subsidiaries of the Group outside the PRC-mainland are either United States dollars or Hong Kong dollars. For the purposes of presenting the combined financial statements, the Group has adopted RMB as its presentation currency, rounded to the nearest thousand.

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognized in profit or loss.

Non-monetary assets and liabilities that are measured in terms of historical cost in a foreign currency are translated using the foreign exchange rates ruling at the transaction dates.

The results of operations outside the PRC-mainland are translated into RMB at the exchange rates approximating the foreign exchange rates ruling at the dates of the transactions. Balance sheet items are translated into RMB at the closing foreign exchange rates ruling at the balance sheet date. The resulting exchange differences are recognized in other comprehensive income and accumulated separately in equity in the exchange reserve.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

On disposal of an operation outside the PRC-mainland, the cumulative amount of the exchange differences relating to that operation is reclassified from equity to profit or loss when the profit or loss on disposal is recognized.

(v)	Research and development costs

Research and development costs are recognized as expenses in the period in which they are incurred.

(w)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of that asset. Other borrowing costs are expensed in the period in which they are incurred.

The capitalization of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalization of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(x)	Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(y)	Earnings per share

For the purpose of calculation of earnings per shares, the Group considers that the holders of the ordinary shares and preferred shares have equal rights to receive dividends from the Group’s earnings. As further described in note 25(b), dividends are payable at the Group’s discretion subject to the approval of the preferred shareholders.

Basic earnings per share (EPS) is calculated by dividing the profit or loss attributable to ordinary and preferred shareholders by the weighted average number of ordinary and preferred shares outstanding during the year.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

Diluted EPS is determined by adjusting the profit or loss attributable to ordinary and preferred shareholders and the weighted average number of ordinary and preferred shares outstanding for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

For the purpose of calculating basic and diluted earnings per share, the number of ordinary and preferred shares used in the calculation reflects the effects of the March 2008 share subdivision as described in note 25(b) and the 1,000-for-1 share exchange in connection with the Reorganization described in note 1 on a retrospective basis as if the events had occurred at the beginning of the earliest period presented.

(z)	Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s most senior executive management to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available

3	Revenue

The principal activities of the Group are cultivating, processing and distribution of vegetables. Revenue represents the invoiced value of goods sold during the year, net of returns and discounts.

An analysis of the Group’s revenue by the categories of customers for the years ended March 31, 2008, 2009 and 2010 is as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Wholesalers	46,557	94,537	137,546
Institutional customers	81,987	77,284	100,969
Supermarkets	24,685	26,845	41,235
Others	330	329	762

	153,559	198,995	280,512

The Group’s customer base is diversified and there is no customer with whom transactions have exceeded 10% of the Group’s revenues for each of the years ended March 31, 2008, 2009 and 2010. Details of concentrations of credit risk are set out in note 27.

Further details regarding the Group’s principal activities are disclosed in note 9 to these financial statements.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

4	Other income and other expenses

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Other income
Gain on disposal of subsidiaries (note 26)	—	1,130	540
Sundry income	60	94	86

	60	1,224	626

Other expenses
Net loss on disposal of property, plant and equipment	(793)	(1,738)	(3,142)
Natural disasters losses	(257)	(2,005)	(237)
Others	(133)	(237)	(25)

	(1,183)	(3,980)	(3,404)

5	Finance income and finance costs recognized in profit or loss:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Finance income
Interest income on bank deposits	249	190	101
Net foreign exchange gain	—	356	—

	249	546	101

Finance costs
Interest on bank loan	—	—	(1,133)
Net foreign exchange loss	(43)	—	(709)

	(43)	—	(1,842)
Less: interest expense capitalized into construction in progress	—	—	1,133

	(43)	—	(709)

Net finance income/(costs) recognized in profit or loss	206	546	(608)

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

6	Profit before taxation

Profit before taxation is arrived at after charging:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

(a) Staff costs:
Contributions to defined contribution retirement plans	161	312	502
Equity settled share-based payment expenses	5,162	3,140	4,096
Salaries, wages and other benefits	24,075	27,861	38,275

	29,398	31,313	42,873

(b) Other items:
Amortization of lease prepayments	33	87	104
Depreciation	11,401	24,464	35,057
Equity settled share-based payment expenses in respect of the Company’s consultants	—	—	1,677
Impairment losses on trade receivables	508	—	—
Bad debt expense	273	130	—
Auditors’ remuneration	1,788	1,489	1,774
Operating lease charges: minimum lease payments in respect of premises	7,162	9,002	9,273

(c) Land preparation costs

Land preparation costs represent costs incurred before the commencement of agricultural activities on farmland and cost of maintenance of idle farmland during the rotation period.

7	Income tax in the combined income statements

(a)	Taxation in the combined income statements represents:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Current tax
Provision for PRC income tax	2,635	—	—
PRC withholding tax on dividends	—	—	607
PRC withholding tax on capital gains	—	200	283

	2,635	200	890

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

(b)	Reconciliation between tax expense and accounting profit of applicable tax rates:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Profit before taxation	41,080	60,613	111,092

Notional tax on profit before taxation, calculated at the rates applicable to the tax jurisdictions concerned(i)	12,451	16,983	35,178
Effect of non-taxable income	(2)	(434)	(4,429)
Effect of non-deductible expenses	41	49	14
Effect of tax concessions(ii)	(11,036)	(17,774)	(32,906)
Effect of tax loss not recognized(iii)	1,181	1,176	2,143
PRC withholding tax on dividends(iv)	—	—	607
PRC withholding tax on capital gains(v)	—	200	283

Actual tax expense	2,635	200	890

(i)	Under the current Cayman Island laws, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

Pursuant to the rules and regulations of the British Virgin Islands (“BVI”), the Group is not subject to any tax on income or capital gains in the BVI.

The Hong Kong profits tax rate for the years ended March 31, 2008, 2009 and 2010 is 16.5%. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

The PRC statutory tax rates prior to and effective from January 1, 2008 are 33% and 25%, respectively.

(ii)	For the period from April 1, 2007 to December 31, 2007, Linong Agriculture Technology (Shenzhen) Co. Limited was subject to PRC income tax at a reduced rate of 15%; Linong Agriculture Technology (Liaoyang) Co. Limited and Land V. Limited (Fujian) were subject to PRC income tax at a reduced rate of 13.5%; and for the Group’s other subsidiaries, being production-type foreign invested enterprises, they were at full exemption tax holidays.

According to the PRC’s new Income Tax Law and its relevant regulations, effective from January 1, 2008, the Group’s PRC subsidiaries which are engaged in growing, processing and sales of agricultural products are exempt from PRC income tax.

(iii)	No provision for Hong Kong profits tax was made as the Group’s subsidiaries operating in Hong Kong sustained tax losses for the years ended March 31, 2008, 2009 and 2010.

No provision for PRC income tax was made for Linong Agriculture Technology (Shenzhen) Co. Limited as it sustained tax losses for the years ended March 31, 2008, 2009 and 2010. In addition, no provision for PRC income tax was made for Land V. Limited (Weifang) which was disposed in March 2009 as it sustained tax losses prior to the disposal.

(iv)	Pursuant to the PRC’s new Income Tax Law and its relevant regulations, dividends payable to foreign corporate investors are subject to a 10% withholding tax for earnings generated since January 1, 2008. Under the Mainland China/HKSAR taxation arrangement, a qualified Hong Kong tax resident which is the “beneficial owner” and holds 25% or more of the equity interest in a PRC-resident enterprise is entitled to a reduced withholding rate of 5%.

During the year ended March 31, 2010, Linong Agriculture Technology (Liaoyang) Co. Limited declared a dividend of RMB23,000,000 to its immediate holding company, Land V. Limited. Included in the dividend payable to Land V. Limited, an amount of RMB12,148,000 was distributed from earnings generated since January 1, 2008 which is subject to 5% PRC dividend withholding tax.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

(v)	During the year ended March 31, 2010, Land V. Limited disposed of its equity interest in Land V. Limited (Tianjin), with a gain of RMB2,825,000 for PRC tax purpose which is subject to 10% PRC capital gain withholding tax. During the year ended March 31, 2009, Land V. Limited disposed of its equity interest in Land V. Limited (Weifang) and Land V. Limited (Hangzhou), with a gain of RMB2,002,000 for PRC tax purpose which is subject to 10% PRC capital gain withholding tax.

8	Earnings per ordinary/preferred share

(a)	Basic earnings per ordinary/preferred share

During the years ended March 31, 2008, 2009 and 2010, China Linong had in issue ordinary shares and preferred shares. The Group has the discretion to set the dividend rates for both ordinary shares and preferred shares separately, and such dividend rates are subject to approval by the preferred shareholders as described in note 25(b)(i)&(ii).

For the purposes of calculation of earnings per share, the Group considers that the holders of the ordinary shares and preferred shares have equal rights to receive dividends from the Group’s earnings. Any actual dividend declared and approved may or may not be equal between ordinary shares and preferred shares.

As described in note 25(b)(ii), preferred shares will automatically convert into ordinary shares on an one-to-one basis upon the public offering of the ordinary shares of the Company. The automatic conversion is not expected to result in the retrospective adjustments to the reported basic and diluted earnings per share for the years ended March 31, 2008, 2009 and 2010 since the weighted average number of shares used in the calculation of basic and diluted earnings per share has included both ordinary and preferred shares.

For the purpose of calculating basic and diluted earnings per share, the number of ordinary and preferred shares used in the calculation reflects the effects of the March 2008 share subdivision as described in note 25(b) and the 1,000-for-1 share exchange in connection with the Reorganization described in note 1 on a retrospective basis as if the events had occurred at the beginning of the earliest period presented.

The calculation of basic earnings per share is based on the profit attributable to ordinary and preferred equity shareholders of the Group of RMB110,202,000 (2009: RMB60,413,000; 2008: RMB38,445,000) and the weighted average number of ordinary and preferred shares outstanding of 1,690,479,000 (2009: 1,674,870,000; 2008: 1,348,475,000), calculated as follows:

Weighted average number of ordinary and preferred shares:

	2008	2009	2010

Issued ordinary and preferred shares at April 1	1,346	1,674,870	1,674,870
Effect of share subdivision of ordinary and preferred shares	1,344,424	—	—
Preferred shares issued	2,705	—	15,609

	1,348,475	1,674,870	1,690,479
Effect of share exchange in connection with the Reorganization	1,347,126,525	1,673,195,130	1,688,788,521

Weighted average number of ordinary and preferred shares at March 31	1,348,475,000	1,674,870,000	1,690,479,000

(b)	Diluted earnings per ordinary/preferred share

The calculation of diluted earnings per share is based on the profit attributable to ordinary and preferred equity shareholders of the Group of RMB110,202,000 (2009: RMB60,413,000; 2008: RMB38,445,000) and

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

the weighted average number of ordinary and preferred shares of 1,714,385,000 (2009: 1,692,888,000; 2008: 1,350,374,000), calculated as follows:

Weighted average number of ordinary and preferred shares (diluted):

	2008	2009	2010

Weighted average number of ordinary and preferred shares at March 31	1,348,475,000	1,674,870,000	1,690,479,000
Effect of deemed issue of shares under the Group’s share option schemes (adjusted for the effect of the share exchange in connection with the Reorganization)	1,899,000	18,018,000	23,906,000

Weighted average number of ordinary and preferred shares (diluted) at March 31	1,350,374,000	1,692,888,000	1,714,385,000

At March 31, 2010, 151,430 options (2009: Nil ; 2008: Nil) and the conversion option of bank loan (see note 20) were excluded from the diluted weighted average number of ordinary and preferred shares calculation as their effect would have been anti-dilutive.

9	Segment information

The Group manages its business by two operating segments, being the Vegetables business and Trees business, which are organized by the type of biological assets. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purpose of resource allocation and performance assessment, the Group has identified the following two reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Vegetables business (PRC-mainland / Hong Kong)

Vegetables business consists of the cultivating, processing and distribution of vegetables.

(ii)	Trees business (PRC-mainland)

Trees business consists of the cultivating, processing and distribution of fruits and tea leaf from its fruit and tea trees, and cultivating and selling of fir trees.

For the purposes of assessing the Group’s performance, the Group’s senior executive management monitors segment performance according to the operating results after charging the cost of inventories used, packing expenses, land preparation costs and natural disaster losses but before biological fair value adjustments, other income and expenses as set out in the reconciliation in note 6(b) below.

(a)	Analysis of segment results

	2008			2009			2010
	Vegetables	Trees	Total	Vegetables	Trees	Total	Vegetables	Trees	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment revenue	153,559	—	153,559	198,995	—	198,995	279,852	660	280,512

Segment profit	68,990	—	68,990	95,954	—	95,954	146,649	346	146,995

Depreciation and amortization	(10,532)	—	(10,532)	(23,719)	—	(23,719)	(33,723)	(81)	(33,804)

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

(b)	Reconciliation of segment profit

Reconciliation of reportable segment profit to combined profit before taxation is disclosed as follows:

	As at 31 March
	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Segment profit	68,990	95,954	146,995
Other income	60	1,224	626
Research and development expenses	(7,291)	(5,855)	(6,519)
Selling and distribution expenses	(7,477)	(10,097)	(18,207)
Administrative expenses	(17,103)	(17,900)	(25,059)
Other expenses	(926)	(1,975)	(3,167)
Net finance income/(costs)	206	546	(608)
Biological assets fair value adjustment	4,621	(1,284)	17,031

Profit before taxation	41,080	60,613	111,092

(c)	Geographical information

The geographical location of a customer is based on the location at which the services were provided or the goods delivered. Substantially all of the Group’s revenues are derived from external customers located in the PRC.

The geographical location of the Group’s non-current assets is based on the physical location of an asset in the case of property, plant and equipment, construction in progress, lease prepayments and biological assets. Substantially all of the Group’s non-current assets are located in the PRC.

10	Employee retirement benefits

Defined contribution retirement schemes

Pursuant to the relevant labour rules and regulations in the PRC-mainland, the Group participates in defined contribution retirement benefit schemes (the “Schemes”) organized by the relevant local government authorities whereby the Group is required to make contributions to the Schemes based on a percentage of the eligible employees’ salaries. Contributions made are charged to profit or loss as they become payable, in accordance with the rules of the Schemes. The employers’ contributions vest fully once they are made. The local government authorities are responsible for the entire pension obligations payable to existing and retired employees.

The Group also operates a Mandatory Provident Fund Scheme (the “MPF Scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance for employees employed under the jurisdiction of the Hong Kong Employment Ordinance. The MPF Scheme is a defined contribution retirement plan administered by independent trustees. Under the MPF Scheme, the employer and its employees are each required to make contributions to the plan at 5% of the employees’ relevant income, subject to a cap of monthly relevant income of HK$20,000. Contributions to the plan vest immediately.

The Group does not have any other pension schemes for its employees in respect of the subsidiaries outside PRC-mainland and Hong Kong. The directors of the Company are of the opinion that the Group did not have any significant liabilities beyond the above contributions in respect of the retirement benefits of its employees.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

11	Property, plant and equipment

					Furniture,
					Fixtures
		Buildings	Equipment		and
	Land	and Farmland	and	Motor	Computer
	Improvements	Infrastructure	Machinery	Vehicles	Equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost:
As at April 1, 2007	17,410	52,987	4,309	3,459	694	78,859
Exchange adjustments	—	—	—	(79)	(4)	(83)
Additions	—	17	218	1,638	385	2,258
Transfer from construction in progress (note 12)	11,781	55,297	126	—	—	67,204
Disposals	(510)	(1,647)	(252)	(248)	(22)	(2,679)

As at March 31, 2008	28,681	106,654	4,401	4,770	1,053	145,559

Accumulated depreciation:
As at April 1, 2007	1,764	5,198	763	1,196	191	9,112
Exchange adjustments	—	—	—	(43)	(2)	(45)
Charge for the year	1,979	7,884	585	802	151	11,401
Written back on disposals	(169)	(474)	(68)	(130)	(11)	(852)

As at March 31, 2008	3,574	12,608	1,280	1,825	329	19,616

Net book value:
As at March 31, 2008	25,107	94,046	3,121	2,945	724	125,943

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

					Furniture,
					Fixtures
		Buildings	Equipment		and
	Land	and Farmland	and	Motor	Computer
	Improvements	Infrastructure	Machinery	Vehicles	Equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost:
As at April 1, 2008	28,681	106,654	4,401	4,770	1,053	145,559
Exchange adjustments	—	—	—	(60)	(2)	(62)
Additions	—	249	10,002	7	415	10,673
Transfer from construction in progress (note 12)	26,655	104,021	2,775	—	—	133,451
Disposals
— through disposals of subsidiaries	—	—	(77)	(153)	(40)	(270)
— others	(2,121)	(5,315)	(52)	(1,115)	—	(8,603)

As at March 31, 2009	53,215	205,609	17,049	3,449	1,426	280,748

Accumulated depreciation:
As at April 1, 2008	3,574	12,608	1,280	1,825	329	19,616
Exchange adjustments	—	—	—	(25)	(1)	(26)
Charge for the year	5,995	13,672	3,971	619	207	24,464
Written back on disposals
— through disposals of subsidiaries	—	—	(26)	(57)	(15)	(98)
— others	(440)	(1,484)	(107)	(261)	(9)	(2,301)

As at March 31, 2009	9,129	24,796	5,118	2,101	511	41,655

Net book value:
As at March 31, 2009	44,086	180,813	11,931	1,348	915	239,093

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

					Furniture,
					Fixtures
		Buildings	Equipment		and
	Land	and Farmland	and	Motor	Computer
	Improvements	Infrastructure	Machinery	Vehicles	Equipment	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Cost:
As at April 1, 2009	53,215	205,609	17,049	3,449	1,426	280,748
Exchange adjustments	—	—	—	(5)	—	(5)
Additions	800	600	4,138	274	312	6,124
Transfer from construction in progress (note 12)	47,331	114,294	3,738	—	—	165,363
Disposals	(6,027)	(17,875)	(1,243)	(328)	(367)	(25,840)

As at March 31, 2010	95,319	302,628	23,682	3,390	1,371	426,390

Accumulated depreciation:
As at April 1, 2009	9,129	24,796	5,118	2,101	511	41,655
Exchange adjustments	—	—	—	(4)	—	(4)
Charge for the year	7,304	21,716	5,391	371	275	35,057
Written back on disposals	(1,399)	(5,398)	(898)	(277)	(208)	(8,180)

As at March 31, 2010	15,034	41,114	9,611	2,191	578	68,528

Net book value:
As at March 31, 2010	80,285	261,514	14,071	1,199	793	357,862

At March 31, 2010, the Group was still in the process of obtaining the relevant property ownership certificates of certain buildings in the PRC-mainland from the relevant government authorities, the carrying value of which amounted to approximately RMB6,655,000. At March 31, 2008 and 2009, there were no such pending property ownership certificates.

Farmland infrastructure and certain buildings are built on the leased farmland and the directors of the Company are of the opinion that the Group is entitled to the beneficial title of such farmland infrastructure and buildings over the term of land leases, the carrying value of those farmland infrastructure and buildings amounted to approximately RMB94,046,000, RMB180,813,000 and RMB254,859,000 at March 31, 2008, 2009 and 2010, respectively.

12	Construction in progress

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

At April 1	5,891	26,709	18,988
Additions	88,022	125,730	163,777
Transfer to property, plant and equipment (note 11)	(67,204)	(133,451)	(165,363)

At March 31	26,709	18,988	17,402

The construction in progress primarily comprises costs incurred on the land improvements and farmland infrastructure on cultivation bases of the subsidiaries in the PRC-mainland under construction at the respective balance sheet dates.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

13	Lease prepayments

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Cost:
At April 1	1,346	1,346	2,828
Additions	—	1,482	—

At March 31	1,346	2,828	2,828

Accumulated amortization:
At April 1	88	121	208
Charge for the year	33	87	104

At March 31	121	208	312

Net book value:
At March 31	1,225	2,620	2,516

Lease prepayments represent cost of land use rights paid to the PRC land bureau. The Group has been granted land use rights for a period of 50 years.

14	Long-term deposits and prepayments

Long-term deposits and prepayments represent the deposits to wholesalers and the prepaid marketing, pest control and environmental protection service costs and utilities expenses at the respective balance sheet dates:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Deposits to wholesalers	—	—	3,080
Construction works	—	—	3,910
Prepaid utilities expenses	1,086	2,532	2,309
Prepaid pest control and environmental protection service costs	10,325	19,006	19,604
Prepaid front-end-fee in connection with the long-term bank loan	—	—	1,189
Prepaid advertising and promotion expenses	—	—	1,467

	11,411	21,538	31,559

The Group made prepayments to certain third party vendors during the years ended March 31, 2008, 2009 and 2010 for the provision of pest control and environmental protection service for a period of ten years.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

15	Principal subsidiaries

The following list contains only the particulars of subsidiaries of China Linong which principally affected the results, assets or liabilities of the Group as of March 31, 2008, 2009 and 2010. The class of shares held is ordinary unless otherwise stated.

	Place and
	Date of	Registered
	Establishment/	Capital/Issued
	Incorporation	and Fully Paid	Ownership Interest			Principal
Name of Company	and Operation	up Capital	2008	2009	2010	Activities

Land V. Group Limited	BVI/ Hong Kong March 24, 2005	USD50,000	100%	100%	100%	Investment holding
Land V. Limited	Hong Kong October 31, 2001	HK$100,000	100%	100%	100%	Sales of agricultural products
Hong Kong Linong Limited	Hong Kong November 10, 2006	HK$100,000	100%	100%	100%	Sales of agricultural products
Linong Agriculture Technology (Shenzhen) Co. Limited	The PRC April 23, 2004	HK$10,000,000	100%	100%	100%	Sales of agricultural products
Linong Agriculture Technology (Liaoyang) Co. Limited	The PRC July 7, 2004	USD640,000	100%	100%	100%	Growing, processing and sales of agricultural products
Land V. Limited (Fujian)	The PRC July 23, 2004	HK$15,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
Land V. Limited (Hangzhou) (note)	The PRC September 28, 2004	HK$3,000,000	100%	—	—	Growing, processing and sales of agricultural products
Land V. Limited (Weifang) (note)	The PRC March 22, 2005	USD840,000	100%	—	—	Sales of agricultural products
Land V. Limited (Tianjin) (note)	The PRC May 16, 2005	HK$3,000,000	100%	100%	—	Growing, processing and sales of agricultural products
Land V. Limited (Zhangjiakou)	The PRC October 18, 2006	HK$5,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
Linong Agriculture Technology (Shantou) Co. Limited	The PRC May 9, 2007	USD$1,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
Linong Agriculture Technology (Huizhou) Co. Limited	The PRC December 28, 2006	HK$10,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
Xiamen Land V. Group Co. Limited	The PRC March 20, 2007	USD1,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
Land V. Agriculture Technology (Ningde) Co. Limited	The PRC September 22, 2008	USD2,100,000	100%	100%	100%	Growing, processing and sales of agricultural products
Fuzhou Land V. Group Co. Limited	The PRC June 12, 2008	USD2,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
Land V. Agriculture Technology (Zhangzhou) Co. Limited	The PRC June 19, 2008	USD2,000,000	100%	100%	100%	Growing, processing and sales of agricultural products
Liyuan Agriculture Technology (Quanzhou) Co. Limited	The PRC October 26, 2009	RMB3,000,000	100%	100%	100%	Growing, processing and sales of agricultural products

Note:	The Group disposed of these subsidiaries during the years ended March 31, 2009 and 2010. (see note 26).

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

16	Biological assets

Biological assets represent the growing crops including vegetables, fresh fruits, tea trees in various cultivation bases located in the PRC-mainland.

(a)	Reconciliation of carrying amount of biological assets:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

At April 1	20,892	26,684	25,587
Changes in fair value less costs to sell	70,247	97,343	152,743
Plantation expenditure	59,492	72,558	100,478
Harvested crops transferred to inventories	(123,947)	(170,998)	(228,617)

At March 31	26,684	25,587	50,191

Non-current portion	2,306	2,993	5,186
Current portion	24,378	22,594	45,005

At March 31	26,684	25,587	50,191

Plantation expenditure comprises those costs that are directly attributable to the cultivation of vegetables, fresh fruits and trees on farmland including seeds, fertilizers, pesticides, direct labour, operating lease charges on farmland, depreciation and other direct costs.

(b)	The analysis of carrying amount of biological assets:

	2008
		Vegetables		Tea and
	Area	and Fruits	Area	Other Trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000

Non-current	—	—	871	2,306	2,306
Current	3,814	24,378	—	—	24,378

	3,814	24,378	871	2,306	26,684

	2009
		Vegetables		Tea and
	Area	and Fruits	Area	Other Trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000

Non-current	—	—	1,150	2,993	2,993
Current	3,965	22,594	—	—	22,594

	3,965	22,594	1,150	2,993	25,587

	2010
		Vegetables		Tea and
	Area	and Fruits	Area	Other Trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000

Non-current	—	—	1,150	5,186	5,186
Current	6,833	45,005	—	—	45,005

	6,833	45,005	1,150	5,186	50,191

Vegetables and fruits are to be harvested as agricultural produce while tea and other trees are not agricultural produce but are self-regenerating for sustaining regular harvests of agricultural produce.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

Biological assets were stated at fair value less costs to sell as of March 31, 2008, 2009 and 2010 as estimated by an independent appraiser using the net present value approach whereby projected future net cash flows were discounted at the rates of 14.7% for vegetables and fruits and 18.4% for tea and other trees (2009: 14.8% and 20.9%; 2008: 14.2% and 29.2%) to provide a current market value of the biological assets.

The discount rates used in the valuation of the biological assets in the PRC-mainland as at each balance sheet date were based on the market-determined pre tax rate.

The principal valuation methodology and assumptions adopted are as follows:

•	The present condition of a biological asset excludes any increases in value from additional biological transformation and future activities of the Company such as those related to enhancing the future biological transformation, harvesting and selling; and

•	Estimated future net cash flows are referenced to past experience from the management and historical records.

(c)	The quantity and amount of fair value less costs to sell of agricultural produce harvested during the year:

	2008		2009		2010
	Quantity		Quantity		Quantity
	(Tons)	RMB’000	(Tons)	RMB’000	(Tons)	RMB’000

Vegetables and fruits	57,085	123,947	69,240	170,998	98,076	228,617

(d)	The Group is exposed to a number of risks related to its biological assets:

Regulatory and environment risks

The Group is subject to laws and regulations in various locations in which it operates. The Group has established environmental policies and procedures aimed at compliance with local environmental and other laws. Management performs regular reviews to identify environmental risks and to ensure that the systems in place are adequate to manage these risks.

Supply and demand risk

The Group is exposed to risks arising from fluctuations in the price and sales volume of agricultural crops. When possible the Group manages this risk by aligning its harvest volume to market supply and demand. Management performs regular industry trend analysis to ensure that the Group’s pricing structure is in line with the market and to ensure that projected harvest volumes are consistent with the expected demand.

Climate and other risks

The Group’s agricultural crops are exposed to the risk of damage from climatic changes, diseases and other natural forces. The Group has extensive processes in place aimed at monitoring and mitigating those risks, including regular inspections and industry pest and disease surveys.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

17	Inventories

(a)	Inventories in the combined balance sheets comprise:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Agricultural materials	2,906	3,035	2,759
Consumables and packing materials	316	167	179
Agricultural produce	730	—	—

	3,952	3,202	2,938

Agricultural materials represent seeds, fertilizers and pesticides.

(b)	Reconciliation of carrying amount of agricultural produce:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

At April 1	2,415	730	—
Harvested crops transferred in from biological assets	123,947	170,998	228,617
Purchases during the year	3,596	2,560	9,660
Cost of inventories sold	(129,228)	(174,288)	(238,277)

At March 31	730	—	—

(c)	The cost of inventories sold for the years ended March 31, 2008, 2009 and 2010 includes the costs of agricultural produce purchased from third party vendors, the actual plantation expenditure and the adjustments to record the inventories at fair value less costs to sell, as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Purchases of agricultural produce	3,596	2,560	9,660
Plantation expenditure	60,006	73,101	92,905
Biological assets fair value adjustments	65,626	98,627	135,712

Cost of inventories sold	129,228	174,288	238,277

18	Trade and other receivables

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Trade receivables	7,697	11,544	19,595
Less: Allowance for doubtful debts (note 18(a))	(806)	—	—

	6,891	11,544	19,595
Other receivables, deposits and prepayments	127,446	10,113	17,184

	134,337	21,657	36,779

All of the trade and other receivables are expected to be recovered within one year.

Included in other receivables, deposits and prepayments are amounts due from a director of China Linong and preferred shareholders of RMB46,000 and RMB Nil (2009: RMB48,000 and RMB Nil; 2008: RMB131,000 and RMB119,599,000) respectively. Amount due from director of China Linong is unsecured,

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

interest-free and repayable on demand while amounts due from preferred shareholders are unsecured, interest-free and are expected to be settled within one year.

(a)	Impairment of trade receivables

Impairment losses in respect of trade receivables are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against trade receivables directly (see note 2(j)).

The movement in the allowance for doubtful debts during the year is as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

At April 1	298	806	—
Impairment loss recognized	508	—	—
Uncollectible amounts written off	—	(806)	—

At March 31	806	—	—

As of March 31, 2010, the Group’s trade receivables of RMB Nil (2009: RMB Nil; 2008: RMB806,000) were individually determined to be impaired. The individually impaired receivables related to customers that were in financial difficulties and management assessed that these receivables are expected not to be recovered. Consequently, specific allowances for doubtful debts of RMB Nil (2009: RMB Nil; 2008: RMB806,000) were recognized. The Group does not hold any collateral over these balances.

(b)	Trade receivables that are not impaired

The ageing analysis of trade receivables that are neither individually nor collectively considered to be impaired are as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Neither past due nor impaired	6,520	11,504	18,823

Less than 1 month past due	40	—	577
1 to 3 months past due	—	—	195
6 to 12 months past due	331	—	—
1 to 2 years past due	—	40	—

	371	40	772

	6,891	11,544	19,595

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

Receivables that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold any collateral over these balances.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

19	Cash

(a)	Cash comprises:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Cash at bank	75,121	91,014	116,347
Cash in hand	10,239	16,925	22,860

	85,360	107,939	139,207

As of March 31, 2010, cash of RMB56,364,000 (2009: RMB44,461,000; 2008: RMB29,976,000) is denominated in RMB. RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restriction imposed by the PRC government.

(b)	During the year ended March 31, 2008, China Linong issued Series B Preferred Shares (see note 25(b)(ii)), part of the proceeds were received in the same year while the remaining proceeds of USD17,000,000 were received in the year ended March 31, 2009.

20	Bank loan

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Bank loan	—	—	34,290

On November 10, 2009, China Linong entered into a loan agreement (the “Loan Agreement”) with DEG — Deutsche Investitions — Und Entwicklungsgesellschaft mbH (“DEG”) for a loan principal amount of USD18,000,000 (the “Loan”). At March 31, 2010, the Loan was drawn down to an extent of USD5,000,000 (equivalent to RMB 34,290,000). The purpose of the Loan is to finance the expansion of the Group’s farmland operations, which involve construction of greenhouse, infrastructure works, irrigation systems and accessory facilities in the cultivation bases of the Group.

(a)	Repayment terms and interest rates

The Loan is repayable in equal semi-annual instalment of USD2,250,000 each from May 15, 2013 to November 15, 2016. Any undisbursed loan amounts and any amount outstanding under the Loan which is converted as mentioned in note 20(b) shall be set off against the repayment instalments in inverse order of their maturity.

The Loan bears a floating interest rate at the aggregate of London Interbank Offered Rates for six months United States Dollars deposits (“six months USD LIBOR”) plus 12% per annum from the date of first disbursement of loan to interest conversion date, which is determined to be the date when the loan principal has been fully disbursed or the date on which the bank suspends or terminates the right of China Linong to disbursement of the undrawn portion of the loan principal if the total disbursement has not been made by June 30, 2010.

From the interest conversion date up to May 14, 2013, the Loan bears a fixed interest rate at the aggregate of DEG Base Rate plus 12% per annum. From May 15, 2013 up to November 14, 2016, the Loan bears a floating interest rate at the aggregate of six months USD LIBOR plus 12% per annum.

During the year ended March 31, 2010, the Loan carried an interest rate of 12.2815% per annum.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

(b)	Conversion right

Pursuant to the Loan Agreement, in the event that China Linong decides at its discretion to proceed with any raising of new equity financing, whether in the form of ordinary or preferred shares to be offered by China Linong to any or all of its then existing shareholders and/or any new investors on one or more occasions, by China Linong prior to the initial public offering of the shares of China Linong (“Pre-IPO Financing”):

•	DEG shall have the right, but not the obligation, to subscribe for new ordinary or preferred shares (as the case may be) in China Linong at the same price and on the same payment terms (other than the manner of payment of the subscription price) as the other subscribers in the Pre-IPO Financing are subscribing by converting up to an aggregate amount of USD5,000,000 outstanding under the Loan;

•	If the Loan has been repaid in full prior to such Pre-IPO Financing, DEG shall have the right, but not the obligation, to subscribe for new ordinary or preferred shares (as the case may be) in China Linong at the same price and on the same payment terms as the other subscribers in the Pre-IPO Financing are subscribing in the aggregate amount of up to USD5,000,000.

•	If the Loan has been repaid to the extent that the amount outstanding under the Loan is less than USD5,000,000, DEG shall have the right, but not the obligation, to subscribe for new ordinary or preferred shares in China Linong at the same price and on the same payment terms (other than the manner of payment of the subscription price) as the other subscribers in the Pre-IPO Financing are subscribing in the aggregate amount of up to USD5,000,000, by converting the amount outstanding under the Loan and by paying the balance of the subscription price on the same payment terms as the other subscribers in the Pre-IPO Financing are subscribing.

•	In the event that DEG decides to exercise its right to subscribe for new ordinary or preferred shares (as the case may be) in China Linong pursuant to any Pre-IPO Financing, the shares to be issued shall rank pari passu with all the other shares to be issued to the other subscribers in such Pre-IPO Financing.

•	In the event that DEG decides to exercise its right to subscribe for new ordinary or preferred shares (as the case may be) in China Linong pursuant to any Pre-IPO Financing by converting any amount outstanding under the Loan, the amount so converted shall be deemed to be a repayment under the Loan Agreement and shall reduce the repayment instalments in inverse order of maturity.

The conversion right granted to DEG shall not be exercisable with respect to the first occasion on which China Linong decides to raise Pre-IPO Financing after the signing of the Loan Agreement, provided that (i) no more than USD6,000,000 is being raised by China Linong on such occasion; (ii) such Pre-IPO Financing is completed on or before January 31, 2010; and (iii) only existing shareholders and/or their affiliates will be invited by China Linong to participate in such Pre-IPO Financing. The conversion right shall only be exercisable by DEG in respect of any Pre-IPO Financing to be conducted and completed by China Linong before an initial public offering of the shares of China Linong and such right shall terminate immediately upon the initial public offering of the shares of China Linong.

As the conversion right granted pursuant to the Loan Agreement may result in the settlement in a variable number of the ordinary shares equivalent to a fixed value based on the outstanding loan principal amount up to USD5,000,000, the contractual obligation in respect of USD5,000,000 and the related conversion right as a whole has been accounted for as a financial liability based on the loan principal amount outstanding.

If the Loan has been repaid in full prior to the Pre-IPO Financing, DEG shall have the right, but not the obligation, to subscribe for new ordinary or preferred shares at the same price and the same payment terms as other subscribers up to an aggregate amount of USD5,000,000. This subscription right after the repayment of the loan is not considered to meet the definition of a derivative as the exercise price is at the fair value for the

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

shares and does not depend on an underlying variable. The Group has therefore not recognized this option in the financial statements.

(c)	Prepayment option

The Group may prepay the whole or any part of the Loan on any payment dates, which is defined as May 15, and November 15, in each year after the date of drawdown and up to November 15, 2016, and the prepaid amount shall be an amount of not less than USD2,250,000 or a multiple thereof. If the Group prepays any amount of the Loan before May 15, 2013 while a fixed interest rate applies, the Group shall pay an amount necessary to compensate DEG for any loss DEG incurs in redeploying the prepaid amount in USD Treasury Bonds with a maturity corresponding to the remaining maturity of the Loan prepaid until May 14, 2013 plus reasonable costs and expenses relating to such prepayment (“compensation”). No compensation will be applied on prepayment made on or after May 15, 2013 as long as prepayments are made on payment dates.

If the Group exercises the prepayment option before May 15, 2013, the redemption amounts, which is the aggregate amount of the prepaid amount and the compensation, would be significantly different from the amortised cost of the Loan. Hence, the embedded derivative is not considered closely related to the Loan and therefore the prepayment option before May 15, 2013 should be separated considered as a derivative liability. The Group estimates that the fair value of prepayment option is approximately zero.

21	Loan from municipal government

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Long-term municipal government loan	—	1,000	1,410

The municipal government loan was obtained by the Group for acquiring a land use right in Liaoyang, Liaoning Province, the PRC and for constructing a processing factory for its agricultural produce on that land. There are no unfulfilled conditions or contingencies relating to the municipal government loan. The municipal government loan is unsecured, interest bearing at a fixed rate of 2% per annum and is fully repayable by instalments from 2011 to 2012.

22	Trade and other payables

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Trade creditors	2,770	2,711	4,508
Other creditors and accrued charges	11,265	9,014	14,080
Other loans	17,800	—	—
Amount due to a director	14,723	41	40

	46,558	11,766	18,628

All of the trade and other payables (including amount due to a director) are expected to be settled within one year.

Other loans are obtained from third parties and are unsecured, interest-free and repayable within one year. These loans were fully settled during the year ended March 31, 2009.

Amount due to a director is unsecured, interest-free and repayable on demand.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

23	Equity settled share-based transactions

China Linong has several share option schemes (the “Scheme”) which were adopted on May 22, 2007, April 16, 2009 and March 26, 2010, whereby the board of directors of China Linong is authorized to, at its discretion, invite directors, employees and others providing similar services of China Linong or its subsidiaries to take up options to subscribe for shares in China Linong subject to terms and conditions stipulated therein. The Schemes will terminate after ten years from the dates of adoption and no options may be granted under the Schemes thereafter.

On May 23, 2007, China Linong granted share options to Winsome Group Limited, a company held by certain directors and employees of the Group, to subscribe 66,580 ordinary shares of China Linong (on post-split basis upon the subdivision of each ordinary share into 1,000 shares of nominal value of US$0.001 each pursuant to written board resolutions of China Linong on March 21, 2008). On April 17, 2009 and March 29, 2010, China Linong granted share options to certain directors, employees and others providing similar services of the Group to subscribe 48,246 and 103,184 ordinary shares of China Linong respectively. The options granted vest after one to three years after the date of grant and are exercisable within a period of ten years. Each option gives the holder the right to subscribe for one ordinary share in China Linong.

On July 17, 2010, the Company granted 218,010,000 share options (“Le Gaga option”) to the options holders of China Linong at a 1,000-for-1 exchange ratio (“Share Options Exchange”). Each Le Gaga option gives the holder the right to subscribe for one ordinary share in the Company. The terms and conditions attached to Le Gaga options are the same as those options granted by China Linong on May 23, 2007, April 17, 2009 and March 29, 2010, respectively except for the corresponding adjustment for the exercise price to give effect to the 1,000-for-1 exchange ratio. Upon the grant of Le Gaga options, 218,010 share options representing all outstanding share options of China Linong were cancelled on July 17, 2010. The number of options and per share data disclosed in notes 23(a), (b) and (c) have not reflected the 1,000-for-1 effect as a result of the Share Options Exchange.

On August 31, 2010, the Company adopted the 2010 Share Incentive Plan, under which the Company granted shares options on the same date to certain directors, employees and others providing similar services to the Group to subscribe 60,000,000 ordinary shares of the Company. The options granted vest after one to three years after the date of grant and are exercisable within a period of ten years. Each option gives the holder the right to subscribe for one ordinary share in the Company.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

(a)	The terms and conditions of the grants are as follows:

					Vesting
					Conditions
	Number of Share Options				(from the Date	Contractual
	Directors	Consultants	Employees	Total	of Grant)	Conditions

Granted on May 23, 2007
	15,530	—	6,700	22,230	One year	10 years
	15,530	—	6,700	22,230	Two years	10 years
	15,520	—	6,600	22,120	Three years	10 years

	46,580	—	20,000	66,580

Granted on April 17, 2009
	8,749	5,667	1,667	16,083	One year	10 years
	8,749	5,667	1,667	16,083	Two years	10 years
	8,748	5,666	1,666	16,080	Three years	10 years

	26,246	17,000	5,000	48,246

Granted on March 29, 2010
	14,395	6,000	14,000	34,395	One year	10 years
	14,395	6,000	14,000	34,395	Two years	10 years
	14,394	6,000	14,000	34,394	Three years	10 years

	43,184	18,000	42,000	103,184

(b)	The number and weighted average exercise price of share options are as follows:

	2008		2009		2010
	Weighted		Weighted		Weighted
	Average		Average		Average
	Exercise	Number of	Exercise	Number of	Exercise	Number of
	Price	Options	Price	Options	Price	Options
	USD		USD		USD

Outstanding at April 1	—	—	35.402	66,580	35.402	66,580
Granted during the year	35.402	66,580	—	—	74.817	151,430

Outstanding at March 31	35.402	66,580	35.402	66,580	62.780	218,010

Exercisable at March 31	—	—	35.402	22,230	35.402	44,460

No share options were exercised during the years ended March 31, 2008, 2009 and 2010.

The options outstanding as of March 31, 2010 had an exercise price of USD62.780 (equivalent to RMB430) (2009: USD35.402 (equivalent to RMB242)); 2008: USD35.402 (equivalent to RMB248)) and a weighted average remaining contractual life of 8.91 years (2009: 8.15 years; 2008: 9.15 years).

(c)	Fair value of share options and assumptions

The fair value of services received in return for share options granted is measured by reference to the fair value of share options granted. The estimate of the fair value of the share options granted is measured based on the Black-Scholes Option Pricing model. The weighted average life of the share option is used as an input into this model. Expectations of early exercise are incorporated into the Black-Scholes Option Pricing model.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

	At May 23, 2007	At April 17,2009	At March 29, 2010
	(Date of Grant)	(Date of Grant)	(Date of Grant)

Fair value at measurement date	USD 21.23	USD 20.35 – 23.85	USD 29.12 – 32.09
Share price	USD 42.54	USD 50.15	USD 60.61
Exercise price	USD 35.40	USD 72.93	USD 75.70
Expected volatility (expressed as average volatility used in the modelling under the Black-Scholes Option Pricing model)	48.77%	51.30% – 53.70%	56.90%
Option life (expressed as weighted average life used in the modelling under the Black-Scholes Option Pricing model)	4 years	5.5 – 6.5 years	5.5 – 6.5 years
Expected dividends	—	—	—
Risk-free interest rate (based on USD China Sovereignty Bond Rate)	5.27%	3.75% – 3.90%	2.96% – 3.26%

The expected volatility is based on the average annualized standard deviations of the continuously compounded rates of return on the average share prices of similar companies as of the measurement date publicly quoted. Expected dividends are based on historical record. Changes in the subjective input assumptions could materially affect the fair value estimate.

Share options were granted under a service condition. This condition has not been taken into account in the grant date fair value measurement of the services received. There were no market conditions associated with the share option grants.

24	Income tax in the combined balance sheets

(a)	Current taxation in the combined balance sheets represents:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Provision for PRC income / withholding tax for the year	2,635	200	890
Balance in respect of prior years	357	2,992	3,192

	2,992	3,192	4,082

(b)	Deferred tax assets not recognized

The Group has not recognized deferred tax assets as of March 31, 2010 in respect of cumulative tax losses of HK$27,567,000 (equivalent to RMB24,282,000) and RMB5,570,000 (2009: HK$15,417,000 (equivalent to RMB13,599,000) and RMB4,051,000; 2008: HK$8,169,000 (equivalent to RMB7,799,000) and RMB3,175,000)) arising from the subsidiaries in Hong Kong and in the PRC – mainland, respectively, as it is not probable that future taxable profits against which losses can be utilized will be available in the relevant entities. The tax losses of the subsidiaries in Hong Kong do not expire under current tax legislation while those of the subsidiaries in the PRC – mainland will expire in five years.

(c)	Deferred tax liabilities not recognized

At March 31, 2010, deferred tax liabilities not recognized in respect of temporary differences relating to the undistributed profits of PRC subsidiaries amounted to RMB177,313,000 (2009: RMB92,531,000; 2008: RMB13,589,000) as the Group controls the dividend policy of these PRC subsidiaries and it has been

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

determined that it is probable that profits will not be distributed in the foreseeable future from the undistributed profits of PRC subsidiaries accumulated up to March 31, 2010 except for those as mentioned in note 7(a).

25	Equity

(a)	Share capital of the Company

The Company was incorporated in the Cayman Islands on May 6, 2010 with an authorized share capital of US$50,000,000 divided into 5,000,000,000 shares of US$0.01 each. On the date of incorporation, 1 share of US$0.01 was issued at par as initial capital of the Company. After the Reorganization as described in note 1, the Company became the holding company of the Group on July 16, 2010 and the shareholders of China Linong became the shareholders of the Company with the same percentage holdings.

Upon completion of the Reorganization, the Company had 1,050,000,000 outstanding ordinary shares of US$0.01 each and 703,997,000 outstanding preferred shares (Series A: 215,060,000 shares; Series A1: 80,710,000 shares; Series B: 329,100,000 shares; Series B1: 79,127,0000 shares) of US$0.01 each. All the rights, terms and conditions attached to ordinary shares and each class of preferred shares of the Company are the same as those of China Linong.

(b)	Share capital of China Linong

	2008		2009		2010
	Number of		Number of		Number of
	Shares	Amount	Shares	Amount	Shares	Amount
		RMB’000		RMB’000		RMB’000

Authorized:
Ordinary shares of US$0.001 each	1,050,000.00	9	1,050,000.00	9	1,050,000.00	9

Preferred shares of US$0.001 each	624,870.00	5	624,870.00	5	703,997.00	6

Issued:
Ordinary shares:
At April 1	1,050.00	9	1,050,000.00	9	1,050,000.00	9
Effect of share subdivision from US$1 each to US$0.001 each	1,048,950.00	—	—	—	—	—

At March 31	1,050,000.00	9	1,050,000.00	9	1,050,000.00	9

Preferred shares:
At April 1	295.77	2	624,870.00	5	624,870.00	5
Effect of share subdivision from US$1 each to US$0.001 each	295,474.23	—	—	—	—	—
Issue of Series B Preferred Shares	329,100.00	3	—	—	—	—
Issue of Series B1 Preferred Shares	—	—	—	—	79,127.00	1

At March 31	624,870.00	5	624,870.00	5	703,997.00	6

(i) Ordinary shares

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at meetings of China Linong. The distribution of dividend is subject to the prior written approval of at least 75% of Series A and Series A1 preferred shareholders and 50% of Series B and Series B1 preferred shareholders. All ordinary shares rank equally with regard to China Linong’s residual assets.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

Pursuant to written board resolutions of China Linong on March 21, 2008, each issued and unissued ordinary share was subdivided into 1,000 shares of nominal value of US$0.001 each.

(ii) Preferred shares

On April 27, 2006, China Linong issued 215.06 Series A Preferred Shares for US$18,599.5 per share pursuant to the Series A Shareholders Agreement dated April 27, 2006.

On February 15, 2007, China Linong issued 80.71 Series A1 Preferred Shares for US$49,560.15 per share pursuant to the Series A1 Shareholders Agreement dated February 14, 2007. The net proceeds of RMB29,942,000, after deducting share issuing expenses of RMB117,000, were credited to the capital.

Pursuant to written board resolutions of China Linong on March 28, 2008, every issued preferred share was subdivided into 1,000 shares of nominal value of US$0.001 each.

On March 28, 2008, China Linong issued 329,100 Series B Preferred Shares for US$72.9281 per share pursuant to the Series B Shareholders Agreement dated March 28, 2008. The net proceeds of RMB166,459,000, after deducting share issuing expenses of RMB2,389,000, were credited to the capital.

On January 18, 2010, China Linong issued 79,127 Series B1 Preferred Shares for US$75.7 per share pursuant to the Series B1 Shareholders Agreement dated January 18, 2010. The net proceeds of RMB 40,657,000, after deducting share issuing expenses of RMB 398,000, were credited to the capital.

Each preferred shareholder carries a number of votes equal to the number of ordinary shares then issuable upon its conversion into ordinary shares at the date for determination of the shareholder entitled to vote on such matters, or, if no such date is established, at the date such vote is taken or any written consent of shareholders is solicited.

The holders of preferred shares are entitled to receive dividends, which are at the discretion of the China Linong, as declared from time to time and subject to the approval as disclosed in note 25(b)(i).

On liquidation of China Linong, the holders of Series B1 Preferred Shares would be entitled to receive an amount equal to 100% of the issue price of Series B1 Preferred Shares plus all accrued and unpaid dividends (“Series B1 Preference Amount”). After the full distribution of Series B1 Preference Amount, the holders of Series B Preferred Shares would be entitled to receive an amount equal to 100% of the issue price of Series B Preferred Shares plus all accrued and unpaid dividends (“Series B Preference Amount”). After the full distribution of Series B1 and Series B Preference Amount, the holders of Series A1 Preferred Shares would be entitled to receive, prior to any distribution to the holders of Series A Preferred Shares and holders of ordinary shares, an amount equal to 100% of the issue price of Series A1 Preferred Shares plus all accrued and unpaid dividends (“Series A1 Preference Amount”). After the full distribution of Series B1, Series B and Series A1 Preference Amount, the holders of Series A Preferred Shares would be entitled to receive an amount equal to 100% of the issue price of Series A Preferred Shares plus all accrued and unpaid dividends (“Series A Preference Amount”). After full distribution of Series B1, Series B, Series A1 and Series A Preference Amounts, any remaining assets of China Linong would be distributed on a pro-rata basis among the holders of preferred shares (on as converted basis) together with the holders of ordinary shares.

The rights of the preferred shareholders to convert the shares into ordinary shares are summarized as follows:

•	Conversion rights are exercisable at any time at the preferred shareholders’ option, to convert all or any portion of preferred shares into ordinary shares of China Linong.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

•	The initial conversion price for each class of preferred shares is the issue price subject to adjustments from time to time in the event of any share splits, share combinations, share dividends, recapitalizations and similar events.

•	The Series A Preferred Shares and Series A1 Preferred Shares would automatically be converted into ordinary shares, at the then applicable conversion price, upon

(i) the date specified by written consent or agreement of the holders of at least 50% of the Series A Preferred Shares and Series A1 Preferred Shares outstanding respectively, or

(ii) the closing of an underwritten public offering of ordinary shares of China Linong in the United States of America with gross proceeds to China Linong in excess of US$70,000,000 and a pre-public offering market capitalization of at least US$300,000,000, or in a similar public offering of the ordinary shares of China Linong in another jurisdiction which results in the ordinary shares trading publicly on a recognized regional or national securities exchange (“Qualified Public Offering”).

•	The Series B Preferred Shares and Series B1 Preferred Shares would automatically be converted into ordinary shares, at the then applicable conversion price, upon the closing of a Qualified Public Offering.

•	No fractional ordinary share would be issued upon conversion of the preferred shares. In lieu of any fractional shares to which the holder would otherwise be entitled, China Linong would pay cash equal to such fraction multiplied by the then effective respective conversion price.

(c)	Nature and purpose of reserves

(i) Capital

Capital comprises the amounts received from equity shareholders of the Group upon the issuance of ordinary shares and preferred shares of China Linong as described in note 25(b).

(ii) Statutory reserve

Transfers from retained earnings to statutory reserves were made in accordance with the relevant PRC rules and regulations and the articles of association of the subsidiaries of the Group incorporated in the PRC and were approved by the respective board of directors.

Statutory surplus reserve

The subsidiaries in the PRC-mainland are required to transfer 10% of their net profit, as determined in accordance with the PRC accounting rules and regulations, to statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

Statutory surplus reserve can be used to make good previous years’ losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of their registered capital.

(iii) Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of entities outside the PRC-mainland. The reserve is dealt with in accordance with the accounting policy set out in note 2(u).

(iv) Capital reserve

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

Capital reserve comprises the fair value of the actual or estimated number of unexercised share options granted to directors and other eligible participants of the Group recognized in accordance with the accounting policy adopted for share based payments in note 2(q)(ii).

(v) Other reserve

China Linong acquired the entire equity interest in Land V. Group Limited on April 6, 2006 by issuing 1,050 new ordinary shares as consideration. The difference between the carrying amount of share capital and share premium of Land V. Group Limited and the nominal value of the share issued by China Linong was credited to other reserve.

(d)	Capital management

The Group’s primary objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so that it can continue to provide returns for its shareholders by pricing products commensurately with the level of risk and by securing access to finance at a reasonable cost.

The Group actively and regularly reviews and manages its capital structure to maintain a balance between the higher returns to the equity shareholders of Group that might be possible with higher level of borrowings and the advantages and security afforded by a sound capital position, and makes adjustments to the capital structure in light of changes in economic conditions.

The Group maintains sufficient capital (which comprise all components of equity) such that net current assets are maintained, i.e. it has the financial resources to repay all its current liabilities when they fall due.

The Group was not subject to any externally imposed capital requirements during the years presented in these financial statements.

26	Disposal of subsidiaries

(a)	Disposal of Land V. Limited (Weifang) and Land V. Limited (Hangzhou)

During the year ended March 31, 2009, the Group disposed of its 100% equity interests in Land V. Limited (Weifang) and Land V. Limited (Hangzhou) (collectively, the “Subsidiaries”) to an entity controlled by a former director of China Linong (see note 28) for a consideration of RMB11,016,000 which was satisfied by a waiver of payables to the Subsidiaries.

Net assets disposed of at the date of disposal:

RMB’000

Property, plant and equipment	172
Trade and other receivables	11,078
Inventory	145
Trade and other payables	(3)
Cash and cash equivalents	23

Net assets disposed of	11,415
Satisfied by wavier of amounts due to the Subsidiaries by other entities within the Group	(11,016)
Release of exchange reserve upon disposal of the Subsidiaries	(1,529)

Gain on disposal of subsidiaries	(1,130)

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

(b)	Disposal of Land V. Limited (Tianjin)

During the year ended March 31, 2010, the Group disposed of its 100% equity interest in Land V. Limited (Tianjin) (the “Subsidiary”) to an entity controlled by a former director of China Linong (see note 28) for a consideration of RMB6,004,000 which was satisfied by a waiver of payables to the Subsidiary.

Net assets disposed of at the date of disposal:

RMB’000

Trade and other receivables	6,005

Net assets disposed of	6,005
Satisfied by wavier of amounts due to the Subsidiary by other entities within the Group	(6,004)
Release of exchange reserve upon disposal of the Subsidiary	(541)

Gain on disposal of subsidiary	(540)

27	Financial risk management and fair values

Exposure to credit, currency and liquidity risks arises in the normal course of the Group’s business. The Group does not have significant exposure to interest rate risk. The Group’s exposure to these risks and the financial risk management policies and practices used by the Group to manage these risks are described below.

(a)	Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables. Management has a credit policy in place and the exposures to these credit risks are monitored on an ongoing basis.

Customers are either required to settle in cash on delivery or granted with credit term. Individual credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer. Trade receivables are generally due within 5 to 60 days from the date of delivery. Debtors with balances that are overdue are requested to settle all outstanding balances before any further credit is granted. Normally, the Group does not obtain collateral from customers.

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of the industry and country in which customers operate also has an influence on credit risk but to a lesser extent. At the balance sheet date, the Group has certain concentrations of credit risk as 8.0% (2009: 8.6%; 2008: 1.7%) and 15.1% (2009: 14.7%; 2008: 3.0%) of the total trade and other receivables were due from the largest customer and the five largest customers respectively.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset in the balance sheet. The Group does not provide any guarantee which would expose the Group to credit risk.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from trade and other receivables are set out in note 18.

(b)	Currency risk

(i) Forecast transactions

The Group is exposed to currency risks arising from the intra-group purchases by the subsidiaries outside the PRC-mainland from those subsidiaries in the PRC-mainland. Such purchases are denominated

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

in RMB. The Group ensures that the net exposure is kept to an acceptable level by selling Hong Kong dollars and United States dollars at spot rates where necessary to address short-term imbalances.

(ii) Exposure to currency risk

The following table details the Group’s exposure at the balance sheet date to currency risk arising from recognized assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate. For presentation purposes, the amounts of the exposure are shown in RMB, translated using the spot rate at the year end. Differences resulting from the translation of the financial statements of operations outside the PRC-mainland into the Group’s presentation currency are excluded.

	2008 (Expressed in Renminbi)
		United
	Hong Kong	States
	Dollars	Dollars	Renminbi
	’000	’000	’000

Trade and other receivables	7,561	18	—
Cash and cash equivalents	296	14	—
Trade and other payables	(13,874)	(28,898)	(1,645)

Net exposure arising from recognized assets and liabilities	(6,017)	(28,866)	(1,645)

	2009 (Expressed in Renminbi)
		United
	Hong Kong	States
	Dollars	Dollars	Renminbi
	’000	’000	’000

Trade and other receivables	7,394	—	13,063
Cash and cash equivalents	4,290	6,886	—
Trade and other payables	(8,670)	(63,263)	—

Net exposure arising from recognized assets and liabilities	3,014	(56,377)	13,063

	2010 (Expressed in Renminbi)
		United
	Hong Kong	States
	Dollars	Dollars	Renminbi
	’000	’000	’000

Trade and other receivables	7,370	—	42,553
Cash and cash equivalents	7,667	20,992	—
Trade and other payables	(20,568)	(70,419)	—

Net exposure arising from recognized assets and liabilities	(5,531)	(49,427)	42,553

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

(iii) Sensitivity analysis

The following table indicates the instantaneous change in the Group’s profit after tax that would arise if foreign exchange rates to which the Group has significant exposure at the balance sheet date had changed at that date, assuming all other risk variables remained constant. In this respect, it is assumed that the pegged rate between the Hong Kong dollars and the United States dollars would be materially unaffected by any changes in movement in value of the United States dollars against other currencies.

	2008		2009		2010
	Increase/		Increase/		Increase/
	(Decrease)	Increase/	(Decrease)	Increase/	(Decrease)	Increase/
	in Foreign	(Decrease)	in Foreign	(Decrease)	in Foreign	(Decrease)
	Exchange	in Profit	Exchange	in Profit	Exchange	in Profit
	Rates	After Tax	Rates	After Tax	Rates	After Tax
		’000		’000		’000

Renminbi (note a)	5%	—	5%	653	5%	2,128
	(5%)	—	(5%)	(653)	(5%)	(2,128)
Hong Kong	5%	(406)	5%	(397)	5%	(948)
Dollars (note b)	(5%)	406	(5%)	397	(5%)	948
United States	5%	(188)	5%	(184)	5%	865
Dollars (note b)	(5%)	188	(5%)	184	(5%)	(865)

Results of the analysis as presented in the above table represent an aggregation of the effects on each of the group entities’ profit/loss after tax measured in the respective functional currencies, translated into RMB at the exchange rate ruling at the balance sheet date for presentation purposes.

The sensitivity analysis assumes that the change in foreign exchange rates had been applied to re-measure those financial instruments held by the Group which expose the Group to foreign currency risk at the balance sheet date, including inter-company payables and receivables within the Group which are denominated in a currency other than the functional currencies of the lender or the borrower. The analysis excludes differences that would result from the translation of the financial statements of operations outside the PRC-mainland into the Group’s presentation currency. The analysis is performed on the same basis for all the years presented.

Notes

(a) arising from subsidiaries outside the PRC-mainland whose functional currency is Hong Kong dollars

(b) arising from PRC subsidiaries whose functional currency is RMB

(c)	Liquidity risk

The Group’s policy is to regularly monitor current and expected liquidity requirements to ensure that it maintains sufficient reserves of cash to meet its liquidity requirements in the short and longer term.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

The following tables show the remaining contractual maturities at the balance sheet date of the Group’s non-derivative financial liabilities, which are based on the contractual undiscounted cashflows (including interest payment computed using contractual rates) and the earliest date the Group can be required to pay:

	Contractual Undiscounted Cash Outflow
		More than	More than		Balance
	Within 1	1 Year but	2 Years but		Sheet
	Year or on	Less than	Less than		Carrying
	Demand	2 Years	5 Years	Total	Amount
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

2008
Trade and other payables	46,558	—	—	46,558	46,558

2009
Trade and other payables	11,766	—	—	11,766	11,766
Loan from municipal government	—	—	1,108	1,108	1,000

	11,766	—	1,108	12,874	12,766

2010
Trade and other payables	18,628	—	—	18,628	18,628
Bank loan	4,657	4,657	41,991	51,305	34,290
Loan from municipal government	—	778	784	1,562	1,410

	23,285	5,435	42,775	71,495	54,328

(d)	Nature risk

The Group’s revenue depends significantly on the ability to grow crops and harvest agricultural produce at an adequate level. The ability to grow crops may be affected by unfavorable local weather conditions and natural disasters. Weather conditions such as floods, droughts and windstorms and natural disasters such as fire, disease, insect infestation and pests are examples of such events. The occurrence of severe weather conditions or natural disasters may affect the growth of crops, which in turn may have a material adverse effect on the Group’s ability to harvest the agricultural produce in sufficient quantities and in a timely manner.

(e)	Price risk

The market prices of crops and agricultural produce are constantly affected by both demand and supply cycle of the agricultural industry. As a result, movements of the market prices would have significant impact on the Group’s earnings. Whilst efforts have been made by management to implement certain strategies, there can be no assurance that the Group will be fully shielded from the negative effects of cyclical movements of the market prices of crops and agricultural produce.

(f)	Fair values

The amounts due from/(to) directors are unsecured, interest-free and repayable on demand. Given these terms, it is not meaningful to disclose their fair values.

All other financial instruments are carried at amounts not materially different from their fair values as of March 31, 2008, 2009 and 2010 because of the immediate and short-term maturities of those financial instruments.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

28	Material related party transactions

(a)	During the years ended March 31, 2008, 2009 and 2010, the directors of the Company are of the view that the following are related parties of the Group:

Name of Party	Relationship

Ma Shing Yung	Chairman and Chief Executive Officer of the Company and China Linong
Lui Ming Ho	Director of China Linong
New Oriental Group Limited (“New Oriental”)	An entity controlled by Luan Li, a former director of China Linong

(b)	In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions:

(i)

	Note	2008	2009	2010
		RMB’000	RMB’000	RMB’000

Amount due to a director - Ma Shing Yung
At April 1		9,615	14,723	41
Exchange adjustments		(638)	(214)	(1)
Advance from Ma Shing Yung		5,746	58	—
Repayment to Ma Shing Yung		—	(14,526)	—

At March 31	22	14,723	41	40

Amount due from a director of China Linong - Lui Ming Ho
At April 1		113	131	48
Exchange adjustments		(8)	(3)	(1)
Advance to Lui Ming Ho		120	3	2
Repayment by Lui Ming Ho		(94)	(83)	(3)

At March 31	18	131	48	46

Amount due to a director of the Company — Ma Shing Yung represents the advances received from Ma Shing Yung for financing the operations of the Group. The movements in the amount due to a director during the years ended March 31, 2008, 2009 and 2010 mainly comprise the additional advances received from Ma Shing Yung and the repayments made by the Group to Ma Shing Yung during the years presented.

Amount due from a director of China Linong — Lui Ming Ho represents the advances made by the Group to Lui Ming Ho for operating expenses to be incurred in business development activities.

(ii) During the year ended March 31, 2010, the Group disposed of one (2009: two) of the subsidiaries (see note 26) to New Oriental.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

(iii) Remuneration for key management personnel of the Group is as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Basic salaries, allowances and benefits in kind	1,305	1,283	2,462
Equity-settled share-based payment expenses	5,162	3,140	4,096

	6,467	4,423	6,558

Total remuneration is included in “staff costs” (see note 6(a)).

29	Commitments and contingent liabilities

(a)	Capital commitments

Capital commitments outstanding at March 31, 2008, 2009 and 2010 not provided for in the financial statements are as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Contracted for	3,712	2,983	30,268
Authorized but not contracted for	135,706	234,050	136,313

	139,418	237,033	166,581

(b)	Operating lease commitments

At March 31, 2010, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	2008	2009	2010
	RMB’000	RMB’000	RMB’000

Within 1 year	8,323	8,133	7,343
After 1 year but within 5 years	28,845	28,933	32,486
After 5 years	23,506	18,334	70,103

	60,674	55,400	109,932

The Group leases a number of properties and cultivation bases under operating leases. The leases typically run for an initial period of one to fifteen years, with an option to renew the lease when all terms are renegotiated. None of the leases includes contingent rentals.

(c)	Other commitments

At March 31, 2010, the Group had a commitment of RMB Nil (2009: RMB1,200,000; 2008: RMB1,340,000) for the transfer of agricultural techniques and knowledge from third parties for research and development purpose and such expenditure is recognized as expenses in the period in which they are incurred (see note 2(v)).

(d)	Environmental contingencies

The Group’s operations are regulated by various laws and regulations. Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Violation of these laws and regulations could impose significant costs, expenses, penalties and

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

liabilities on the Group. The financial position of the Group may be adversely affected by any environmental liabilities which may be imposed under such new environmental laws and regulations. The directors of the Company are not aware of any environmental liabilities as of March 31, 2008, 2009 and 2010. The directors of the Company are also not aware of any violation to existing laws and regulations or any significant costs, expenses, penalties and liabilities resulting from such violation.

30	Accounting estimates and judgements

Notes 23 and 27 contain information about the assumptions and their risk factors relating to fair value of the share options granted and financial instruments. Other key sources of estimation uncertainty are as follows:

(a)	Depreciation and estimated useful lives

Property, plant and equipment is depreciated on a straight line basis over the estimated useful lives of the assets. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets. The depreciation expense for future periods is adjusted if there are material changes from previous estimates.

(b)	Write-down of inventories

The Group reviews the carrying amounts of the inventories at each balance sheet date to determine whether the inventories are carried at the lower of cost and net realizable value. Management estimates the net realizable value based on the current market situation and historical experience on similar inventories. Any change in the assumptions would increase or decrease the amount of inventories write-down or the related reversals of write-down made in prior years and affect the net asset value and results of the Group.

(c)	Impairment of assets

The Group reviews the internal and external sources of information at each balance sheet date to identify indications that property, plant and equipment, construction in progress, lease prepayments and long-term deposits and prepayments may be impaired. When indication of impairment is identified, management assess its fair value less costs to sell or value in use to determine the recoverable amount of such assets and the difference between the carrying amount and recoverable amount is recognized as impairment losses. Discounted future cashflow is prepared by the Group to assess the value in use and any change in the assumptions adopted in the cash flow forecasts would increase or decrease in the impairment losses and affect the net asset value and results of the Group.

(d)	Fair value of biological assets and agricultural produce

The Group’s biological assets are valued at fair value less costs to sell at each balance sheet date and the Group’s agricultural produce harvested from a biological asset is measured at fair value less costs to sell at the point of harvest.

The fair value less costs to sell at each balance sheet date is determined using the net present value approach which requires a number of key assumptions and estimates to be made such as discount rate, future net cash flows, etc. Any change in these estimates may affect the fair value of the biological assets significantly. Management reviews the assumptions and estimates periodically to identify any significant change in the fair value of biological assets.

Le Gaga Holdings Limited
Notes to the combined financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

31	Possible impact of amendments, new standards and interpretations issued but not yet effective for the year ended March 31, 2010

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended March 31, 2010 and which have not been adopted in these financial statements.

Of these developments, the following relate to matters that may be relevant to the Group’s operations and financial statements:

Effective for
Accounting Periods
Beginning on or After

Amended IAS 27, Consolidated and separate financial statements	July 1, 2009
Amendments to IFRS 2, Share-based payment — Group cash-settled share-based payment transactions	January 1, 2010
Improvements to IFRSs 2009	July 1, 2009 or January 1, 2010
Amendment to IAS 32, Financial instruments: Presentation — Classification of rights issues	February 1, 2010
IFRIC 19, Extinguishing financial liabilities with equity instruments	July 1, 2010
Revised IAS 24, Related party disclosures	January 1, 2011
IFRS 9, Financial instruments	January 1, 2013

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group’s results of operations and financial position.

Le Gaga Holdings Limited
Unaudited condensed combined income statements
For the three months ended June 30, 2009 and 2010
(Expressed in Renminbi)

	Note	2009	2010
		RMB’000	RMB’000
Revenue	5	53,838	83,317
Cost of inventories sold	13(c)	(43,776)	(79,251)
Changes in fair value less costs to sell related to:

Crops harvested during the period		10,611	20,018
Growing crops on the farmland at the period end		25,036	27,552

Total changes in fair value less costs to sell of biological assets	12(a)	35,647	47,570
Packing expenses		(3,892)	(4,938)
Land preparation costs		(2,654)	(5,084)
Other income		16	105
Research and development expenses		(920)	(1,334)
Selling and distribution expenses		(3,987)	(4,271)
Administrative expenses		(5,821)	(10,236)
Other expenses		(4)	(2,327)

Results from operating activities		28,447	23,551
Finance income		31	59
Finance costs		(181)	(115)

Net finance costs		(150)	(56)
Profit before taxation		28,297	23,495
Income tax expense	7	—	—

Profit for the period		28,297	23,495

Earnings per ordinary/preferred share (in RMB cents)	8
Basic		1.69	1.34

Diluted		1.67	1.32

See accompanying notes to the unaudited condensed combined interim financial statements.

Le Gaga Holdings Limited
Unaudited condensed combined statements of comprehensive income
For the three months ended June 30, 2009 and 2010
(Expressed in Renminbi)

	2009	2010
	RMB’000	RMB’000

Profit for the period	28,297	23,495

Other comprehensive income for the period (net of income tax):
Exchange differences on translation of financial statements of entities outside the People’s Republic of China (the “PRC”) — mainland	(59)	(1,078)

Total comprehensive income for the period	28,238	22,417

See accompanying notes to the unaudited condensed combined interim financial statements.

Le Gaga Holdings Limited
Unaudited condensed combined balance sheets
(Expressed in Renminbi)

	Note	March 31, 2010	June 30, 2010
		RMB’000	RMB’000

Assets
Property, plant and equipment	9	357,862	351,563
Construction in progress	10	17,402	63,650
Lease prepayments		2,516	2,490
Long-term deposits and prepayments	11	31,559	32,971
Biological assets	12	5,186	5,510

Total non-current assets		414,525	456,184

Biological assets	12	45,005	37,789
Inventories	13	2,938	3,975
Trade and other receivables		36,779	37,825
Cash		139,207	179,268

Total current assets		223,929	258,857

Total assets		638,454	715,041

Equity
Capital		307,689	307,689
Reserves		272,355	298,833

Total equity		580,044	606,522

Liabilities
Bank loan	14	34,290	81,656
Loan from municipal government		1,410	1,410

Total non-current liabilities		35,700	83,066

Bank loan	14	—	6,000
Trade and other payables		18,628	15,371
Current taxation		4,082	4,082

Total current liabilities		22,710	25,453

Total liabilities		58,410	108,519

Total equity and liabilities		638,454	715,041

See accompanying notes to the unaudited condensed combined interim financial statements.

Le Gaga Holdings Limited
Unaudited condensed combined statements of changes in equity
For the three months ended June 30, 2009 and 2010
(Expressed in Renminbi)

		Statutory	Exchange	Capital	Other	Retained
	Capital	Reserve	Reserve	Reserve	Reserve	Earnings	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

At April 1, 2009	267,032	19,043	(1,698)	8,302	28,355	103,632	424,666
Equity settled share-based
transactions	—	—	—	1,266	—	—	1,266
Total comprehensive income
for the period	—	—	(59)	—	—	28,297	28,238

At June 30, 2009	267,032	19,043	(1,757)	9,568	28,355	131,929	454,170

At April 1, 2010	307,689	26,796	(2,952)	14,075	28,355	206,081	580,044
Equity settled share-based
transactions	—	—	—	4,061	—	—	4,061
Total comprehensive income
for the period	—	—	(1,078)	—	—	23,495	22,417

At June 30, 2010	307,689	26,796	(4,030)	18,136	28,355	229,576	606,522

See accompanying notes to the unaudited condensed combined interim financial statements.

Le Gaga Holdings Limited
Unaudited condensed combined statements of cash flows
For the three months ended June 30, 2009 and 2010
(Expressed in Renminbi)

	Three Months Ended June 30,
	2009	2010
	RMB’000	RMB’000

Operating activities
Profit before taxation	28,297	23,495
Adjustments for:
— Amortization of lease prepayments	26	26
— Depreciation	7,309	10,500
— Equity settled share-based transactions	1,266	4,061
— Changes in fair value less costs to sell of biological assets	(35,647)	(47,570)
— Interest income	(31)	(59)
— Interest expense	—	8
— Net loss on disposal of property, plant and equipment	1	1,957
— Foreign exchange gain	(25)	(855)

	1,196	(8,437)
Changes in current biological assets due to plantations	(21,690)	(22,320)
Changes in inventories, net of effect of harvested crops transferred to inventories	40,966	76,175
(Increase)/decrease in trade and other receivables	(10,188)	568
Decrease/(increase) in long-term deposits and prepayments	625	(1,412)
Increase in trade and other payables	2,871	214

Cash generated from operations	13,780	44,788
Income tax paid	—	—

Net cash generated from operating activities	13,780	44,788

Investing activities
Interest received	31	59
Plantations of non-current biological assets	(221)	(430)
Payment for the purchase of property, plant and equipment	(189)	(1,861)
Payment for construction in progress	(27,705)	(55,186)
Proceeds from disposal of property, plant and equipment	49	653

Net cash used in investing activities	(28,035)	(56,765)

Financing activities
Interest paid	—	(1,114)
Proceeds from bank loans	—	53,632

Net cash generated from financing activities	—	52,518

Net (decrease)/increase in cash	(14,255)	40,541
Cash at April 1	107,939	139,207
Effect of foreign exchange rate changes	(36)	(480)

Cash at June 30	93,648	179,268

See accompanying notes to the unaudited condensed combined interim financial statements.

Le Gaga Holdings Limited
Notes to the unaudited condensed combined interim financial statements
(Expressed in Renminbi unless otherwise indicated)

1    Reporting entity and reorganizations

Le Gaga Holdings Limited (the “Company”) was incorporated in the Cayman Islands on May 6, 2010 as the holding company of China Linong International Limited (“China Linong”) and its subsidiaries in connection with the proposed initial public offering of the Company’s American depositary shares in the United States. The Company, China Linong and its subsidiaries (hereinafter collectively referred as the “Group”) are principally engaged in cultivating and processing of vegetables in the People’s Republic of China (“PRC”) for distribution to markets in the PRC and other countries.

China Linong was incorporated in the British Virgin Islands (the “BVI”) on March 24, 2006 under the BVI Business Companies Act, 2004 with limited liability. Pursuant to written board resolutions of China Linong on April 6, 2006, the shareholders of Land V Group Limited (“Land V”) as transferor and China Linong as transferee entered into sale and purchase agreements for the transfer of the entire issued capital of Land V (the “2006 Reorganization”) whereby China Linong allotted and issued 1,050 new shares, credited as fully paid at par, to the shareholders of Land V as a consideration for the transfer of their entire interests in Land V and its subsidiaries. Upon completion of the 2006 Reorganization, China Linong became the then holding company of the Group.

On July 16, 2010, the Company issued ordinary shares and preferred shares to the existing ordinary shareholders and preferred shareholders of China Linong in exchange for all outstanding ordinary shares and preferred shares of China Linong at a 1,000-for-1 exchange ratio (the “Reorganization”). Upon the completion of the Reorganization, the Company became the holding company of the Group.

2    Statement of compliance and basis of preparation

Since the shareholders’ equity holdings remained the same before and after each of the 2006 Reorganization and the Reorganization (collectively, the Reorganizations), there were no changes in the economic substance of the ownership structure and the business of the Group. Accordingly, the Reorganizations have been accounted for as recapitalizations of the Group and the accompanying combined financial statements reflect the assets and liabilities and results of operations of the Group at their respective historical amounts, as if the Reorganizations had occurred at the beginning of the financial periods presented.

The accompanying unaudited condensed combined interim financial statements have been prepared in accordance with International Accounting Standard 34 (“IAS 34”), Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”). These unaudited condensed combined interim financial statements do not include all of the information required for a full set of financial statements prepared in accordance with International Financial Reporting Standards (“IFRSs”) and should be read in conjunction with the combined financial statements as at and for the years ended March 31, 2008, 2009 and 2010.

The condensed combined balance sheet as of March 31, 2010 was derived from the combined financial statements of the Company for the year ended March 31, 2010.

These unaudited condensed combined interim financial statements were approved and authorized for issue by the Board of Directors of the Company on September 7, 2010.

3    Significant accounting policies

Except as described below, the accounting policies applied by the Group in these unaudited condensed combined interim financial statements are the same as those applied by the Group in its combined financial statements as of and for the years ended March 31, 2008, 2009 and 2010.

Le Gaga Holdings Limited
Notes to the unaudited condensed combined interim financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

Change in accounting policies

The IASB has issued two revised IFRSs, a number of amendments to IFRSs and one new Interpretation that are first effective for the current accounting period of the Group. Of these, the following developments are relevant to the Group’s combined financial statements:

—	IFRS 3 (revised), Business combinations

—	IAS 27 (revised), Consolidated and separate financial statements

—	Improvements to IFRSs 2009

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period.

The Group has concluded that the adoption of improvements to IFRSs 2009 does not have any significant impact on the Group’s results of operations and financial position. The other developments resulted in changes in accounting policies but none of these changes in policies have a material impact on the current or comparative periods, for the following reasons:

—	The impact of the majority of the revisions to IFRS 3 and IAS 27 have not yet had any effect on the Group’s combined financial statements as these changes will first be effective as and when the Group enters into a relevant transaction (for example, a business combination or a disposal of a subsidiary) and there is no requirement to restate the amounts recorded in respect of such previous transactions.

—	The amendments to IFRS 3 (in respect of recognition of acquiree’s deferred tax assets) and IAS 27 (in respect of allocation of losses to non-controlling interests (previously known as “minority interests”) in excess of their equity interest) have had no impact as the Group has not acquired any business and does not have any non-controlling interests.

4	Estimates

The preparation of condensed combined interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

In preparing these condensed combined interim financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the combined financial statements as of and for the years ended March 31, 2008, 2009 and 2010.

5	Revenue

The principal activities of the Group are cultivating, processing and distribution of vegetables. Revenue represents the invoiced value of goods sold during the periods presented, net of returns and discounts.

Le Gaga Holdings Limited
Notes to the unaudited condensed combined interim financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

An analysis of the Group’s revenue by the categories of customers for the three months ended June 30, 2009 and 2010 is as follows:

	Three Months Ended June 30,
	2009	2010
	RMB’000	RMB’000

Wholesalers	25,142	46,141
Institutional customers	21,902	28,094
Supermarkets	6,591	9,039
Others	203	43

	53,838	83,317

6	Segment information

The Group manages its business by two operating segments, being the Vegetables business and Trees business, which are organized by the type of biological assets. In a manner consistent with the way in which information is reported internally to the Group’s most senior executive management for the purpose of resource allocation and performance assessment, the Group has identified the following two reportable segments. No operating segments have been aggregated to form the following reportable segments.

(i)	Vegetables business (PRC-mainland / Hong Kong)

Vegetables business consists of the cultivating, processing and distribution of vegetables.

(ii)	Trees business (PRC-mainland)

Trees business consists of the cultivating, processing and distribution of fruits and tea leaf from its fruit and tea trees, and cultivating and selling of fir trees.

For the purposes of assessing the Group’s performance, the Group’s senior executive management monitors segment performance according to the operating results after charging the cost of inventories used, packing expenses, land preparation costs and natural disaster losses but before biological fair value adjustments, other income and expenses as set out in the reconciliation in note 6(b) below.

(a)	Analysis of segment results

	Three Months Ended June 30,
	2009			2010
	Vegetables	Trees	Total	Vegetables	Trees	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000

Segment revenue	53,838	—	53,838	83,077	240	83,317

Segment profit	26,631	—	26,631	43,008	154	43,162

Depreciation and amortization	6,972	—	6,972	10,052	29	10,081

Le Gaga Holdings Limited
Notes to the unaudited condensed combined interim financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

(b)	Reconciliation of segment profit

Reconciliation of reportable segment profit to combined profit before taxation is disclosed as follows:

	Three Months Ended June 30,
	2009	2010
	RMB’000	RMB’000

Segment profit	26,631	43,162
Other income	16	105
Research and development expenses	(920)	(1,334)
Selling and distribution expenses	(3,987)	(4,271)
Administrative expenses	(5,821)	(10,236)
Other expenses	(4)	(1,988)
Net finance costs	(150)	(56)
Biological assets fair value adjustment	12,532	(1,887)

Profit before taxation	28,297	23,495

(c)	Geographical information

The geographical location of a customer is based on the location at which the services were provided or the goods delivered. Substantially all of the Group’s revenues are derived from external customers located in the PRC.

The geographical location of the Group’s non-current assets is based on the physical location of an asset in the case of property, plant and equipment, construction in progress, lease prepayments and biological assets. Substantially all of the Group’s non-current assets are located in the PRC.

7	Income tax in the unaudited condensed combined income statements

(a) Pursuant to the rules and regulations of the British Virgin Islands (“BVI”) and the Cayman Islands, the Group is not subject to any tax on income or capital gains in the BVI and the Cayman Islands.

(b) The Hong Kong profits tax rate for the three months ended June 30, 2009 and 2010 is 16.5%. The payments of dividends by Hong Kong companies are not subject to any Hong Kong withholding tax.

No provision for Hong Kong profits tax was made as the Group’s subsidiaries operating in Hong Kong sustained tax losses for the three months ended June 30, 2009 and 2010.

(c) According to the PRC’s new Income Tax Law and its relevant regulations, effective from January 1, 2008, the PRC statutory income tax rate is 25%. In addition, the Group’s PRC subsidiaries which are engaged in growing, processing and sales of agricultural products are exempt from PRC income tax.

No provision for PRC income tax was made for Linong Agriculture Technology (Shenzhen) Co. Limited, which is engaged in the sales of agricultural products, as it sustained tax losses for the three months ended June 30, 2009 and 2010.

No deferred tax liabilities were recognized in respect of temporary differences relating to the undistributed profits for the three months ended June 30, 2010 of PRC subsidiaries as the Group controls the dividend policy of these PRC subsidiaries and it has been determined that it is probable that such profits will not be distributed in the foreseeable future.

Le Gaga Holdings Limited
Notes to the unaudited condensed combined interim financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

8    Earnings per ordinary/preferred share

(a)  Basic earnings per ordinary/preferred share

The Group has the discretion to set the dividend rates for both ordinary shares and preferred shares separately, and such dividend rates are subject to approval by the preferred shareholders.

For the purposes of calculation of earnings per share, the Group considers that the holders of the ordinary shares and preferred shares have equal rights to receive dividends from the Group’s earnings. Any actual dividend declared and approved may or may not be equal between ordinary shares and preferred shares.

Preferred shares would automatically be converted into ordinary shares on an one-to-one basis upon the public offering of the ordinary shares of the Company. The automatic conversion is not expected to result in the retrospective adjustments to the reported basic and diluted earnings per share for the three months ended June 30, 2009 and 2010 since the weighted average number of shares used in the calculation of basic and diluted earnings per share has included both ordinary and preferred shares.

For the purpose of calculating basic and diluted earnings per share, the number of ordinary and preferred shares used in the calculation reflects the effects of the 1,000-for-1 share subdivision of China Linong on March 21, 2008 and the 1,000-for-1 share exchange in connection with the Reorganization as described in note 1 on a retrospective basis as if the events had occurred at the beginning of the earliest period presented.

The calculation of basic earnings per share is based on the profit attributable to ordinary and preferred equity shareholders of the Group of RMB23,495,000 (three months ended June 30, 2009: RMB28,297,000) and the weighted average number of ordinary and preferred shares outstanding of 1,753,997,000 (three months ended June 30, 2009: 1,674,870,000), calculated as follows:

Weighted average number of ordinary and preferred shares:

	2009	2010

Issued ordinary and preferred shares at June 30	1,674,870	1,753,997
Effect of share exchange in connection with the Reorganization	1,673,195,130	1,752,243,003

Weighted average number of ordinary and preferred shares at June 30	1,674,870,000	1,753,997,000

(b)    Diluted earnings per ordinary/preferred share

The calculation of diluted earnings per share is based on the profit attributable to ordinary and preferred equity shareholders of the Company of RMB23,495,000 (three months ended June 30, 2009: RMB28,297,000) and the weighted average number of ordinary and preferred shares outstanding of 1,783,296,000 (three months ended June 30, 2009: 1,695,046,000), calculated as follows:

Weighted average number of ordinary and preferred shares (diluted):

	2009	2010

Weighted average number of ordinary and preferred shares at June 30	1,674,870,000	1,753,997,000
Effect of deemed issue of shares under the Group’s share option schemes	20,176,000	29,299,000

Weighted average number of ordinary and preferred shares (diluted) at June 30	1,695,046,000	1,783,296,000

Le Gaga Holdings Limited
Notes to the unaudited condensed combined interim financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

At June 30, 2010, 151,430 options (June 30, 2009: Nil) and the conversion option of bank loan (see note 14) were excluded from the diluted weighted average number of ordinary and preferred shares calculation as their effect would have been anti-dilutive.

9    Property, plant and equipment

During the three months ended June 30, 2010, the Group acquired property, plant and equipment or transferred from construction in progress with an aggregate cost of RMB8,392,000 (three months ended June 30, 2009: RMB10,134,000). Items of property, plant and equipment with a net book value of RMB4,189,000 were disposed of during the three months ended June 30, 2010 (three months ended June 30, 2009: RMB50,000).

10  Construction in progress

The construction in progress primarily comprises costs incurred on the land improvements and farmland infrastructure on cultivation bases of the subsidiaries in the PRC-mainland under construction at the respective balance sheet dates.

During the three months ended June 30, 2010, the Group had additions in construction in progress amounted to RMB52,778,000 (three months ended June 30, 2009: RMB25,838,000). Items of construction in progress totalling RMB6,530,000 (three months ended June 30, 2009: RMB17,449,000) were transferred to property, plant and equipment during the three months ended June 30, 2010.

For the three months ended June 30, 2010, interest expense on bank loan of RMB2,441,000 (three months ended June 30, 2009: RMB Nil) is directly attributable to the construction of property, plant and equipment and capitalized into construction in progress.

11  Long-term deposits and prepayments

Long-term deposits and prepayments represent the deposits to wholesalers and the prepaid marketing, pest control and environmental protection service costs and utilities expenses at the respective balance sheet dates:

	At	At
	March 31, 2010	June 30, 2010
	RMB’000	RMB’000

Deposits to wholesalers	3,080	3,080
Construction works	3,910	5,490
Prepaid utilities expenses	2,309	2,234
Prepaid pest control and environmental protection service costs	19,604	18,936
Prepaid front-end-fee in connection with the long-term bank loan	1,189	1,964
Prepaid advertising and promotion expenses	1,467	1,267

	31,559	32,971

The Group made prepayments to certain third party vendors for the provision of pest control and environmental protection service for a period of ten years.

Le Gaga Holdings Limited
Notes to the unaudited condensed combined interim financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

12  Biological assets

Biological assets represent the growing crops including vegetables, fresh fruits, tea trees in various cultivation bases located in the PRC-mainland.

(a)	Reconciliation of carrying amount of biological assets:

At
June 30, 2010
RMB’000

At April 1	50,191
Changes in fair value less costs to sell	47,570
Plantation expenditure	22,750
Harvested crops transferred to inventories	(77,212)

At June 30	43,299

Non-current portion	5,510
Current portion	37,789

43,299

Plantation expenditure comprises those costs that are directly attributable to the cultivation of vegetables, fresh fruits and trees on farmland including seeds, fertilizers, pesticides, direct labour, operating lease charges on farmland, depreciation and other direct costs.

(b)	The analysis of carrying amount of biological assets:

	March 31, 2010
		Vegetables		Tea and
	Area	and Fruits	Area	Other Trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000

Non-current	—	—	1,150	5,186	5,186
Current	6,833	45,005	—	—	45,005

	6,833	45,005	1,150	5,186	50,191

	June 30, 2010
		Vegetables		Tea and
	Area	and Fruits	Area	Other Trees	Total
	(Mu)	RMB’000	(Mu)	RMB’000	RMB’000

Non-current	—	—	1,150	5,510	5,510
Current	8,489	37,789	—	—	37,789

	8,489	37,789	1,150	5,510	43,299

Vegetables and fruits are to be harvested as agricultural produce while tea and other trees are not agricultural produce but are self-regenerating for sustaining regular harvests of agricultural produce.

Biological assets were stated at fair value less costs to sell as of March 31, 2010 and June 30, 2010 as estimated by an independent appraiser using the net present value approach whereby projected future net cash flows were discounted at the rates of 14.7% (March 31, 2010: 14.7%) for vegetables and fruits and 18.3% (March 31, 2010: 18.4%) for tea and other trees to provide a current market value of the biological assets.

Le Gaga Holdings Limited
Notes to the unaudited condensed combined interim financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

The discount rates used in the valuation of the biological assets in the PRC-mainland as at each balance sheet date were based on the market-determined pre tax rate.

The principal valuation methodology and assumptions adopted are as follows:

—	The present condition of a biological asset excludes any increases in value from additional biological transformation and future activities of the Group such as those related to enhancing the future biological transformation, harvesting and selling; and

—	Estimated future net cash flows are referenced to past experience from the management and historical records.

13  Inventories

(a)	Inventories in the unaudited condensed combined balance sheets comprise:

	At	At
	March 31, 2010	June 30, 2010
	RMB’000	RMB’000

Agricultural materials	2,759	3,817
Consumables and packing materials	179	158

	2,938	3,975

Agricultural materials represent seeds, fertilizers and pesticides.

(b)	Reconciliation of carrying amount of agricultural produce:

At
June 30, 2010
RMB’000

At April 1	—
Harvested crops transferred in from biological assets	77,212
Purchases during the period	2,039
Cost of inventories sold	(79,251)

—

(c)	The cost of inventories sold for the three months ended June 30, 2009 and 2010 include the costs of agricultural produce purchased from third party vendors, the actual plantation expenditure and the adjustments to record the inventories at fair value less costs to sell, as follows:

	Three Months Ended June 30,
	2009	2010
	RMB’000	RMB’000

Purchases of agricultural produce	1,301	2,039
Plantation expenditure	19,360	27,755
Biological assets fair value adjustments	23,115	49,457

Cost of inventories sold	43,776	79,251

Le Gaga Holdings Limited
Notes to the unaudited condensed combined interim financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

14  Bank loans

On November 10, 2009, China Linong entered into a loan agreement (the “Loan Agreement”) with DEG — Deutsche Investitions — Und Entwicklungsgesellschaft mbH (“DEG”) for a loan principal amount of USD18,000,000 (the “Loan”). At June 30, 2010, the Loan was drawn down to an extent of USD12,000,000 (equivalent to RMB81,656,000) (March 31, 2010: USD5,000,000 (equivalent to RMB34,290,000)). The purpose of the Loan is to finance the expansion of the Group’s farmland operations, which involve construction of greenhouse, infrastructure works, irrigation systems and accessory facilities in the cultivation bases of the Group.

During the three months ended June 30, 2010, the Group has obtained a short-term bank loan in the PRC-mainland of RMB6,000,000 for operating cashflows.

15  Material related party transactions

(a)  During the three months ended June 30, 2009 and 2010, the directors of the Company are of the view that the following are related parties of the Group.

Name of party	Relationship

Ma Shing Yung	Chairman and Chief Executive Officer of the Company and China Linong
Lui Ming Ho	Director of China Linong

No advances from and/or repayments to above related parties were made during the three months ended June 30, 2009 and 2010. Included in “trade and other receivables” and “trade and other payables” as of June 30, 2010 are amounts due from/to related parties of RMB46,000 and RMB40,000 (March 31, 2010: RMB46,000 and RMB40,000), respectively. Amounts due from/to related parties are unsecured, interest-free and repayable on demand.

(b)	Key management personnel remuneration

Remuneration for key management personnel of the Group for the three months ended June 30, 2009 and 2010 is as follows:

	Three Months Ended June 30,
	2009	2010
	RMB’000	RMB’000

Basic salaries, allowances and benefits in kind	594	1,077
Equity settled share-based payment expenses	910	3,250

	1,504	4,327

16  Commitments and contingent liabilities

(a)	Capital commitments

	At	At
	March 31, 2010	June 30, 2010
	RMB’000	RMB’000

Contracted for	30,268	43,527
Authorized but not contracted for	136,313	91,834

	166,581	135,361

Le Gaga Holdings Limited
Notes to the unaudited condensed combined interim financial statements (continued)
(Expressed in Renminbi unless otherwise indicated)

(b)	Environmental contingencies

The Group’s operations are regulated by various laws and regulations. Laws and regulations protecting the environment have generally become more stringent in recent years and could become more stringent in the future. Violation of these laws and regulations could impose significant costs, expenses, penalties and liabilities on the Group. The financial position of the Group may be adversely affected by any environmental liabilities which may be imposed under such new environmental laws and regulations. The directors of the Company are not aware of any environmental liabilities as of March 31, 2010 and June 30, 2010. The directors of the Company are also not aware of any violation to existing laws and regulations or any significant costs, expenses, penalties and liabilities resulting from such violation.

利农
LAND V
无公害 绿色蔬果
称 重 处
欢乐国庆

Over 100 varieties of vegetables

Quality, Safety & Reliability

LeGaga

Le Gaga Holdings Limited

Le Gaga sells over 100 varieties of vegetables Quality, Safety Reliability

10,871,599 American Depositary Shares

Le Gaga Holdings Limited

Representing 543,579,950 Ordinary Shares

Prospectus

BofA Merrill Lynch	UBS Investment Bank

Piper Jaffray	Oppenheimer & Co.

          , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS.

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. We intend to adopt a post-offering articles of association that will provide for indemnification of officers and directors for costs, charges, expenses, judgments, losses, damages or liabilities sustained by such persons in connection with actions or proceedings to which they are a party or are threatened to be made a party by reason of their acting as our directors or officers, other than as a result of such person’s actual fraud or willful misconduct.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.16 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued and sold the securities listed below (including options to acquire our ordinary shares) without registering the securities under the Securities Act. None of these transactions involved any underwriting discounts or commissions or any public offering. As a foreign issuer without substantial U.S. market interest in our securities, we sold our preferred shares through private placements outside the United States to non-U.S. persons and without any directed selling efforts in the United States and otherwise in compliance with all applicable conditions of Regulation S. All our options to purchase ordinary shares and the ordinary shares issued upon the exercise of such options were issued to directors or employees outside the United States and were in respect of ordinary shares not exceeding 15.0% of our issued ordinary share capital. Accordingly, we believe that each of the following issuances were exempt from registration under the Securities Act in reliance on Regulation S or Rule 701 of the Securities Act.

Ordinary Shares

China Linong was incorporated in the British Virgin Islands on March 24, 2006. China Linong issued a total of 1,050 ordinary shares, par value $1.00 each, to the following parties: 613 shares to Grow Grand, 60 shares to Magnetic Star, 60 shares to Limewater, 60 shares to Natural Eternity, 70 shares to Honeycomb, 60 shares to Win Seasons, 77 shares to Valuetrue and 50 shares to Natural Scent. Subsequently, pursuant to a shareholders’ resolution passed on March 21, 2008, the par value of each ordinary share changed from $1.00 to $0.001.

In July 2010, as part of our restructuring, we issued ordinary shares to existing shareholders of China Linong in exchange for their ordinary shares of China Linong at a 1 to 1,000 ratio.

In October 2010, we issued 66,579,999 ordinary shares pursuant to the exercise of options at an exercise price of $0.0354 per share, and 13,014,000 ordinary shares pursuant to the exercise of share options at an exercise price of $0.0729 per share.

Preferred Shares

On April 12, 2006, China Linong issued in a private placement 169.38 series A preferred shares to Sequoia China for an aggregate amount of $3,150,383.31, 19.46 series A preferred shares to Sequoia China Partners Fund for an aggregate amount of $361,946.27, and 26.22 series A preferred shares to Sequoia China Principals Fund for an aggregate amount of $487,678.89. A total of 215.06 series A preferred shares were issued in this private placement for an aggregate amount of $4,000,008.47.

Subsequently, on February 14, 2007, China Linong issued in a private placement 31.784 series A1 preferred shares to Sequoia China for an aggregate amount of $1,575,200, 3.652 series A1 preferred shares to Sequoia China Partners Fund for an aggregate amount of $181,000, 4.919 series A1 preferred shares to Sequoia China Principals Fund for an aggregate amount of $243,800, 24.213 series A1 preferred shares to Grow Grand for an aggregate amount of $1.2 million, and 16.142 series A1 preferred shares to Honeycomb for an aggregate amount of $800,000. A total of 80.71 series A1 preferred shares were issued in this private placement for an aggregate amount of $4.0 million.

On March 21, 2008, China Linong issued in a private placement 75,420 series B preferred shares to Sequoia China Growth Fund for an aggregate amount of $5,500,237, 130,270 series B preferred shares to SIG China for an aggregate amount of $9,500,344, 89,056 series B preferred shares to Pacven VI for an aggregate amount of $6,494,685, 6,934 series B preferred shares to Pacven VI Parallel for an aggregate amount of $505,683, and 27,420 series B preferred shares to PreIPO Capital for an aggregate amount of $1,999,688. A total of 329,100 series B preferred shares were issued in this private placement for an aggregate amount of $24,000,637.

On April 10, 2008, PreIPO Capital transferred all its interest in series B preferred shares in China Linong to its affiliate, Made In China Ltd. As a result of the transfer, Made In China Ltd. replaced PreIPO Capital as the holder of 27,420 series B preferred shares. On July 18, 2008, Sequoia China Growth Fund sold all its interest in series B preferred shares to its affiliates Sequoia China Growth Partners Fund and Sequoia China GF Principals Fund for a consideration of $701,860. As a result of the sale, Sequoia China Growth Partners Fund and Sequoia China GF Principals Fund were the holders of 1,554 and 8,070 series B preferred shares, respectively.

On December 22, 2009, China Linong issued in a private placement an aggregate of 79,127 series B1 preferred shares to a group of investors, comprising Grow Grand, Magnetic Star, Honeycomb, Valuetrue, Chic Holdings Limited, Lu Rong, SIG China, Pacven VI, Pacven VI Parallel, Sequoia China, Sequoia China Partners Fund, Sequoia China Principals Fund, Sequoia China Growth Fund, Sequoia China Growth Partners Fund, Sequoia China GF Principals Fund and Made In China.

Subsequently, on January 19, 2010, Sequoia China, Sequoia China Partners Fund, and Sequoia China Principals Fund collectively transferred all 12,067 series B1 preferred shares of China Linong to Sequoia China Growth Fund, Sequoia China Growth Partners Fund, Sequoia China GF Principals Fund for a consideration of $913,471.90. As a result, the transferors no longer hold series B1 preferred shares, whereas Sequoia China Growth Fund increased its series B1 shareholdings by 10,565 shares, Sequoia China Growth Partners Fund increased its series B1 shareholdings by 251 shares, and Sequoia China GF Principals Fund increased its series B1 shareholdings by 1,291 shares. In July 2010, all of China Linong’s preferred shares were exchanged for our preferred shares at a 1 to 1,000 ratio. Each of our preferred shares will automatically convert into one ordinary share immediately upon the closing of this initial public offering, subject to customary anti-dilution provisions.

Share Options

China Linong granted options to directors, employees and others providing similar services under its 2007 and 2009 share incentive plans as follows.

Number of Options	Exercise Price	Grant Date	Expiration Date
	($ per share)

66,580,000	0.0354	May 23, 2007	May 23, 2017
48,246,000	0.0729	April 17, 2009	April 17, 2019
103,184,000	0.0757	March 29, 2010	March 29, 2020
60,000,000	0.08	August 31, 2010	August 30, 2020

In July 2010, all of these options were exchanged into options to purchase ordinary shares of our company at a 1 to 1,000 ratio.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on pages II-6 to II-7 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or the notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on October 22, 2010.

LE GAGA HOLDINGS LIMITED

By:	/s/ Shing Yung Ma
Name:     Shing Yung Ma

Title:	Chairman and chief executive officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on October 22, 2010.

Signature		Title

/s/ Shing Yung Ma Name: Shing Yung Ma		Chairman and chief executive officer (Principal executive officer)

/s/ * Name: Auke Cnossen		Chief financial officer (Principal financial and accounting officer)

/s/ * Name: Na Lai Chiu		Director

/s/ * Name: Jin Li		Director

/s/ * Name: Neil Nanpeng Shen		Director

/s/ * Name: Tim Ting Gong		Director

/s/ * Name: Jeffrey Zeng		Director

/s/ * Name: Kate Ledyard Title: Law Debenture Corporate Services Inc.		Authorized U.S. Representative

* By:	/s/ Shing Yung Ma Name: Shing Yung Ma Attorney-in-Fact

LE GAGA HOLDINGS LIMITED

EXHIBIT INDEX

Exhibit Number		Description of Document

1	.1*	Form of Underwriting Agreement
3	.1†	Amended and Restated Memorandum and Articles of Association of the Registrant, as currently in effect
3	.2†	Form of Amended and Restated Memorandum and Articles of Association of the Registrant post-offering
4.1		Form of the Registrant’s American Depositary Receipt (included in Exhibit 4.3)
4	.2†	Registrant’s Specimen Certificate for Ordinary Shares
4.3		Form of Deposit Agreement among the Registrant, the depositary and Owners and Beneficial Owners of the American Depositary Shares issued thereunder
5.1		Opinion of Maples and Calder regarding the validity of ordinary shares being registered
8.1		Opinion of Maples and Calder regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
8	.2†	Opinion of Latham & Watkins regarding certain U.S. tax matters
10	.1†	Series A Preferred Share Purchase Agreement by and among China Linong International Limited, Land V. Group Limited, Land V. Limited, Shing Yung Ma, Li Luan, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., and the then PRC Subsidiaries (as defined therein) dated April 12, 2006
10	.2†	Series A1 Preferred Share Purchase Agreement by and among China Linong International Limited, Land V. Group Limited, Land V. Limited, Hong Kong Linong Limited, Shing Yung Ma, Li Luan, Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Grow Grand Limited, Honeycomb Assets Management Limited, and the then PRC Subsidiaries (as defined therein) dated February 14, 2007
10	.3†	Series B Preferred Share Subscription Agreement by and among China Linong International Limited, Land V. Group Limited, Land V. Limited, Hong Kong Linong Limited, Shing Yung Ma, Li Luan, Sequoia Capital China Growth Fund I, L.P., SIG China Investments One, Ltd, Pacven Walden Ventures VI, L.P., Pacven Walden Ventures Parallel VI, L.P., PreIPO Capital Partners Limited, and the then PRC Subsidiaries (as defined therein) dated March 21, 2008
10	.4†	Series B1 Preferred Share Subscription Agreement by and among China Linong International Limited, Land V. Group Limited, Land V. Limited, Hong Kong Linong Limited, Shing Yung Ma, Li Luan, Grow Grand Limited, Magnetic Star Holdings Limited, Honeycomb Assets Management Limited, Valuetrue Investments Limited, Chic Holdings Limited, Lu Rong, SIG China Investments One, Ltd, Pacven Walden Ventures VI, L.P., Pacven Walden Ventures Parallel VI, L.P., Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., Made In China Ltd., and the then PRC Subsidiaries (as defined therein) dated December 22, 2009
10	.5†	Share Purchase Agreement relating to series B preferred shares between PreIPO Capital Partners Limited and Made In China Ltd dated April 10, 2008
10	.6†	Share Purchase Agreement relating to series B preferred shares by and among Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., and Sequoia Capital China GF Principals Fund I, L.P., dated July 18, 2008
10	.7†	Accession Agreement relating to series B preferred shares by and among all parties of series B Shareholders Agreement, Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P., and Made In China Ltd dated July 22, 2008
10	.8†	Share Transfer Agreement relating to ordinary shares between Natural Scent Limited and Chic Holdings Limited dated January 18, 2010

Exhibit Number		Description of Document

10	.9†	Share Transfer Agreement relating to ordinary shares between Natural Scent Limited and Lu Rong dated January 18, 2010
10	.10†	Share Purchase Agreement relating to series B1 preferred shares by and among Sequoia Capital China I, L.P., Sequoia Capital China Partners Fund I, L.P., Sequoia Capital China Principals Fund I, L.P., Sequoia Capital China Growth Fund I, L.P., Sequoia Capital China Growth Partners Fund I, L.P., Sequoia Capital China GF Principals Fund I, L.P. dated January 19, 2010
10	.11†	Shareholders Agreement by and among the Registrant, China Linong International Limited, Land V. Group Limited, Land V. Limited, Hong Kong Linong Limited, Shing Yung Ma, Li Luan, holders of ordinary shares, holders of series A preferred shares, holders of series A1 preferred shares, holders of series B preferred shares, holders of series B1 preferred shares and the PRC subsidiaries dated July 16, 2010
10	.12†	Loan Agreement entered into between DEG — Deutsche Investitions — Und Entwicklungsgesellschaft Mbh and China Linong International Limited dated November 10, 2009
10	.13†	Share Retention Letter dated October 22, 2009 from Shing Yung Ma to DEG — Deutsche Investitions — Und Entwicklungsgesellschaft Mbh, agreed on November 10, 2009
10	.14†	2010 Share Incentive Plan
10	.15†	2009 Share Incentive Plan
10	.16†	Form of Indemnification Agreement
10	.17†	Form of Employment Agreement
10	.18†	English translation of Land Lease Contract between Agricultural Development Office of Guyuan County, Hebei Province and Land V. Ltd (Zhangjiakou) dated November 1, 2006
10	.19†	English translation of Land Sub-Lease Contract between Cai Yingguo and Land V. Ltd (Fujian) dated June 14, 2005
10	.20†	English translation of Amendment Agreement To The Main Contract by and among Cai Yingguo, Land V. Ltd (Fujian) and Linong Agriculture Technology (Shantou) Co. Ltd dated June 25, 2010
10	.21†	English translation of Technology Development Contract between China Linong International Limited and Beijing Research Center for Information Technology in Agriculture dated August 5, 2010
21	.1†	Subsidiaries of the Registrant
23.1		Consent of KPMG, an Independent Registered Public Accounting Firm
23	.2†	Consent of Maples and Calder (included in Exhibit 5.1)
23	.3†	Consent of Latham & Watkins (included in Exhibit 8.2)
23	.4†	Consent of Trend Associates
23	.5†	Consent of Avista Valuation Advisory Limited
23	.6†	Consent of Asset Appraisal Limited
23	.7†	Consent of Jones Lang LaSalle Sallmanns Ltd.
23	.8†	Consent of Frost & Sullivan
23	.9†	Consent of Gordon Xiaogang Wang
23	.10†	Consent of Chung Bong Pang
23	.11†	Consent of Li-Lan Cheng
24	.1†	Powers of Attorney
99	.1†	Code of Business Conduct and Ethics of the Registrant

*	To be filed by amendment.

†	Previously filed